As filed with the staff of the Securities and Exchange Commission on March 4, 2004.

Registration No. 333-112800

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

TOM Online Inc.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Cayman Islands	7374	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

8th Floor, Tower W3, Oriental Plaza No. 1 Dong Chang An Avenue Beijing, China 100738 (8610) 6528-3399

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Chun Wei, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong	Anthony Root, Esq. Milbank, Tweed, Hadley & McCloy LLP 3007 Alexandra House 16 Chater Road Hong Kong

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee

Ordinary shares, par value HK$0.01 per share(3)	US$	224,107,343	US$	28,395	(4)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States, including ordinary shares that may be purchased by the underwriters pursuant to over-allotment options. The ordinary shares are not being registered for the purpose of sales outside the United States and are being offered in reliance on Regulation S of the Securities Act of 1933, as amended.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each American depositary share represents 80 ordinary shares.
(4)	US$20,272 of the registration fee was paid with the registration statement publicly filed with the Commission on February 13, 2004, and US$8,123 is paid with this amendment.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

SUBJECT TO COMPLETION, DATED                     , 2004

PROSPECTUS

11,250,000 American Depositary Shares

TOM Online Inc.

Representing 900,000,000 Ordinary Shares

We are selling 900,000,000 ordinary shares in the form of American Depositary Shares, or ADSs, and ordinary shares. Each ADS represents the right to receive 80 ordinary shares. Investors may choose to receive ADSs or ordinary shares.

This is our initial public offering. We currently expect the initial public offering price per ADS to be between US$13.56 and US$15.56 per ADS, equivalent to between HK$1.32 and HK$1.51 per ordinary share, assuming an exchange rate of HK$7.7751 to US$1.00 on February 20, 2004.

This offering of ADSs is part of a global offering of an aggregate of 1,000,000,000 ordinary shares, including a Hong Kong public offering of 100,000,000 ordinary shares.

The ADSs have been approved to be included for quotation on the Nasdaq National Market under the symbol “TOMO.” The Hong Kong Stock Exchange has granted approval in principle for the listing of, and permission to deal in, our ordinary shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited under the stock code of “8282.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 15.

US$             per ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per ADS	US$	US$	US$
Total	US$	US$	US$

The information in the above table excludes ordinary shares initially offered in the Hong Kong public offering, with aggregate proceeds to us of HK$            . TOM Group Limited (formerly TOM.COM LIMITED), our parent company, has granted the underwriters an option to purchase up to 1,875,000 additional ADSs to cover over-allotments, if any. We will not receive any proceeds from the sale of ADSs by TOM Group Limited.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about March         , 2004. The ADSs are expected to commence trading on the Nasdaq National Market on March         , 2004. You will not be able to sell or otherwise deal in these securities prior to the commencement of trading.

Citigroup	Morgan Stanley

(in alphabetical order)

Piper Jaffray

Co-Manager

                        , 2004

ivr
sms
e-mail
ces
auto
game
wap
tom.com
news
java
mms
sports
search
ad
chat
...

tom.com

http://www.tom.com/news/sports/women/auto/ent/game/search/sms/ivr/sms/mms/java/wap...etc. go

TOM Online Inc.

Summary	2
Risk Factors	15
General	35
Forward-Looking Statements	36
Our Corporate Structure	37
Use of Proceeds	41
Dividend Policy	42
Dilution	43
Capitalization	45
Exchange Rate Information	46
Selected Historical Consolidated Financial and Operating Data	47
Selected Financial Data of Wu Ji Network	49
Selected Unaudited Pro Forma Consolidated Financial Data	50
Management’s Discussion and Analysis of Financial Condition and Results of Operations	52
Industry Overview	81
Our Business	85
Our Acquisition	104
Management	110
Regulation	117
Relationship with Our Parent Company	125
Related Party Transactions	127
Principal Shareholders and Selling Shareholder	138
Description of Share Capital	139
Description of American Depositary Shares	148
Shares Eligible for Future Sale	158
Taxation	160
Underwriting	167
Legal Matters	177
Experts	178
Expenses Related to the Global Offering	179
Where You Can Find More Information	180
Enforceability of Civil Liabilities	181
Additional Information Disclosed in The Hong Kong Public Offering Regarding Statement of Business Objectives and Strategies and Our Reorganization	182
Glossary of Technical Terms	194
Index to Financial Statements	F-1
Index to Unaudited Pro Forma Consolidated Financial Information and Supplemental Selected Unaudited Pro Forma Consolidated Quarterly Financial Information	P-1
Appendix A—Property Valuation	A-1

Until             , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares or ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. You should read the entire prospectus carefully when evaluating an investment in our ADSs or ordinary shares. Unless otherwise stated, references to and statements regarding China or the People’s Republic of China, or the PRC, in this prospectus do not apply to Hong Kong, Macau or Taiwan.

Overview

We are one of the leading Internet companies in China providing value-added multimedia products and services. We deliver our products and services from our Internet portal to our users both through their mobile phones and through our websites. Our primary business activities include wireless value-added services, online advertising and commercial enterprise solutions. We are one of the leading wireless value-added service providers in China. We are also one of the leading Internet portal websites based on average daily website page views. As of December 31, 2003, we had approximately 27 million cumulative registered users of our wireless data services, and during the fourth quarter of 2003, we sent an average of approximately 7 million daily wireless data messages. We recorded an average of approximately 148 million daily website page views during the fourth quarter of 2003.

Our revenues increased to US$77.1 million in 2003 from US$30.0 million in 2002. In 2003, our revenues from our wireless value-added services, advertising and commercial enterprise solutions accounted for 72.5%, 7.6% and 17.9%, respectively, of our total revenues. We have historically operated as a wholly-owned subsidiary of our parent company, TOM Group Limited (formerly TOM.COM LIMITED), and our historical consolidated financial statements for periods prior to our reorganization may not reflect our operations, financial condition and cash flow had we operated as a stand-alone entity in the past.

Industry Overview

China has experienced rapid growth in Internet use in recent years. According to China Internet Network Information Center, the number of Internet users in China increased from approximately 9 million as of December 31, 1999 to approximately 80 million as of December 31, 2003, making China the second largest Internet market in the world. China has also experienced rapid growth in mobile telecommunications use in recent years. According to China’s Ministry of Information Industry, China is now the largest mobile telecommunications market in the world with approximately 269 million mobile phone users as of December 31, 2003. In addition, China has experienced a significant increase in the use of wireless value-added services, the most popular form of which is short messaging services, or SMS. The most common application for SMS is point-to-point SMS, which allows users to send short messages between mobile phones. In 2000, China Mobile Communications Corporation, or China Mobile, launched its Monternet wireless value-added services platform, and in 2001, China United Telecommunications Corporation, or China Unicom, launched its UNI-Info wireless value-added services platform. These platforms enabled the development of an additional type of SMS, which allows users to access products and services provided by third parties, such as ourselves. China Mobile and China Unicom also began to allow these third party providers to use their billing and collection systems to charge fees for products and services that are delivered through the Monternet and UNI-Info platforms. This created an opportunity for Internet companies to deliver their Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these products and services.

According to Norson Telecom Consulting, the total number of short messages transmitted in China in 2003 was approximately 180 billion, compared to approximately 90 billion in 2002, and point-to-point SMS accounted for approximately 78.6% of the total number of SMS messages sent through China Mobile’s telecommunications network, while the remaining approximately 21.4% was accounted for by other SMS-based wireless data services. In addition, we believe that with the continuous upgrading of mobile telecommunications networks in China, the wireless value-added services market will further expand by allowing users to transmit larger amounts of data at higher speeds and to access additional products and services through their mobile phones.

Due to the rapid growth in Internet use, companies in China are spending an increasing amount on advertising through Internet websites to promote their products and services. According to International Data Corporation, China’s online advertising market is expected to increase to approximately US$344 million in 2007 from approximately US$63 million in 2002. The expected increase in Internet use in China may also lead to an expansion in the market for other Internet services, such as online games and directory listings, which we believe will create additional opportunities for growth in the Internet services market.

Our Business

Our Internet portal contains our content and is the foundation for our primary business activities. We provide content, products and services through the Internet and wireless communications networks. We launched our Internet portal in July 2000 and have since focused on the development and the provision of content products and services to users. Our content, which is both developed in-house and obtained from third party content providers, is edited, redesigned and repackaged through our content management system for our different products and services.

Over time, as our user base increased and with the introduction of China Mobile’s Monternet and China Unicom’s UNI-Info platforms in 2001, we capitalized on the opportunity to offer wireless value-added services from our portal by using China Mobile and China Unicom’s platforms. Our newly acquired wireless interactive voice response, or wireless IVR, services provide an additional distribution channel for our content and services. Our users can access our wireless value-added products and services through both their mobile phones and our websites. Our commercial enterprise solutions services also leverage our expertise in Internet and wireless value-added services by offering business system solutions to corporate and government entities. Online advertising services have been part of our business since the launch of, and rely on the success of, our Internet portal.

Wireless Value-Added Services

Wireless Data Services: We began providing wireless data services in the second half of 2001. Our wireless data services include SMS, multimedia messaging services, or MMS, and wireless application protocol, or WAP, services. Through these services we provide download, information and community-oriented products, such as news headlines, sports, games, ring tones, ring back tones, dating and wallpapers. As of December 31, 2003, we had approximately 27 million cumulative registered users of our wireless data services, compared to approximately 10 million as of December 31, 2002. Users pay for our wireless data services on either a monthly subscription or a per message basis. As we believe that our subscription-based services provide us with a more stable flow of revenue, we have increased our focus on promoting our subscription-based services since late 2002. In 2003, our subscription-based services revenue accounted for a majority of our wireless data services revenue. Revenues from our wireless data services increased to US$53.5 million in 2003 from US$10.0 million in 2002, and according to China Mobile, we had achieved a top three ranking on China Mobile’s platform in terms of revenue for each of SMS and MMS for the month of December 2003 and WAP for the month of January 2004, the latest periods for which such data was made available to us.

We provide our wireless data services to users in China through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform, and we share revenues from these services with China Mobile and China

Unicom. We were one of the first wireless data service providers to jointly develop and launch MMS and WAP with China Mobile. In addition, we cooperate with several of China’s leading mobile phone producers. These companies manufacture select handset models with a wireless value-added services icon in the handset’s menu that directs users to our Internet portal, which we believe helps us promote our services and acquire new users.

Wireless IVR Services: On November 19, 2003, we acquired the entire issued share capital of Puccini International Ltd., or Puccini, which provides wireless IVR services through Beijing Lei Ting Wu Ji Network Technology Limited, or Wu Ji Network. Wireless IVR services are a new category of wireless value-added services that allow users to access prerecorded information from their mobile phones and to interact with other users through chat and dating services. We believe this acquisition will create synergies between our wireless data services and Wu Ji Network’s wireless IVR services. For a description of the terms of our acquisition and a discussion of Wu Ji Network’s business, see “Our Acquisition.” Wu Ji Network’s revenue was US$9.1 million for the full year ended December 31, 2003.

Online Advertising

At the beginning of 2003, we began increasing our focus on developing our online advertising business. We believe that developing attractive content and services for our websites helps us to increase our user traffic and develop our online advertising business. As our wireless value-added services target young and trendy users, we believe that we are able to attract companies in industries that cater to the younger and more affluent market to advertise on our websites. In addition, we have established relationships with several leading advertising agencies to promote and market our online advertising services to their clients. We will continue to engage in offline advertising activities only to the extent that they are bundled with online advertising. Revenues from our advertising, including online and offline advertising, increased to US$5.8 million in 2003 from US$4.2 million in 2002.

Commercial Enterprise Solutions

Our commercial enterprise solutions provide technical services for Internet-related computer hardware and software needs of our clients. In the first half of 2003, computer hardware sales accounted for the majority of our commercial enterprise solutions revenues. However, we intend to increase our focus on providing higher margin integrated solutions that leverage our expertise in wireless value-added services. We help our clients employ Internet and wireless data-related services, such as SMS, to improve their internal and external communication systems. Our clients can also use our solutions to implement customer service systems, which enable them to promote their products and provide timely information and updates to their customers through wireless data services. Revenues from our commercial enterprise solutions increased to US$13.8 million in 2003 from US$11.2 million in 2002.

Our Strengths

We believe that we are well positioned to capture future growth opportunities because of our following principal strengths:

•	A leading Internet company with strong market position and brand name;

•	Ability to identify industry developments and rapidly introduce innovative products and services;

•	Established relationships with key industry partners in the industry value chain;

•	Proven and innovative management team;

•	Success in expanding our subscription-based business; and

•	Shareholder backing from our parent company, TOM Group Limited, and its shareholders.

Our Strategies

Our objective is to be the leading Internet company in China providing value-added multimedia products and services through multiple distribution channels. In pursuing our objective, we expect to face competition from other leading Internet portals, which may already have access to capital markets, more human and financial resources than we do and a longer operating history than us. To achieve our objective, we intend to pursue the following business strategies:

•	Further promote and build our brand name;

•	Continue to develop our Internet portal content and expand our user base;

•	Continue to develop cooperation arrangements with key industry players and expand our distribution channels to reach a broader user base;

•	Expand our subscription-based product portfolio and revenues;

•	Continue to develop our online advertising business; and

•	Selectively acquire businesses and form strategic alliances that enhance our product portfolio, proprietary content, distribution channels and technology.

Our Corporate Structure

In August 2001, we were incorporated under the laws of the Cayman Islands and we became a wholly-owned subsidiary of our parent company, TOM Group Limited. As part of our pre-initial public offering reorganization, our parent company transferred its wireless value-added services, online advertising and commercial enterprise solutions businesses in China to us. For a description of our reorganization, see “Our Corporate Structure.” Prior to our reorganization, we had not operated as a stand-alone entity as we have historically operated as a wholly-owned subsidiary of our parent company, TOM Group Limited. Our audited historical consolidated financial statements pertain to our results of operations prior to our reorganization. As a result, our historical consolidated financial statements were constructed based on combined activities of us and our parent company and they depend on certain assumptions and allocations that might not reflect our operations, financial condition and cash flow had we operated as a separate entity in the past.

As a result of PRC legal considerations, we conduct substantially all of our operations through Beijing Lei Ting Wan Jun Network Technology Limited, or Beijing Lei Ting, Shenzhen Freenet Information Technology Company Limited, or Shenzhen Freenet, and Wu Ji Network, each of which is wholly owned by PRC citizens. We exercise managerial control over those companies as individuals nominated by our wholly-owned subsidiaries were appointed to the management of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network pursuant to the business operation agreements between those companies and our wholly-owned subsidiaries. In addition, some of those individuals also have the full power and authority to exercise all of the shareholder’s rights of the shareholders of these companies pursuant to the power of attorneys granted by these shareholders. As a result, our wholly-owned subsidiaries are able to conduct substantially all of their business activities through those companies. Other than acting as the performance guarantor for those companies in connection with certain operations-related agreements they entered into with third parties, neither us nor our wholly-owned subsidiaries have any contractual responsibilities for any liabilities of those companies incurred in the course of their business activities. In addition, we are entitled to receive service fees which amount to substantially all of the net income of these companies pursuant to technical and consulting services agreements entered into between those companies and our wholly-owned subsidiaries. For a description of these contractual arrangements, see “Our Corporate Structure” and “Related Party Transactions.”

General Information

Our principal executive office is located at 8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Dong Cheng District, Beijing, China 100738. Our telephone number at this location is (8610) 6528-3399. In addition, we also have offices located at Beijing Economic Technology Development Zone, 3 Yong Chang Bei Lu, Yong Chang Shang, Wu Zong Xin, Beijing, China 100176. Our registered office in the Cayman Islands is located at M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Our primary website address is www.tom.com. Information contained on our website does not constitute a part of this prospectus. Our agent for service of process is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

The Global Offering

Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs or ordinary shares. See “Underwriting.”

Global Offering	1,000,000,000 ordinary shares, including ordinary shares represented by ADSs, consisting of the U.S. offering, the international offering and the Hong Kong public offering.

U.S. offering	450,000,000 ordinary shares in the form of ordinary shares or ADSs to be offered in the United States and Canada.

International offering	450,000,000 ordinary shares in the form of ordinary shares or ADSs to be offered outside the United States and Canada, including the preferential offering and a placing to professional and institutional investors in Hong Kong.

Hong Kong public offering	100,000,000 ordinary shares offered to the public in Hong Kong. The Hong Kong public offering is conditional upon the granting of approval for the listing of and permission to deal in our ordinary shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, or GEM.

ADSs	Each American depositary share, or ADS, represents 80 ordinary shares, par value HK$0.01 per share. The ADSs will be evidenced by American depositary receipts, or ADRs, issued by the depositary bank. The ordinary shares will initially be represented by one or more certificates of payment that represent the irrevocable right to receive the ordinary shares.

Ordinary shares in lieu of ADSs	Investors in the U.S. offering and the international offering can choose to receive ordinary shares in lieu of ADSs as described in “Underwriting.”

Over-allotment option	Up to 1,875,000 ADSs, representing 150,000,000 ordinary shares, offered by TOM Group Limited, our parent company, and exercisable, in whole or in part, by the underwriters within 30 days from the date of commencement of trading of our ordinary shares on GEM to cover over-allotments.

Preferential offering	38,782,700 ordinary shares offered to certain qualifying shareholders of TOM Group Limited, our parent company, pursuant to the requirements of The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange. See “Underwriting.”

Price per ADS in the U.S. offering and international offering	We currently estimate that the initial public offering price per ADS will be between US$13.56 and

US$15.56. The initial public offering price per ADS includes any brokerage fees, transaction levies, investor compensation levies and Hong Kong Stock Exchange trading fees payable in connection with the initial sale and purchase of the ADSs. These fees and levies will be paid over to the relevant authorities or brokers by us.

Price per ordinary share in the Hong Kong public offering and preferential offering

We currently estimate that the initial public offering price per ordinary share in the Hong Kong public offering and preferential offering will be between HK$1.30 and HK$1.50. The initial public offering price per ordinary share excludes a 1% brokerage fee, a 0.005% transaction levy, a 0.002% investor compensation levy and a 0.005% Hong Kong Stock Exchange trading fee payable by purchasers, assuming an exchange rate of HK$7.7751 to US$1.00 on February 20, 2004.

Timing of global offering	The following is an indicative timetable of key events in the global offering given in business days:

Hong Kong public offering commences	Business Day 1, Hong Kong time

Hong Kong public offering closes	Business Day 4, Hong Kong time

Pricing of global offering	Business Day 4, Hong Kong time

Final allocation of shares announced	Business Day 7, Hong Kong time

Trading of ADSs commences on the Nasdaq National Market	Business Day 7, New York time

Trading of ordinary shares commences on GEM	Business Day 8, Hong Kong time

Gap between pricing and trading of ordinary shares

Trading of the ordinary shares offered in the global offering will not commence on GEM until all of the conditions contained in the underwriting agreement for the Hong Kong public offering have been satisfied or waived, which is expected to be four Hong Kong business days after the date of pricing of the ordinary shares. The ADSs offered in the global offering are expected to commence trading on the Nasdaq National Market on the business day in New York immediately preceding the day when trading of the ordinary shares commences trading on GEM. You will not be able to sell or otherwise deal in the ADSs prior to the commencement of their trading on the Nasdaq National Market and you will not be able to sell or otherwise deal in the ordinary shares prior to the commencement of their trading on GEM.

Reallocation between offerings	The joint global coordinators may, at their discretion, reallocate all or any of the ADSs or ordinary shares among the U.S. offering, the international offering and the Hong Kong public offering listed above.

Payment and delivery	The underwriters expect to deliver the ADSs to purchasers on or about March , 2004.

Use of proceeds	We estimate that the aggregate net proceeds to us from the global offering will be approximately US$158 million, assuming an initial public offering price per ADS of US$14.56, the mid-point of the estimated public offering price range. We currently intend to use the proceeds for enhancing and expanding our content and applications for wireless value-added services; research and development of new technologies and future upgrading of our existing technologies and infrastructure; sales and marketing activities; any contingent payments owed in connection with the acquisition of Puccini (however, if at the time of such payments, we have sufficient internal or other resources, all or a portion of such payments may be satisfied by such resources); funding future potential acquisitions and strategic alliances in the wireless value-added services, content and Internet industries in China; and general corporate purposes. See “Use of Proceeds.”

Shares outstanding after the global offering	Assuming an initial public offering price of US$14.56 per ADS, the mid-point of the estimated public offering price range, 3,902,677,033 ordinary shares, including ordinary shares represented by ADSs, will constitute our entire issued and outstanding share capital after the global offering. Cranwood Company Limited will directly own 102,677,033 ordinary shares, which will represent 2.6% of our issued and outstanding share capital. Assuming that the over-allotment option is not exercised by the underwriters, TOM Group Limited, our parent company, will own 2,800,000,000 ordinary shares, which will represent 71.7% of our issued and outstanding share capital.

Listing	We have received approval to have our ADSs included for quotation on the Nasdaq National Market. The Hong Kong Stock Exchange has granted approval in principle for the listing of and permission to deal in, our ordinary shares on GEM.

Proposed Nasdaq symbol for our ADSs	“TOMO”

Proposed GEM code for our ordinary shares	“8282”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary historical consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the summary historical consolidated balance sheet data as of December 31, 2001, 2002 and 2003 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated statement of operations data for the year ended December 31, 2000 and the summary historical consolidated balance sheet as of December 31, 2000 set forth below are derived from our audited historical consolidated financial statements that are not included in this prospectus. Our historical consolidated financial data reflects the effects of our reorganization from September 26, 2003, and the effects of our acquisition from November 19, 2003. Our audited historical consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by PricewaterhouseCoopers. For a description of the basis of presentation of these financial statements, see note 2 to our audited historical consolidated financial statements. For a description of our reorganization, see “Our Corporate Structure.”

	As of or for the year ended December 31,
	2000	2001	2002	2003
Historical Consolidated Statement of Operations Data	(in thousands of U.S. dollars, except percentages and operating data)
Revenues	2,610	6,433	29,975	77,073
Cost of revenues	(5,483)	(10,908)	(24,874)	(44,085)

Gross (loss)/profit	(2,873)	(4,475)	5,101	32,988
Operating expenses	(71,866)	(18,616)	(13,420)	(13,223)

(Loss)/income from operations	(74,739)	(23,091)	(8,319)	19,765
Other expenses	(17)	(347)	(408)	(320)

(Loss)/income before tax	(74,756)	(23,438)	(8,727)	19,445
Income tax (expense)/credit	—	—	(16)	254

(Loss)/income after tax	(74,756)	(23,438)	(8,743)	19,699
Minority interests	72	294	389	(127)

Net (loss)/income attributable to shareholders	(74,684)	(23,144)	(8,354)	19,572

Historical Consolidated Balance Sheet Data
Cash and cash equivalents	8,278	5,320	6,752	22,636
Restricted cash	—	4,030	—	—
Other current assets	3,411	9,925	12,310	32,182
Property and equipment, net	5,413	2,960	5,518	7,094
Other assets	—	3,391	994	5,464

Total assets	17,102	25,626	25,574	67,376

Current liabilities	3,941	14,445	8,498	32,831
Long-term liabilities	6,100	11,801	26,316	19,983

Total liabilities	10,041	26,246	34,814	52,814
Minority interests	—	613	224	152
Total shareholders’ equity/(deficit)	7,061	(1,233)	(9,464)	14,410

Total liabilities and shareholders’ equity/(deficit)	17,102	25,626	25,574	67,376

Other Historical Consolidated Financial Data
Gross (loss)/profit margin	(110%)	(70%)	17%	43%
Operating (loss)/profit margin	(2,864%)	(359%)	(28%)	26%
Net (loss)/profit margin	(2,861%)	(360%)	(28%)	25%
Depreciation	533	2,360	1,865	3,016
Amortization	3,270	8	88	629
Capital expenditure	2,581	2,749	4,451	4,790

Unaudited Operating Data
Registered users (in millions)(1)	—	0.4	10.1	27.4

(1)	Approximate cumulative number of users of our wireless data services that have registered with us since our launch of these services in July 2001, irrespective of activity level.

SUMMARY UNAUDITED HISTORICAL CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING DATA

The following summary unaudited historical consolidated quarterly financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto, and “Management‘s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary unaudited historical consolidated quarterly financial data for the three months ended March 31, 2003, June 30, 2003, September 30, 2003 and December 31, 2003 were derived from our management financial information, which was prepared on substantially the same basis as our audited historical consolidated financial statements and include all adjustments necessary for a fair statement of the financial results for the periods presented. Our unaudited historical consolidated quarterly financial information reflects the effects of our reorganization from September 26, 2003, and the effects of our acquisition from November 19, 2003. For a description of the basis of presentation of our audited historical consolidated financial statements, see note 2 to our audited historical consolidated financial statements. For a description of our reorganization, see “Our Corporate Structure.”

	As of or for the three months ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Historical Consolidated Statement of Operations Data	(unaudited and in thousands of U.S. dollars, except percentages and operating data)
Revenues:
Wireless value-added services	8,759	14,883	14,637	17,564
Advertising(1)	1,268	1,699	2,279	599
Commercial enterprise solutions(2)	3,757	2,849	4,132	3,087
Internet access(3)	1,055	385	64	56

Total revenues	14,839	19,816	21,112	21,306
Cost of revenues	(9,636)	(11,403)	(12,311)	(10,735)

Gross profit	5,203	8,413	8,801	10,571
Operating expenses	(3,317)	(2,804)	(3,392)	(3,710)

Income from operations	1,886	5,609	5,409	6,861
Other expenses	(113)	(111)	(91)	(5)

Income before tax	1,773	5,498	5,318	6,856
Income tax (expense)/credit	(8)	(4)	166	100

Income after tax	1,765	5,494	5,484	6,956
Minority interests	(2)	(60)	(12)	(53)

Net income attributable to shareholders	1,763	5,434	5,472	6,903

Other Historical Consolidated Financial Data
Gross profit margin	35%	42%	42%	50%
Operating profit margin	13%	28%	26%	32%
Net profit margin	12%	27%	26%	32%
Depreciation	646	723	846	801
Amortization	—	—	—	629

Unaudited Operating Data
Registered users (in millions)(4)	15.8	17.7	22.1	27.4
SMS subscriptions(5) (in millions)	5.5	8.7	8.5	9.1
SMS downloads(6) (in millions)	83.4	89.1	78.8	72.9

(1)	Includes offline advertising revenue that is bundled with online advertising revenue.
(2)	Our commercial enterprise solutions revenue is primarily derived from the purchase and installation of computer hardware on behalf of our clients.
(3)	We stopped selling Internet access cards in the fourth quarter of 2002. In subsequent periods, however, we continue to recognize revenue and related costs with respect to outstanding Internet access cards. We do not expect to recognize revenue or costs from this business once the last Internet access card expires at the end of 2004.
(4)	Approximate cumulative number of users of our wireless data services that have registered with us since our launch of these services in July 2001, irrespective of activity level.
(5)	Number of paid SMS subscriptions during the relevant period.
(6)	Number of paid SMS downloads during the relevant period, excluding downloads made pursuant to subscriptions.

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following summary unaudited pro forma consolidated financial data should be read in conjunction with our unaudited pro forma consolidated financial information, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2003 set forth below are derived from our unaudited pro forma consolidated financial information.

Our unaudited pro forma consolidated statement of operations data is presented in order to give pro forma effect to (i) our reorganization, as if the reorganization occurred on January 1, 2003 and (ii) the acquisition of Puccini, which provides wireless IVR services through Wu Ji Network, as if the acquisition occurred on January 1, 2003. As a result, our unaudited pro forma consolidated financial information includes the financial information of the nine companies that are part of our company following our reorganization, but excludes the six companies that were included in our historical consolidated financial information up until September 26, 2003, but are no longer part of our company following our reorganization.

Our unaudited pro forma consolidated financial information have been derived from our audited historical consolidated financial statements and the audited historical financial statements of Wu Ji Network, both of which are prepared and presented in accordance with U.S. GAAP. For a description of the basis of presentation and the adjustments made in the preparation of this unaudited pro forma consolidated financial information, see our unaudited pro forma consolidated financial information and supplemental selected unaudited quarterly financial information included elsewhere in this prospectus. For a description of our reorganization, see “Our Corporate Structure.” For a description of our acquisition see “Our Acquisition.”

2003
(unaudited and in thousands of U.S. dollars, except percentages)
Pro Forma Consolidated Statement of Operations Data
Revenues	79,995
Cost of revenues	(42,286)

Gross profit	37,709
Operating expenses	(17,674)

Income from operations	20,035
Other expenses	(260)

Income before tax	19,775
Income tax expense	(107)

Income after tax	19,668
Minority interests	(127)

Net income attributable to shareholders	19,541

Other Pro Forma Consolidated Financial Data
Gross profit margin	47%
Operating profit margin	25%
Net profit margin	24%
Depreciation	2,979
Amortization	5,040

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED QUARTERLY FINANCIAL DATA

The following summary unaudited pro forma consolidated quarterly financial data should be read in conjunction with our unaudited pro forma consolidated financial information, supplemental selected unaudited pro forma consolidated quarterly financial information and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary unaudited pro forma consolidated quarterly financial data for the three months ended March 31, 2003, June 30, 2003, September 30, 2003 and December 31, 2003 set forth below are derived from our supplemental selected unaudited pro forma consolidated quarterly financial information.

Our summary unaudited pro forma consolidated quarterly financial data is presented in order to give pro forma effect to (i) our reorganization, as if the reorganization occurred on January 1, 2003 and (ii) the acquisition of Puccini, which provides wireless IVR services through Wu Ji Network, as if the acquisition occurred on January 1, 2003. As a result, our unaudited pro forma consolidated quarterly financial data includes until September 26, 2003, the financial information of the nine companies that are part of our company following our reorganization, but excludes the six companies that were included in our historical consolidated financial statements but that are no longer part of our company following our reorganization. In addition, our summary unaudited pro forma consolidated quarterly financial data includes the financial information of Wu Ji Network.

Our summary unaudited pro forma consolidated quarterly financial data have been derived from our unaudited management quarterly financial information and unaudited management quarterly financial information of Wu Ji Network, which were prepared on substantially the same basis as our audited historical consolidated financial statements and the audited historical financial statements of Wu Ji Network and include all normal recurring accruals adjustments which the respective management considered necessary for fair presentations of the unaudited consolidated quarterly financial information for the periods presented. For a description of the basis of presentation and the adjustments made in preparation of these unaudited pro forma consolidated financial information, see our unaudited pro forma consolidated financial information and supplemental selected unaudited pro forma quarterly financial information included elsewhere in this prospectus.

Pro Forma Consolidated Quarterly Financial Data	For the three months ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(unaudited and in thousands of U.S. dollars except percentages)
Revenues:
Wireless value-added services(1)	9,113	16,562	17,929	19,063
Advertising(2)	176	411	823	599
Commercial enterprise solutions(3)	3,723	2,819	4,130	3,087
Internet access(4)	1,055	385	64	56

Total revenues	14,067	20,177	22,946	22,805
Cost of revenues	(8,743)	(10,621)	(11,829)	(11,093)

Gross profit	5,324	9,556	11,117	11,712
Operating expenses	(4,573)	(4,005)	(4,500)	(4,596)

Income from operations	751	5,551	6,617	7,116
Other expenses	(95)	(92)	(72)	(1)

Income before tax	656	5,459	6,545	7,115
Income tax (expense)/credit	(43)	(336)	172	100

Income after tax	613	5,123	6,717	7,215
Minority interests	(2)	(60)	(12)	(53)

Net income attributable to shareholders	611	5,063	6,705	7,162

Other Pro Forma Consolidated Financial Data
Gross profit margin	38%	47%	48%	51%
Operating profit margin	5%	28%	29%	31%
Net profit margin	4%	25%	29%	31%
Depreciation	610	709	832	828
Amortization	1,260	1,260	1,260	1,260

(1)	Pro forma wireless value-added services includes both wireless data services and wireless IVR services, which are provided through Wu Ji Network.
(2)	Our pro forma advertising revenue primarily consists of online advertising revenue, but also includes revenue from offline advertising services that are bundled together with online advertising services.
(3)	Our commercial enterprise solutions revenue is primarily derived from the purchase and installation of computer hardware on behalf of our clients.
(4)	We stopped selling Internet access cards in the fourth quarter of 2002. In subsequent periods, however, we continue to recognize revenue and related costs with respect to outstanding Internet access cards. We do not expect to recognize revenue or costs from this business once the last Internet access card expires at the end of 2004.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs or ordinary shares. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ADSs or ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

A substantial portion of our business depends on mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.

We derive a significant portion of our revenues from the provision of wireless value-added services. For the years ended December 31, 2001, 2002 and 2003, wireless value-added services revenue represented approximately 0.5%, 33.2% and 72.5%, respectively, of our total revenues. As our current business plan is to further expand our wireless value-added services and our subscriber base, we will continue to rely on wireless value-added services to generate a significant portion of our revenues.

Our wireless value-added services revenue is derived principally from providing mobile phone users with short messaging services, or SMS, such as news subscriptions, mobile e-mail, dating and download products. We also provide multimedia messaging services, or MMS, and wireless application protocol, or WAP, services and wireless interactive voice response, or wireless IVR, services. Through Beijing Lei Ting Wan Jun Network Technology Limited, or Beijing Lei Ting, Shenzhen Freenet Information Technology Company Limited, or Shenzhen Freenet, and Beijing Lei Ting Wu Ji Network Technology Limited, or Wu Ji Network, we have entered into a series of cooperation agreements with a number of mobile telecommunications operators in China, which are subsidiaries of China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, the only two mobile telecommunications operators in China that currently provide wireless value-added services to mobile phone users. Pursuant to these agreements, the mobile telecommunications operators bill and collect fees from mobile phone users for the wireless value-added services. Pursuant to our agreements with China Mobile and its subsidiaries, we generally receive 85% of the content fees, less a transmission fee. Pursuant to our agreements with China Unicom, China Unicom charges a fee of up to 12% on the monthly revenue due to us for bad debts and business taxes, and after deduction of such fee from the monthly revenue due to us, charges a further collection fee, ranging from 10% to 40% depending on the volume of messages.

We rely entirely on the networks and gateways of China Mobile and China Unicom to provide our wireless value-added services. Thus, we face certain risks in conducting our wireless value-added services business, such as the following:

•	China Mobile and China Unicom currently are the only mobile telecommunications operators in China that have platforms for wireless value-added services. Our agreements with them are generally for terms of less than a year and generally do not have automatic renewal provisions. If neither of them is willing to continue to cooperate with us, we will not be able to conduct our existing wireless value-added services business;

•	Our agreements with the mobile telecommunications operators are subject to negotiation upon renewal. If any of the mobile telecommunications operators decides to change its content or transmission fees or its share of revenue, or does not comply with the terms of the agreements, our revenue and profitability could be materially adversely affected; and

•	The mobile telecommunications operators may launch and may have already launched competing services or could discontinue the use of external content aggregators such as ourselves entirely at any time.

Due to our reliance on the mobile telecommunications operators for our wireless value-added services, any loss or deterioration of our relationship with any of the mobile telecommunications operators may result in severe disruptions to our business operations and the loss of a significant portion of our revenue, and a material adverse effect on our financial condition and results of operations.

Our financial condition or results of operations may be materially affected by the changes in policies or guidelines of the mobile telecommunications operators.

The mobile telecommunications operators in China may, from time to time, issue certain operating policies or guidelines, requesting or stating its preference for certain actions to be taken by all wireless value-added service providers using their platforms. Due to our reliance on the mobile telecommunications operators, a significant change in their policies or guidelines may have a material effect on us. For example, some mobile telecommunications operators recently revised their billing policies to request all wireless value-added service providers to confirm the subscription status of those users who have not been active for three months. Such change in policies or guidelines may result in lower revenues or additional operating costs for us, and we cannot assure you that our financial condition and results of operation will not be materially adversely affected by any policy or guideline change by the mobile telecommunications operators in the future.

We may be subject to adverse actions for any breach or perceived breach by us of the policies or guidelines imposed by the mobile telecommunications operator with respect to content provided on or linked through our websites.

The mobile telecommunications operators in China may impose policies or guidelines to govern or restrict the content provided by all wireless value-added service providers, including content developed by us or content supplied by others to us. The mobile telecommunications operators from time to time have requested wireless value-added services providers, including us, to remove objectionable content or links to or from websites with certain categories of content, including content they may deem to be sexually explicit. We aggregate and develop content that we consider attractive to our targeted user base, and we cannot assure you that the mobile telecommunications operators will not from time to time find certain portions of our content to be objectionable. In the case of a breach or perceived breach of such policies or guidelines, the mobile telecommunications operators may require us to reduce or curtail the content on our Internet portal, which may reduce our portal traffic, and the mobile telecommunications operators may have the right to impose monetary fines upon us, or terminate our cooperation with them. In addition, we would be liable to the mobile telecommunications operators for their economic losses pursuant to our agreements with these operators if we were found to be in breach of the policies or guidelines promulgated by them. As a result of the occurrence of any of the above, our financial condition and results of operations may be materially adversely affected. See also “— Risks Relating to Our Industry — Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet portal.”

Our dependence on the substance and timing of the billing systems of the mobile telecommunications operators may require us to estimate portions of our reported revenue for wireless value-added services from time to time. As a result, subsequent adjustments may have to be made to our wireless value-added services revenue in our financial statements.

As we do not bill our wireless value-added services users directly, we depend on the billing systems and records of the mobile telecommunications operators to record the volume of our wireless value-added services provided, charge our users through mobile telephone bills and collect payments from our users and pay us. In addition, we do not generally have the ability to independently verify or challenge the accuracy of the billing systems of the mobile telecommunications operators. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless value-added services they bill to users in that month will be delivered to us, and generally within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless value-added services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

We initially ascertain the value of the wireless value-added services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services for which we have a right to receive payments based on the monthly statements provided by the mobile telecommunications operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless value-added services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements received from the mobile telecommunications operators. In 2003, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 5%. By the time we report our financial results, we generally have received well over a majority of the monthly statements from the mobile telecommunications operators and recognized our revenue for the wireless value-added services based on those monthly statements. In the event that a monthly statement for any operator has not been received at the time such financial results are reported, we will report wireless value-added services revenue with respect to the portion that we have not received monthly statements based on the estimate of the collectible wireless value-added services relating to such operator. As a result, we may overstate or understate our wireless value-added services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless value-added services for such operator may result in subsequent adjustments to our wireless value-added services revenue reported in our financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Wireless Value-Added Services Revenue Recognition.”

We, including Wu Ji Network, have a limited operating history, which may make it difficult for you to evaluate our business.

We launched our Internet portal in China in July 2000 and began providing wireless data services in the second half of 2001, and Wu Ji Network entered into an agreement with China Mobile to provide wireless IVR services in October 2002. As our operating history is limited, the revenue and income potential of our business and markets are unproven. We have not previously operated as a separate, stand-alone company, and we rely on our parent company for support in certain aspects of our operations. See “Related Party Transactions.” In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	maintain our current, and develop new, cooperation arrangements upon which our business depends;

•	increase the number of our website page views of our target Internet user base by expanding the type, scope and technical sophistication of the content and services we offer and successfully convert these Internet users to fee-paying wireless value-added services users;

•	respond effectively to competitive pressures;

•	increase awareness of our brand and continue to build user loyalty;

•	attract and retain qualified management and employees; and

•	successfully integrate Wu Ji Network into our business operations and realize the synergies of our acquisition.

We cannot predict whether we will meet internal or external expectations of our future performance. If we are not successful in addressing these risks and uncertainties, our business, financial condition and results of operations may be materially adversely affected.

Our historical and pro forma financial information may not be representative of our current or future results of operations.

The historical and pro forma financial information that we have included in this prospectus may not reflect what our results of operations, financial condition and cash flow would have been if we had been a separate, stand-alone entity during the periods presented, or what our results of operations, financial condition or cash flow will be in the future. This is because:

•	we have made certain adjustments, such as allocations of head office expenses and imputed interest, in preparing our historical and pro forma financial information since we were not operated as a single, stand-alone entity for the periods presented; and

•	we have experienced tremendous growth in our business in recent periods in part due to the growth in China’s wireless value-added services industry, which may not be representative of future growth or sustainable. In particular, we experienced rapid growth in our business in the first half of 2003, partially due to the increased use of the Internet during the outbreak of severe acute respiratory syndrome, or SARS, in China in early 2003, and we have since experienced slower growth during the second half of 2003.

For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We cannot assure you that our historical or pro forma financial information is indicative of our future operating or financial performance.

We have only recently attained profitability, and we have incurred net losses since inception and may incur losses in the future.

We have only recently attained profitability. We recorded a net income in 2003. However, as of December 31, 2003, we had an accumulated deficit of approximately US$64.7 million, US$59.8 million of which were impairment charges we took relating to some of our past acquisitions. In addition, we may incur losses in the future. We cannot assure you that our profitability will be sustained.

We may be subject to, and may expend significant resources in defending against, claims based on the content and services we provide through our Internet portal.

Due to the manner in which we obtain, collect, produce and aggregate content for our Internet portal and wireless IVR services, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations due to the nature and content of such information. In particular, we may be exposed to liability in connection with the content that we provide through our Internet portal and wireless IVR services or that is otherwise accessible through our Internet portal and wireless IVR services. In addition, we may be subject to claims relating to the online activities of our users. Furthermore, we offer web-based e-mail services, which may expose us to liability relating to unsolicited e-mail messages, lost or misdirected e-mail messages, illegal or fraudulent use of e-mail services or interruptions or delays in e-mail services. We may incur significant costs investigating and defending these types of claims even if they do not result in liability. We have not, however, purchased liability insurance for these types of claims.

Our operating results may fluctuate significantly and may differ from market expectations.

Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors, many of which are beyond our control. Our revenues are generally subject to consumer demand. For example, our revenue may increase when there is a surge in usage of wireless value-added services due to major promotional events sponsored by us or the mobile telecommunications operators. In addition, our revenue may also fluctuate due to changes in policies or guidelines implemented by the mobile telecommunications operators. See also “— Our financial conditions or results of operations may be materially affected by the changes in policies or guidelines of the mobile telecommunications operators.” As a result, we believe that year-to-year and quarter-to-quarter comparisons of our past operating results are not indicative of our probable future performance. In addition, our future operating results may not meet the expectations of financial analysts, investors and other market participants, and the trading price of our ADSs or ordinary shares may fall. For a discussion of our results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations.

In December 2001, in order to comply with China’s commitments with respect to its entry into the World Trade Organization, or WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate ownership interest of a foreign investor in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. See “Regulation.”

We and our subsidiaries are considered as foreign persons or foreign funded enterprises under PRC laws. PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services and Internet content services in China. As a result, we operate our wireless value-added services and online advertising businesses in China through Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, which are owned by certain PRC citizens. We do not have any equity interest in these operating companies and instead enjoy the economic benefit in such companies through contractual arrangements. Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network conduct substantially all of our operations and generate substantially all of our revenue and hold the licenses and approvals that are essential to our business. For a description of our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, see “Our Corporate Structure” and “Related Party Transactions.”

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, our current ownership structure and the ownership structures of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, the contractual arrangements among our wholly-owned subsidiaries and Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network and their shareholders, and their business operations as described in this prospectus are in compliance with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the enforcement and performance of our contractual arrangements in the event of imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel.

If we, Beijing Lei Ting, Shenzhen Freenet or Wu Ji Network were found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines;

•	confiscating our, Beijing Lei Ting’s, Shenzhen Freenet’s or Wu Ji Network’s income;

•	revoking our, Beijing Lei Ting’s, Shenzhen Freenet’s or Wu Ji Network’s business license;

•	shutting down our, Beijing Lei Ting’s, Shenzhen Freenet’s or Wu Ji Network’s servers or blocking our websites;

•	restricting or prohibiting our use of the proceeds from this global offering to finance our business and operations in China;

•	requiring us, Beijing Lei Ting, Shenzhen Freenet or Wu Ji Network to restructure our ownership structure or operations; and/or

•	requiring us, Beijing Lei Ting, Shenzhen Freenet or Wu Ji Network to discontinue our wireless value-added services and online advertising businesses.

Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may materially adversely affect our business, financial condition and results of operations.

Our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet or Wu Ji Network may not be as effective in providing operational control as direct ownership of these businesses.

PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless value-added services and Internet content services. As a result, we conduct substantially all of our operations and generate substantially all of our revenue through Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, each of which is wholly-owned by PRC citizens, pursuant to a series of contractual arrangements with these entities and their respective shareholders. For a description of these contractual arrangements, see “Our Corporate Structure” and “Related Party Transactions.” These arrangements, however, may not be as effective in providing control over our Internet content operations as direct ownership of these businesses as these arrangements will not preserve our control in the occurrence of certain events which may be outside the control of the shareholders and us, including the imposition of statutory liens, judgments, court orders, death or capacity. In particular, Beijing Lei Ting, Shenzhen Freenet or Wu Ji Network could fail to perform or make payments as required under those contractual agreements, and we will have to rely on the PRC legal system to enforce those agreements.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us. In addition, the PRC government may propose new laws or amend current laws that may be detrimental to our current contractual arrangements with Beijing Lei Ting, Shenzhen Freenet or Wu Ji Network, which may in turn have a material adverse effect on our business operations. Furthermore, as these entities, their shareholders and the assets of these entities and their shareholders are located in China, it may not be possible to effect services of processes within the United States or elsewhere outside of China upon these entities or assets or enforce judgments of courts in jurisdictions outside of China against these entities or assets. See also “—Risks Relating to the People’s Republic of China — You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.”

We face intense competition, which could reduce our market share, and materially adversely affect our financial condition and results of operations.

The PRC wireless value-added services market has seen an increasing number of entrants due to its low barrier of entry. The markets for wireless value-added and Internet services and products, particularly Internet content services, Internet search and retrieval services and online advertising, are intensely competitive. In addition, the wireless value-added services and Internet industries are relatively new and constantly evolving, and as a result, some of our competitors may be able to better position themselves to compete in these markets as they mature.

We face intense competition from a number of companies that provide wireless value-added services and online advertising in China. Our primary competitors in the wireless data services and online advertising services are Sina Corporation, or Sina.com, Sohu.com Inc., or Sohu.com, Netease.com Inc., or Netease.com and Tencent Technology Limited, and our competitors in the wireless IVR services are Heng Xin Zhang Hong You, Rock Mobile, Unihub, Hao Tian, Sina.com, Tencent Technology Limited’s QQ and Honglian 95. See “Our Business — Competition” and “Our Acquisition — Competition.” In addition, we may face competition from new entrants in the wireless value-added services and Internet industries. Some of our major competitors have certain advantages over us, including better brand recognition among users, a longer operating track record and ready access to capital markets as listed companies. With these advantages, our competitors may be better able to develop, market and sell their products and services, attract a larger number of new users as well as online advertisers and cooperation arrangements, and attract potential merger and acquisition targets. We cannot assure you that we will be able to compete successfully against our current or future competitors.

There are risks associated with our acquisition of Puccini, each of which may result in a material adverse effect on our operating or financial performance.

We acquired, on November 19, 2003, the entire issued share capital of Puccini International Ltd., or Puccini, which provides wireless IVR services through Wu Ji Network. Wireless IVR services are relatively new, therefore there are no established markets or proven track record in China. The purchase price for the acquisition includes an earn-out consideration that is equal to either 7.7 times Puccini’s 2004 audited consolidated net profit, or if Puccini’s audited consolidated net profit is less than an agreed amount, the earn-out consideration will be reduced to an amount 6 times Puccini’s 2004 audited consolidated net profit. The total purchase price for the acquisition is subject to a maximum consideration of US$150,000,000, half of which is payable in cash and half in our ordinary shares. See “Our Acquisition” and “Related Party Transactions” for a description of Wu Ji Network’s business and the terms of the acquisition.

Wu Ji Network’s business may not be as successful as it has been in the past, and Wu Ji Network’s business may not perform as well as we expect. Moreover, we may not be able to integrate Wu Ji Network’s business with ours, or capitalize on the synergies we expected from this acquisition. If any of these happens, our revenue and profitability may not grow as we expect.

In connection with our acquisition of Puccini, we are obligated to make a cash payment to Cranwood in the first half of 2005 of up to US$75,000,000, the exact amount being dependent on Puccini’s 2004 consolidated net profit, representing half of the purchase price of the acquisition. We have a right to borrow up to US$37,500,000, or 50% of the value of such cash payment, back from Cranwood for a loan term of 12 months, but our cash resources may nonetheless be significantly depleted due to such payment or may be insufficient to make such payment, in which case we may be required to seek additional financing, the terms of which are uncertain. In addition, we are required to pay the remaining half of the purchase price in 2005, less the initial consideration payment of US$18,500,000 that we have paid in the form of our ordinary shares prior to our offering, through the issuance of an equivalent value of our ordinary shares to Cranwood. This issuance of our ordinary shares to Cranwood will result in a reduction of the percentage ownership of our existing shareholders at that time. As a consequence of the above, our shareholders may suffer a dilution in the earnings per ADS and per ordinary share.

In addition, we may further increase our goodwill substantially as a result of the future payment of the earn-out consideration for the acquisition of Puccini. As a result, if we are required to take any goodwill impairment charges in future periods, such charges may have a material adverse effect on our net income.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Contractual Obligations and Commercial Commitments” for a description of the impact on our liquidity and capital resources as a result of the acquisition of Puccini.

We are controlled by TOM Group Limited, who may not always act in your best interest and whose business may be in competition with ours.

Immediately prior to the global offering, TOM Group Limited (formerly TOM.COM LIMITED) owned a 100% equity interest in us, and immediately after the global offering, TOM Group Limited will own an aggregate of up to an 72% equity interest in us. Accordingly, TOM Group Limited is, and will be, able to:

•	nominate our entire board of directors and, in turn, indirectly influence the selection of our senior management;

•	determine the timing and amount of our dividend payments; and

•	otherwise control or influence actions that require the approval of our shareholders.

The interests of TOM Group Limited as our controlling shareholder could conflict with our interests or with the interests of our minority shareholders. As a result, TOM Group Limited may take actions that may not be in the best interests of us or our other shareholders.

In addition, TOM Group Limited’s business may be in competition with ours. We have entered into a deed of non-competition with TOM Group Limited to protect our interests. See “Relationship with our Parent Company — Non-Competition Undertakings” for a description of the deed of non-competition. The terms of the deed of non-competition, however, do not prohibit TOM Group Limited from engaging in limited online activities that may compete with our business. The deed of non-competition will also not preclude TOM Group Limited from engaging in limited online services or activities that are ancillary to its outdoor media, print media, sports and entertainment business, subject to certain revenue caps, or prevent TOM Group Limited from undertaking any ISP business, television or broadcasting business, audio-visual business or investments in listed companies that engage in online activities (provided its interest does not exceed 5%) or any investment funds (provided that any such investment fund does not take a majority interest in any online business and that such online business shall not be operated by TOM Group Limited). In addition, the deed of non-competition will terminate on the later of when TOM Group Limited ceases to hold 30% or more of our issued capital and the second anniversary of the date of the listing of our ordinary shares on GEM. We cannot assure you that such conflict of interests and any overlap of business activities and operations between TOM Group Limited and us will not have a material adverse effect on our business operations, financial condition or results of operations.

As we depend on our parent company for the use of the tom.com trademarks, we would face severe disruptions to our business operations, and our results of operations and financial condition would be materially adversely affected if we fail to reach a trademark license agreement with respect to the use of the tom.com trademarks on acceptable terms after we cease to be less than 30% held by our parent company.

We depend on our parent company, TOM Group Limited, for the use of the tom.com trademarks pursuant to non-exclusive trademark license agreements. For a description of the trademark license agreements, see “Related Party Transactions.” Pursuant to these agreements, we may only use the trademarks free of charge for as long as our parent company holds 30% or more of our issued share capital. In the event that our parent company ceases to hold 30% or more of our issued share capital, we will have to renegotiate with our parent company with respect to the license fee and terms of use for the tom.com trademarks. We cannot assure you that the license fee and terms of use, if revised, will be commercially advantageous to us. In the event that we and our parent company cannot agree on the trademark license fee or the terms of use, the free of charge trademark licensing arrangement will continue for one year from the date our parent company ceases to hold more than 30% of our issued share capital, during which period we may have to develop our own brand name and trademark. In such case, we will lose the benefit of the brand recognition of the tom.com trademarks we have developed and there can be no assurance that we can develop a new brand successfully within such a period of time. As a result, we will face severe disruptions to our business operations, and our results of operations and financial condition will be materially adversely affected.

In addition, maintaining and further developing the quality associated with and awareness of the tom.com trademarks is critical to our ability to expand our user base and increase our revenue. Our success in promoting and enhancing the brand recognition of the tom.com trademarks, as well as our ability to remain competitive, will depend on our success in offering high quality content, features and functionality. If we fail to promote our brand successfully, or if users, advertisers or potential partners do not perceive our content and services to be of a high quality, we may not be able to continue to attract users, advertisers and business partners, which may have a material adverse effect on our business operations. In addition, we share the tom.com trademarks with our parent company, which may choose to develop the brand in a manner that is not consistent with our own, and such inconsistent development of the same brand may have a material adverse effect on our business operations.

We may need additional capital and may not be able to obtain additional capital on acceptable terms.

Capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund the expansion of our Internet portal and computer infrastructure, including acquisitions of complementary assets, technologies or businesses, the expansion of our content and products as well as the expansion of our sales and marketing activities. We believe that our current cash and cash equivalents, cash generated from operations and the proceeds from the global offering will be sufficient to meet our anticipated needs, including working capital, capital expenditures and various contractual obligations, for at least the next twelve months. However, future market or other developments may require us to obtain additional funds.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perceptions of, and demand for, securities of Internet companies;

•	conditions of the U.S., Hong Kong and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in Internet companies;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

Any failure by us to raise additional funds on terms favorable to us, or at all, may have a material adverse effect on our business, financial condition and results of operations. For example, we may not be able to carry out parts of our growth strategy to acquire assets, technologies and businesses that are complementary to our existing business or necessary to maintain our growth and competiveness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Contractual Obligations and Commercial Commitments.”

As a stand-alone entity, we will no longer receive from our parent company the same kind or degree of financial support as we did prior to becoming a stand-alone entity, and as of December 31, 2003, the amount due from us to our parent company was approximately US$20 million.

To date, we have primarily financed our operations through capital contributions and advances from our parent company, which amounted to approximately US$6 million, US$12 million, US$26 million for the years ended December 31, 2000, 2001 and 2002, respectively. As of December 31, 2003, the amount due from us to our parent company was approximately US$20 million. Our parent company does not intend to provide us with any additional capital contributions or advances after the completion of this offering and we may need to seek other sources of financing to meet our funding needs.

We are not subject to any financial covenants under the terms of the borrowings from our parent company, and we are not required to pay these loans until after December 31, 2004, after which they are payable on demand. Our parent company has, however, agreed not to demand any repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares have been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agree that such repayment will not adversely affect our operations or the implementation of our business objectives. As a result, these loan arrangements were generally more favourable to us than what we would have received in the market as a stand-alone entity. Our future sources of financing may not be as favourable as the financial support we received from our parent company prior to our becoming a stand-alone entity.

We depend on certain key executives and employees and our business may be disrupted if we lose the services of our key executives and employees.

Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations and on their personal relationships with the regulatory authorities, our partners, and Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network. In particular, we rely heavily on Mr. Wang Lei Lei, our chief executive officer and executive director, for his management skills, technological expertise, experience in the Internet industry and his working relationship with the relevant PRC regulatory authorities, our clients, suppliers and mobile telecommunications operators in China. If one or more of our key executives, in particular, Mr. Wang Lei Lei, were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company in contravention of their employment agreements, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

The dividends and other distributions on equity we may receive from our subsidiaries or other payments we may receive from Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network are subject to restrictions under PRC law or agreements that these entities may enter into with third parties.

We are a holding company. Our wholly-owned subsidiaries are Lahiji Vale Limited, or Lahiji, Laurstinus Limited, or Laurstinus, Advanced Internet Services Limited, or Advanced Internet Services, Bright Horizon Enterprises Limited, or Bright Horizon, TOM.COM (China) Investment Limited, or TOM.COM (China), Puccini, Beijing Super Channel Network Limited, or Beijing Super Channel, Shanghai Super Channel Network Limited, or Shanghai Super Channel, and Puccini Network Technology (Beijing) Limited, or Puccini Network,

and our majority-owned subsidiary is Beijing GreaTom United Technology Company Limited, or GreaTom. These subsidiaries have entered into contractual arrangements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, through which we conduct our wireless value-added and other business activities and receive substantially all of our revenues in the form of service fees. We rely on dividends and other distributions on equity paid by our subsidiaries and service fees from Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network for our cash requirements in excess of any cash raised from investors and retained by us. If any of our subsidiaries incurs debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, PRC law requires that payment of dividends by our subsidiaries that are incorporated in China can only be made out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, those subsidiaries are also required to set aside a portion, of up to 10% of their after-tax net income each year to fund certain reserve funds, and these reserves are not distributable as dividends. See note 13 to our historical consolidated financial statements included in this prospectus. Any limitation on the payment of dividends by our subsidiaries could materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, and otherwise fund and conduct our business.

Intellectual property is important to our business, and any unauthorized use of our intellectual property by third parties may adversely affect our business.

We regard the copyrights, service marks, trademarks, trade secrets and other intellectual property we use as important to our business, and any unauthorized use of such intellectual property by third parties may adversely affect our business and reputation. We rely on the protection of the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Despite precautions taken by us, our parent company and its subsidiaries, third parties may still be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States and Hong Kong. Moreover, litigation may be necessary in the future to enforce such intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.

We source some of our content from the public domain, including from third party websites for which copyrights may not be clearly identified, and we cannot be certain that our products and services do not or will not infringe upon valid patents, copyrights or other intellectual property rights held by third parties. We have, in the past, been subject to certain legal proceedings and claims relating to intellectual property, and we may in the future be subject to similar or other legal proceedings and claims relating to intellectual property in our ordinary course of business. We do not believe that our business operations have been materially adversely affected by the legal proceedings or claims in which we were previously involved. However, if we are found to have infringed the intellectual property rights of others in the future, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur substantial expenses in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or severe disruptions to our business operations.

Any future outbreak of SARS or any other epidemic in China may have a material adverse effect on our business operations, financial condition and results of operations.

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as SARS. On July 5, 2003, the World Health

Organization declared that SARS had been contained. However, in recent months, a few new cases of SARS have been reported in Asia. While the outbreak of SARS or any other epidemic may have increased the usage of the Internet, as well as the usage of our products and services, an outbreak in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. For instance, a new outbreak of SARS or any other epidemic may reduce the level of economic activity in affected areas, which may lead to a reduction in our advertising revenue if our clients cancel existing contracts or defer future advertising expenditures. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or partners, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations. Though we took some emergency measures during the SARS outbreak in 2003, we have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.

Risks Relating to Our Industry

The Internet industry is highly regulated by the PRC government. If we fail to obtain or maintain all pertinent permits and approvals, our business operations may be materially adversely affected.

The Internet industry is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the Ministry of Information Industry, or the MII, and other relevant regulatory authorities regulate many aspects of the Internet industry, including the provision of value-added telecommunications services, foreign investment in the telecommunications industry, and the scope of permissible online business activities. In September 2000, PRC’s State Council promulgated the Telecommunications Regulations, which categorized all telecommunications businesses as either infrastructure telecommunications businesses or value-added telecommunications businesses, with various Internet-related services and activities classified as value-added telecommunications businesses. According to the Telecommunications Regulations, a commercial operator of any of the telecommunications services must obtain the requisite operating licenses.

Since the publication of the Telecommunications Regulations, various administrative measures have been introduced or amended to govern various aspects of the Internet services, such as Internet information services, online news services, Internet publishing, Internet medical, health and drug information services, online advertising services, Internet access services and international connections for computer information networks. We are required to obtain applicable permits or approvals from different PRC regulatory authorities in order to provide those services. For example, an Internet content provider, or ICP, must obtain a Value-Added Telecommunications Business Operations Permit, or ICP license, in order to engage in any commercial ICP operations within China. In addition, an ICP which provides content involving news, publishing, education, health care, medicine and medical devices is required to obtain additional approvals for each area from the relevant authorities. See “Regulation.”

If we fail to obtain or maintain any of the required permits or approvals, we may be subject to various penalties, such as fines or suspension or a shut down of operations, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be materially adversely affected.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet portal.

In recent years, the PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under those regulations, ICPs and Internet publishers are prohibited from posting or displaying over the Internet content that opposes the fundamental principles in PRC’s Constitution; compromises state security, divulges state secrets, subverts state power or damages national unity; harms the dignity or interests of the state; incites ethnic hatred or racial discrimination or damages inter-ethnic unity; sabotages PRC’s religious policy or propagates heretical teachings or feudal superstitions; disseminates rumors, disturbs social order or disrupts social stability; propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or includes other content prohibited by laws or administrative regulations. Failure to comply with those requirements may result in the revocation of ICP licenses and the closing down of the concerned websites. In the past, failure to comply with those requirements have resulted in the closing down of certain concerned websites. The website operator may also be held liable for such censored information displayed on, retrieved from or linked to such website.

In addition, the MII has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. PRC’s Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. PRC’s State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the distribution of online information.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other ICPs that are linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content to be objectionable, they may require us to limit or eliminate the distribution of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to, our websites, including a suspension or shutdown of our operations.

The laws and regulations governing the Internet industry in China are developing and subject to future changes, and substantial uncertainties exist as to the interpretation and implementation of those laws and regulations.

In recent years, the PRC government has begun to enact laws and regulations applicable to Internet-related services and activities, many of which are relatively new and untested and subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council, the MII, the State Administration of Industry and Commerce, or SAIC, the State News and Publication Administration, or SNPA, and the Ministry of Public Security, are empowered to issue and implement regulations to regulate certain aspects of Internet-related services and activities. See “Regulation.” Furthermore, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. As the Internet industry itself is at an early stage of development in China, there will likely be new laws and regulations adopted in the future to address issues that arise from time to time. As a result of the foregoing, substantial uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws and regulations. While we have been advised by our PRC legal counsel, Commerce & Finance Law Offices, that we are in compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations due to these substantial uncertainties.

The Internet infrastructure in China, which is not as well developed as in the United States, Hong Kong or certain other countries, may limit our growth.

The Internet infrastructure in China is not as well developed as in the United States, Hong Kong or certain other countries. In particular, we depend significantly on the PRC government and fixed line telecommunications operators in China to establish and maintain a reliable Internet infrastructure to reach a growing base of Internet users in China. We cannot assure you that the Internet infrastructure in China will support the demands associated with the continued growth of the Internet industry, and in particular the development and growth of services that may require higher bandwidth, such as MMS, WAP and Java™, in China. If the necessary infrastructure standards or protocols, or complementary products, services or facilities are not developed in China on a timely basis or at all by these enterprises, our business, financial condition and results of operations could be materially adversely affected.

The relatively high cost of Internet access in China may limit the growth of the Internet industry in China and impede our growth.

While the cost of Internet access in China has decreased dramatically in recent years due to the decrease in the cost of personal computers and laptops and the introduction and expansion of broadband access in China, it remains relatively high in comparison to the average income in China, which may make it less attractive for users to access, and transact business, over the Internet. Any fee or tariff increase could further decrease our user traffic and our ability to derive revenues from transactions over the Internet, which could have a material adverse effect on our business, financial condition and results of operations.

We depend largely on the infrastructure of the telecommunications operators in China, and any interruption of their network infrastructure may result in severe disruptions to our business.

Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision of the MII. In addition, local networks connect to the Internet through a government-owned international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all.

We may not be able to lease additional bandwidth from the telecommunications operators in China on acceptable terms, on a timely basis or at all. In addition, we may not have means of getting access to alternative networks and services on a timely basis or at all in the event of any disruption or failure of the network.

Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters and unauthorized tampering with our system.

The uninterrupted availability of our websites and the performance and reliability of our network infrastructure are important to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes an interruption in the availability of our websites or increases the response time of our services could reduce our attractiveness to users, advertisers and merchants. Factors that could disrupt our operations include:

•	failure of our system;

•	failure of the systems of our Internet data center backbone;

•	system failures and outages caused by natural disasters such as fire, flood, typhoon or earthquakes; and

•	computer viruses and other unauthorized tampering with our system.

We have limited backup systems and have previously experienced system failures, which have disrupted our operations. In addition, we have not purchased business interruption insurance. Interruptions in the availability of our services may adversely affect our business, financial condition and results of operations.

Concerns about the security and confidentiality of information on the Internet may increase our costs, reduce the use of our websites and impede our growth.

A significant barrier to confidential communications over the Internet has been the need for security. To date, there have been several well-publicized compromises of security as a result of global virus outbreaks. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. As a result, we may be required to expend substantial costs and divert our other resources to protect against or to alleviate these problems. Security breaches could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to respond successfully to technological or industry developments, our business may be materially adversely affected.

The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. New services or technologies may render our existing services or technologies less competitive or obsolete. Responding and adapting to technological developments and standard changes in our industry, the integration of new technologies or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. In the event that we are unable to respond successfully to technological industry developments, this may materially adversely affect our business, results of operations and competitiveness.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect our business.

The PRC economy differs from the economies of most developed countries in many respects, including:

•	amount of government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange; and

•	allocation of resources.

While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

An economic slowdown in China may adversely affect our financial condition and results of operations, as well as our future prospects.

We conduct most of our business and generate most of our revenues in China. As a result, economic conditions in China have a significant effect on our business operations, financial condition and results of operations, as well as our future prospects. Since 1978, China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, growth. We cannot assure you, however, that such growth will be sustained in the future. Moreover, the recent slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China. In addition, if an outbreak of SARS recurs, it may cause a decrease in the level of economic activity and may adversely affect economic growth in China, Asia and elsewhere in the world. We cannot assure you that our financial condition and results of operations, as well as our future prospects, will not be adversely affected by an economic downturn in China.

Government control of currency conversion may adversely affect our financial condition and results of operations.

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to meet our foreign currency obligations. These foreign currency-denominated obligations include:

•	payment of interest and principal on foreign currency-denominated debt;

•	payment for equipment and materials purchased offshore; and

•	payment of dividends declared, if any, in respect of our ordinary shares.

Under China’s existing foreign exchange regulations, we are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Certain foreign exchange transactions under the capital accounts of certain of our subsidiaries and Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, including foreign currency-denominated borrowings from PRC or foreign banks and principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

Fluctuation of the Renminbi could materially affect the value of our ADSs or ordinary shares.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. Since 1994, the official exchange rate for the conversion of Renminbi to Hong Kong dollars and U.S. dollars has generally been stable. Any devaluation of the Renminbi, however, may adversely affect the value of, and dividends, if any, payable on, our ordinary shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. For further information on our foreign exchange risks and certain exchange rates, see “Exchange Rate Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets and all our subsidiaries are located outside the United States. In addition, some of our directors and substantially all of our officers and their assets are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other western countries. As a result, recognition and enforcement in China of judgments of a court obtained in those jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See “Enforceability of Civil Liabilities.”

We have been advised by Maples and Calder Asia, our Cayman Islands legal advisers, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon certain of the civil liability provisions of the securities laws of the United States or any State thereof and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon certain of the civil liability provisions of the securities laws of the United States or any State thereof, if and to the extent that such provisions are penal in nature. However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will generally recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits. A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Risks Relating to Our ADSs

Our actual performance could vary materially from the forward-looking statements contained in this prospectus.

Our forward-looking statements in the section entitled “Additional Information Disclosed in the Hong Kong Public Offering Regarding Statement of Business Objectives and Strategies” are included for the purpose of listing our ordinary shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, or GEM. This section contains our forward-looking statements and estimates for approximately the next three calendar years. However, all these forward-looking statements are based upon a number of assumptions of future events which by their nature are subject to uncertainty and there is no assurance that our plans will materialize as intended. Furthermore, unanticipated events could adversely affect the actual results that we achieve in 2004 or our implementation schedules in 2005 and 2006. In addition, the financial projections in the sections entitled “Use of Proceeds” represent our intended use of proceeds. It is our current intention to apply the net proceeds from the global offering in the manner as described in that section; however, the actual application of the proceeds may change. As new business opportunities arise or as unforeseen events occur, we may reallocate all or part of the net proceeds to other business plans or new projects or to other uses or hold such funds in bank accounts or short-term securities. As a result, our actual results may vary materially from these forward-looking statements, and you should not unduly rely on these forward-looking statements. We do not intend to make public other forward-looking statements or revisions to existing forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

If an active trading market for our ADSs does not develop, the price of our ADSs may suffer and may decline below the initial offering price.

Prior to this offering, there has been no public market for our ADSs. The initial price to the public for our ADSs may not be indicative of the price at which ADSs will trade following the completion of this offering. We cannot assure you that an active trading market for our ADSs will develop or be sustained following the completion of this offering, or that the market price of our ADSs will not decline below the initial offering price.

Sales of substantial amounts of ordinary shares or ADSs in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the ordinary shares and ADSs.

Upon completion of this offering, we will have 3,902,677,033 ordinary shares outstanding (including those represented by ADSs) of which 1,000,000,000 ordinary shares (including those represented by ADSs), or approximately 25.6%, will be publicly held by investors participating in this global offering, and 2,800,000,000 ordinary shares, or approximately 71.7%, will be held by our parent company, TOM Group Limited, assuming an initial public offering price of US$14.56 per ADS, the mid-point of the estimated public offering price range. The ordinary shares and ADSs sold in this offering will be freely tradeable in the United States without restriction or further registration under the Securities Act, except for ordinary shares held by us or our affiliates, as such term is defined in Rule 144 under the Securities Act. If TOM Group Limited sells or is perceived as intending to sell a substantial amount of our ordinary shares, the market prices for our ordinary shares and ADSs could be adversely affected. For a description of the lock-up arrangements with our shareholders, please see “Shares Eligible for Future Sale.”

You will experience immediate dilution in the book value of the ADSs that you purchase because the initial public offering price per ADS is higher than the net tangible book value per ADS.

The initial public offering price per ADS is higher than the net tangible book value per ADS prior to this offering. Therefore, when you purchase ADSs in the global offering at the initial public offering price, you will incur an immediate dilution of US$11.10 per ADS. If we issue additional ADSs, you may experience further dilution. See “Dilution.”

Your interest in our company, or our ADSs or ordinary shares that you purchase, will be diluted as a result of our recent acquisition of Puccini and the pre-initial public offering share option plan.

We acquired on November 19, 2003 the entire issued share capital of Puccini, and as part of the initial consideration which is subject to adjustments, 102,677,033 ordinary shares, assuming an initial public offering price of US$14.56 per ADS, the mid-point of the estimated public offering price range, representing a sum of US$18,500,000, will be issued prior to this offering at the initial public offering price per ordinary share to Cranwood, and kept by an escrow agent. See “Our Acquisition.”

In addition, we have in place a pre-initial public offering share option plan and the total number of ordinary shares that is subject to the pre-initial public offering share option plan is 280,000,000 ordinary shares, representing approximately 7.2% of our issued share capital immediately following the completion of the global offering, assuming 102,677,033 ordinary shares are issued to Cranwood, but without taking into account any options which may be granted under our pre-initial public offering share option plan. As of the date of this prospectus, options to subscribe for 280,000,000 ordinary shares at the initial public offering price have been granted under the pre-initial public offering share option plan, of which options to subscribe for a total of

210,000,000 ordinary shares have been granted to our directors, options to subscribe for a total of 24,929,700 ordinary shares have been granted to our senior management, and options to subscribe for a total of 45,070,300 ordinary shares have been granted to our employees. No options have been granted under the share option scheme. For a description of our pre-initial public offering share option plan and the share option scheme, see “Management — Compensation of Directors and Executive Officers.”

The future issuance of ordinary shares to Cranwood as payment of a portion of the earn-out consideration for the acquisition of Puccini and any exercise of options under the share option scheme would result in a reduction in the percentage ownership of the holders of ordinary shares and may result in a dilution in the earnings per ADS and per ordinary share.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Under the terms of the ADSs, you have a general right to vote the ordinary shares underlying ADSs that you hold. You may instruct the depositary bank, Citibank N.A., to vote the ordinary shares underlying our ADSs, but only if we request Citibank N.A. to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying the ADSs. However, you may not receive voting materials in time to ensure that you are able to instruct Citibank N.A. to vote your shares or receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, Citibank N.A. and its agents may not be able to timely send out your voting instructions or carry out your voting instructions in the manner you have instructed. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. See “Description of American Depositary Shares — Voting Rights.”

Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law (2003 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in jurisdictions in the United States. In addition, Cayman Islands companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited. See “Description of Share Capital — Differences in Corporate Law.”

Risks Relating to the Global Offering

Stock prices of Internet-related companies have fluctuated widely in recent years, and the trading prices of our ADSs and ordinary shares are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs and ordinary shares are likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the market prices for shares of Internet and technology-related companies often reach levels that may bear no established relationship to the operating performance of these companies. The market prices of the securities of Internet-related companies have been especially volatile.

These broad market and industry factors may significantly affect the market prices of ADSs and our ordinary shares, regardless of our actual operating performance. The market prices of our ADSs and ordinary shares following the global offering may be volatile.

We have applied to have our ADSs quoted on the Nasdaq National Market and to list and deal in our ordinary shares on GEM. However, being listed on the Nasdaq National Market and GEM does not guarantee that an active trading market for our ordinary shares or ADSs will develop following the global offering.

The price and trading volumes for our ADSs and ordinary shares may be highly volatile. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market prices for our ADSs and ordinary shares to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares and ADSs will trade. We cannot give any assurance that these factors will not occur in the future.

GEM is designed to accommodate companies who may possess higher investment risk and the resulting price volatility among the stocks listed there could affect our stock price.

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded elsewhere.

GENERAL

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding, among other items:

•	our business and operating strategies, including the information set forth in “Additional Information Disclosed in the Hong Kong Public Offering Regarding Statement of Business Objectives and Strategies;”

•	our network expansion and capital expenditure plans;

•	our planned use of proceeds from this offering;

•	our operations and business prospects;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the Internet industry in China.

The words “forecast,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	any changes in the regulatory policies of the MII and other relevant government authorities relating to, among other matters, the granting and approval of licenses and the restrictions on Internet content;

•	the effects of competition on the demand for and price of our services;

•	the future growth of the mobile telecommunications and Internet industries in China;

•	the development of new technologies and applications or services affecting our current and future business;

•	changes in political, economic, legal and social conditions in China, including the PRC government’s specific policies with respect to foreign investment in the telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and GDP growth and the impact of those changes on the demand for our services.

We do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information.

OUR CORPORATE STRUCTURE

We were incorporated in 2001 under the laws of the Cayman Islands and became a wholly-owned subsidiary of our parent company, TOM Group Limited. We did not, however, have any material assets or business operations until shortly before our reorganization. TOM Group Limited, a Cayman Islands company, is listed on GEM and is principally engaged in four business segments: online media, publishing, outdoor media, and sports and entertainment. Our business operations consist of a significant part of the online media segment of our parent company, TOM Group Limited. Prior to our reorganization, TOM Group Limited online media segment consisted of twenty-five entities as follows:

(i)	Core Internet business entities: nine entities providing a wide range of Internet services, wireless value-added services, online advertising and commercial enterprises solutions in the PRC.

(ii)	Non-core Internet business entities: six entities that conducted certain portal and advertising businesses in the PRC. Most of their operations have been integrated with or moved to our core Internet business entities.

(iii)	Excluded business entities: ten entities engaging in either non-portal businesses within the PRC, online businesses outside the PRC or passive investments of TOM Group Limited.

Both the core Internet business entities and non-core Internet business entities discussed above have been operating under the same management team led by Wang Lei Lei since their inception or acquisition, as the case may be.

Our Reorganization

In connection with our reorganization, TOM Group Limited transferred to us nine core Internet business entities. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their operations have been moved to the nine core Internet business entities, and they are expected to be wound down or used by our parent company for other purposes. In addition, as these six entities were managed by the management group of the nine core Internet business entities prior to our reorganization, they are included in our historical consolidated financial statements up until September 26, 2003.

Our reorganization was consummated pursuant to a series of agreements, all of which were duly executed on or by September 26, 2003. All other entities of TOM Group Limited that were not transferred to us remained with our parent company, including the ten excluded business entities within the online media segment, publishing, outdoor media, and sports and entertainment.

In addition, on November 19, 2003, we acquired Puccini from Cranwood, a 24.6% shareholder of our parent company. Puccini provides wireless IVR services through Wu Ji Network, and Puccini and its wholly-owned subsidiary, Puccini Network, have entered into a series of contractual arrangements with Wu Ji Network as discussed below. For a detailed discussion of the terms of the acquisition of and the business of Wu Ji Network, see “Our Acquisition” and “Related Party Transactions.”

In connection with our reorganization, we have also entered into various agreements with our parent company and a number of its subsidiaries, including a deed of non-competition. For a detailed discussion of those agreements, see “Relationship with Our Parent Company” and “Related Party Transactions.”

Our Corporate Structure

Following our reorganization and our acquisition of Puccini, our corporate structure consists of fourteen entities, which include the nine core Internet business entities of the online media segment of TOM Group Limited.

The chart below sets forth our corporate and share ownership structure as of the date of this prospectus, after giving effect to our reorganization, our acquisition of Puccini and this global offering, and assuming that the over-allotment option is not exercised, and taking into account that 102,677,033 ordinary shares were issued at the initial public offering price of US$14.56 per ADS, the mid-point of the estimated public offering price, to Cranwood to satisfy part of the initial consideration for the acquisition of Puccini but without taking into account the preferential offering. See “Our Acquisition — Terms of the Acquisition” for a description of the terms of the acquisition.

(1)	If the over-allotment option is exercised in full, the equity interest held by public investors in us will be increased by approximately 3.8% to approximately 29.5% and the equity interest held by TOM Group Limited will be decreased correspondingly to approximately 67.9%.
(2)	We do not have any ownership interest in Beijing Lei Ting, Shenzhen Freenet or Wu Ji Network. Through certain of our subsidiaries, we have entered into a series of contractual arrangements with these entities and their respective shareholders.
(3)	Mr. Wang Lei Lei, our chief executive officer and an executive director of our company, owns 20% of the equity interest in Beijing Lei Ting and 80% of the equity interest in Wu Ji Network. He is also the chairman of the board of directors and president of Beijing Lei Ting.
(4)	The remaining 10% equity interest in GreaTom is held by Great Wall Technology Company Ltd., a PRC company whose shares are listed on the main board of the Hong Kong Stock Exchange.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services and Internet content services. See also “Regulation.” To comply with PRC regulations, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, each of which is wholly owned by PRC citizens and incorporated in the PRC. In addition, we do not have any equity interest in these three operating companies but instead enjoy the economic benefits of these companies through a series of contractual arrangements, which certain of our wholly-owned subsidiaries have entered into with these companies and their respective shareholders as described below. For a description of each of those agreements, see “Related Party Transactions — Other Related Party Agreements.”

As part of these contractual arrangements, our intermediary holding companies entered into loan agreements with certain shareholders of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, pursuant to which long-term loans were provided to those shareholders to be invested exclusively in the working capital of those companies. The shareholders have also agreed to repay those loans only in the form of the transfer of all of their interest in those companies to either our intermediary holding companies or their designees, including in the circumstances when (i) current restrictions on foreign ownership in those entities are lifted under PRC law, (ii) Wang Lei Lei resigns from or is removed from office by our intermediary holding companies or their affiliates, (iii) those shareholders commit a criminal offense, (iv) any third party raises against those shareholders a claim over RMB500,000, or (v) the shareholders die or become incapacitated. We currently do not plan to extend any additional loans to the shareholders of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network in the future.

Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network and their shareholders have also entered into exclusive share option agreements with the intermediary holding companies. Pursuant to these agreements, the shareholders of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network granted an exclusive option to the relevant intermediary holding company to purchase all or part of the shareholder’s equity interest in Beijing Lei Ting, Shenzhen Freenet or Wu Ji Network in accordance with PRC laws, and covenanted not to encumber those equity interest in any way other than as permitted by our intermediary holding companies.

In addition, our wholly-owned subsidiaries entered into certain business operation agreements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network and their shareholders. Pursuant to these agreements, our wholly-owned subsidiaries agreed to guarantee the performance of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network under their operation-related contractual arrangements with third parties. In return, Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network pledged to our wholly-owned subsidiaries their accounts receivables and assets. In addition, Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network and their shareholders agreed to appoint individuals designated by our wholly-owned subsidiaries to the management team of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, and to refrain from taking certain actions that may materially affect those companies’ operations, including lending or assuming any obligation from any third parties or sell or transfer any assets to any third parties, without the prior written consent from our wholly-owned subsidiaries or their designees. Each of the shareholders of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network also executed an irrevocable power of attorney in favor of individuals designated by our wholly-owned subsidiaries, some of whom also hold senior management positions at those companies as appointed by our wholly-owned subsidiaries under the business operations agreements. Pursuant to those powers of attorney, those individuals have full power and authority to exercise all of the shareholder’s rights with respect to those shareholders’ interests in Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network.

Our wholly-owned subsidiaries entered into exclusive technical and consulting services agreements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network. Pursuant to these exclusive technical and consulting services agreements, our wholly-owned subsidiaries provide technical and consulting services to Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network in exchange for services fees, which amount to substantially all of the net income of those companies. The shareholders of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network also entered into equity pledge agreements with our wholly-owned subsidiaries. Pursuant to these equity pledge agreements, these shareholders pledged their interest in Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network for the performance of these companies’ payment obligations under the respective exclusive technical and consulting services agreements.

As a result of these contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of our investments in Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, and we consolidate their results of operations in our historical consolidated financial statements. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

Set forth below is a chart illustrating the different benefits and obligations between our intermediary holding companies, our wholly-owned subsidiaries, Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network and their shareholders under those agreements.

(1)	In addition, GreaTom also provides technical and consulting services to Shenzhen Freenet in exchange for services fees.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures of, and contractual agreements among, certain of our wholly-owned subsidiaries and Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network and their shareholders, and the businesses and operations of our wholly-owned subsidiaries and Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network as described in this prospectus, are in compliance with all existing PRC laws, rules and regulations and are fully enforceable in accordance with their terms and conditions. In addition, our PRC legal counsel is of the opinion that no consent, approval or license, other than those already obtained, is required under any of the existing PRC laws, rules and regulations for the effectiveness and enforceability of the ownership structures, contractual agreements and businesses and operations of our subsidiaries and those companies. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations. See “Risk Factors — Risks Relating to Our Business — PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations,” and “ — Our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet or Wu Ji Network may not be as effective in providing operational control as direct ownership of these businesses” and “Regulation.” As discussed in those risk factors, there may be certain circumstances that will cause us to lose the benefit and control intended to be created by these arrangements.

USE OF PROCEEDS

We estimate that the aggregate net proceeds that we will receive from the global offering, after deducting the estimated underwriting fees and expenses payable by us in the global offering and assuming an initial public offering price of US$14.56 per ADS, will be approximately US$158 million. We currently intend to use these net proceeds as follows, though the allocation of use of proceeds may change along with evolving business conditions and other management considerations:

•	up to US$7 million for enhancing and expanding our content and applications for wireless value-added services;

•	up to US$15 million for research and development of new technologies and future upgrading of our existing technologies and infrastructure;

•	up to US$8 million for sales and marketing activities;

•	up to US$10 million for any contingent payments owed in connection with the acquisition of Puccini (however, if at the time of such payments, we have sufficient internal or other resources, all or a portion of such payments may be satisfied by such resources). For a description of the terms of our acquisition of Puccini, see “Our Acquisition;”

•	up to US$80 million for funding future potential acquisitions and strategic alliances in the wireless value-added services, content and Internet industries in the PRC, although no material future potential acquisitions or strategic investments are pending other than as described in this prospectus. The timing for the application of the proceeds for future potential acquisitions has not yet been determined; and

•	any remaining balance for general corporate purposes.

We will not receive any proceeds from the sale of ordinary shares by TOM Group Limited upon the exercise of the over-allotment option by the underwriters. All of the net proceeds from such sale will be for the account of TOM Group Limited.

To the extent that the net proceeds that we receive from the global offering are not immediately applied for the above purposes, we intend to use them for our working capital, to purchase U.S. Treasury debt securities and other short-term investment grade debt securities or to deposit the proceeds into interest-bearing bank accounts.

Our industry is evolving rapidly and could cause significant and rapid changes to our strategies and business plans. Accordingly, the actual application of the proceeds may change. As new business opportunities arise or circumstances change, we may reallocate all or part of the net proceeds to other business plans or new projects or hold such funds in temporary investments.

DIVIDEND POLICY

We currently intend to retain future earnings, if any, to finance our business and to fund growth and expansion of our business and, therefore, may not pay any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our financial results, shareholders’ interests, general business conditions and strategies, capital requirements, contractual restrictions on the payment of dividends and any other conditions our board of directors deems relevant.

As we had an accumulated deficit of approximately US$64.7 million as of December 31, 2003, we did not have a reserve available for distribution to our shareholders.

If any dividends are declared, such dividend for a fiscal year will be subject to shareholders’ approval. Under the law of the Cayman Islands and our articles of association, all of our shareholders have equal rights to dividends and distributions. The holders of our ordinary shares will share proportionately on a per share basis in all dividends and other distributions declared by our board of directors. The holders of our ADSs will be required to pay a service fee to the depositary bank upon the distribution of cash dividends or other cash distributions. See “Description of American Depositary Shares — Fees and Charges.”

For a description of certain risks associated with our ability to pay dividends, see “Risk Factors — Risks Relating to Our Business — The dividends and other distributions on equity we may receive from our subsidiaries or other payments we may receive from Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network are subject to restrictions under PRC law or agreements that these entities may enter into with third parties. For a description of our holding company structure and its potential impact upon our ability to pay dividends, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

DILUTION

As of December 31, 2003, our net tangible book value per ADS was US$0.28. Net tangible book value per ADS represents our total tangible assets minus our total liabilities and minority interests, which are derived from our audited historical consolidated financial statements, divided by the total number of ADS equivalents outstanding upon the incorporation of our company.

After giving effect to the sale of our ADSs and ordinary shares offered in the global offering at the assumed initial public offering price of US$14.56 per ADS, the mid-point of the estimated public offering price range, or per ADS equivalent to purchasers of ordinary shares set forth below, and after deducting underwriting discounts and commissions and other estimated expenses of the global offering, but without taking into account any other changes in such tangible book value after December 31, 2003, our net tangible book value per ADS would increase to US$3.46 per ADS. This represents an immediate increase of US$3.18 in net tangible book value per ADS to TOM Group Limited and an immediate dilution of US$11.10 in net tangible book value per ADS to investors purchasing at the initial public offering price.

The following table illustrates such dilution immediately after the global offering. The initial public offering price per ADS set forth below is based on the assumed public offering price equal to the mid-point of the estimated price range of between US$13.56 and US$15.56.

Assumed initial public offering price per ADS or per ADS equivalent to purchaser of ordinary shares before deducting underwriting discounts and commissions and other estimated expenses of the global offering	US$	14.56
Net tangible book value per ADS before initial consideration shares issued to Cranwood and the global offering	US$	0.28
Increase in net tangible book value per ADS attributable to the sale of ADSs and ordinary shares	US$	3.18
Pro forma net tangible book value per ADS after the global offering	US$	3.46
Dilution in net tangible book value per ADS to purchasers of ADSs or ADS equivalent to purchasers of ordinary shares	US$	11.10

The following table sets forth for TOM Group Limited, Cranwood and for purchasers of ADSs or ordinary shares the numbers and percentage of total outstanding shares purchased, the total consideration and percentage of total consideration paid and the average price per ordinary share immediately after the global offering, before deducting the underwriting discounts and commissions and estimated expenses payable by us, assuming the initial public offering price of US$14.56 per ADS, the mid-point of the estimated public offering price range.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share Equivalent	Average Price Per ADS Equivalent
	Number	Percent	Amount	Percent
			(U.S. dollars)		(U.S. dollars)	(U.S. dollars)
TOM Group Limited(1)	2,800,000,000	71.74%	7,444,000	3.61%	0.003	0.21
Cranwood(2)	102,677,033	2.63%	18,500,000	8.97%	0.180	14.41
Purchasers of ADSs or ordinary shares(3)	1,000,000,000	25.63%	180,180,000	87.42%	0.182	14.56

Total	3,902,677,033	100.00%	206,124,000	100.00%	0.053	4.26

(1)	Total consideration paid by TOM Group Limited is based on net tangible book value for the net assets transferred to us as of September 30, 2003.
(2)	Total consideration deemed to be paid by Cranwood equals to US$18,500,000, being the initial consideration for the acquisition of Puccini, which is subject to the finalization of the purchase consideration for the acquisition of Puccini.
(3)	Computed with the initial public offering price per ADS or international ordinary share equivalent which includes levies and brokerage fees.

The above information does not include ordinary shares issuable to Cranwood pursuant to the payment of the earn-out consideration for the acquisition of Puccini, 280,000,000 shares issuable at the initial public offering price upon exercise of the share options granted pursuant to our pre-initial public offering share option plan, or the ordinary shares reserved for issuance upon the exercise of options to be granted in the future pursuant to our share option plan. To the extent that any of the outstanding option is exercised or the earn-out consideration to Cranwood is paid, there will be further dilution to new investors.

CAPITALIZATION

The following table sets forth our long-term debt and capitalization as of December 31, 2003. Our capitalization is presented:

•	on an actual basis, derived from our audited historical consolidated financial statements;

•	on a pro forma as adjusted basis to reflect the global offering, assuming an initial public offering price of US$14.56 per ADS, which is the mid-point of the estimated price range of between US$13.56 and US$15.56, after deducting underwriting discounts and commissions and other estimated expenses payable by us in relation to the global offering, as if such sale occurred.

You should read this table in conjunction with our audited historical consolidated financial statements and our unaudited pro forma consolidated financial information and supplemental selected unaudited quarterly pro forma financial information included elsewhere in this prospectus.

	As of December 31, 2003
	Actual consolidated	Pro forma as adjusted consolidated
	(in thousands of U.S. dollars)
Long-term liabilities due to related parties(1)	19,983	19,983

Shareholder’s equity:
(HK$0.01 par value per ordinary share, 2,800,000,000 ordinary shares issued and 3,902,677,033 ordinary shares issued and outstanding following our reorganization and the global offering, respectively)
Ordinary shares, par value HK$0.01(2)(3)	3,590	5,003
Paid-in capital(3)	75,551	251,748
Accumulated other comprehensive loss	(55)	(55)
Accumulated deficit	(64,676)	(64,676)

Total shareholder’s equity	14,410	192,020

Total capitalization	34,393	212,003

(1)	None of the long term liabilities due to related parties are guaranteed or secured.
(2)	Does not include (i) 280,000,000 shares issuable upon exercise of the share options granted at the initial public offering price pursuant to our pre-initial public offering share option plan, assuming an initial public offering price of US$14.56 per ADS, the mid-point of the estimated price range, (ii) ordinary shares issuable to Cranwood as the payment of a portion of the earn-out consideration for the acquisition of Puccini, or (iii) the ordinary shares reserved for issuance upon the exercise of options to be granted in the future pursuant to our share option plan.
(3)	Includes the initial consideration for the acquisition of Puccini, which is subject to the finalization of the purchase consideration for the acquisition of Puccini.

EXCHANGE RATE INFORMATION

We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi and Hong Kong dollars include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB8.2767 = US$1.00 and HK$7.7640=US$1.00, the prevailing rates on December 31, 2003. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 4(o) to our financial statements.

The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.2768 = US$1.00 and HK$7.7933 = US$1.00 on March 3, 2004. The following table sets forth, for the period indicated, information concerning the number of Renminbi or Hong Kong dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in Renminbi or Hong Kong dollars, respectively as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
September 2003	8.2775	8.2768	7.7999	7.7444
October 2003	8.2776	8.2765	7.7684	7.7085
November 2003	8.2772	8.2766	7.7692	7.7475
December 2003	8.2772	8.2765	7.7670	7.7628
January 2004	8.2772	8.2767	7.7775	7.7632
February 2004	8.2773	8.2769	7.7845	7.7686

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1999, 2000, 2001, 2002 and 2003, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

	Average Noon Buying Rate
	RMB per US$1.00	HK$ per US$1.00
1999	8.2785	7.7599
2000	8.2784	7.7936
2001	8.2772	7.7997
2002	8.2772	7.7996
2003	8.2771	7.7864

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected historical consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the selected historical consolidated balance sheet data as of December 31, 2001, 2002 and 2003 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statement of operations data for the year ended December 31, 2000 and the summary historical consolidated balance sheet as of December 31, 2000 set forth below are derived from our audited historical consolidated financial statements that are not included in this prospectus. Our historical consolidated financial data reflects the effects of our reorganization from September 26, 2003 and of our acquisition of Puccini from November 19, 2003. Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP and audited by PricewaterhouseCoopers. For a description of the basis of presentation of these financial statements, see note 2 to our audited historical consolidated financial statements. For a description of our reorganization, see “Our Corporate Structure.”

	For the year ended December 31,
	2000	2001	2002	2003
	(in thousands of U.S. dollars)
Historical Consolidated Statement of Operations Data
Revenues:
Wireless value-added services	—	30	9,958	55,843
Advertising(1)	321	2,950	4,228	5,845
Commercial enterprise solutions(2)	2,289	1,479	11,244	13,825
Internet access(3)	—	1,974	4,545	1,560

Total revenues	2,610	6,433	29,975	77,073
Cost of revenues:
Cost of goods sold	—	(59)	(8,143)	(11,291)
Cost of services	(5,483)	(10,849)	(16,731)	(32,794)

Total cost of revenues	(5,483)	(10,908)	(24,874)	(44,085)

Gross (loss)/profit	(2,873)	(4,475)	5,101	32,988

Operating expenses:
Selling and marketing expenses	(5,031)	(5,755)	(3,069)	(2,772)
General and administrative expenses	(8,196)	(8,808)	(7,356)	(9,133)
Product development expenses	(597)	(1,085)	(692)	(689)
Amortization of intangibles	(474)	(8)	(88)	(629)
Provision for impairment of goodwill, intangibles and property and equipment	(57,568)	(2,960)	(2,215)	—

Total operating expenses	(71,866)	(18,616)	(13,420)	(13,223)

(Loss)/income from operations	(74,739)	(23,091)	(8,319)	19,765
Other expense:
Net interest expense	(17)	(347)	(408)	(320)

(Loss)/income before tax	(74,756)	(23,438)	(8,727)	19,445
Income tax (expense)/credit	—	—	(16)	254

(Loss)/income after tax	(74,756)	(23,438)	(8,743)	19,699
Minority interests	72	294	389	(127)

Net (loss)/income attributable to shareholders	(74,684)	(23,144)	(8,354)	19,572
Other comprehensive income/(loss):
Foreign currency translation adjustment	9	(21)	(43)	—

Comprehensive (loss)/income	(74,675)	(23,165)	(8,397)	19,572

(1)	Includes offline advertising revenue that is bundled with online advertising revenue.
(2)	Our commercial enterprise solutions revenue is primarily derived from the purchase and installation of computer hardware on behalf of our clients.
(3)	We stopped selling Internet access cards in the fourth quarter of 2002. In subsequent periods, however, we continue to recognize revenue and related costs with respect to outstanding Internet access cards. We do not expect to recognize revenue or costs from this business once the last Internet access card expires at the end of 2004.

	As of or for the year ended December 31,
	2000	2001	2002	2003
	(in thousands of U.S. dollars, except percentages and operating data)
Historical Consolidated Balance Sheet Data
Cash and cash equivalents	8,278	5,320	6,752	22,636
Restricted cash	—	4,030	—	—
Other current assets	3,411	9,925	12,310	32,182
Property and equipment, net	5,413	2,960	5,518	7,094
Other assets	—	3,391	994	5,464

Total assets	17,102	25,626	25,574	67,376

Current liabilities	3,941	14,445	8,498	32,831
Long-term liabilities	6,100	11,801	26,316	19,983

Total liabilities	10,041	26,246	34,814	52,814
Minority interests	—	613	224	152
Total shareholders’ equity/(deficit)	7,061	(1,233)	(9,464)	14,410

Total liabilities and shareholders’ equity/(deficit)	17,102	25,626	25,574	67,376

Other Historical Consolidated Financial Data
Gross (loss)/profit margin	(110%)	(70%)	17%	43%
Operating (loss)/profit margin	(2,864%)	(359%)	(28%)	26%
Net (loss)/profit margin	(2,861%)	(360%)	(28%)	25%
Depreciation	533	2,360	1,865	3,016
Amortization	3,270	8	88	629
Capital expenditure	2,581	2,749	4,451	4,790

Unaudited Operating Data
Registered users (millions)(1)	—	0.4	10.1	27.4

(1)	Approximate cumulative number of users of our wireless data services that have registered with us since our launch of these services in July 2001, irrespective of activity level.

SELECTED FINANCIAL DATA OF WU JI NETWORK

The following selected historical financial data for Wu Ji Network should be read in conjunction with Wu Ji Network’s historical financial statements, the notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Acquisition” included elsewhere in this prospectus. The selected Wu Ji Network historical statement of operations data for the period from July 31, 2002, the date of incorporation, to December 31, 2002 and for the period from January 1, 2003 to November 19, 2003, the date of the acquisition, and the selected historical balance sheet data as of December 31, 2002 and as of November 19, 2003 set forth below are derived from Wu Ji Network’s audited financial statements, which have been prepared and presented in accordance with U.S. GAAP and audited by PricewaterhouseCoopers. The selected Wu Ji Network historical statement of operations data for the period from November 20, 2003 to December 31, 2003 and the selected historical balance sheet data as of December 31, 2003 is derived from our unaudited management financial information, which was prepared on substantially the same bases as our audited historical consolidated financial statements. For a description of the basis of presentation of these financial statements, see note 2 to the financial statements of Wu Ji Network.

	For the period from July 31, 2002 to December 31, 2002	For the period from January 1, 2003 to November 19, 2003	For the period from November 20, 2003 to December 31, 2003 (unaudited)
	(in thousands of U.S. dollars)
Wu Ji Network Statement of Operations Data
Revenues	15	6,824	2,307
Cost of revenues	(15)	(1,664)	(502)

Gross profit	—	5,160	1,805

Operating expenses:
Selling and marketing expenses	—	(547)	(171)
General and administrative expenses	(6)	(184)	(30)
Amortization of intangibles	—	—	(629)
Other operating expense	—	(1,842)	—

Total operating expenses	(6)	(2,573)	(830)

(Loss)/income from operations:	(6)	2,587	975
Interest income	—	6	3

(Loss)/income before tax	(6)	2,593	978
Income tax expense	—	(399)	—

Net (loss)/income and comprehensive (loss)/income	(6)	2,194	978

	As of December 31, 2002	As of November 19, 2003	As of December 31, 2003 (unaudited)
	(in thousands of U.S. dollars)
Wu Ji Network Balance Sheet Data
Cash and cash equivalents	57	4,129	4,726
Other current assets	9	273	1,342
Non-current assets	144	457	4,878

Total assets	210	4,859	10,946

Current liabilities	156	2,551	2,620
Total owners’ equity	54	2,308	8,326

Total liabilities and owners’ equity	210	4,859	10,946

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following selected unaudited pro forma consolidated financial data should be read in conjunction with our unaudited pro forma consolidated financial information, the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2003 set forth below are derived from our unaudited pro forma consolidated financial information.

Our unaudited pro forma consolidated statement of operations data is presented in order to give pro forma effect to (i) our reorganization, as if our reorganization occurred on January 1, 2003 and (ii) our acquisition of Puccini as if the acquisition occurred on January 1, 2003. As a result, our unaudited pro forma consolidated financial information includes the financial information of the nine companies that are part of our company following our reorganization, but excludes the six companies that were included in our historical consolidated financial statements up until September 26, 2003, but will no longer be part of our company following our reorganization.

Our unaudited pro forma consolidated financial information have been derived from our audited historical consolidated financial statements and the audited historical financial statements of Wu Ji Network, both of which are prepared and presented in accordance with U.S. GAAP. For a discussion of the basis of presentation and the adjustments made in the preparation of the unaudited pro forma consolidated financial information, see our unaudited pro forma consolidated financial information and supplemental selected unaudited quarterly financial information included elsewhere in this prospectus. For a description of our reorganization, see “Our Corporate Structure,” and for a description of our acquisition, see “Our Acquisition.”

	For the year ended December 31, 2003
	Historical consolidated	Reorganization adjustments	Post reorganization	Historical Wu Ji Network	Wu Ji Network adjustments	Pro forma
Pro Forma Consolidated Statement of Operations Data	(unaudited and in thousands of U.S. dollars)
Revenues:
Wireless value-added services	55,843	—	55,843	6,824	—	62,667
Advertising(1)	5,845	(3,836)	2,009	—	—	2,009
Commercial enterprise solutions(2)	13,825	(66)	13,759	—	—	13,759
Internet access(3)	1,560	—	1,560	—	—	1,560

Total revenues	77,073	(3,902)	73,171	6,824	—	79,995
Cost of revenues:
Cost of goods sold	(11,291)	—	(11,291)	—	—	(11,291)
Cost of services	(32,794)	3,673	(29,121)	(1,664)	(210)	(30,995)

Total cost of revenues	(44,085)	3,673	(40,412)	(1,664)	(210)	(42,286)

Gross profit	32,988	(229)	32,759	5,160	(210)	37,709

Operating expenses:
Selling and marketing expenses	(2,772)	134	(2,638)	(547)	—	(3,185)
General and administrative expenses	(9,133)	557	(8,576)	(184)	—	(8,760)
Product development expenses	(689)	—	(689)	—	—	(689)
Amortization of intangibles	(629)	—	(629)	—	(4,411)	(5,040)
Other operating expense	—	—	—	(1,842)	1,842	—

Total operating expenses	(13,223)	691	(12,532)	(2,573)	(2,569)	(17,674)

Income from operations	19,765	462	20,227	2,587	(2,779)	20,035
Other (expense)/income:
Net interest (expense)/income	(320)	54	(266)	6	—	(260)

Income before tax	19,445	516	19,961	2,593	(2,779)	19,755
Income tax credit/(expense)	254	18	272	(399)	20	(107)

Income after tax	19,699	534	20,233	2,194	(2,759)	19,668
Minority interests	(127)	—	(127)	—	—	(127)

Net income attributable to shareholders	19,572	534	20,106	2,194	(2,759)	19,541

Earnings per share-basic (cents)	0.699		0.718			0.698

Number of shares (in billions)	2.8		2.8			2.8

(1)	Our pro forma advertising revenue primarily consists of online advertising revenue, but also includes revenue from offline advertising services that are bundled together with online advertising services.
(2)	Our commercial enterprise solutions revenue is primarily derived from the purchase and installation of computer hardware on behalf of our clients.
(3)	We stopped selling Internet access cards in the fourth quarter of 2002. In subsequent periods, however, we continue to recognize revenue and related costs with respect to outstanding Internet access cards. We do not expect to recognize revenue or costs from this business once the last Internet access cards expire at the end of 2004.

For the year ended December 31, 2003
Other Pro Forma Consolidated Financial Data
Gross profit margin	47%
Operating profit margin	25%
Net profit margin	24%
Depreciation (in thousands)	2,979
Amortization (in thousands)	5,040

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements, our unaudited pro forma consolidated financial information and our supplemental selected unaudited pro forma consolidated quarterly financial information, together with the respective notes thereto, included elsewhere in this prospectus.

Our audited historical consolidated financial statements and the audited historical financial statements of Wu Ji Network have been prepared in accordance with U.S. GAAP.

Our unaudited pro forma financial information has been derived from our audited historical consolidated financial statements and the audited historical financial statements of Wu Ji Network. Our supplemental selected unaudited pro forma consolidated quarterly financial information has been derived from our unaudited management financial information and the unaudited management financial information of Wu Ji Network, which were prepared on substantially the same basis as our audited historical consolidated financial statements and the audited historical financial statements of Wu Ji Network, and include all normal recurring accruals and adjustments that the respective management considered necessary for a fair presentation of the unaudited consolidated quarterly financial information for the periods presented.

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003, and the effects of our acquisition from November 19, 2003. As a result, our historical consolidated financial statements and the discussion and analysis herein include up until September 26, 2003, the results of operation of the six companies that have historically been managed together with our business but are not be part of our company following our reorganization. Most of the business operations of these six companies were, however, moved to our company. In addition, our audited historical consolidated financial statements and the discussion and analysis herein only include the financial position and results of operations of Wu Ji Network following completion of our acquisition on November 19, 2003. For a discussion of our reorganization, see “Our Corporate Structure,” and for a description of our acquisition, see “Our Acquisition.”

Overview

We are one of the leading Internet companies in China providing value-added multimedia products and services. We deliver our products and services from our Internet portal to our users both through their mobile phones and through our websites. Our primary business activities include wireless value-added services, online advertising and commercial enterprise solutions.

In July 2000, we launched our Internet portal, www.tom.com, and focused our business upon providing Internet-based content and services to users through our websites. In 2000 and 2001, China Mobile and China Unicom, respectively, launched platforms for the delivery of wireless value-added services to users through their mobile phones, and began allowing third parties to use their billing and collection systems to charge fees for products and services that are delivered through these platforms. This created an opportunity for Internet companies, such as us, to deliver their Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these services. Previously, due to low credit card penetration and the lack of alternative Internet payment methods in China, our Internet content generated revenue primarily through online advertising. In the second half of 2001, however, we launched our wireless data services business and have subsequently experienced significant revenue growth. Our revenues increased to US$77.1 million in 2003 from US$30.0 million in 2002. Our wireless value-added services revenues accounted for 72.5% of our total revenues in 2003.

In prior periods, our offline advertising revenue accounted for the majority of our advertising revenue. In the first quarter of 2003, we shifted the focus of our internal sales team to developing our relatively high gross profit margin online advertising business, from developing our lower gross profit margin offline advertising business. In addition, following our reorganization, which was consummated pursuant to a series of agreements, all of which were duly executed on or by September 26, 2003, Shenzhen Freenet Super Channel Advertising Company Limited, or Shenzhen Freenet Advertising, and Beijing Tom International Advertising Limited, or Beijing Tom, the companies which historically recorded the majority of our offline advertising revenues, are no longer be part of our company. As a result, we expect our online advertising revenue to account for substantially all of our advertising revenue in future periods, and we will continue to provide offline advertising services, only to the extent that they are bundled with online advertising services. Our pro forma advertising revenue excludes offline advertising revenue recognized by Shenzhen Freenet Advertising and Beijing Tom to reflect the effects of our reorganization. Based on our pro forma adjustments, our online advertising revenue, which continues to include a small component of bundled offline advertising revenue, was US$2,009,000 in 2003. Our online advertising revenue accounted for 2.6% of our total revenue in 2003.

Our commercial enterprise solutions business includes providing technical services for the Internet-related computer hardware and software needs of our clients. In 2003, computer hardware sales accounted for the majority of our commercial enterprise solutions revenue, which in turn accounted for 17.9% of our total revenues. We intend to reduce our focus on our relatively low gross profit margin computer hardware sales and to increase our focus on providing our higher gross profit margin integrated computer software solutions.

In August 2001, we were incorporated under the laws of the Cayman Islands as a wholly-owned subsidiary of our parent company, which is listed on GEM. Initially, we did not have any material assets or business operations. As part of our reorganization, our parent company transferred to us its wireless data services, online advertising and commercial enterprise solutions businesses in China. For a discussion of our reorganization, see “Our Corporate Structure.” For a discussion of the effect of our reorganization upon our historical consolidated financial statements and our pro forma financial statements, see “— Pro Forma Adjustments and Unaudited Pro Forma Quarterly Financial Information.”

On November 19, 2003, we acquired from Cranwood, a 24.6% shareholder of our parent company, Puccini, which provides wireless IVR services through Wu Ji Network. The financial results of Wu Ji Network are included in our audited historical consolidated financial statements following completion of our acquisition. In addition, the results of Wu Ji Network are included in our unaudited pro forma consolidated financial information for all periods presented. For a description of our acquisition of Wu Ji Network, see “Our Acquisition.”

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless value-added services and Internet content services. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, and their respective shareholders, pursuant to which we are entitled to receive service fees in an amount equal to substantially all of the net income of these companies and under certain contractual arrangements, our wholly-owned subsidiaries agreed to guarantee the performance of these companies in connection with the operations-related agreements they entered into with third parties. As a result of these contractual arrangements, under U.S. GAAP we are the primary beneficiary of the investments in Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network and we consolidate their results of operations in our historical consolidated financial statements. For a description of the PRC regulations restricting foreign ownership of companies that provide value-added telecommunications services and Internet content services in China, see “Regulation.” For a description of the contractual arrangements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, see “Our Corporate Structure,” and “Related Party Transactions.” For a discussion of the tax implications of charging service fees pursuant to the contractual arrangements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, see “— Income Taxation.” See “Risk Factors — Risks Relating to Our Business — PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations,” and “ — Our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet or Wu Ji Network may not be as effective in providing operational control as direct ownership of these businesses.”

Revenues

Our revenues are derived from our three primary operating segments: wireless value-added services, advertising, and commercial enterprise solutions, as well as Internet access, an operating segment from which we derive a limited portion of our revenue. Currently, our revenues are primarily derived from our wireless value-added services, which include SMS, MMS and WAP services. Through these services we provide download, information and community-oriented products, such as news headlines, sports information, games, ring tones, wallpaper and dating. We also derive revenues from our advertising services, commercial enterprise solutions and Internet access services. In the fourth quarter of 2002, however, we stopped selling Internet access cards.

Our revenues represent our total revenues from operations net of certain business and value-added taxes. Our revenues are primarily derived from Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network and our subsidiaries that are incorporated in the PRC. Our wireless data services revenue is subject to a 3.3% business tax and our advertising revenue is subject to a business tax of up to 8.5%. In addition, our computer hardware sales revenue is subject to a 17.0% value-added tax, which is partially offset by value-added taxes paid on purchases, and our other non-computer hardware related commercial enterprise solutions revenue is subject to a 5.5% business tax. Furthermore, any service fees that Beijing Super Channel charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with Beijing Lei Ting and Shenzhen Freenet will be subject to a 5.0% business tax. Likewise, any service fees that Puccini Network charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with Wu Ji Network will be subject to a 5.0% business tax.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003
	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Wireless value-added services(1)	9,958	33.2%	55,843	72.5%
Advertising(2)	4,228	14.1%	5,845	7.6%
Commercial enterprise solutions(3)	11,244	37.5%	13,825	17.9%
Internet access(4)	4,545	15.2%	1,560	2.0%

Total revenues	29,975	100.0%	77,073	100.0%

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless value-added services platforms of China Mobile and China Unicom. Revenue from Wu Ji Network’s wireless value-added services is included following the completion of our acquisition on November 19, 2003.
(2)	Includes offline advertising revenue that is bundled with online advertising revenue.
(3)	Includes revenue from computer hardware sales, integrated enterprise solutions services, e-commerce and fee-based e-mail boxes. Our commercial enterprise solutions revenue is, however, primarily derived from computer hardware sales.
(4)	Although stopped selling Internet access cards in the fourth quarter of 2002 we continue to recognize revenue and related costs with respect to outstanding Internet access cards in subsequent periods. We do not, however, expect to recognize revenue or costs with respect to this business once the last Internet access card expires at the end of 2004.

The following table sets forth certain unaudited historical consolidated revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the three months ended
	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(unaudited and in thousands of U.S. dollars, except percentages)
Wireless value-added services(1)	8,759	59.1%	14,883	75.1%	14,637	69.3%	17,564	82.4%
Advertising(2)	1,268	8.5%	1,699	8.6%	2,279	10.8%	599	2.8%
Commercial enterprise solutions(3)	3,757	25.3%	2,849	14.4%	4,132	19.6%	3,087	14.5%
Internet access(4)	1,055	7.1%	385	1.9%	64	0.3%	56	0.3%

Total revenues	14,839	100.0%	19,816	100.0%	21,112	100.0%	21,306	100.0%

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless value-added services platforms of China Mobile and China Unicom. Revenue from Wu Ji Network’s wireless value-added services are included following the completion of our acquisition on November 19, 2003.
(2)	Includes offline advertising revenue that is bundled with online advertising revenue.
(3)	Includes revenue from computer hardware sales, integrated enterprise solutions services, e-commerce and fee-based e-mail boxes. Our commercial enterprise solutions revenue is, however, primarily derived from computer hardware sales.
(4)	We stopped selling our Internet access cards in the fourth quarter of 2002. In subsequent periods, however, we continue to recognize revenue and related costs with respect to outstanding Internet access cards. We do not expect to recognize revenue or costs from this business once our last Internet access cards expire at the end of 2004.

Wireless value-added services.    Our wireless value-added services revenue is derived from products and services that we provide through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform. We recognize revenue derived from our wireless value-added services before deducting the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators. For a description of our revenue recognition policies, see “ — Critical Accounting Policies,” and for a description of our revenue sharing arrangements with the mobile telecommunications operators, see “Our Business — Our Business — Wireless Value-Added Services — Fees and Revenue Sharing.”

Our wireless value-added services include our wireless data services and, following our acquisition of Puccini, Wu Ji Network’s wireless IVR services. Our wireless data services include SMS, MMS and WAP services. SMS is our primary wireless data service, accounting for approximately 91% of our wireless value-added services revenue in 2003. However, we intend to increase promotion of our newer services, such as our MMS and WAP services. In the fourth quarter of 2003, our MMS and WAP services accounted for approximately 2% and 7%, respectively, of our wireless value-added services revenue. The primary factors affecting our wireless value-added services revenue are the number of subscriptions, the number of downloads and the pricing of our subscriptions and downloads. Because subscription-based services include a bundle of downloads for a monthly price, which we believe provides a more stable source of revenue than single downloads, we focus upon promoting our subscription-based services. In 2003, revenue from our subscription-based services accounted for over half of our wireless value-added services revenue.

The following table sets forth certain SMS data for the periods indicated:

	For the three months ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(in millions)
SMS subscriptions(1)	5.5	8.7	8.5	9.1
SMS downloads(2)	83.4	89.1	78.8	72.9

(1)	Number of paid SMS subscriptions during the relevant period.
(2)	Number of paid SMS downloads during the relevant period, excluding downloads made pursuant to subscriptions.

Our operating data, which includes SMS subscriptions and SMS download data, is generated by an internal operating system that tracks the delivery confirmations provided to us by the mobile telecommunications operators. Due to the nature of our billing arrangements, however, the revenue that we recognize is based upon the monthly revenue statements provided to us that the mobile telecommunications operators generate from their own internal operating data, which we do not independently verify. Generally, differences exist between the value of our revenue calculated from our own internal operating data and the monthly revenue statements provided to us by the mobile telecommunications operators. We believe, however, that these differences were not material in 2003. For a discussion of the difference between our internally calculated revenue and our actual revenue, see “— Critical Accounting Policies — Wireless Value-Added Services Revenue Recognition,” and “Risk Factors — Risks Relating to Our Business — Our dependence on the substance and timing of the billing systems of the mobile telecommunications operators may require us to estimate portions of our reported revenue for wireless value-added services from time to time. As a result, subsequent adjustments may have to be made to our wireless value-added services revenue in our financial statements.”

Advertising.    Our advertising revenue is derived from both online and offline advertising services. Due to our shift in focus from offline advertising to online advertising in the first quarter of 2003, however, we expect that our online advertising revenue will account for the majority of our advertising revenue subsequent to our reorganization. We sell online advertisements through our direct sales force and through advertising agencies. The primary factors affecting our advertising revenues are the number of our advertising clients that contribute revenue during the relevant period and the average revenue per client.

Commercial enterprise solutions.     Our commercial enterprise solutions revenue is primarily derived from providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients, with the purchase and installation of computer hardware generating a substantial portion of this revenue. We recognize our commercial enterprise solutions revenue on a gross basis, inclusive of computer hardware purchase costs that are passed through to our clients. The majority of our commercial enterprise solutions revenue is derived from large contracts, where large contracts are those with a value of RMB 500,000 (US$60,411) or above. The remaining revenue is derived from numerous smaller enterprise solutions contracts and other revenue such as small fee-based e-mail contracts. As a result, the primary factors affecting our commercial enterprise solutions revenue are the number of our large contracts and our average revenue per large contract.

Internet access.    Our Internet access revenues are derived from the sale of prepaid cards that provide access to the Internet through various telecommunications operators located throughout China. In the fourth quarter of 2002, however, we stopped selling our Internet access cards. We decided to stop selling our Internet access cards because we believed that increasing competition as well as the increasing penetration of broadband Internet access would gradually reduce the profit margins on the sale of cards that facilitated dial-up Internet access. Nonetheless, in subsequent periods we continue to recognize revenue and related costs with respect to outstanding Internet access cards. We do not, however, expect to recognize revenue or costs with respect to this business once the last Internet access card expires at the end of 2004.

Cost of Revenues

The following table sets forth certain historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003
	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Cost of goods sold	8,143	27.2%	11,291	14.6%
Cost of services	16,731	55.8%	32,794	42.6%

Total cost of revenues	24,874	83.0%	44,085	57.2%

The following table sets forth certain unaudited historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the three months ended
	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(unaudited and in thousands of U.S. dollars, except percentages)
Cost of goods sold	3,132	21.1%	2,126	10.7%	3,689	17.5%	2,344	11.0%
Cost of services	6,504	43.8%	9,277	46.8%	8,622	40.8%	8,391	39.4%

Total cost of revenues	9,636	64.9%	11,403	57.5%	12,311	58.3%	10,735	50.4%

Cost of Goods Sold.    Cost of goods sold consists primarily of the cost of computer hardware and software that we purchase and install on behalf of our commercial enterprise solutions clients. The sale of computer hardware to our commercial enterprise solutions clients has been a low profit margin business and we do not intend to expand this business in the future. As a result, we expect that our sales of computer hardware and the related cost of goods sold, will decline as a percentage of revenues in future periods.

Cost of Services.    Cost of services include direct cost of services and common cost of services. Our wireless value-added services direct costs include the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators, the share of revenue due to our industry cooperation partners, certain content costs and product promotion and marketing expenses. Our advertising direct costs include the cost of acquiring rights to outdoor media assets, such as billboards, and sales commissions and staff bonuses that are based on revenues. Our Internet access direct costs include the cost of Internet access time purchased from Internet service providers for resale. Our common costs include bandwidth leasing charges, portal content acquisition costs, costs for our portal content production staff and wireless value-added services staff, and depreciation and maintenance costs relating to equipment used to provide services. We allocate our common costs to our wireless value-added services business and our advertising business in proportion to the gross profits from these businesses prior to the allocation of common costs. Our direct cost of services and our common cost of services accounted for 70.0% and 30.0%, respectively, of our cost of services in the fourth quarter of 2003. We expect that our cost of services will continue to increase as our wireless value-added services and online advertising businesses continue to expand in future periods.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the year ended December 31,
	2002	2003
	(in thousands of U.S. dollars, except percentages)
Gross Profits(1):
Wireless value-added services	2,326	28,549
Advertising(2)	314	1,494
Commercial enterprise solutions	2,006	2,052
Internet access(3)	455	893

Total gross profits	5,101	32,988

Gross Profit Margin:
Wireless value-added services	23.4%	51.1%
Advertising(2)	7.4%	25.6%
Commercial enterprise solutions	17.8%	14.8%
Internet access(3)	10.0%	57.2%
Total gross profit margin	17.0%	42.8%

(1)	For the purpose of calculating our gross profits, certain costs that are common to both our wireless value-added services business and our advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs. In addition, gross profits are calculated without any deduction or allocation of operating expenses.
(2)	Advertising gross profits include both online and offline advertising gross profits.
(3)	We stopped selling Internet access cards in the fourth quarter of 2002. In subsequent periods, however, we continue to recognize revenue and related costs with respect to outstanding Internet access cards. We do not expect to recognize revenue or costs from this business once the last Internet access card expires at the end of 2004.

The following table sets forth the unaudited historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the three months ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(unaudited and in thousands of U.S. dollars, except percentages)
Gross Profits(1):
Wireless value-added services	3,916	7,232	7,794	9,607
Advertising(2)	181	349	616	348
Commercial enterprise solutions	502	657	333	560
Internet access(3)	604	175	58	56

Total gross profits	5,203	8,413	8,801	10,571

Gross Profit Margin:
Wireless value-added services	44.7%	48.6%	53.2%	54.7%
Advertising(2)	14.3%	20.5%	27.0%	58.1%
Commercial enterprise solutions	13.4%	23.1%	8.1%	18.1%
Internet access(3)	57.3%	45.5%	90.6%	100.0%
Total gross profit margin	35.1%	42.5%	41.7%	49.6%

(1)	For the purpose of calculating our gross profits, certain costs that are common to both our wireless value-added services business and our advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs. In addition, gross profits are calculated without any deduction or allocation of operating expenses.
(2)	Advertising gross profit include both online and offline advertising gross profits.
(3)	We stopped selling Internet access cards in the fourth quarter of 2002. In subsequent periods, however, we continue to recognize revenue and related costs with respect to outstanding Internet access cards. We do not expect to recognize revenue or costs from this business once the last Internet access card expires at the end of 2004.

The primary costs of revenue that affect our gross profit margins include direct costs such as the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators in connection with our wireless value-added services and the cost of computer hardware and software that we purchase and install on behalf of our commercial enterprise solutions clients as well as common costs such as portal content acquisition costs and depreciation and maintenance with respect to equipment used to provide our services. For the purpose of calculating our gross profits, common costs are allocated to our wireless value-added services business and our advertising business in proportion to the gross profits from these businesses prior to the allocation of these common costs.

The increase in our wireless value-added services gross profit margin in recent periods is due to an increase in the revenue derived from this business at a more rapid rate than the increase in the cost of revenue associated with this business. This difference in the rate of increase is primarily because a significant component of the cost of revenue is the allocated portion of fixed common costs, which do not increase in proportion to increases in wireless value-added services revenue.

The increase in our advertising gross profit margin in recent periods is primarily due to the decrease in the allocation of common costs to this business as well as the exclusion of our relatively lower gross profit margin offline advertising business following completion of our reorganization on September 26, 2003. As our wireless value-added services business has expanded and gross profits attributable to this business have increased, the common costs allocated to our advertising business have decreased.

The fluctuation in our commercial enterprise solutions gross profit margin is primarily due to the fluctuation in the proportions of our commercial enterprise solutions revenue that are generated from our relatively lower gross profit margin computer hardware sales and our relatively higher gross profit margin integrated computer software solutions.

The increase in our Internet access business gross profit margin in recent periods is primarily due to our revenue recognition policy with respect to certain of our Internet access cards that were outstanding in 2003. See “— Critical Accounting Policies — Internet Access Revenue Recognition.”

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003
	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	3,069	10.2%	2,772	3.6%
General and administrative expenses	7,356	24.5%	9,133	11.8%
Product development expenses	692	2.3%	689	0.9%
Amortization of intangibles	88	0.3%	629	0.8%
Provision for impairment of goodwill, intangibles and property and equipment	2,215	7.4%	—	0%

Total operating expenses	13,420	44.7%	13,223	17.1%

The following table sets forth certain unaudited historical consolidated operating expense data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the three months ended
	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(unaudited and in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	531	3.6%	486	2.5%	671	3.2%	1,084	5.1%
General and administrative expenses	2,621	17.7%	2,151	10.9%	2,537	12.0%	1,824	8.6%
Product development expenses	165	1.1%	167	0.8%	184	0.9%	173	0.8%
Amortization of intangibles	—	0%	—	0%	—	0%	629	2.9%

Total operating expenses	3,317	22.4%	2,804	14.2%	3,392	16.1%	3,710	17.4%

Selling and Marketing Expenses.    Selling and marketing expenses primarily consist of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and salaries and benefits for our direct sales force. We expect that our selling and marketing expenses will increase as we promote the brand recognition of the tom.com trademarks in future periods.

General and Administrative Expenses.    General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, lease expenses, other office expenses, provisions for bad debts and depreciation with respect to equipment used for general corporate purposes. We expect our general and administrative expenses to increase as our business expands in future periods.

Product Development Expense.    Product development expenses primarily consist of research and development staff costs.

Amortization of Intangibles.    Amortization of intangibles primarily relates to the amortization of intangible assets acquired in connection with our purchase of Puccini, which provides wireless IVR services through Wu Ji Network, in November 2003.

Provision for Impairment of Goodwill, Intangible Assets and Property and Equipment.    Provision for impairment of goodwill, intangible assets and property and equipment consists of impairment charges for goodwill recorded in connection with acquisitions and impairment charges relating to intangible assets and property and equipment that have suffered a decline in value.

Critical Accounting Policies

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations and comprehensive (loss)/income, the information that is contained in the significant accounting policies and notes to our consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operation.

Wireless Value-Added Services Revenue Recognition

Our wireless data services revenue is derived from fees charged for providing users with SMS, MMS and WAP services. Fees for our wireless data services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

Our services are delivered to users through the wireless data platforms of the mobile telecommunications operators, and we rely upon these operators to provide us with billing and collection services. We have, however, developed an internal system that records the number of messages that are sent from our Internet portal, the related fees and the delivery confirmations that the mobile telecommunications operators separately provide us with respect to messages sent from our Internet portal once the messages are received by the users. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless value-added services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless value-added services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

We initially ascertain the value of the wireless value-added services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services based on the monthly statements provided by the mobile telecommunications operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless value-added services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements from the mobile telecommunications operators. In 2003, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 5%. By the time we report our financial results, we would generally have received well over a majority of the monthly statements from the mobile telecommunications operators and would have recognized our revenue for the wireless value-added services based on those monthly statements. In the event that a monthly statement for any mobile telecommunication operator has not been received at the time such financial results are reported, we will report wireless value-added services revenue based on the estimate of the collectible wireless value-added services relating to such mobile telecommunication operator. As a result, we may overstate or understate our wireless value-added services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless value-added services for such operator may result in subsequent adjustments to our wireless value-added services revenue reported in our financial statements. However, such billing discrepancies have had no impact on the historical financial statements for 2001 and 2002, since we recorded our revenue in accordance with the received monthly statements from the mobile operators.

We evaluated our revenue sharing arrangements with the mobile telecommunications operators and content providers to determine whether to recognize our wireless data revenue gross or net of the shared revenues. Our determination was based upon an assessment of whether we act as principal or agent when providing wireless data services. We believe that the primary factors with respect to this assessment are whether we are the primary obligor to the user with respect to the provision of the wireless data services. Based on our assessments, we have decided to recognize our revenue based upon the gross amounts billed to our users.

Online Advertising Revenue Recognition

Our online advertising revenues are generally earned pursuant to contracts that include specific fee arrangements and payment terms, and that provide persuasive evidence that an arrangement exists. Revenue earned pursuant to these contracts is generally recognized either at the time that advertisements are displayed on our websites or when a specific number of website impressions are delivered. Certain of our contracts, however, do not include a fixed advertisement delivery pattern. Revenue earned pursuant to these contracts is deferred until the contract is completed. The timing with respect to revenues earned pursuant to these types of contracts could be materially different if the contracts included a fixed delivery pattern and a portion of the revenues could be recognized for services that are provided during periods prior to the period in which the contract is completed. In the fourth quarter of 2003, we deferred recognition of revenues from certain online advertising contracts that did not include a fixed delivery pattern in the terms of the arrangement. The total value of these contracts, all of which will be completed in 2004, is approximately US$1,500,000.

Internet Access Revenue Recognition

Internet access revenue is derived from the sale of prepaid cards that provide access to the Internet through various companies located throughout China. We sold cards that offer unlimited usage over a fixed period of time and cards that offer the use of a fixed amount of value of access prior to an expiration date. With respect to our unlimited usage cards that were not sold together with fixed value cards, we recognize revenue ratably over the fixed period during which the cards are valid. With respect to fixed value cards, and in situations where we sold both our unlimited usage cards and our fixed value cards to a single purchaser, we recognize revenue to the extent of costs incurred for providing Internet access to users. Any remaining revenue with respect to a particular card is recognized upon the expiration date of the card. If information was available to record revenue based on actual card usage, we would recognize revenue based upon actual usage. The timing of our Internet access revenue recognition could be materially different from what it would be if we recorded revenue based on actual usage.

Impairment of Intangible Assets and Goodwill

We assess the carrying value of our intangible assets and goodwill on an annual basis and when factors are present that indicate an impairment may have occurred.

During the year ended December 31, 2002, we recorded impairment charges of US$2,215,000, to write off the remaining book value of the intangible assets and goodwill related to certain of our acquisitions and certain intangible assets.

During the year ended December 31, 2002, due to the continued weak performance of our online advertising business and our annual assessment of the recoverability of our intangible assets, we considered the need for an impairment of the identifiable intangible assets and goodwill recognized in connection with our acquisition of China Travel Network. We determined the amount of the impairment charge by using a future discounted cash flow methodology.

In both years where we recorded our impairments, it was management’s judgment that an event and change in circumstances triggering the evaluation of goodwill and intangibles for impairment had occurred. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

Impairment of Property and Equipment

We assess the carrying value of our property and equipment on an annual basis and when factors are present that indicate an impairment may have occurred. If the total of the expected future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. If management makes different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

For the year ended December 31, 2001, we recognized impairment charges of US$2,960,000 mainly to write off certain computer hardware and software equipment owned by Shenzhen Freenet due to the overall decline in industry growth rates and negative industry and economic trends.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion of, or all of, our deferred tax assets will not be realized. If unanticipated future events allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur. As of December 31, 2003, we had deferred tax assets of US$5,386,000 and a valuation allowance of US$5,112,000. Our largest deferred tax asset item relates to our loss carry forwards.

Allowances for Doubtful Accounts

We establish provisions for bad debts on a quarterly basis. We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, client credit worthiness and industry trend analysis. Generally, when an accounts receivable is 180, 270 and 360 days overdue, we establish a provision for bad debts equal to 25%, 50% and 100% of the amount of the accounts receivable, respectively. We also make specific provisions for bad debts if there is strong evidence showing that the receivable is likely to be irrecoverable. If the financial conditions of our clients were to deteriorate, resulting in their potential inability to make payments, we may require additional allowance for doubtful accounts.

Consolidation of Variable Interest Entities

PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services and Internet content services in China. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network and their respective shareholders, pursuant to which we guarantee any obligations undertaken by these companies under their contractual arrangements with third parties and are entitled to receive service fees in an amount equal to substantially all of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network. As a result, we have determined that under U.S. GAAP we are the primary beneficiary of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network and we consolidated the financial statements of these companies when preparing our consolidated financial statements.

Purchase Price Allocations

We account for our acquisitions using the purchase method. This method requires not only ascertaining the total cost of the acquisition but also allocating that cost to the individual assets and liabilities that we acquired based upon their fair values. We make judgments and estimates in determining the fair value of the acquired assets and liabilities. We base our determination upon independent appraiser valuation reports, our experience with similar assets and liabilities based upon our industry expertise, and forecasted future cash flows. The excess of the cost of the acquisition over the sum of the amounts allocated to identifiable assets and liabilities is recorded as goodwill. If we were to use different assumptions in determining fair value, the amounts assigned to the individual acquired assets and liabilities could be materially different.

Pro Forma Adjustments and Unaudited Pro Forma Quarterly Financial Information

We have prepared unaudited pro forma financial data to reflect the effects of our reorganization and our acquisition of Puccini, which provides wireless IVR services through Wu Ji Network. We believe that our reorganization and our acquisition will have a material impact on our overall results of operations and that the presentation of unaudited pro forma financial data is necessary to supplement our audited historical consolidated financial data. For a description of our specific pro forma adjustments, see our unaudited pro forma consolidated financial information and supplemental selected unaudited pro forma consolidated quarterly financial information included elsewhere in this prospectus.

Our Reorganization

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003. As a result, our audited historical consolidated financial statements include the financial results of the nine core Internet business entities for all periods presented and also include financial results of the six non-core Internet business entities up until September 26, 2003. The nine core Internet business entities and the six non-core Internet business entities together formed our parent company’s online media business in the PRC, which includes our wireless data service business, online advertising business and commercial enterprise solutions business. As part of our reorganization, our parent company transferred its interest in the nine core Internet business entities to us. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their business operations were moved to the nine core Internet business entities that form our company, and they are expected to be wound down or used by our parent company for other purposes. The six entities that were not transferred to us are Shenzhen Freenet Advertising, Sharkwave Information Technology (Beijing) Company Limited, or Sharkwave Technology, China Travel Network Company Limited, or China Travel Network, Beijing Oriental China Travel Agency Limited, Beijing Tom, and Beijing Planet Network Travel Information Technology Limited, or Beijing Planet Network.

Our unaudited pro forma consolidated statement of operations information gives effect to our reorganization as if our reorganization occurred on January 1, 2003. As a result, our unaudited pro forma consolidated statement of operations information includes the financial results of the nine companies that are part of our company following our reorganization, but excludes the financial results of the six companies that were included in our audited historical consolidated financial statements, but are no longer part of our company following our reorganization. For a discussion of our reorganization, see “Our Corporate Structure.”

Our Acquisition

We acquired on November 19, 2003 from Cranwood, a 24.6% shareholder of our parent company, the entire issued share capital of Puccini, which provides wireless IVR services through Wu Ji Network. Our audited historical consolidated financial statements include the financial results of Wu Ji Network following the completion of our acquisition. Our unaudited pro forma consolidated statement of operations information also gives pro forma effect to our acquisition of Puccini and the resulting consolidation of Wu Ji Network’s results of operations, as if the acquisition occurred on January 1, 2003. For a description of our acquisition, see “Our Acquisition.” For a description of our contractual arrangements with Wu Ji Network, see “Our Corporate Structure” and “Related Party Transactions.” For the financial results of Wu Ji Network, see “Selected Financial Data of Wu Ji Network,” and the financial statements of Wu Ji Network included elsewhere in this prospectus.

Pro Forma Adjustments

As a result of our pro forma adjustments, for the year ended December 31, 2003, our revenues would have increased 3.8% from US$77,073,000 on a historical basis to US$79,995,000 on a pro forma basis. This increase is due to the inclusion of Wu Ji Network’s revenues for the period from January 1, 2003 to November 19, 2003, the date of the acquisition, partially offset by the exclusion of the full year of revenues from the six entities not transferred to us as a result of our reorganization, which historically recognized most of our offline advertising revenue. In addition, our net income attributable to shareholders would have decreased 0.2% from US$19,572,000 on a historical basis to US$19,541,000 on a pro forma basis. This decrease is primarily due to the additional amortization of US$4,411,000 resulting from the recognition of identifiable intangible assets pursuant to our acquisition, partially offset by (i) the inclusion of Wu Ji Network’s net income of US$2,194,000 for the period from January 1, 2003 to November 19, 2003, the date of the acquisition, (ii) the exclusion of a non-recurring expense of US$1,842,000 recorded by Wu Ji Network for a donation to Shantou University made in connection with the acquisition of Puccini and (iii) the exclusion of the net losses of US$534,000 incurred by the business not transferred to us as a result of our reorganization for the full year of 2003.

Unaudited Pro Forma Quarterly Financial Information

The following table sets forth our supplemental selected unaudited pro forma quarterly results of operations for the periods indicated. We derived our quarterly results of operations from our unaudited pro forma financial information and, in our management’s opinion, we have prepared them on substantially the same basis as our unaudited pro forma consolidated financial information and included all adjustments necessary for a fair statement of the financial results for the periods presented. This information should be read in conjunction with our unaudited pro forma financial information included elsewhere in this prospectus. Our results of operations in any quarter are not necessarily indicative of the results that may be expected for any future periods.

	For the three months ended
	March 31, 2003			June 30, 2003			September 30, 2003			December 31, 2003
ProForma Statement of Operations Data	Amount	Percentage of revenues		Amount	Percentage of revenues		Amount	Percentage of revenues		Amount	Percentage of revenues
Revenues:	(unaudited and in thousands of U.S. dollars, except percentages)
Wireless value-added services(1)	9,113	64.8%		16,562	82.1%		17,929	78.1%		19,063	83.6%
Advertising(2)	176	1.2%		411	2.0%		823	3.6%		599	2.6%
Commercial enterprise solutions(3)	3,723	26.5%		2,819	14.0%		4,130	18.0%		3,087	13.5%
Internet access(4)	1,055	7.5%		385	1.9%		64	0.3%		56	0.3%

Total revenues	14,067	100.0%		20,177	100.0%		22,946	100.0%		22,805	100.0%
Cost of revenues:
Cost of goods sold	(3,132)	(22.3%	)	(2,126)	(10.5%	)	(3,689)	(16.1%	)	(2,344)	(10.2%	)
Cost of services	(5,611)	(39.9%	)	(8,495)	(42.1%	)	(8,140)	(35.5%	)	(8,749)	(38.4%	)

Total cost of revenues	(8,743)	(62.2%	)	(10,621)	(52.6%	)	(11,829)	(51.6%	)	(11,093)	(48.6%	)

Gross profit	5,324	37.8%		9,556	47.4%		11,117	48.4%		11,712	51.4%
Operating expenses(5)	(4,573)	(32.5%	)	(4,005)	(19.8%	)	(4,500)	(19.6%	)	(4,596)	(20.2%	)

Income from operations	751	5.3%		5,551	27.6%		6,617	28.8%		7,116	31.2%
Other expenses	(95)	(0.7%	)	(92)	(0.5%	)	(72)	(0.3%	)	(1)	0.0%

Income before tax	656	4.6%		5,459	27.1%		6,545	28.5%		7,115	31.2%
Income tax (expense)/credit	(43)	(0.3%	)	(336)	(1.7%	)	172	0.7%		100	0.4%

Income after tax	613	4.3%		5,123	25.4%		6,717	29.2%		7,215	31.6%
Minority interests	(2)	(0.0%	)	(60)	(0.3%	)	(12)	(0.1%	)	(53)	(0.2%	)

Net income attributable to shareholders	611	4.3%		5,063	25.1%		6,705	29.1%		7,162	31.4%

(1)	Pro forma wireless value-added services includes both wireless data services and wireless IVR services, which are provided through Wu Ji Network.
(2)	Our pro forma advertising revenue primarily consists of online advertising revenue, but also includes revenue from offline advertising services that are bundled together with online advertising services.
(3)	Our commercial enterprise solutions revenue is primarily derived from the purchase and installation of computer hardware on behalf of our clients.
(4)	We stopped selling Internet access cards in the fourth quarter of 2002. In subsequent periods, however, we continue to recognize revenue and related costs with respect to outstanding Internet access cards. We do not expect to recognize revenue or costs from this business once the last Internet access card expires at the end of 2004.
(5)	Includes amortization expenses of US$1,260,000 per quarter.

	For the three months ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(unaudited and in thousands of U.S. dollars, except percentages)
Other Pro Forma Financial Data
Depreciation	610	709	832	828
Amortization	1,260	1,260	1,260	1,260
Gross Profit:
Wireless value-added services	4,139	8,423	10,207	10,748
Advertising	113	331	521	348
Commercial enterprise solutions	468	627	331	560
Internet access	604	175	58	56

Total gross profits	5,324	9,556	11,117	11,712

Gross Profit Margin:
Wireless value-added services	45.4%	50.9%	56.9%	56.4%
Advertising	64.2%	80.5%	63.3%	58.1%
Commercial enterprise solutions	12.6%	22.2%	8.0%	18.1%
Internet access	57.3%	45.5%	90.6%	100.0%
Total gross profit margin	37.8%	47.4%	48.4%	51.4%

Revenues.    Our pro forma revenues decreased by 0.6% in the fourth quarter of 2003 from the third quarter of 2003. This decrease was primarily due to a decrease in our commercial enterprise solutions revenue and our online advertising revenue, partially offset by an increase in our wireless value-added services revenue. Our pro forma revenues increased by 13.7% and 43.4%, respectively, from the second quarter of 2003 to the third quarter of 2003, and from the first quarter of 2003 to the second quarter of 2003. These increases were primarily due to an increase in our wireless data services revenue and an increase in Wu Ji Network’s wireless IVR services revenue.

Cost of Revenues.    Our pro forma cost of revenues decreased by 6.2% in the fourth quarter of 2003 from the third quarter of 2003. This decrease was due to a decrease in the cost of goods sold as a result of a decrease in computer hardware sales to our commercial enterprise solutions clients, partially offset by an increase in costs attributable to our wireless value-added service business. Our pro forma costs of revenues increased by 11.4% in the third quarter of 2003 from the second quarter of 2003. This increase was primarily due to an increase in the costs of goods sold as a result of an increase in computer hardware sales to our commercial enterprise solutions clients, partially offset by a decrease in costs attributable to our wireless value-added services business. Our pro forma costs of revenues increased by 21.5% in the second quarter of 2003 from the first quarter of 2003. This increase was primarily due to an increase in costs attributable to our wireless value-added services business, partially offset by a decrease in the cost of goods sold as a result of a decrease in computer hardware sales to our commercial enterprise solutions clients. Our cost of revenues as a percentage of our revenues decreased to 48.6%, 51.6% and 52.6%, respectively, in the fourth, third and second quarter of 2003 from 62.2% in the first quarter of 2003. These decreases were primarily due to an increase in our wireless value-added services revenue and the relatively low marginal costs associated with this business.

Operating Expenses.     Our pro forma operating expenses increased by 2.1% and 12.4%, respectively, in the fourth quarter of 2003 from the third quarter of 2003 and in the third quarter of 2003 from the second quarter of 2003. These increases were primarily due to increases in our selling and marketing expenses. Our pro forma operating expenses decreased by 12.4% in the second quarter of 2003 from the first quarter of 2003. This decrease was primarily due to the provision for bad debts established in the first quarter of 2003 and the lack of any such provision in the second quarter of 2003.

Results of Operations

The following discussion of our quarterly results of operations is based upon our unaudited historical quarterly consolidated statement of operations set forth in the footnotes to our supplemental selected unaudited pro forma consolidated quarterly financial information included elsewhere in this prospectus. The following discussion of our results of operations for the years ended December 31, 2001, 2002 and 2003 is based upon our audited historical consolidated financial statements included elsewhere in this prospectus.

We acquired Advanced Internet Services, Sharkwave Asia Pacific Limited and China Travel Network on November 1, 2000, December 1, 2000 and December 1, 2001, respectively. We acquired Advanced Internet Services and its controlled entities, including Shenzhen Freenet, which operated the 163.net business and provided free e-mail services in China, for a total consideration of US$46,293,000. In December 2000, we completed the acquisition of Sharkwave Asia Pacific Limited and its controlled entities, including Sharkwave Technology, which operated a major popular sports website in China, for a total consideration of US$14,893,000. We acquired China Travel Network, which owned a travel website specialized in providing domestic travel for the Chinese market, for a total consideration of shares in our parent company equivalent to US$2,062,000. Each of these acquisitions was accounted for as a purchase business combination and the results of operations for the acquired entities have been included in our consolidated financial statements from the date of the respective acquisitions. We have integrated the operations of these companies into our operations, although China Travel Network and Sharkwave Asia Pacific Limited are not part of our company following our reorganization.

Unaudited Quarterly Results of Operation

Wireless Value-Added Services.    Revenue from our wireless value-added services increased 20.0% to US$17,564,000 for the fourth quarter of 2003 from US$14,637,000 for the third quarter of 2003. This increase was primarily due to an increase in our WAP revenue and the consolidation of Wu Ji Network in our financial results following completion of our acquisition on November 19, 2003. Our WAP revenue increased by approximately US$780,000 from the third quarter to the fourth quarter of 2003, primarily due to improvements in the quality of networks due to investments in WAP services by China Mobile as well as an increase in marketing of WAP services by China Mobile. Wu Ji Network’s revenues from November 20, 2003 to December 31, 2003 were US$2,307,000. In addition, in the fourth quarter of 2003, our SMS subscriptions increased and our SMS downloads decreased, in part due to our increased marketing efforts for subscriptions as opposed to downloads and an increase in subscriptions sold through our alliances with mobile phone producers.

Revenue from our wireless value-added services decreased 1.7% to US$14,637,000 in the third quarter of 2003 from US$14,883,000 in the second quarter of 2003. This decrease was primarily due to a decrease in our SMS revenue as a result of a decline in both our SMS subscriptions and our SMS downloads. Our SMS subscriptions decreased 2.3% to 8.5 million in the third quarter of 2003 from 8.7 million in the second quarter of 2003. Our SMS downloads decreased 11.6% to 78.8 million in the third quarter of 2003 from 89.1 million in the second quarter of 2003. The primary reason for these decreases is a decrease in subscriptions and downloads purchased through our alliances with third party websites.

Revenue from our wireless value-added services increased 70.0% to US$14,883,000 for the second quarter of 2003 from US$8,759,000 for the first quarter of 2003. This increase was primarily due to an increase in our SMS revenue as a result of an increase in our SMS subscriptions and our SMS downloads, as well as increased sales of certain more expensive subscription products. Our SMS subscriptions increased 58.2% to 8.7 million in the second quarter of 2003 from 5.5 million in the first quarter of 2003, primarily due to an increase in subscriptions purchased through our alliances with third party websites. Our SMS downloads increased 6.8% to 89.1 million in the second quarter of 2003 from 83.4 million in the first quarter of 2003, primarily due to the general expansion of the SMS market in China.

Advertising.    Revenue from our advertising services decreased 73.7% to US$599,000 in the fourth quarter of 2003 from US$2,279,000 in the third quarter of 2003. This decrease was due to a 43.2% decrease in the number of advertising clients to 50 in the fourth quarter of 2003 from 88 in the third quarter of 2003, and a 53.8% decrease in the average revenue per client to US$12,000 in the fourth quarter of 2003 from US$26,000 in the third quarter of 2003. The decrease in the number of advertising clients as well as the average revenue per client was primarily due to the completion of our reorganization on September 26, 2003, and the resulting exclusion of the offline advertising operations of Shenzhen Freenet Advertising and Beijing Tom from our fourth quarter historical consolidated results of operations. Revenue from our online advertising services, which includes bundled offline advertising services, decreased 27.2% to US$599,000 in the fourth quarter of 2003 from US$823,000 in the third quarter of 2003. This decrease was due to a 14.3% decrease in our average revenue per online advertising client to US$12,000 in the fourth quarter of 2003 from US$14,000 in the third quarter of 2003 and a 12.3% decrease in our number of online advertising clients to 50 in the fourth quarter of 2003 from 57 in the third quarter of 2003. The decrease in the average revenue per online advertising client was primarily due to the fact that we deferred revenues earned with respect to certain online advertising contracts that we provided services under in the fourth quarter of 2003 because the contracts did not include a fixed delivery pattern. The total value of these contracts, all of which will be completed in 2004, is approximately US$1,500,000. See “— Critical Accounting Policies — Online Advertising Revenue Recognition.” Online advertising revenue accounted for all of our advertising revenue in the fourth quarter of 2003.

Revenue from our advertising services increased 34.1% to US$2,279,000 for the third quarter of 2003 from US$1,699,000 for the second quarter of 2003. This increase was due to a 2.3% increase in the number of our advertising clients to 88 in the third quarter of 2003 from 86 in the second quarter of 2003, and a 30.0% increase in the average revenue per client to US$26,000 in the third quarter of 2003 from US$20,000 in the second quarter 2003. Due to our increased focus on online advertising and our enhanced attractiveness to advertisers as the number of page views of our websites increased, our online advertising revenue, which includes revenue from bundled offline advertising services, increased to US$823,000 for the third quarter of 2003 from US$411,000 for the second quarter of 2003. This increase was due to a 75.0% increase in our average revenue per online advertising client to US$14,000 in the third quarter of 2003 from US$8,000 in the second quarter of 2003 and an 11.8% increase in our number of online advertising clients to 57 in the third quarter of 2003 from 51 in the second quarter of 2003. Our online advertising revenue accounted for 36.1% of our total advertising revenue in the third quarter of 2003.

Revenue from our advertising services increased 34.0% to US$1,699,000 for the second quarter of 2003 from US$1,268,000 for the first quarter of 2003. This increase was due to a 16.2% increase in the number of our advertising clients to 86 in the second quarter of 2003 from 74 in the first quarter of 2003 and a 17.6% increase in our average revenue per client to US$20,000 in the second quarter of 2003 from US$17,000 in the first quarter of 2003. The increase in our advertising revenue was partially due to an increase in our online advertising revenue, which includes revenue from bundled offline advertising services, to US$411,000 in the second quarter of 2003 from US$176,000 in the first quarter of 2003. This increase was due to an increase in our average revenue per online advertising client to US$8,000 in the second quarter of 2003 from US$4,000 in the first quarter of 2003 and an 18.6% increase in our number of online advertising clients to 51 in the second quarter of 2003 from 43 in the first quarter of 2003. Our online advertising revenue accounted for 24.2% and 13.9%, respectively, of our total advertising revenue in the second quarter and the first quarter of 2003.

Commercial Enterprise Solutions.    Revenue from our commercial enterprise solutions decreased 25.3% to US$3,087,000 in the fourth quarter of 2003 from US$4,132,000 in the third quarter of 2003. This decrease was primarily due to a 36.6% decrease in our average revenue per large contract to US$142,000 in the fourth quarter of 2003 from US$224,000 in the third quarter of 2003, partially offset by a 5.9% increase in our number of large contracts to 18 in the fourth quarter of 2003 from 17 in the third quarter of 2003. Large commercial enterprise solutions contracts, which are those contracts with a value of RMB500,000 (US$60,411) or above, accounted for 82.8% of our commercial enterprise solutions revenue in the fourth quarter of 2003. Our commercial enterprise solutions revenue is dependent upon the size and timing of our client’s projects. As a result, our commercial enterprise solutions revenue has fluctuated from period to period. Generally, however, we intend to reduce our focus on our relatively low gross profit margin computer hardware sales and to increase our focus on providing our higher gross profit margin integrated computer software solutions.

Revenues from our commercial enterprise solutions increased 45.0% to US$4,132,000 in the third quarter of 2003 from US$2,849,000 in the second quarter of 2003. This increase was primarily due to an increase in our number of large contracts to 17 in the third quarter of 2003 from 6 in the second quarter of 2003, partially offset by a 45.2% decrease in our average revenue per large contract to US$224,000 in the third quarter of 2003 from US$409,000 in the second quarter of 2003. Large commercial enterprise solutions contracts, which are those contracts with a value of RMB500,000 (US$60,411) or above, accounted for 92.2% of our commercial enterprise solutions revenue in the third quarter of 2003.

Revenues from our commercial enterprise solutions decreased 24.2% to US$2,849,000 in the second quarter of 2003 from US$3,757,000 in the first quarter or 2003. This decrease was primarily due to a 62.5% decrease in our number of large contracts to 6 in the second quarter of 2003 from 16 in the first quarter of 2003, partially offset by an increase in our average revenue per large contract to US$409,000 in the second quarter of 2003 from US$190,000 in the first quarter of 2003. Large commercial enterprise solutions contracts, which are those contracts with a value of RMB500,000 (US$60,411) or above, accounted for 86.1% and 80.8%, respectively, of our commercial enterprise solutions revenue in the second and first quarters of 2003.

Cost of Revenues.    Our cost of revenues decreased 12.8% to US$10,735,000 in the fourth quarter of 2003 from US$12,311,000 in the third quarter of 2003. This decrease was partially due to a 36.5% decrease in our costs of goods sold to US$2,344,000 in the fourth quarter of 2003 from US$3,689,000 in the third quarter of 2003, as a result of a decrease in computer hardware sales to our commercial enterprise solutions clients. This decrease was also partially due to a 2.7% decrease in our cost of services to US$8,391,000 in the fourth quarter of 2003 from US$8,622,000 in the third quarter of 2003, due to the completion of our reorganization on September 26, 2003 and the resulting exclusion of the cost of services from the offline advertising operations of Shenzhen Freenet Advertising and Beijing Tom from our fourth quarter historical consolidated results of operations. The cost of services for these companies in the third quarter of 2003 was US$1,359,000.

Our cost of revenues increased by 8.0% to US$12,311,000 for the third quarter of 2003 from US$11,403,000 for the second quarter of 2003. This increase was primarily due to an increase in the cost of goods sold to US$3,689,000 in the third quarter of 2003 from US$2,126,000 in the second quarter of 2003, as a result of an increase in computer hardware sales to our commercial enterprise solutions clients. This increase was partially offset by a decrease in the cost of services to US$8,622,000 in the third quarter of 2003 from US$9,277,000 in the second quarter of 2003. This decrease was primarily due to a decrease in the direct costs of our wireless value-added services as a result of our decision to reduce our cooperation with certain Internet companies with which we have established promotion arrangements and the resulting reduction in revenue shared with these companies. The direct costs of our wireless value-added services decreased to US$4,811,000 in the third quarter of 2003 from US$5,712,000 in the second quarter of 2003.

Our cost of revenues increased by 18.3% to US$11,403,000 for the second quarter of 2003 from US$9,636,000 for the first quarter of 2003. This increase was primarily due to a 76.2% increase in the direct costs of our wireless value-added services business to US$5,712,000 in the second quarter of 2003 from US$3,242,000 in the first quarter of 2003 as a result of our expansion in this business. This increase was partially offset by a 32.1% decrease in the cost of goods sold to US$2,126,000 in the second quarter of 2003 from US$3,132,000 in the first quarter of 2003 as a result of a decrease in computer hardware sales to our commercial enterprise solutions clients.

Gross Profits.    As a result of the foregoing, our gross profits increased 20.1% to US$10,571,000 for the fourth quarter of 2003 from US$8,801,000 for the third quarter of 2003. Our gross profits as a percentage of revenues, or gross profit margin, increased to 49.6% for the fourth quarter of 2003 from 41.7% for the third quarter of 2003.

As a result of the foregoing, our gross profits increased 4.6% to US$8,801,000 for the third quarter of 2003 from US$8,413,000 for the second quarter of 2003. Our gross profit margin decreased to 41.7% for the third quarter of 2003 from 42.5% for the second quarter of 2003.

As a result of the foregoing, our gross profits increased 61.7% to US$8,413,000 for the second quarter of 2003 from US$5,203,000 for the first quarter of 2003. Our gross profit margin, increased to 42.5% for the second quarter of 2003 from 35.1% for the first quarter of 2003. This increase was primarily due to an increase in our wireless value-added services revenue and the relatively low marginal costs associated with this business.

Operating Expenses.    Our operating expenses increased 9.4% to US$3,710,000 for the fourth quarter of 2003 from US$3,392,000 for the third quarter of 2003. This increase was primarily due to a 61.5% increase in our selling and marketing expenses to US$1,084,000 in the fourth quarter of 2003 from US$671,000 in the third quarter of 2003 as a result of an increase in marketing events for our wireless value-added services as well as the initiation of marketing for the launch of our online game business.

Our operating expenses increased 21.0% to US$3,392,000 for the third quarter of 2003 from US$2,804,000 for the second quarter of 2003. This increase was primarily due to a 38.1% increase in our selling and marketing expenses to US$671,000 for the third quarter of 2003 from US$486,000 for the second quarter of 2003 as a result of our increased expenses incurred to promote our Internet websites and build our brand name.

Our operating expenses decreased 15.5% to US$2,804,000 for the second quarter of 2003 from US$3,317,000 for the first quarter of 2003. This decrease was primarily due to a US$1,004,000 provision for bad debts, mainly relating to our Internet access business, that was established in the first quarter of 2003, and our determination that no additional provision was necessary in the second quarter of 2003. Our operating expenses as a percentage of our revenues decreased to 14.2% for the second quarter of 2003 from 22.4% for the first quarter of 2003. This decrease was primarily due to an increase in our revenues and a decrease in our operating expenses. Our increase in revenues and decrease in operating expenses were primarily a result of the economies of scale associated with our wireless data services business and our continuing efforts to control our costs and expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our revenues increased to US$77,073,000 in 2003 from US$29,975,000 in 2002. This increase was primarily due to an increase in revenues from our wireless value-added services business.

Wireless Value-Added Services.    Our wireless value-added services revenue increased to US$55,843,000 in 2003 from US$9,958,000 in 2002. This increase was primarily due to an increase in our SMS revenue due to an increase in both our SMS subscriptions and SMS downloads. In 2003, we had 31.8 million SMS subscriptions and 324.2 million SMS downloads. The increase in our SMS subscriptions was primarily due to the full year effect of this service, which we launched in the third quarter of 2002. The increase in SMS subscriptions as well as SMS downloads was also due to our increased focus upon developing our wireless value-added services business, which included increasing promotional efforts as well as expanding our product portfolio, and the general expansion of the SMS market in China.

Advertising.    Our advertising revenue increased 38.2% to US$5,845,000 in 2003 from US$4,228,000 in 2002. This increase was due to a 73.7% increase in the average revenue per client to US$33,000 in 2003 from US$19,000 in 2002, partially offset by a 19.5% decrease in the number of our advertising clients to 178 in 2003 from 221 in 2002. In 2003, due to our increased focus on online advertising and our enhanced attractiveness to advertisers as the number of page views of our websites increased, our online advertising revenue, including bundled offline advertising revenue, reached US$2,009,000 in 2003 and accounted for 34.4% of our total advertising revenue. In 2003, we had 122 online advertising clients and our average revenue per online advertising client was US$16,000.

Commercial Enterprise Solutions.    Our commercial enterprise solutions revenue increased 23.0% to US$13,825,000 in 2003 from US$11,244,000 in 2002. This increase was primarily due to a 38.6% increase in our average revenue per large contract to US$244,000 in 2003 from US$176,000 in 2002, partially offset by a 4.0% decrease in our number of large contracts to 48 in 2003 from 50 in 2002. Large commercial enterprise solutions contracts, which are those contracts with a value of RMB500,000 (US$60,411) or above, accounted for 84.8% and 78.1%, respectively, of our commercial enterprise solutions revenue in 2003 and 2002. Our commercial enterprise solutions revenue is dependent upon the size and timing of our client’s projects. As a result, the number of our commercial enterprise solutions contracts and the average revenue per contract has fluctuated from period to period. Generally, however, we intend to reduce our focus on our relatively low gross profit margin computer hardware sales and to increase our focus on providing our higher gross profit margin integrated computer software solutions.

Internet Access.    Our Internet access revenue decreased 65.7% to US$1,560,000 in 2003 from US$4,545,000 in 2002. This decrease was due to the fact that we stopped selling our Internet access cards in the fourth quarter of 2002. We did, however, continue to recognize revenue and incur costs with respect to our Internet access business in 2003 because Internet access cards that were sold in prior periods were used during this period. We do not expect to recognize a material amount of revenue or incur a material amount of costs with respect to our Internet access business in future periods.

Total Revenues.    As a result of the foregoing, our total revenues increased to US$77,073,000 in 2003 from US$29,975,000 in 2002.

Cost of Goods Sold.    Our cost of goods sold increased 38.7% to US$11,291,000 in 2003 from US$8,143,000 in 2002. This increase was due to an increase in our computer hardware sales to commercial enterprise solutions clients and the resulting increase in the cost of computer hardware sold.

Cost of Services.    Our cost of services increased 96.0% to US$32,794,000 in 2003 from US$16,731,000 in 2002. This increase was primarily due to an increase in the costs of our wireless value-added services as a result of the expansion of this business. The direct costs of our wireless value-added services increased to US$18,851,000 in 2003 from US$2,976,000 for the same period in 2002.

Total Cost of Revenues.    As a result of the increase in our costs of goods sold and our costs of services, our total cost of revenues increased 77.2% to US$44,085,000 in 2003 from US$24,874,000 in 2002.

Gross Profit.    As a result of the foregoing, our gross profit increased to US$32,988,000 in 2003 from US$5,101,000 in 2002.

Selling and Marketing Expenses.    Our selling and marketing expenses decreased 9.7% to US$2,772,000 in 2003 from US$3,069,000 in 2002. This decrease was primarily due to the fact that we were able to eliminate 14 sales and marketing positions as a result of our decision to stop selling Internet access cards in the fourth quarter of 2002. In addition, our marketing expenses in 2002 included a US$134,000 advertising campaign that we conducted in connection with the Soccer World Cup that was hosted by Korea and Japan. We did not conduct a comparable campaign in 2003.

General and Administrative Expenses.    Our general and administrative expenses increased 24.2% to US$9,133,000 in 2003 from US$7,356,000 in 2002. This increase was primarily due to an increase in our provisions for bad debts and an increase in our compensation and benefits expenses. In 2003 we increased our provisions for bad debts to US$1,487,000 from US$781,000 in 2002 as a result of outstanding receivables from wholesale purchasers of our Internet access cards. For a discussion of our allowances for doubtful accounts policy, see “—Critical Accounting Policies.” We discontinued our Internet access business in the fourth quarter of 2002. Our compensation and benefits expenses increased 53.2% to US$3,563,000 from US$2,325,000 in 2002 as a result of an increase in the number of our general management, finance and administrative personnel to 97 on December 31, 2003 from 85 on December 31, 2002, as well as an increase in the average compensation and benefits paid to our personnel.

Amortization of Intangibles.    Our amortization of intangibles increased to US$629,000 in 2003 from US$88,000 in 2002. This increase was primarily due to amortization of a contract between Wu Ji Network and China Mobile for the provision of wireless IVR services, which was acquired on November 19, 2003 in connection with our acquisition of Puccini. As a result of our acquisition, our amortization of intangibles will increase in future periods.

Total Operating Expenses.    As a result of the foregoing, our total operating expenses decreased 1.5% to US$13,223,000 in 2003 from US$13,420,000 in 2002.

Income/(Loss) from Operations.    As a result of the foregoing, our income from operations was US$19,765,000 in 2003 compared to a loss of US$8,319,000 in 2002.

Income Tax (Expense)/Credit.    We recorded an income tax credit of US$254,000 in 2003 as opposed to an income tax expense US$16,000 in 2002. The primary reason for this tax credit was the recognition of a US$274,000 deferred tax asset by Beijing Lei Ting.

Minority Interests.    The portion of income attributable to minority interests was US$127,000 in 2003 compared with a portion of loss attributable to minority interests of US$389,000 in 2002. This change was due to a change in the net income of GreaTom. We recognize the entire net income or net loss of GreaTom in our consolidated financial statements and then deduct the portion of that net income, or add back the portion of the net loss, attributable to Great Wall Computer Software and Systems Co., Ltd. and Great Wall Technology Company, Ltd., which owned 20% and 10%, respectively, of GreaTom in 2001. In November 2003, Shenzhen Freenet purchased a 20% interest in GreaTom from Great Wall Computer Software and Systems Co. Ltd. Accordingly, from the date of this acquisition, only 10% of the net income or net loss of GreaTom will be attributed to minority interests.

Net Income.    As a result of the foregoing, our net income attributable to shareholders was US$19,572,000 in 2003 compared to a net loss of US$8,354,000 in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Our revenues increased to US$29,975,000 in 2002 from US$6,433,000 in 2001. This increase was primarily due to an increase in revenues from our commercial enterprise solutions, wireless value-added services, advertising and Internet access businesses.

Wireless Value-added Services.    Our wireless value-added services revenue increased to US$9,958,000 in 2002 from US$30,000 in 2001. In 2002, all of our wireless value-added services revenue was SMS revenue, which increased due to an increase in our SMS downloads and the launch of our SMS subscription service in the third quarter of 2002. The increase in our SMS downloads was primarily due to full year effect of this service, which we launched in the second half of 2001, and the general expansion of the SMS market in China.

Advertising.    Our advertising revenue increased 43.3% to US$4,228,000 in 2002 from US$2,950,000 in 2001. This increase was due to a 54.5% increase in the number of our advertising clients to 221 in 2002 from 143 in 2001, partially offset by an 9.5% decrease in the average revenue per client to US$19,000 in 2002 from US$21,000 in 2001. The increase in advertising clients was partially due to an increase in the advertising market in China in connection with the 2002 Soccer World Cup.

Commercial Enterprise Solutions.    Our commercial enterprise solutions revenue increased to US$11,244,000 in 2002 from US$1,479,000 in 2001. This increase was primarily due to an increase in revenue increase was primarily due to the establishment of a dedicated management team in 2002 that initiated an organized marketing effort to promote our commercial enterprise solutions business, as well as an increase in computer hardware sales to our commercial enterprise solutions clients. As a result, the number of our large contracts increased to 50 in 2002 from 9 in 2001 and our average revenue per large contract increased 35.4% to US$176,000 in 2002 from US$130,000 in 2001. Large commercial enterprise solutions contracts, which are those contracts with a value of RMB500,000 (US$60,411) or above, accounted for 78.1% and 79.2%, respectively, of our commercial enterprise solutions revenue in 2002 and 2001. Our dedicated management team focused its marketing efforts upon key industries such as telecommunications, financial services and transportation, and succeeded in entering into contracts with new clients in each of these industries. Pursuant to these contracts, we worked with our clients to develop new customized products such as a broadband billing system and an automated camera traffic ticketing system.

Internet Access.    Our Internet access revenue increased to US$4,545,000 in 2002 from US$1,974,000 in 2001. This increase was primarily due to the full year effect of revenue from our Internet access business, which we launched in the second half of 2001.

Total Revenues.    As a result of the foregoing, our total revenues increased to US$29,975,000 in 2002 from US$6,433,000 in 2001.

Cost of Goods Sold.    Our cost of goods sold increased to US$8,143,000 in 2002 from US$59,000 in 2001. This increase was due to an increase in computer hardware sales to our commercial enterprise solutions clients and the resulting increase in the cost of computer hardware sold.

Cost of Services.    Our cost of services increased 54.2% to US$16,731,000 in 2002 from US$10,849,000 in 2001. This increase was primarily due to an increase in the direct cost associated with our wireless data services business to US$2,976,000 in 2002 from US$14,000 in 2001 as a result of the full year effect of revenue from this business and an increase in the direct cost associated with our advertising business to US$3,500,000 in 2002 from US$1,332,000 in 2001. In addition, costs associated with our Internet access business increased to US$4,090,000 in 2002 from US$1,867,000 in 2001. However, we stopped selling our Internet access cards in the fourth quarter of 2002.

Total Cost of Revenues.    As a result of the increase in our cost of goods sold and our cost of services, our total cost of revenues increased to US$24,874,000 in 2002 from US$10,908,000 in 2001.

Gross Profit/(Loss).    As a result of the foregoing, our gross profit was US$5,101,000 in 2002 compared to a gross loss of US$4,475,000 in 2001.

Selling and Marketing Expenses.    Our selling and marketing expenses decreased 46.7% to US$3,069,000 in 2002 from US$5,755,000 in 2001. This decrease was primarily due to a reduction in brand promotion expenses, which were greater during 2001 due to our efforts to promote our Internet portal that was newly launched at that time.

General and Administrative Expenses.    Our general and administrative expenses decreased 16.5% to US$7,356,000 in 2002 from US$8,808,000 in 2001. This decrease was primarily due to a net reduction in staff to 461 at the end of 2002 from 503 at the end of 2001 and the resulting reduction in compensation and benefit expenses of US$1,158,000.

Product Development Expenses.    Our product development expenses decreased 36.2% to US$692,000 in 2002 from US$1,085,000 in 2001. This decrease was primarily due to our efforts to reduce expenses, which included reducing the number of our research and development staff.

Provision for Impairment of Goodwill, Intangibles and Property and Equipment.    Our provision for impairment of goodwill, intangibles and property and equipment decreased to US$2,215,000 in 2002 from

US$2,960,000 in 2001. This decrease was primarily due to a US$2,960,000 provision for impairment of property and equipment that we established in 2001 and the lack of any such provision in 2002. This decrease was partially offset by a US$1,949,000 provision for impairment of goodwill that we established in 2002 in connection with the goodwill that we recorded from our acquisition of China Travel Network. Following our reorganization, however, China Travel Network is not part of our company. For a discussion of our policy for recognizing impairment of property and equipment and impairment of goodwill, see “— Critical Accounting Policies.”

Total Operating Expenses.    As a result of the foregoing, our total operating expenses decreased 27.9% to US$13,420,000 in 2002 from US$18,616,000 in 2001.

Loss from Operations.    As a result of the foregoing, our loss from operations decreased 64.0% to US$8,319,000 in 2002 from US$23,091,000 in 2001.

Income Tax Expense.    Our income tax expense was US$16,000 in 2002 compared with no income tax expense in 2001. This increase was due to income tax expense of US$16,000 assessed with respect to the net income of Beijing Tom. Following our reorganization however, Beijing Tom is no longer a part of our company.

Minority Interests.    The portion of loss attributable to minority interests increased 32.3% to US$389,000 in 2002 from US$294,000 in 2001. This increase was due to an increase in the loss made by GreaTom, and the resulting increase in the amount of GreaTom’s net loss that was attributed to the minority shareholders, which collectively owned 30.0% of GreaTom during these periods.

Net Loss.    As a result of the foregoing, our net loss attributable to shareholders decreased by 63.9% to US$8,354,000 in 2002 from US$23,144,000 in 2001.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the year ended December 31,
	2001	2002	2003
	(in thousands of U.S. dollars)
Net cash (used in)/provided by operating activities	(12,381)	(4,564)	19,669
Net cash used in investing activities	(2,598)	(4,935)	(2,758)
Net cash provided by/(used in) financing activities	12,042	10,974	(1,027)

Net (decrease)/increase in cash and cash equivalents	(2,937)	1,475	15,884

To date, we have primarily financed our operations through capital contributions and advances from our parent company. Our parent company does not, however, intend to provide us with capital contributions or advances in future periods. As of December 31, 2003, our amounts due to related parties was US$19,983,000 and our cash and cash equivalents was US$22,636,000.

Net cash provided by operating activities was US$19,669,000 in 2003 compared to net cash used in operating activities of US$4,564,000 in 2002. This increase was primarily due to an increase in our net income, partially offset by an increase in our accounts receivable. Prior to 2003, we experienced significant negative cash flows from our operating activities.

Our net accounts receivable have experienced a steady increase from US$5,370,000 as of December 31, 2001, to US$8,003,000 as of December 31, 2002, and to US$14,689,000 as of December 31, 2003. This increase is primarily due to an increase in our revenues and the resulting increase in net accounts receivable at any given point in time. The average collection time for our accounts receivable has, however, decreased from 156 days in 2001 to 81 days in 2002 and to 54 days in 2003. This decrease was primarily due to our decision to stop selling of our Internet access cards, the expansion of our wireless data services business and the fact that our wireless data service business has a shorter payment cycle than our Internet access business. We establish provisions for bad debts in accordance with our provisioning policy, which is based upon several factors including the amount of time that a receivable has been overdue. For a discussion of our allowances for doubtful accounts policy, see “— Critical Accounting Policies.”

Currently, the majority of our net accounts receivable consist of fees due to us from mobile telecommunications operators pursuant to our revenue sharing arrangements for wireless value-added services. We have entered into separate revenue sharing arrangements with the various subsidiaries of the mobile telecommunications operators. In 2003, the majority of our wireless value-added services revenue was contributed by five separate entities of the mobile telecommunications operators, upon whom we rely for billing and collection services. In the event that any of the subsidiaries of the mobile telecommunications operators should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs. See “Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.”

Net cash used in investing activity was US$2,758,000 in 2003 compared to US$4,935,000 in 2002. This decrease was primarily due to the acquisition of Wu Ji Network’s cash and cash equivalents in connection with our acquisition of Puccini, partially offset by the exclusion of the cash and cash equivalents from the six non-core Internet business entities in connection with our reorganization. Our net cash used in investing activity has primarily been used to purchase servers and other computer hardware in connection with the expansion of our business. Our total capital expenditures for computer hardware for the years ended December 31, 2003, 2002 and 2001 was US$4,111,000, US$3,020,000 and US$2,151,000, respectively. Our total capital expenditures completed after December 31, 2003 and prior to January 20, 2004 was US$238,000. We currently have US$710,000 worth of capital expenditures in progress, all of which will be located in Beijing. Our capital expenditures in progress are financed from retained earnings. Our principal capital divestitures consist of servers and other computer hardware. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the year ended December 31,
	2001	2002	2003
	(in thousands of U.S. dollars)
Capital expenditures	2,749	4,451	4,790
Capital divestitures (cost)	19	302	479
Capital divestitures (book value)	8	195	91

Net cash used in financing activities was US$1,027,000 in 2003. These amounts related to the repayment of advances from related parties. In prior periods, net cash flows from financing activities have primarily been due to advances from related parties, which have been used to finance capital expenditures and other costs and expenses relating to our operations.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from the global offering will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2003, our amounts due to related parties was US$19,983,000, which is the aggregate amount of several loans from our parent company that bear interest at the rate of 1.65% per annum over the Hong Kong dollar interbank offered rate and that do not have fixed repayment terms, but will become repayable on demand after December 31, 2004. Our parent company has, however, agreed not to demand repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares have been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agree that such repayment will not adversely affect our operations or the implementation of our business objectives. As of December 31, 2003, we did not have any other indebtedness, and we did not have any material debt securities or material mortgages or liens. In addition, other than our obligations in connection with our acquisition of Puccini, as of December 31, 2003, we did not have any material contingent liabilities.

The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2001	2002	2003
	(in thousands of U.S. dollars)
Short-term debt	3,615	—	—
Long-term liabilities due to related parties	11,801	26,316	19,983

Total debt	15,416	26,316	19,983

Except as otherwise disclosed herein and apart from intra-group liabilities, as of December 31, 2003, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities. In addition there has not been any material change in our indebtedness, commitments and contingent liabilities since December 31, 2003.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2003:

	Payments due by period
	Total	Within 1 year	2005	2006	Thereafter
	(in thousands of U.S. dollars)
Long-term debt	19,983	—	19,983	—	—
Operating lease commitments	3,120	1,244	1,180	696	—
Other contractual commitments	1,842	1,842	—	—	—

Total contractual obligations	24,945	3,086	21,163	696	—

In addition to the contractual obligations set forth in the table above, we are obligated to make a cash payment of up to US$75,000,000 in the first half of 2005 in connection with our acquisition of Puccini, which provides wireless IVR services through Wu Ji Network. This cash payment represents only half of the purchase price of Puccini, as the other half of the purchase price will be paid with our ordinary shares. The purchase price consists of (a) an initial consideration of (i) US$1.00 at the time of completion and (ii) a sum of US$18,500,000 in the form of our shares at the initial public offering price, which will be placed with an escrow agent and (b) an earn-out consideration that is equal to (i) 7.7 times Puccini’s 2004 audited consolidated net profit, or (ii) if such 2004 audited consolidated net profit is less than an amount equal to 1.2 times the greater of Puccini’s 2003 audited consolidated net profit and RMB40,000,000 (US$4,832,844), an amount equal to 6 times Puccini’s 2004 audited consolidated net profit. In addition, the total purchase price will be subject to a maximum consideration of US$150,000,000. The payment of the cash portion of the purchase price will be due within 30 days of our agreement of Puccini’s 2004 accounts with Cranwood. Cranwood has, however, agreed to provide us, upon request, within 10 business days following the final payment, an unsecured, twelve-month loan at an interest rate of 0.5% over LIBOR, in an amount equal to half of the cash consideration actually received by Cranwood. Furthermore, Cranwood has exercised its right under the agreement to distribute substantially all of the retained earnings of Wu Ji Network accumulated prior to September 25, 2003, the date of the acquisition agreement by donating a sum of US$1,842,000 to Shantou University in China and confirmed that this donation satisfied such right in full. We have accrued a liability for this donation, and expect to make the donation in 2004. For a description of the terms of our acquisition, see “Our Acquisition — Terms of the Acquisition.” We plan to use our internal resources, including cash generated from operations, to fund this payment and if necessary, will seek other financial resources, including bank borrowings.

Holding Company Structure

We are a holding company with no operations of our own. Our operations are conducted through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network and our subsidiaries. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside a portion, up to 20%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends. See note 13 to our audited historical consolidated financial statements included in this prospectus and “Risk Factors — Risks Relating to Our Business — We rely on dividends and other distributions on equity paid by our subsidiaries and other payments by Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network to fund any cash requirements we may have.”

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

While our reporting currency is the U.S. dollar, to date virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in our U.S. dollar financial statements will decline. See “Risk Factors — Risks Relating to the People’s Republic of China — Fluctuation of the Renminbi could materially affect the value of our ADSs or ordinary shares.”

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 0.7% and 0.4% in 2001 and 2000, respectively. China experienced slight deflation in 2002 at a rate of 0.8%.

Income Taxation

The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

Advanced Internet Services, our 100% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Advanced Internet Services has not, however, paid any income taxes in Hong Kong because it is a holding company and does not receive any revenue.

In future periods, we expect that substantially all of our revenues will be attributable to Shenzhen Freenet, Beijing Lei Ting, Wu Ji Network, GreaTom, Beijing Super Channel and Shanghai Super Channel, each of which is incorporated in the PRC. Shenzhen Freenet and Beijing Lei Ting have entered into technical and consulting service agreements with GreaTom and Beijing Super Channel, pursuant to which GreaTom and Beijing Super Channel are entitled to receive service fees in an amount equal to substantially all of the net income of Shenzhen Freenet and Beijing Lei Ting, respectively. In addition, Wu Ji Network has entered into a technical and consulting service agreement with Puccini Network, pursuant to which Puccini Network is entitled to receive service fees in an amount equal to substantially all of the net income of Wu Ji Network. However, due to tax efficiency considerations, Beijing Super Channel, GreaTom and Puccini Network may separately choose not to charge a service fee, or to reduce the service fee that they charge, pursuant to these technical and consulting service agreements in any year, and to increase the amount of the service fee that they charge in subsequent years by corresponding amounts. In addition, any service fees that are paid pursuant to these technical and consulting service agreements will be subject to a 5% business tax. Beijing Super Channel has begun charging a service fee to Beijing Lei Ting pursuant to their technical and consulting service agreement as of January 1, 2004. GreaTom may begin charging a service fee to Shenzhen Freenet pursuant to their technical and consulting service agreement in the future. Currently, we do not intend to have Puccini Network charge a service fee pursuant to the technical and consulting service agreements until Puccini Network applies for, and receives, the high technology enterprise preferential tax treatment. If Puccini Network does not receive the preferential tax treatment, it will choose to either not charge a service fee or charge a service fee and incur any resulting enterprise income tax liability at a rate of 33%. For a discussion of these technical and consulting service agreements and our relationship with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, see “Our Corporate Structure,” and “Related Party Transaction.” Also see, “Risk Factors — Risks Relating to Our Business — PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations,” and “— We rely on dividends and other distributions on equity paid by our subsidiaries and other payments by Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network to fund any cash requirement we may have.”

Generally, PRC companies are subject to an enterprise income tax of 33%. However, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network and certain of our subsidiaries benefit from preferential tax treatment pursuant to PRC law due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises.

The table below sets forth the tax rates applicable to Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network and certain of our subsidiaries for the periods indicated:

	For the year ended December 31,
	2003	2004	2005	2006	2007
Shenzhen Freenet (Shenzhen)	15%	15%	15%	15%	15%
Shenzhen Freenet (Guangzhou)	33%	33%	33%	33%	33%
Beijing Lei Ting	0%	7.5%	7.5%	7.5%	15%
Wu Ji Network(1)	33%/0%	0%	0%	7.5%	7.5%
GreaTom	0%	7.5%	7.5%	7.5%	15%
Beijing Super Channel	7.5%	7.5%	7.5%	15%	15%
Shanghai Super Channel	33%	33%	33%	33%	33%
Puccini Network(2)	33%	33%/0%	—	—	—

(1)	On August 18, 2003, Wu Ji Network received a high technology enterprise preferential tax treatment, pursuant to which its net income is exempt from taxation until December 31, 2005, subject to a 7.5% income tax rate for the following three years, and subject to a 15% income tax rate thereafter.
(2)	We intend to have Puccini Network apply for the high technology enterprise preferential tax treatment. If Puccini Network receives this preferential tax treatment, it will be exempt from the enterprise income tax until December 31, 2006, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. If Puccini Network does not receive this preferential tax treatment, it will continue to be subject to a 33% income tax rate.

Income attributable to Shenzhen Freenet’s head office is subject to a 15% preferential income tax rate because it is located in the Shenzhen Special Economic Zone. Beijing Lei Ting and GreaTom benefit from a high technology enterprise preferential tax treatment, pursuant to which their net income was tax exempt until December 31, 2003, and became subject to a 7.5% enterprise income tax for the following three years and to a 15% enterprise income tax thereafter. In addition, Wu Ji Network benefits from the high technology enterprise beneficial tax treatment, pursuant to which its net income is tax exempt until December 31, 2005, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Beijing Super Channel also benefits from a high technology enterprise preferential tax treatment, pursuant to which its net income is subject to a 7.5% income tax until December 31, 2005 and subject to a 15% income tax thereafter.

Shenzhen Freenet, Wu Ji Network and certain of our subsidiaries have recorded net losses in the past, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that Shenzhen Freenet, Wu Ji Network or our subsidiaries will record sufficient net income within the carry forward periods to realize the full tax benefit of these past net losses. For a discussion of our deferred tax valuation allowance accounting policy, see “— Critical Accounting Policies.”

The table below sets forth the tax loss carry forward with respect to Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network and certain of our subsidiaries as of December 31, 2003:

	Expiring on December 31,
	Total	2005	2006	2007	2008
	(in thousands of U.S. dollars)
Shenzhen Freenet (Shenzhen)	—	—	—	—	—
Shenzhen Freenet (Guangzhou)	9,771	2,353	3,563	2,069	1,786
Beijing Lei Ting	—	—	—	—	—
Wu Ji Network	—	—	—	—	—
GreaTom	1,785	—	805	980	—
Beijing Super Channel	829	—	—	—	829
Shanghai Super Channel	771	—	277	206	288
Puccini Network	—	—	—	—	—

We intend to have Puccini Network apply for the high technology enterprise preferential tax treatment. If Puccini Network receives this preferential tax treatment, it will be exempt from the enterprise income tax until December 31, 2006, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter.

In addition, our revenues are subject to business taxes and value-added taxes. For a summary of these taxes, see “— Revenues.”

INDUSTRY OVERVIEW

The development of wireless value-added services has been encouraged by mobile telecommunications operators in China who have promoted the development of a market for wireless value-added products and services. This development created an opportunity for Internet companies to deliver content from their Internet portals to mobile phone users and to charge a fee for such content.

The PRC Internet and Mobile Telecommunications Industries

The Internet industry in China has experienced rapid growth in recent years. According to the China Internet Network Information Center, or CNNIC, the number of Internet users in China has grown from approximately 9 million as of December 31, 1999 to approximately 80 million as of December 31, 2003, making China the second largest Internet market in the world. Factors contributing to the rapid growth of the Internet industry in China include increased investment in information technology infrastructure, more affordable and diversified means of Internet access, expanding computer ownership and the development of more sophisticated Internet content. The Internet market is expected to continue to experience rapid growth over the next few years. The International Data Corporation, or IDC, estimated that China will have 154 million Internet users by 2007.

According to China’s MII, China is now the world’s largest mobile telecommunications market with approximately 269 million mobile phone users as of December 31, 2003. The table below sets forth certain Internet and telephone users and demographic data with respect to China for the periods indicated:

	As of December 31,
	2000	2001	2002	2003
Population (millions)	1,262.5	1,271.9	1,281.0	—
GDP per capita (U.S. dollars)	855.8	911.3	965.8	—
Internet users (millions)	22.5	33.7	59.1	79.5
Mobile phone users (millions)(1)	85.3	144.8	206.6	268.7

(1)	Number of mobile phone numbers.

Sources:	Data in respect of China’s population and GDP is derived from information published by the World Bank; data in respect of Internet users is derived from information published by CNNIC; data in respect of mobile phone users is derived from information from MII.

Mobile phone penetration in China is still low compared to other countries. The table below sets forth mobile telecommunications market data indicated as of December 31, 2003 and GDP per capita for certain countries indicated as of December 31, 2002:

	As of December 31,
	2003	2003	2002
	Mobile telephone users(1)	Mobile telephone penetration	GDP per capita
	(millions)	(%)	(US$)
United Kingdom	50.4	83.9	26,376
South Korea	34.2	71.0	10,006
Japan	81.2	64.0	31,293
United States	153.9	54.4	36,123
China	268.7	20.3	966
India	20.7	2.0	491

(1)	Number of mobile phone numbers.

Sources:	World Bank for GDP per capita data. MII and IDC for mobile phone users data. IDC for mobile telephone penetration data.

Compared to other countries, China has a very low credit card penetration rate, and relies heavily on cash-on-demand as the primary payment method. As a result, it has been very difficult for ISPs in China to collect fees directly from users through personal computers. On the other hand, Chinese mobile telecommunications services operators, such as China Mobile, have established an internal payment system that enables them to collect payments from their users. As a result, it has been more convenient for Internet portals in China to collect payments from their users through arrangements with mobile telecommunications operators.

The PRC Wireless Value-Added Services Industry

The wireless value-added services business is a new and rapidly growing sector of the mobile telecommunications industry that allows mobile phone users to receive and transmit text, images and other forms of digital and voice data on their handsets. Wireless value-added services providers have utilized the billing and payment collection system for Internet portals to deliver their products and services over the mobile telecommunications infrastructure. Furthermore, mobile telecommunications operators in China have promoted the development of a wireless value-added services market to increase the traffic volume through their networks and maintain their average revenue per user, which has steadily decreased in recent years.

The wireless value-added services industry in China is similar to NTT DoCoMo, Inc.’s i-mode model. According to this model, each of the mobile telecommunications operators in China provides a service platform, which allows third parties to provide wireless value-added products and services, such as ring tones, greeting cards, news, sports updates, weather, games and dating services to mobile phone users. The operators generate revenue by acting as billing and fee collection agents, thereby retaining a portion of the revenue generated from the sale of these products and services, as well as any transmission or air-time fees.

The wireless value-added services are provided to the end user through the cooperation of several players in the value chain. Content providers, such as the media, create the content to be delivered to the end user. Internet portals and service providers, such as ourselves, aggregate and repackage such content to be delivered through platforms of mobile telecommunications operators, such as China Mobile and China Unicom. End users receive content and services through mobile phone manufactured by mobile phone producers, such as Nokia and Bird. The following figure illustrates the wireless value-added services industry value chain:

China Mobile launched its Monternet platform for wireless value-added services in the fourth quarter of 2000, while China Unicom launched its UNI-Info platform in 2001. Currently, these mobile telecommunications operators rely on content and service providers to provide the wireless value-added services and produce relatively little content of their own. However, they may, either on their own or in collaboration with other partners, develop or aggregate content in the future. See “Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on the mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.”

Products and Services

Wireless value-added services include wireless data services and wireless IVR services. Wireless data is any form of digital data transmitted to or from a mobile phone, including SMS messages, MMS messages, Internet transmissions based on WAP technology, and interactive games based on Java™ technology. Wireless IVR services allows users to access voice content from their mobile phones.

•	SMS. China is rapidly adopting SMS and registered the biggest growth in terms of message volume in Asia Pacific in 2002. SMS allows mobile phone users to send and receive text messages as well as download and transmit ring tones, e-mail alerts, news information and other content. The most common application for SMS is sending traditional text messages from one mobile phone to another, commonly referred to as “point-to-point SMS,” where the user sends a text message directly to the receiver through the mobile telecommunications operator’s network. In addition to point-to-point SMS, mobile phone users can purchase from wireless value-added service providers SMS products, including news headlines, sports, games, ring tones, ring back tones, jokes and horoscopes. According to Norson Telecom Consulting, the total number of SMS messages transmitted in China in 2003 was approximately 180 billion, compared to approximately 90 billion in 2002. In addition, in 2002, point-to-point SMS accounted for approximately 78.6% of the total number of SMS messages sent through China Mobile’s platform, while the remaining approximately 21.4% was accounted for by other SMS-based wireless data services, such as mobile-banking, info-on-demand, mobile stock trading and other Monternet services, according to Norson Telecom Consulting. According to a survey conducted in June 2003 by CNNIC, approximately 50.1% of wireless value-added services users use portal-based SMS products and services on a daily basis. More than 51.0% of such users generally choose SMS products and services from the portals that they are already familiar with.

•	MMS. This service allows users to enhance their messages with sound and images. China Mobile introduced MMS services in October 2002. Its ability to integrate text, visual and audio messages makes it more attractive than traditional SMS, which is limited to 160 characters.

•	WAP and Java™. WAP allows users to directly access and browse the Internet on their mobile phones and download specially configured information from Internet portals. Another category of wireless products are based on Java™ technology, which allows mobile phone users to play interactive games and download applications to customize their mobile phone settings.

•	Wireless IVR Services. Wireless IVR services allows users to access voice content from their mobile phones. For example, users can choose to send songs to other users, chat in voice chat rooms, use voice-dating services and receive information through voice rather than data. The dating and chat-room services allow users to talk to each other.

Mobile telecommunications operators in China have plans to upgrade their networks to offer third generation, or 3G, wireless telecommunications services, which will enable users to transmit larger amounts of data more quickly, including more sophisticated content, such as streaming media and multi-user games. The PRC government is conducting tests of internationally recognized standards for 3G wireless telecommunications services as a preliminary step before issuing 3G telecommunications operator licenses. No timetable for issuing 3G licenses has been announced by the PRC government. The greater ease of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services, including services that utilize more sophisticated content such as streaming media and multi-user games. See “Forward-Looking Statements.”

The PRC Online Advertising Industry

Companies in China are spending an increasing amount on advertisements through Internet portals to promote their products and services to the large Internet user base. According to IDC, the online advertising market in China will grow from approximately US$63 million in 2002 to approximately US$344 million in 2007, representing a compound annual growth rate of approximately 40.4%.

Online advertising allows companies to reach users who tend to be young, well-educated, relatively affluent, and are online in high concentration. By analyzing their impression frequency, click-through rates and conversion rates, advertisers can also gather consumer behavior information with respect to those users. According to a survey conducted by CNNIC in December 2003, Chinese Internet users are relatively receptive to online advertising. In particular, approximately 12.4% of the respondents said they often look at online advertising, and approximately 9.8% said they often refer to online advertising when deciding on what products to buy.

The table below sets forth online advertising revenue in China for the periods indicated:

	2002	2003(1)	2004(1)	2005(1)	2006(1)	2007(1)
	(in millions of U.S. dollars)
Online advertising revenue	63.0	96.0	129.5	173.8	240.5	344.0

(1)	2003 to 2007 data are estimated by IDC.

Source:	Derived from information published by IDC.

The growth in Internet use is also attracting a wider spectrum of companies to advertise online. According to IDC, most online advertisers in 2000 were Internet companies, telecommunications companies and information technology companies. In 2001 and 2002, the number of finance, automobile and pharmaceutical companies advertising online increased. Telecommunications companies and information technology companies continue to outnumber other online advertisers in China.

Although online advertising in China has increased in recent years, total advertisement spending per Internet user remains much lower than total advertisement spending per television viewer. Advertisement spending per Internet user rose from US$0.85 in 2001 to US$1.21 in 2003, according to data derived using the number of Internet users from MII and the online advertising revenue data from IDC.

OUR BUSINESS

Overview

We are one of the leading Internet companies in China providing value-added multimedia products and services. We deliver our products and services from our Internet portal to our users both through their mobile phones and through our websites. Our primary business activities include wireless value-added services, online advertising and commercial enterprise solutions. We are one of the leading wireless value-added services providers in China. We are also one of the leading Internet portal websites based on average daily website page views. As of December 31, 2003, we had approximately 27 million cumulative registered users of our wireless data services, and during the fourth quarter of 2003, we sent an average of approximately 7 million daily wireless data messages. We recorded an average of approximately 148 million daily website page views during the fourth quarter of 2003.

We provide content, products and services through the Internet and wireless telecommunications networks. Our Internet portal is the foundation for our primary business activities. We launched our Internet portal, www.tom.com, in July 2000 and have since focused on the development and the provision of Internet-based content products and services to users. Our content, which is both developed and sourced in-house and obtained from third party content providers, is edited, redesigned and repackaged through our content management system for our different products and services.

Over time, as our user base increased and with the introduction of China Mobile’s Monternet and China Unicom’s UNI-Info platforms in 2001, we capitalized on the opportunity to offer wireless value-added services through our portal by using China Mobile and China Unicom’s platforms. In the second half of 2001, we began providing wireless value-added services and have subsequently experienced significant revenue growth. Our wireless data services products include download, information and community-oriented products. Users pay for our services on either a monthly subscription or per message basis. We have focused our wireless value-added services business on subscription-based products and services, and have targeted young and trendy users. We have established cooperation arrangements with telecommunications operators and several leading mobile phone producers in China to develop and market our services. We were also one of the first wireless value-added services providers to develop and launch MMS and WAP on China Mobile’s Monternet platform. Our wireless value-added services revenue accounted for 72.5% of our revenues in 2003.

We also provide online advertising services to our corporate clients. Our online advertising services have been part of our business since the launch of, and relies on the success of, our Internet portal. To support our online advertising business, we attract user traffic to our websites by providing various free online services, including free e-mail, Internet navigation and search capabilities, content channels, online directory listings, chat room and online bulletin boards. In addition, we have established relationships with several leading advertising agencies to promote and market our online advertising services to their clients.

Our commercial enterprise solutions provide technical consulting services for the Internet-related computer hardware and software needs of our clients, based upon our expertise in Internet and wireless value-added services, by offering business systems solutions to our clients, which include corporate and government entities, that enable them to employ Internet and wireless value-added services to enhance their internal and external communications systems and improve customer relationships. However, we intend to increase our focus on providing higher margin integrated solutions that leverage our expertise in wireless value-added services. We help our clients employ wireless data services, such as SMS, to improve their internal and external communications systems. Our clients can also use our solutions to implement customer service systems, which enable them to promote their products and provide timely information and updates to their customers through such wireless data services.

On November 19, 2003, we acquired from Cranwood, a 24.6% shareholder of our parent company, its 100% interest in Puccini, which provides wireless IVR services through Wu Ji Network. This acquisition provided us with an additional distribution platform for our wireless value-added services and products. Our customers access these services and content through wireless communications networks using their mobile phones or via our websites. By increasing the breadth of the content and services we offer via wireless and Internet networks, we believe that the wireless IVR services business significantly contributes to the overall attractiveness of our product offerings. Further, we can cross-sell products across our wireless IVR and wireless data platforms. For a description of Wu Ji Network’s wireless IVR services business, see “Our Acquisition.”

Our Strengths

We believe that we are well positioned to capture future growth opportunities because of our following principal strengths:

•	A leading Internet company with strong market position and brand name. Our portal is recognized as one of the leading Internet portal websites in China in terms of average daily website page views. We have focused on building our brand, which is critical to expanding our user base. We have distinguished our brand from our competitors by focusing on attracting young and trendy users that we believe have stronger demand and spending capacity for entertainment and media products and services. In addition, Wu Ji Network is the leading provider in China of wireless IVR services in terms of revenue. As of December 31, 2003, we had approximately 27 million cumulative registered users of our wireless data services. According to China Mobile, we had achieved a top three ranking on China Mobile’s Platform in terms of revenue for each of SMS and MMS for December 2003, and WAP for January 2004, the latest periods for which this data had been provided to us. During the fourth quarter of 2003, we had an average of approximately 148 million daily website page views and approximately 7 million daily wireless data messages sent.

•	Ability to identify industry developments and to rapidly introduce innovative products and services. Since officially launching our wireless data services in the second half of 2001, we have rapidly become one of the top wireless value-added services providers in China in terms of revenue and website page views. We believe that our product development time to market is one of the fastest in the industry due to our continuous focus on new products, our understanding of our users’ tastes and preferences, and our strong relationship with the mobile telecommunications operators and mobile phone producers in China. For example, in October 2002, we were the first wireless value-added services provider to introduce MMS on China Mobile’s platform. In addition, we believe we are well-diversified in our product offerings, have achieved strength across key products and are responsive to industry trends.

•	Established relationships with key industry partners in the industry value chain. We believe we have enhanced our business platform by focusing on developing cooperative arrangements with key industry players along the value chain, from domestic and international content providers to mobile telecommunications operators, such as China Mobile, and to distribution partners, such as mobile phone producers. For example, in February 2003, we were one of the first wireless value-added service providers to sign a cooperation agreement with one of the largest domestic handset manufacturers in China.

•	Proven and innovative management team. Our management team has demonstrated its execution ability in building tom.com into a well-recognized brand in the Internet market and achieving profitability within two years of launching our wireless data services. Our management has also demonstrated its ability to pursue organic growth and identify opportunities and synergies in the Internet and wireless value-added services industries, thereby creating innovative and popular products to serve users’ needs and preferences.

•	Success in expanding our subscription-based business. We have focused our product development and marketing strategy on subscription-based products and services, such as e-mail, information products and community-oriented products, which we believe provide a more stable source of revenue and have lower average promotion costs per transaction than download services. In 2003, our subscription-based services revenue accounted for a majority of our wireless data services revenue.

•	Shareholder backing from our parent company, TOM Group Limited, and its shareholders. We benefit from the synergy between our online business activities and the traditional media businesses of our parent company, TOM Group Limited. Two of the largest ultimate beneficial shareholders of our parent company are Hutchison Whampoa Limited and Cheung Kong (Holdings) Limited, which are constituent companies of the Hang Seng Index, a widely recognized market-weighted index in Hong Kong. Our management team benefits from the experience of our parent company and its shareholders with respect to strategic planning, operational efficiency and creation of shareholder value. We believe that Hutchison Whampoa Limited’s leadership position in developing and understanding advanced mobile telecommunications networks and technologies, such as 3G, may assist in our development of products and services that utilize these technologies.

Our Strategies

Our objective is to be the leading Internet company in China providing value-added multimedia products and services through multiple distribution channels. In pursuing our objective, we expect to face competition from other leading Internet portals, which may already have access to capital markets, more human and financial resources than we do and a longer operating history than us.

To achieve our objective, we intend to pursue the following business strategies:

•	Further promote and build our brand name. We intend to continue to build our brand name to attract users, online advertising clients and cooperative arrangements through:

–	advertising and promoting of our products and services through multiple channels, such as radio, television, outdoor, print media and the Internet;

–	sponsoring joint promotions with our partners and other marketing activities, such as road shows, client events, and industry conferences;

–	building our relationships with public relations firms and the media to gain more extensive public relations coverage; and

–	participating in or sponsoring trade shows and community events.

•	Continue to develop our Internet portal content and expand our user base. We will continue to develop our Internet portal content through organic and external growth by improving our content management system, which supports our products and services, and increasing the variety of our content to attract additional users to our websites. In addition, we intend to focus on expanding our user base by:

–	seeking opportunities to cross-sell our wireless data services to users of our website-based services and Wu Ji Network’s wireless IVR services;

–	continuing to develop and introduce content and services, such as online games, instant messaging and virtual community websites, that target young and trendy users, whom we believe have a higher spending capacity for content and wireless value-added products and services; and

–	expanding our geographic reach, such as by targeting mid-size cities in China.

•	Continue to develop cooperation arrangements with key industry players and expand our distribution channels to reach a broader user base. We seek to continue to build valuable relationships across the industry value chain in order to enhance our products and services, and to reach a broader user base. We intend to expand our industry partnerships and distribution channels by:

–	actively seeking out and establishing cooperation arrangements with content providers who have proprietary or popular content to enhance our portal content and wireless value-added products and services, such as online games and popular songs;

–	continuing to work closely with mobile telecommunications operators on product development and marketing initiatives to develop new products and services that take advantage of new technologies and are compatible with their networks; and

–	further leveraging from our cooperative arrangements with mobile phone producers by increasing the number of mobile phones that bundle our products and services, establishing cooperative arrangements with additional mobile phone producers and developing joint marketing programs and products.

•	Expand our subscription-based product portfolio and revenues. We will continue to promote our subscription-based products and services. Furthermore, we will continue to encourage users of our websites to use our fee-based products and services. We intend to achieve these goals by:

–	developing and introducing more attractive subscription-based products, such as information products, community-oriented products and online games; and

–	actively marketing and promoting our subscription-based products to our users.

•	Continue to develop our online advertising business. We will continue to promote the use of integrated advertising campaigns on our websites as an alternative method for advertisers to reach their target markets. We seek to achieve these objectives by:

–	marketing our online advertising services to companies that would like to target our user base, such as automobile manufacturers, telecommunications service providers, education companies and consumer goods manufacturers and enhancing our product portfolio and content to attract such companies;

–	developing our relationships with leading advertising agencies that recommend online marketing to their clients, such as by offering flexible commission schemes to such advertising agencies;

–	increasing the size of our in-house online advertising sales force and opening new sales offices to expand our geographic reach; and

–	working with third-party technology companies to upgrade our online advertising management and tracking system in order to improve the performance of our online advertisements.

•

Selectively acquire businesses and form strategic alliances that enhance our product portfolio, proprietary content, distribution channels and technology.    We have effectively integrated acquired businesses into our operations and intend to continue to actively and selectively acquire companies and form strategic alliances that would increase our proprietary content, expand the number of our distribution channels, improve our technology and enhance our portfolio of services and subscription-base products, if and when any suitable opportunities arise. We believe that these types of acquisitions and strategic alliances would enable us to gain market share, develop our business and build our brand. We may, from time to time, enter into discussions and preliminary agreements with companies that we believe provide such opportunities. We seek to achieve this objective by selectively acquiring or investing in businesses that would:

–	provide us with innovative proprietary content, enhanced Internet services and products on our websites, or advance our technical applications for wireless value-added services, particularly those based on 2.5G technologies, such as Java and WAP;

–	complement our business model to achieve higher profits and growth; or

–	bolster and increase our subscriber base.

Our Business

Our primary business activities include wireless value-added services, online advertising and commercial enterprise solutions. Our Internet portal contains our content is the foundation and gateway for our primary business activities. Users can access our content through their mobile phones using various services, such as SMS, MMS, WAP and Wu Ji Network’s wireless IVR services, and through our websites using their personal computers.

Currently, we both aggregate content from other providers and produce our own content. Our content is edited, redesigned and repackaged through our content management system for our different products and services. Our experienced team of editors and producers focus on selecting information from our content sources that will attract the younger generation of consumers. We obtain content for our various channels from third party suppliers, the public domain, freelance writers and in-house writers, which enables us to provide a wide range of content offerings that target young and trendy users. Moreover, we have exclusive rights over the content produced by our freelance and in-house writers. As of December 31, 2003, we had over 200 freelance writers and over 100 outside content suppliers. We contract with our content providers to use their content for a fixed licensing fee, for a share of revenue or in exchange for access to our content. These arrangements are typically short-term and not exclusive, except for the content specifically produced for us by our freelance writers and our in-house writers. In the future, we intend to increase our proprietary content production by increasing the number of our freelance and in-house writers and by acquiring content providers.

The following table sets forth the revenues attributable to our various business activities for the periods indicated:

	For the year ended
	2002	2003
	(in thousands of U.S. dollars)
Wireless value-added services(1)	9,958	55,843
Advertising(2)	4,228	5,845
Commercial enterprise solutions(3)	11,244	13,825
Internet access(4)	4,545	1,560

Total revenues	29,975	77,073

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless value-added services platforms of China Mobile and China Unicom. Revenue from Wu Ji Network’s wireless value-added services are included following the completion of our acquisition on November 19, 2003.
(2)	Includes offline advertising revenue that is bundled with online advertising revenue.
(3)	Includes revenue from computer hardware sales, integrated enterprise solutions services, e-commerce and fee-based e-mail boxes.
(4)	We stopped selling Internet access cards in the fourth quarter of 2002. In subsequent periods, however, we continue to recognize revenue and related costs with respect to outstanding Internet access cards. We do not, however, expect to recognize revenue or costs from this business once the last Internet access cards expire at the end of 2004.

Wireless Value-Added Services

Our wireless value-added services include wireless data services and, as a result of our recent acquisition of Puccini, wireless IVR services. We launched our wireless data services business in the second half of 2001 and on November 19, 2003, we acquired Puccini, which provides wireless IVR services through Wu Ji Network. In 2003, revenue from our wireless value-added services accounted for 72.5% of our total revenues.

Wireless Data Services

Our wireless data services include SMS, MMS and WAP services. Through these services we provide download, information and community-oriented products, such as news headlines, sports news, games, ring tones, ring back tones, dating and wallpapers. We deliver these products from our Internet portal to our users on their mobile phones. Although our users can order these products through either their mobile phones or our websites, they primarily order through our websites. In addition, our users can order our products on a per message basis or subscribe to our products on a monthly basis.

Products and Services

Our wireless data services products include download, information and community-oriented products.

•	Download products. Users can download ring tones, wallpaper to serve as background for their mobile phone display, pictures, logos, games and screen savers from our Internet portal onto their mobile phones or to send to other mobile phone users. Users may choose to download such products on a per message basis or subscribe to receive new downloads on a regular basis.

•	Information products. Users can download our information content, including news headlines and articles, sports updates, entertainment information, jokes and horoscopes, from our Internet portal onto their mobile phones. Users may access such content on a per message basis or subscribe to receive new information content on a regular basis.

•	Community-oriented products. Users can engage in community-oriented activities such as chatting, dating and friends networking. Users may also download games to play on their mobile phones. Users may only access our community-oriented products on a monthly subscription basis.

We provide our wireless data products through our SMS, MMS and WAP services.

•	Short Messaging Services (SMS). SMS allows users to access our download and information products, such as news headlines, sports news, games, ring tones, ring back tones, and wallpaper, through their mobile phones. Users are also able to interact with other users by subscribing to our community-oriented products. Since launching our SMS in 2001, this service has experienced rapid growth. The average daily number of SMS messages transmitted to users through our Internet portal has increased to approximately 7 million in the fourth quarter of 2003 from approximately 3.5 million in the fourth quarter of 2002. In 2003, our SMS revenue accounted for approximately 91% of our total wireless value-added services revenue. According to China Mobile, we were ranked number three in terms of revenue for SMS on China Mobile’s platform for December 2003, the latest period for which such data was made available to us.

•	Multimedia Messaging Services (MMS). MMS uses General Packet Radio Service technology, or GPRS technology, and has a greater capacity than SMS. As a result, MMS enables users to download colorful pictures and advanced ring tones as well as transmit more data in a single message. As of December 31, 2003, we had a total of approximately 1,000,000 registered users of our MMS. In addition, since the official launch of our MMS on April 1, 2003 to December 31, 2003, over 40,000 MMS daily messages have been transmitted through our Internet portal. According to China Mobile, we were ranked number two in terms of revenue for MMS on China Mobile’s platform for December 2003, the latest period for which such data was made available to us.

•	Wireless Application Protocol (WAP). WAP allows users to browse content in a more user friendly format on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet websites. WAP also uses GPRS technology and allows users to download pictures, logos, wallpaper, interactive games, ring tones and other Internet content. We launched our WAP services in May 2002. Substantially all of our WAP services are only available on a subscription basis. As of December 31, 2003, we had a total of approximately 1,446,000 registered users of our WAP services, of which approximately 652,000 users subscribed to our WAP services in December 2003. According to China Mobile, we were ranked number two in terms of revenue for WAP on China Mobile’s platform for January 2004, the latest period for which such data was made available to us.

The following table sets forth certain operating data for our wireless data services business as of, or for, the periods indicated:

	As of or for the three months ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(in millions)
Registered users (1)	15.8	17.7	22.1	27.4
SMS subscriptions (2)	5.5	8.7	8.5	9.1
SMS downloads (3)	83.4	89.1	78.8	72.9

(1)	Approximate cumulative number of users of our wireless data services that have registered with us since our launch of these services in July 2001, irrespective of activity level.
(2)	Number of SMS subscriptions during the relevant period.
(3)	Number of paid SMS downloads during the relevant period, excluding downloads made pursuant to a subscription.

We believe that China’s wireless data services market will continue to grow as its mobile telecommunications market expands, mobile telecommunications operators continue to promote wireless data services and users become more receptive to such services. See “Industry Overview.” We believe this has created an attractive opportunity for us to further expand our business.

Wireless Data Services Cooperation Arrangements

We have established cooperation arrangements with mobile telecommunications operators, mobile phone producers and other wireless data service providers in connection with our wireless data services business. We provide our wireless data services through China Mobile’s Monternet and China Unicom’s UNI-Info platforms, pursuant to revenue sharing agreements that we have entered into with these mobile telecommunications operators. In addition, we cooperate with several of China’s leading mobile phone producers, which manufacture certain handset models with a wireless value-added services icon in the handset’s menu that enables users to access our services directly. Furthermore, we have established promotion arrangements with other Internet companies pursuant to which they promote our products on their websites.

China Mobile and China Unicom control the two mobile telecommunications networks through which all wireless data services are currently provided to mobile phone users in China. Our close working relationships with China Mobile and China Unicom are critical to the operation and continued development of our wireless data services business. See “Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.” As of December 31, 2003, we have entered into approximately 25 cooperation and revenue sharing agreements with various provincial subsidiaries of China Mobile, as well as China Unicom, to provide wireless data services to mobile phone users, to research and develop new wireless data technologies and to promote the use of wireless data services in China. In particular, we were the first wireless data services provider to jointly develop and launch MMS services, and one of the first to offer WAP services with China Mobile. In addition, we have jointly promoted wireless data services with China Mobile, which is generally more cost effective than promoting these services through traditional advertising. Since December 2002, we have held several joint promotional events with China Mobile.

We have also established cooperation arrangements with mobile phone producers, such as Motorola, Nokia and Bird, which manufacture select handset models with a wireless value-added services icon in the handset’s menu that enables users to access our wireless value-added services directly from their mobile phones. In February 2003, we established our first of several such cooperation arrangements. As of December 31, 2003, we had cooperation arrangements with several leading mobile phone producers. In addition to bundling our products and services with such mobile phone producers, we also leverage our relationship with them to enter into joint marketing programs, such as campus roadshows to target young users. Such partnerships have also led to multi-pronged cooperation relationships in which the mobile phone producers become key online advertising clients.

In addition, we have established promotion arrangements with other Internet companies, pursuant to which they promote our products on their websites in exchange for a share of the revenue that is generated by the sale of our products on their websites.

Fees and Revenue Sharing

We establish the fees for our wireless data services in consultation with mobile telecommunications operators in China. We share the revenue from these fees with the mobile telecommunications operators, content providers and mobile phone producers, where relevant. We also pay a transmission fee to the appropriate mobile telecommunications operator with respect to messages that we send through its wireless value-added services platform.

The mobile telecommunications operators establish standards within which wireless data services providers are able to set the fees for their services. These standards are filed with the MII by the mobile telecommunications operators. In accordance with these standards, we charge our users content fees on either a per message or a monthly subscription basis. Both our per message and our monthly subscription content fees vary for our different wireless data products and services.

Pursuant to our revenue sharing agreements with the subsidiaries of China Mobile, generally we receive 85% of the content fees for wireless data services that we provide to users through China Mobile’s Monternet platform. In addition, China Mobile deducts transmission fees from our portion of the content fees. Such transmission fee is charged on a per message basis as set forth in the table below. The amount of such transmission fee is different for SMS, MMS and WAP services and varies depending on the volume of wireless data messages sent. Generally, the term of these agreements is for a period of less than one year.

Pursuant to our revenue sharing agreements with China Unicom, China Unicom charges a fee of up to 12% on the monthly revenue due to us for bad debts and business taxes, and after deduction of such fee, charges a further collection fee, ranging from 10% to 40%, depending on the volume of messages transmitted each month. In 2003, we generally received 83% of the content fees for wireless data services that we provided to users through China Unicom’s platform. China Unicom does not charge us any transmission fee. Generally, the term of these agreements is for a period of less than one year.

The following table sets forth our principal fees and revenue sharing arrangements with China Mobile’s subsidiaries and China Unicom as of December 31, 2003. The percentage of revenue we share with the mobile telecommunications operators may be increased or decreased, based on negotiations between the mobile telecommunications operator and us on the terms, including whether we agree to bear the credit risk of end users.

	Content fees(1)			Transmission fee
	Fee per message	Fee per monthly subscription	Our share	Fee per message
	(in RMB(2), except percentages)
SMS (China Mobile)	0.10 - 2.00	2.00 - 30.0	85%	0.05 - 0.08
SMS (China Unicom)	0.05 - 2.00	2.00 - 30.0	83%(3)	None
MMS (China Mobile)	1.00 - 4.00	5.00 - 40.00	85%	0.125 - 0.30
WAP (China Mobile)	N/A	2.00 - 10.00	85%	None

(1)	Our per message and subscription-based content fees have been stable since we started providing SMS, MMS and WAP services.
(2)	Our per message and subscription-based content fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB8.2767 = US$1.00 on December 31, 2003.
(3)	Our share of the content fees may range between 55% to 83%, however, in 2003, we generally received 83% of the content fees for wireless data services that we provided to users through China Unicom’s platform.

China Mobile and China Unicom provide us with billing and collection services for our wireless data services business. The fees for our services are incorporated into China Mobile’s invoices, which are sent to users on a monthly basis. We receive monthly statements from each of the mobile telecommunications operators, which indicate the amount of fees that were charged to users for wireless data services that we provided. For a description of our wireless value-added services revenue recognition policy, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Wireless Value-Added Services Revenue Recognition.” Also see “Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.”

We also share revenue from our wireless data services with the mobile phone producers with whom we have cooperation arrangements. Pursuant to our revenue sharing arrangements, mobile phone producers receive 40% to 60% of the revenue that we receive from mobile telecommunications operators, with respect to wireless data services that are accessed through the link to our Internet portal in the user’s handset. The terms of these agreements are generally of two to three years, and pertain to specific mobile phone models.

In addition, we have entered into mutual promotion arrangements with other website operators for the placing of our products on their website. Pursuant to these arrangements, we generally pay 20% to 50% of the revenue we receive from the mobile telecommunications operators in connection with the services delivered to users that utilize products on their websites. We have also entered into content licensing agreements with content providers. Pursuant to these agreements, we either pay a fixed fee for the content that we license or we remit a percentage of the revenue that we receive from mobile telecommunications operators with respect to messages that contain the licensed content.

Wireless IVR Services

On November 19, 2003, we acquired Puccini, which provides wireless IVR services through Wu Ji Network, from Cranwood, a 24.6% shareholder of our parent company. For a discussion of the terms of our acquisition and Wu Ji Network’s wireless IVR services business, see “Our Acquisition.”

The synergies between our wireless data services and Wu Ji Network’s wireless IVR business arise as Wu Ji Network’s wireless IVR service provides an additional distribution platform for our wireless value-added services and products. Our customers access these services and content stored on our servers through wireless communications networks using their mobile phones or via our website.

Online Advertising

Our online advertising services, which we have been offering since 2001, consist of placing advertisements on our websites in various forms, such as banners, links logos and pop-up boxes. As we provide various free online services on our websites and since users access our wireless data services through our websites, our user traffic on our websites has increased, which makes our online advertising services more attractive to our clients. Prior to our reorganization, our offline advertising business accounted for the majority of our advertising revenue, but following our reorganization, most of our offline advertising business is no longer part of our company.

We will continue to engage in offline advertising activities only to the extent that they are bundled with online advertising. Should any requests be made for such deals, we will outsource any offline advertising related services to our parent company through the media services agreement described in “Related Party Transactions” or to third parties. We expect the offline advertising component of our total advertising revenue to decrease as compared to the online advertising component.

In the beginning of 2003, we began increasing our sales and marketing resources and focused on developing our online advertising business. In 2003, we experienced an increase in both the number of our online advertising clients and the average online advertising contract size. We expect our online advertising business to expand as we attract more user traffic to our websites by offering products and services that appeal to young and trendy users, seek cross-selling opportunities and focus our sales and marketing efforts to develop our online advertising and directory listings businesses. Users who use our wireless data services also increase our website traffic, thereby making our websites more attractive to online advertisers.

To develop our online advertising business, we use our strengths and partnerships in our other business activities to build relationships with advertisers that target young and trendy users. For example, we utilized our strengths in wireless data services to sell online advertising services to mobile phone producers and mobile and fixed line telecommunications operators. We have also developed online advertising relationships with Internet companies to market their websites by sending advertising e-mails to our e-mail subscribers and by placing advertisements on our websites. Furthermore, we target key industries that we believe would benefit from online advertising, such as the automobile, telecommunications, education and consumer goods industries, and cater to the younger and more affluent market. Our online advertising contracts range from a term of one day to one year, with varying contractual amounts. Our online advertising clients include Nokia, Motorola, eachnet.com, Bird and Kejian, among others.

We track the performance of online advertisements placed on our websites with the Double-Click software system. This system records the number of clicks, impressions and click rates for advertisements on our websites, which provides our online advertising clients with a measure of the effectiveness of their advertisements. In addition, we intend to upgrade our advertisement tracking software to improve its accuracy and to collect additional information, including performance data based on advertisement location.

In addition, we also offer, as part of our online advertising, online directory listings services to our clients. We launched our fee-based online directory listing services in September 2003, through which we charge our clients a listing fee to receive a priority ranking of their website when a user conducts a keyword search on our online directory. We do not charge our users a fee for non-priority directory listings to ensure that the directory service that we provide to our users is comprehensive. As of December 31, 2003, we had entered into agreements with 23 agencies for paid listings.

Our Internet navigational and search capabilities allow users to browse our directory listings through a Chinese or English language keyword search that scans the content of our directory, which is organized under 17 principal categories and further organized under over 550 subcategories. We have developed partnerships with online directory listings companies in China to provide our users with comprehensive and enhanced search capabilities. As of December 31, 2003, our directory contained over 400,000 Chinese language website listings. We expect to expand our online directory listings services as the Internet market and our Internet user base grows. See “Industry Overview” and “Forward-Looking Statements.”

Commercial Enterprise Solutions

Our commercial enterprise solutions, which we have been operating since 2001, provide technical and consulting services for the Internet-related computer hardware and software needs of our clients. We provide our clients with integrated enterprise solutions in the areas of web design and maintenance, online advertising management systems, server hosting, billing and management systems, e-commerce and fee-based e-mail. As part of our integrated enterprise solutions, we offer our clients various services, including assessment of computer hardware and software requirements, purchase and installation of computer hardware and software, development and integration of software applications and maintenance of such hardware and software.

Our commercial enterprise solutions utilize the expertise we have acquired in developing our Internet and wireless value-added services systems. We can leverage this expertise to help our corporate clients employ wireless value-added services systems to enhance both their external and internal communications. For example, we developed a wireless value-added services system for a leading commercial bank in China, which enabled the bank to promote new products and provide information to customers by sending wireless data to their mobile phones. Providing this solution to the bank utilized our experience in building wireless value-added services systems.

Our revenues from these services are primarily derived from computer hardware sales, which are inclusive of computer hardware purchase costs. In addition, our revenues include revenue from an initial set-up fee, a maintenance fee and, if applicable, a share of revenues generated from our solutions. In 2003, 17.9% of our total revenues were attributable to our commercial enterprise solutions. In the same period, however, the gross profits attributed to our commercial enterprise solutions was only 6.2% of our total gross profits, due to the low gross profit margin on computer hardware sales.

We intend to reduce our focus on computer hardware sales and increase our focus on providing integrated software solutions, which leverages our expertise in building and operating Internet and wireless data services systems. Our integrated solutions help our clients to employ wireless data services, such as SMS, to improve both their internal communications between employees, and their external communications with suppliers and distributors. In addition, similar to the example given above, our clients can use our solutions to implement customer management systems, which enable them to promote their products and provide timely information and updates to their customers through wireless data services. Such integrated solutions help our clients to improve the level of information being shared within the corporation, as well as implement a more direct and targeted communication system with their customers. Our wireless data services solutions clients include banks, insurance companies, fund managers, industry associations and government authorities, such as transport departments.

We believe that the demand for such integrated wireless data services-based solutions will increase in China as companies realize the benefits of using Internet and wireless data services for communication and as the use of Internet and mobile telecommunications services in China continues to grow. See “Industry Overview.”

Internet Access Cards

Due to increased competition and low profit margins, we decided to discontinue the sale of Internet access cards and stopped selling Internet access cards in the fourth quarter of 2002. While we still recognize revenue from outstanding Internet access cards sold in 2002, we do not consider Internet access cards as part of our business activities going forward.

Our Content

To support our primary business activities, we provide various content and services through our websites including over 20 primary content channels, various chat rooms, an online directory, Internet navigational and search capabilities and both basic free e-mail and advanced fee-based e-mail. Our primary website address is www.tom.com.

Although we provide a comprehensive range of content channels on our websites, we focus on channels that are targeted at young and trendy users, such as our sports, entertainment, automobile, music and women channels. Our entertainment channel appeals to young users interested in information about celebrities, music news, album reviews, artist biographies, movie news and special features. Our sports channel draws on users with an interest in up-to-the-minute news, real-time statistics and scoring, localized and global coverage of sporting events and an online sports community. In December 2003, ChinaLabs Limited ranked our women, entertainment and sports channels among the top three Internet portals in China in terms of user traffic.

Our primary content channels include:

News	Provides comprehensive, up-to-the-minute information on national and international news from newspapers, magazines, television stations and other information providers throughout China, as well as a chat room discussion of news events and issues. Our news content sources include traditional news sources, such as People’s Daily, Xinhua News Agency, China Daily and Reuters, individual freelancers with whom we have contracted with and our internal staff writers.

Sports	Covers the latest in national and international sports headlines and statistics, including events such as the 2002 Soccer World Cup and selected National Basketball Association games.

Entertainment	Provides a mix of exclusive content, movie news and special features, including celebrity interviews, music reviews and photo galleries, as well as links to the movie-related content in our portal.

Automobile	Offers information about buying and owning automobiles, such as pricing information, specification information and other research information. Also offers an e-commerce platform.

Women	Covers a broad range of lifestyle-related topics that are of particular interest to Chinese women, including beauty tips, fashion advice and health information.

Travel	Provides travel descriptions of domestic and international destinations and offers travel reservations tools.

Community	Offers a variety of communication and community tools, including chat rooms, dating services, electronic greetings, bulletin boards, free and fee-based e-mail and photo album channels, to enable members to easily communicate with other individuals with similar interests.

The table below sets forth the average daily website page views for our primary content channels for the periods indicated:

	For the year ended
	2002	2003
	(in millions)
News	3.0	16.7
Sports	3.5	7.6
Entertainment	2.5	7.1
Homepage	1.0	5.8
Automobile	1.2	3.0
Music	1.0	3.9
Women	1.2	5.8
Games information	2.0	6.6

Total	15.4	56.5

Our e-mail, chat and bulletin board services also generate significant daily page views for our website.

In addition to the content channels described above, we also provide our users with content channels that focus on technology, games, military affairs, horoscopes, art, school alumni networks, culture, humor, finance, fashion, careers, real estate, health, childcare, flash downloads, pictures, education, greetings and shopping. Furthermore, each of our primary content channels contains various subcategories that cover a range of related topics. We expect to continue to expand our range of content channels and content through increased in-house development, and through the acquisition of, and cooperation with, external content providers and will continue to engage in discussions with such external content providers that we believe may provide opportunities to increase and improve our content. We currently have over 100 external content providers.

We launched Karma Online, our first online game, in December 2003, and plan to focus on promoting and distributing Karma Online in 2004. We believe that Karma Online is the first online first-person shooting game in China, as other online games in China are generally role playing games. We believe that Karma Online will be an effective content tool to increase the number of young and trendy users to visiting our websites and to using our wireless value-added services. We obtained the licensing rights for Karma Online from a Korean company, for an initial royalty fee and we will be required to share a percentages of gross revenue generated from Karma Online on a monthly basis with such licensor.

To increase the number of users visiting our websites and to create user affinity for our brand, we relaunched a campaign to promote our free e-mail services in April 2003. During the three months following our relaunch, an average of approximately 65,000 users registered for our free e-mail service each day. In addition, we offer advanced fee-based e-mail, which includes additional features such as online anti-virus protection and additional mailbox capacity. As of December 31, 2003, we had approximately 18 million registered users of our free e-mail.

Sales, Marketing and Customer Service

Sales

Our sales efforts focus primarily on our online advertising services and our commercial enterprise solutions. Our internal sales team is responsible for the majority of our online advertising sales and our commercial enterprise solutions sales.

Our internal sales team provides business consultation and post-sale customer services, promotes pre-sale activities and furnishes performance tracking reports. Our internal sales team also manages our relationships with key clients and periodically reviews the performance of certain online advertisements on our portal in order to enhance the results of our online advertisements for our clients. The compensation package for our sales staff typically consists of a base salary plus sales commissions. Sales quotas are assigned to all sales personnel according to quarter sales plans. Through our sales offices in Beijing and Guangzhou, we work directly with key clients that have significant advertising budgets and we organize specific sales teams to target certain industries in the northern, eastern and southern regions of China.

Since the beginning of 2003, we have increased our focus on enhancing our relationship with leading advertising agencies. We intend to build new relationships with other advertising agencies to recommend online marketing to their clients by offering rebate incentives to advertising agencies for bulk purchases. As some clients require all advertising business to be conducted through their advertising agencies, we target leading advertising agencies that service large corporations with substantial advertising budgets and in key industries that we believe would benefit from online advertising.

Marketing

The focus of our marketing strategy is to generate and enhance awareness of our tom.com brand name. Since the fourth quarter of 2002, we have allocated approximately 60% of our marketing budget to hold quarterly brand name events to promote our products and services throughout China and to increase awareness of our brand name. We also frequently conduct public relations events, such as product launching events, campus promotions, and product promotional events, in which we offer awards to select participants, to market our brand name and our products. Since our major target market segment are young and trendy users, we promote our products and services on college campuses and in Internet cafés throughout China. We conduct market research in order to determine the interests of the young and trend-setting consumer in order to target the younger generation market. We are also exploring opportunities to promote our brand name and products in various trade shows, such as automobile shows, and to participate in certain conferences to increase awareness for our tom.com brand name.

We have also participated in joint marketing programs with China Mobile and other key business partners, and we are exploring a range of other joint marketing strategies in order to maximize our cooperation arrangements and resources. In addition, we utilize our online media platform to exchange our online advertising services for traditional media coverage, such as newspapers, magazines and television, coverage without charge to promote our brand, products and services.

As of December 31, 2003, our sales and marketing department consisted of 57 persons located in Beijing, Shanghai and Guangzhou.

Customer Service

Our customer service center handles calls, faxes and e-mails from our paid online services clients and wireless data services users, as well as inquiries forwarded from mobile telecommunications operators. Our customer service representatives also interact on a regular basis with, and provide training materials to, customer service representatives of mobile telecommunications operators to enhance our wireless data services. We have three regional call centers, which are located in Beijing, Shanghai and Guangzhou, and employed over 60 customer service representatives as of December 31, 2003. Our call centers operate 24 hours a day, seven days a week, and currently handle an average of more than 4,000 inquiries from our clients and users per day.

Customers and Suppliers

We collect our wireless value-added services revenue through China Mobile and China Unicom, who act as our billing and collection agents. Our revenue collected through them in 2001, 2002 and 2003 was approximately US$30,000, US$9,958,000 and US$55,843,000, respectively. Our five largest customers, of which China Mobile and China Unicom are excluded from such characterization as they provide billing and collection services to us, in 2001, 2002 and 2003, in aggregate, accounted for approximately 37%, 19% and 8%, respectively, of our total sales. In 2001, 2002 and 2003, sales to our single largest customer amounted to approximately 9%, 9% and 3%, respectively, of our total sales. Our five largest customers were clients of our commercial enterprise solutions services.

A major part of our payments are made to China Mobile and China Unicom in relation to the transmission fees payable in connection with wireless value-added services. The payment to both China Mobile and China Unicom in aggregate in 2001, 2002 and 2003 was approximately US$14,000, US$2,600,000 and US$13,000,000, respectively. Our five largest suppliers, excluding payments made to China Mobile and China Unicom, in 2001, 2002 and 2003, in aggregate, accounted for approximately 76%, 27% and 14%, respectively, of our total purchases. In 2001, 2002 and 2003, purchases from our single largest supplier amounted to approximately 28%, 8% and 7%, respectively, of our total purchases. Such purchases comprised of computer hardware and software for commercial enterprise solutions services, media assets, revenue shared with handset manufacturers and other content providers and transmission fees paid to mobile network operators for wireless value-added services, among others.

Product Development

Our product development team both refines and upgrades our current products, and creates new and innovative products that utilize the latest technology. In addition, our product development team works closely with China Mobile’s research and development department to offer new products and services that meet China Mobile’s product specifications and timing criteria. As of December 31, 2003, our research and development team consisted of 77 people, including engineers with a wide range of technical experience across platforms in the wireless telecommunications sector.

Our product development team also creates innovative products that utilize new technologies, including 2.5G and 3G. In the second quarter of 2002, 2.5G services were officially launched in China. This new technology enables wireless value-added service providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data products. We plan to work with the mobile telecommunications operators to offer products and services that are compatible with more advanced technologies.

China Mobile has launched new services in China, such as MMS and WAP, creating an opportunity for wireless data service providers to develop new products that utilize these services. Our product development team works closely with China Mobile’s research and development department to offer new products through the Monternet platform. We were the first wireless value-added service provider to develop and offer MMS, and one of the first to offer WAP services, through China Mobile. We believe that our timely delivery of new products and services that meet China Mobile’s specifications has demonstrated our technical capabilities and strengthened our cooperation relationship with China Mobile.

We intend to develop more products targeted at the younger generation user group. For our wireless value-added services, we plan to devote our product development team to enhance our MMS technology, develop our wireless streaming media and create more attractive and complex wireless games. In addition, we will continue to develop cooperative arrangements to improve our Internet portal technology. We may also consider acquiring technology companies to enhance our technological systems and capabilities.

Information Technology Systems and Infrastructure

We utilize our information technology system to collect and analyse marketing and online advertising data, as well as to process and manage our content. Our information technology system produces marketing and demographic reports based on a daily analysis of our number of website page views, registered users, message volume, Internet protocols and bandwidth. In addition, we use software from Double-Click to automatically process and manage our online advertisements and to measure the number of page views, impressions and click-throughs that advertisements on our websites receive, in order to evaluate the effectiveness of our online advertising service. We also intend to work with other third party service providers to enhance our online advertising management and analysis.

Our content management system facilitates the accurate and timely posting of news and information on our websites and through our wireless value-added services. We enter information into our content management system formatted to match certain standard templates and we classify our content by channel. Once entered into our content management system, data can be delivered to users through our websites or our various wireless data services.

We maintain most of our servers at the premises of Beijing Communication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers including Beijing Mobile Communication Company Limited, or Beijing Mobile, and Chongqing Mobile Communication Company Limited. We believe that these hosting partners provide significant operating advantages, including an enhanced ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. We believe we will be able to increase our server capacity as needed to accommodate our growth in the future.

Competition

We face competition from other companies in each of our primary business activities. In particular, these companies compete with us for wireless data services users, website traffic, online advertising clients and commercial enterprise solutions clients. We also compete for experienced and talented employees. While we are one of the leading Internet companies in China, some of our competitors may already have access to capital markets, more human and financial resources than we do, and a longer operating history than us. Furthermore, our competitors may be able to offer a broader range of products and services than we are presently able to offer. See “Risk Factors — Risks Relating to Our Business — We face intense competition, which could reduce our market share, and materially adversely affect our financial condition and results of operations.”

Wireless Data Services

Competition is intense in China’s wireless data services market as the barriers to entry are relatively low and the number of wireless data service providers is high. China Mobile’s listed subsidiary, China Mobile (Hong Kong) Limited, indicated in its 2003 interim results presentation that over 600 service providers supply content and services for its Monternet platform as of June 2003.

We are one of the leading wireless data service providers in China. Our primary competitors in the wireless data services market include Sina.com, Sohu.com, Netease.com, and Tencent Technology Limited. We may face increasing competition from these and other wireless data services providers in China as they strive to improve their wireless data services products and develop cooperation relationships with mobile phone producers. Moreover, China Unicom recently entered into an arrangement to establish a joint venture that will provide wireless data services in China, which may compete with our business. We compete with other wireless data service providers primarily on the basis of brand name, product and service offerings and content. We believe we have advantages over our competitors because of the close cooperation arrangements we have with leading mobile phone producers in China, our focus on the high margin wireless data services, the targeting of the young and trendy user base, our innovative product development team and our promotion and marketing programs.

Wireless IVR Services

For a description of the competition in the wireless IVR services market, see “Our Acquisition — Competition.”

Online Advertising

The online advertising industry is highly competitive. Since the beginning of 2003, we have focused on developing our online advertising services by leveraging our growing user base to compete with the leading Internet portals in China. Our primary competitors in the online advertising market include Sina.com, Sohu.com and Netease.com. In addition, we believe the rapid increase in the number of Internet users in China, particularly following China’s accession to the WTO, will draw the attention of multinational players to the Chinese Internet market. Some of our major competitors have a longer operating history and a more established track record in the online advertising business than us.

User traffic is one of the primary bases of competition among online advertising service providers, and we compete for user traffic on the basis of the quality of our content, breadth of our online services and our brand recognition. In addition, we compete with other major online advertising service providers on the basis of advertising agency relationships, strength of our internal sales team and price. Furthermore, our online advertising business competes with traditional forms of advertising, such as television, radio, newspapers and magazines, for the limited advertising budgets of companies in China.

Commercial Enterprise Solutions

Many commercial enterprise solutions companies compete with us. Among Internet companies in China, we mainly compete with Sina.com and Sohu.com. We also compete with other companies, such as traditional commercial enterprise solutions providers. Competition in this sector is primarily based on product mix, technology, cooperation arrangements, strength of internal sales team and price.

Employees

General

We have implemented a number of initiatives in recent years to enhance the qualifications and fulfillment of our employees. We have refined our recruiting strategy to attract and retain quality employees by hiring experienced or creative personnel who are compatible with our company culture and understand the lifestyle trends of the younger generation. We conduct periodic reviews of our employees’ job performance, and we determine salaries and discretionary bonuses based upon those reviews. In addition, we offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

As of December 31, 2003, we had 440 full-time employees. In addition, Wu Ji Network had 25 full-time employees. The table below sets forth the number of our employees by function as of December 31, 2003:

	Our Employees		Wu Ji Network’s Employees
	Number	% of Total	Number	% of Total
Management	7	1.6%	1	4.0%
Sales and marketing	57	13.0%	—	—
Technology and engineering	44	10.0%	—	—
Research and development	77	17.5%	9	36.0%
Production	196	44.5%	12	48.0%
General and administrative	59	13.4%	3	12.0%

Total	440	100.0%	25	100.0%

As of December 31, 2003, we had also retained approximately 116 temporary employees as part-time employees.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Employee Benefits Plan

As stipulated by PRC regulations, we participate in various housing programs, medical care, welfare subsidies, unemployment insurance and pension benefits through defined contribution plans that are organized by municipal and provincial governments for our employees. We are required under PRC law to accrue for these benefits based on percentages ranging from 8.0% to 22.5% of the salaries, bonuses and certain allowances of our employees. A member of the retirement plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount we accrued under our employee benefits plan for 2001, 2002 and 2003 was approximately US$657,000, US$434,000 and US$527,000, respectively. The total amount Wu Ji Network accrued under its employee benefits plan in 2003 was US$32,000. We are required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The total amount of contributions we made for such employee benefit plans for 2001, 2002 and 2003 was approximately US$166,000, US$212,000 and US$515,000, respectively. The total amount of contributions Wu Ji Network made for its employee benefit plans in 2003 was US$10,000.

Pursuant to our pre-initial public offering option plan, we granted certain of our employees options to acquire our ordinary shares at the public offering price. In addition, we have adopted a broad-based share option scheme. For a description of our pre-initial public offering share option plan and broad-based share option scheme, see “Management — Compensation of Directors and Executive Officers.”

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, partners and others to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriations of our content or technology, particularly in foreign countries where the relevant laws may not protect our proprietary rights as fully as in the United States or Hong Kong. For a description of the regulations of the Internet industry in China, see “Regulation.” See also “Risk Factors — Risks Relating to Our Business — Intellectual property is important to our business, and any unauthorized use of our intellectual property by third parties may adversely affect our business.”

We own certain domain names in association with the services provided by Shenzhen Freenet. The tom.com trademarks and tom.com domain name are, however, owned by tom.com enterprises limited, a wholly owned subsidiary of our parent company. Under the trademark and domain name license agreements with tom.com enterprises limited, Beijing Super Channel has the right to use and sub-license the trademark and the domain name free of charge as long as our parent company holds 30% or more of our issued share capital. If our parent company ceases to hold 30% or more of our issued share capital, we may require our parent company to grant us a perpetual license of the tom.com domain name upon the payment of the lower of an agreed upon fee or US$5,000,000, except that our parent company shall have the right to continue to use the tom.com domain name.

In the event that our parent company ceases to hold 30% or more of our issued capital, we will have to renegotiate with our parent company on the license fee and terms of use of the trademark. In the event that we and our parent company cannot agree on the trademark license fee or terms of use, the free of charge trademark licensing arrangement with respect to trademark will continue for one year from the date our parent company ceases to hold 30% or more in our issued share capital during which period we may have to develop our own brand name and trademark. See “Risk Factors — Risks Relating to Our Business — As we depend on our parent company for the use of the tom.com trademarks, we would face severe disruptions to our business operations, and our results of operations and financial condition would be materially adversely affected if we fail to reach a trademark license agreement with respect to the use of the tom.com trademarks on acceptable terms after we cease to be less than 30% held by our parent company.” Beijing Super Channel has granted each of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network a non-exclusive right to use the domain names and other intellectual property for a license fee. See “Our Corporate Structure” and “Related Party Transactions.” In addition, from time to time, we may need to license additional technologies in order to remain competitive in the dynamic Internet market.

Properties

Our principal executive office is located in over 5,300 square meters of office space in Beijing, China, under leases that expire on June 14, 2006. We also lease sales and marketing office space in Shanghai and Guangzhou.

Legal Proceedings

There are no material legal proceedings pending or, to our knowledge, threatened against us. Despite our efforts to comply with the intellectual property rights of third parties, we cannot be certain that we have not, and will not, infringe on the intellectual property rights of others, which may subject us to legal proceedings and claims in the ordinary course of our business from time to time. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, we may also initiate litigation to protect our intellectual property rights. See “Risk Factors — Risks Relating to Our Business — We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.”

OUR ACQUISITION

On November 19, 2003, we acquired from Cranwood, an approximately 24.6% shareholder of our parent company, its 100% interest in Puccini, which provides wireless IVR services through Wu Ji Network. Wireless IVR services are a newly introduced category of wireless value-added services in China that allows users to access prerecorded information from their mobile phones and to interact with other users through chat and dating services. Wu Ji Network was incorporated in China in July 2002, and is now the leading provider of wireless IVR services in China in terms of revenue.

We believe that we will benefit from the synergies between our wireless data services business and Wu Ji Network’s wireless IVR services business, which will strengthen our position as a leading provider of value-added multimedia products and services. In addition, because both we and Wu Ji Network target a similar user base, we believe we will be able to create synergies by cross-selling our wireless data services and Wu Ji Network’s wireless IVR services to expand the user base for both of these services. Our acquisition also provides us with an additional distribution channel for our existing content, which may in turn increase our revenue and improve our economies of scale. Following our acquisition, we are one of the few Internet portal companies in China that provides wireless IVR services, which helps us to distinguish ourselves from our competitors. As Wu Ji Network is the leading provider of wireless IVR services in China as of December 31, 2003, we believe this acquisition positions us well to establish a foundation for providing interactive voice-related services and to capture growth in this market.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless IVR services. As a result, Puccini conducts its operations through Wu Ji Network, which is owned by PRC citizens. In addition, Puccini has entered into a series of contractual arrangements with Wu Ji Network and its owners. For a discussion of the contractual relationships with Wu Ji Network, see “Our Corporate Structure” and “Related Party Transactions.”

Terms of the Acquisition

Pursuant to the sale and purchase agreement that we entered into with Cranwood on September 25, 2003, we have agreed to pay Cranwood the following considerations:

•	an initial consideration which consists of (i) a nominal consideration of US$1.00 at the time of completion and (ii) a sum of US$18,500,000 in the form of our shares at the initial public offering price, which will be placed with an escrow agent, subject to the conditions as discussed below; and

•	an earn-out consideration that is equal to the excess over the initial consideration of (i) an amount equal to 7.7 times Puccini’s 2004 audited consolidated net profit; or (ii) if such 2004 audited consolidated net profit is less than an amount equal to 1.2 times the greater of Puccini’s 2003 audited consolidated net profit and RMB40,000,000 (US$4,832,318), an amount equal to 6 times Puccini’s 2004 audited consolidated net profit.

The total consideration is subject to a maximum of US$150,000,000.

To satisfy the initial consideration, which is subject to adjustments, we will issue ordinary shares representing the sum of US$18,500,000 at the initial public offering price to Cranwood to satisfy part of the initial consideration for the acquisition of Puccini. This allotment and issue to Cranwood will amount to 102,677,033 ordinary shares (representing 2.6% of our issued share capital immediately following the completion of this global offering) on the basis of an initial public offering price of US$14.56 per ADS, the mid-point of the estimated price range.

The payment of the earn-out consideration is structured such that half of the total consideration paid to Cranwood will be in cash and the balance of the total consideration (after also deducting the initial consideration)

is to be satisfied by the issue to Cranwood of our ordinary shares, calculated on the basis of an issue price equal to the average closing price of our ordinary shares as quoted on GEM for the 30 trading days immediately prior to the date in 2005 that we agree on the amount of Puccini’s 2004 audited consolidated net profit with Cranwood. Where the earn-out consideration is less than US$18,500,000, adjustments will be made to the initial consideration paid by us involving the sale in the market of certain of our ordinary shares already allotted to Cranwood as part of the initial consideration, with such sale proceeds being paid to us. The number of ordinary shares to be issued as earn-out consideration is limited such that Cranwood’s shareholding in us cannot be equal to or more than 30% of our issued share capital (and to the extent that the number of ordinary shares allotted and issued as earn-out consideration to Cranwood is reduced by such limit, the balance of the earn-out consideration will be paid in cash instead).

Cranwood has undertaken to us that with respect to any ordinary shares to be issued to it as consideration for the acquisition that, except with our prior consent and provided that they are in compliance with the requirements of The Hong Kong Stock Exchange and/or the GEM Listing Rules:

(a)	at any time on or before the date falling six months after the final payment date of the earn-out consideration, Cranwood will not, and will procure that the relevant registered owner(s) of such shares do not, dispose, transfer or assign any interests, whether directly or indirectly, of any such ordinary shares; and

(b)	at any time on or after the date falling six months after the final payment date of the earn-out consideration, Cranwood will not, and will procure that the relevant registered owner(s) of such shares will not sell more than 1% of the aggregate number of such ordinary shares on any trading day of The Hong Kong Stock Exchange.

In addition, subject to regulatory requirements, Cranwood has agreed to provide us, upon request, within 10 business days following the payment of the earn-out consideration, an unsecured, twelve-month loan at an interest rate of 0.5% over LIBOR in the amount of half of the cash earn-out consideration actually received by Cranwood.

The payment of the earn-out consideration will be due within 30 days of the issuance of our agreement on Puccini’s 2004 accounts with Cranwood. However, under the terms of the sale and purchase agreement, we have the right to rescind the agreement at any time prior to the final payment of the earn-out consideration upon a breach of certain warranties given by Cranwood and also in the event that Wu Ji Network ceases to hold all the necessary licenses or to have the benefit of certain principal agreements that are required for it to carry on its ordinary course of business.

Wu Ji Network’s Business

In October 2002, Wu Ji Network was among the first service providers to enter into agreements with China Mobile to provide wireless IVR services in China. At that time, wireless IVR services was only available in nine provinces in China. In May 2003, however, China Mobile launched its wireless IVR services nationwide. Mobile phone users access Wu Ji Network’s wireless IVR services through China Mobile’s network. Wu Ji Network’s wireless IVR services include weather forecasts, stock prices, jokes, short stories, dramas, songs and other entertainment topics, as well as community-oriented services, such as chat and dating services.

We believe that demand for wireless IVR services in China, like demand for other wireless value-added services, has been driven by the rapid increase in mobile phone ownership, the rise in average income and the emergence of a youth culture that rapidly adopts new modes of affordable entertainment.

Since Wu Ji Network launched its wireless IVR services, it has experienced rapid growth in its user base. The number of Wu Ji Network’s users who accessed its services increased to approximately 1,169,600 in the fourth quarter of 2003 from approximately 145,100 in the first quarter of 2003. In addition, the total amount of time that users spent accessing Wu Ji Network’s wireless IVR services increased to approximately 18,894,000 minutes in the fourth quarter of 2003 from approximately 1,732,400 minutes in the first quarter of 2003. The cumulative number of users who have accessed Wu Ji Network’s services since it began charging for its services in November 2002 was approximately 2,860,000 as of December 31, 2003. According to China Mobile, Wu Ji Network had the largest market share for wireless IVR services on China Mobile’s networks in 2003.

The following table sets forth certain operating data for Wu Ji Network’s wireless IVR services business for the periods indicated:

	For the three months ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(in thousands)
Number of users(1)	145.1	686.5	1,128.5	1,169.6
Minutes of use	1,732.4	11,446.0	18,517.1	18,894.0

(1)	Approximate number of users that accessed Wu Ji Network’s wireless IVR services during the quarter indicated.

In May 2003, Wu Ji Network established a free wireless IVR services hotline to provide information in connection with the outbreak of SARS in China. The SARS hotline contributed to the significant increase in usage of Wu Ji Network’s wireless IVR services in May 2003. By June 2003, the SARS epidemic was effectively controlled in China and usage of the SARS hotline decreased. In July 2003, China Mobile launched a promotion campaign, which contributed to an increase in the number of users for Wu Ji Network’s services in July.

Wu Ji Network currently has a call-handling capacity to serve approximately 1,100 users simultaneously. In December 2003, Wu Ji Network served 700 users simultaneously at its peak. If required, Wu Ji Network can double its call-handling capacity within two months by purchasing and installing additional wireless IVR services network equipment.

Wu Ji Network enjoys a first mover advantage with respect to developing relationships with China Mobile and content providers, as well as having established operational and technical expertise while this market is still relatively undeveloped.

Wireless IVR Products and Services

Wu Ji Network provides both information and community-oriented products through its wireless IVR services.

•	Information products. Users can listen to regularly updated prerecorded information, including with respect to the weather, stock prices, astrology, jokes, songs, short stories and other entertainment topics. Users can share IVR content with other users by sending SMS messages containing call-in details for the content. In December 2003, approximately 80% of Wu Ji Network’s wireless IVR services revenue was derived from its entertainment channel. In July 2003, Wu Ji Network launched a game channel on which players compete for daily and monthly cash prizes. Wu Ji Network plans to offer products that will provide information regarding restaurants, travel and lottery results in the first half of 2004.

•	Community-oriented products. Community-oriented products consist of chat and dating services. Users who register for these products are given an identification code, which allows them to communicate with other users anonymously in chat rooms and through one-on-one dating. Wu Ji Network launched its community-oriented products in July 2003.

Wu Ji Network operates a recording studio in which it creates all of its wireless IVR services content. Wu Ji Network develops its own content for certain channels by utilizing content in the public domain and content developed in-house, and obtains content for other channels from third party content providers on a revenue-sharing basis or by paying a fixed fee. Wu Ji Network has launched 28 channels as of December 31, 2003. The content Wu Ji Network provides is subject to regulation by the PRC government. For a description of the regulations associated with Wu Ji Network’s wireless IVR services business, see “Regulation.” Also see “Risk Factors — Risks Relating to Our Industry — Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet portal.”

Wireless IVR Services Cooperation Arrangements, Fees and Revenue Sharing

Wu Ji Network has established cooperation arrangements with China Mobile and content providers in connection with its wireless IVR services business. Under such cooperation arrangements, Wu Ji Network creates and aggregates content, produces audio recordings of the content and provides the hardware and software necessary to interact with wireless IVR services users. We currently do not expect Wu Ji Network to have any difficulty renewing its cooperation arrangements with China Mobile for delivering wireless IVR services.

Wu Ji Network sets its wireless IVR content fees within the standards established by China Mobile. Wu Ji Network charges a content fee to a user based on the amount of air-time for the user’s call. Wu Ji Network shares the content fee with China Mobile, which retained 30% of the content fees prior to May 2003 and retains 15% of the content fees thereafter. The following table sets forth the content fees for certain of Wu Ji Network’s wireless IVR services channels as of December 31, 2003:

Content Fees
(in RMB(1))
General entertainment channel	2.00/minute
Music/entertainment channel	1.00/minute
Games channel	1.00/minute

(1)	Our per message and subscription-based content fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB8.2767 = US$1.00 on December 31, 2003.

In addition, China Mobile also charges users an air-time fee, all of which China Mobile retains. China Mobile provides billing and collection services to Wu Ji Network for its wireless IVR services business in a similar manner that it provides billing and collection services to us for our wireless data services business. See “Our Business — Our Business — Wireless Value-Added Services — Fees and Revenue Sharing” and “Risk Factors — Risks Relating to Our Business — A substantial portion of our business depends on mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to our business operations and the loss of a significant portion of our revenues.”

Wu Ji Network also shares revenues with its content providers based on the amount of data sent using content from such content providers. Pursuant to arrangements with such content providers, the content providers receive between 50% and 90% of the revenues received from China Mobile with respect to wireless IVR services that use content from the third party provider.

Wu Ji Network entered into a wireless IVR services agreement with Beijing Mobile on October 8, 2003 to provide wireless IVR services to the mobile phone users of Beijing Mobile. Pursuant to this agreement, Beijing Mobile bills and collects IVR services fees from its mobile phone users, and retains 15% of the content fees. This agreement will expire in November 2004.

Competition

Wu Ji Network is the leading provider of wireless IVR services in China in terms of revenue. Its competitors in the wireless IVR services sector include Heng Xin Zhang Zhong You, Rock Mobile, Unihub, Hao Tian, Sina,

Tencent Technology Limited’s QQ and Honglian 95. We believe that Wu Ji Network has advantages over these competitors because it offers a more diversified range of products and, following our acquisition, it is one of a few wireless IVR services providers that is part of a leading Internet portal in China, which allows it to leverage on our diversified and developed content and experience in the wireless value-added services industry. Wu Ji Network also indirectly competes with providers of fixed-line IVR services. Because of the localized nature of fixed-line telecommunications networks, however, a nationwide coverage of fixed-line IVR services would require a long distance telephone charge, which would be substantially higher than wireless IVR air-time charges. As a result, the fixed-line IVR services market is segmented along regional lines, while a single nationwide market exists for wireless IVR services.

Due to low barriers to entry, we believe competition in the wireless IVR services market in China will increase as new wireless IVR service providers enter the market. In addition, the mobile telecommunications operators may either on their own, or in collaboration with other partners, launch competing wireless IVR services, such as through the establishment of partnerships or cooperation arrangements with other content providers to offer wireless IVR services. However, we expect that Wu Ji Network will continue to be a leading player in China’s wireless IVR services industry because of the wide range of products that it offers, its technical capability and operational experience in the industry, and its ability to leverage on our content library.

Selected Financial Data

The following table sets forth the selected financial data of Wu Ji Network for the periods indicated.

	For the period from July 31, 2002 (date of incorporation) to December 31, 2002	For the period from January 1, 2003 to November 19, 2003 (date of completion)	For the period from November 20, 2003 to December 31, 2003 (Unaudited)
	(in thousands of U.S. dollars)
Wu Ji Network Statement of Operations Data
Revenues	15	6,824	2,307
Cost of revenues	(15)	(1,664)	(502)

Gross profit	—	5,160	1,805

Operating expenses:
Selling and marketing expenses	—	(547)	(171)
General and administrative expenses	(6)	(184)	(30)
Amortization of intangibles	—	—	(629)
Other operating expense	—	(1,842)	—

Total operating expenses	(6)	(2,573)	(830)

(Loss)/income from operations	(6)	2,587	975
Interest income	—	6	3

(Loss)/income before tax	(6)	2,593	978
Income tax expense	—	(399)	—

Net (loss)/income and comprehensive (loss)/income	(6)	2,194	978

In 2003, Wu Ji Network’s revenues were US$9,131,000. Wu Ji Network’s revenues are subject to a 3.3% business sales tax, and revenues are presented after having deducted the amount of this sales tax.

Wu Ji Network’s cost of revenues were US$2,166,000 in 2003. Cost of revenues consists primarily of staff costs for employees that are directly involved in the provision of wireless IVR services, depreciation of computer equipment and software directly used in the provision of wireless IVR services, fees paid to third parties for content and technical service charges for the maintenance of the wireless IVR services platform. Wu Ji Network’s gross profit margin in 2003 was 76.3%.

Wu Ji Network’s operating expenses were US$3,403,000 in 2003. Operating expenses consist primarily of advertising and promotional expenses, office lease expenses and the amortization of intangibles. In addition, other operating expenses represented a donation made by Wu Ji Network to Shantou University in China in connection with our acquisition of Puccini. Wu Ji Network’s operating expenses amounted to 37.3% of its revenues in 2003.

On August 18, 2003, Wu Ji Network received a high technology enterprise preferential tax treatment, pursuant to which its net income is exempt from PRC taxation from July 1, 2003 to December 31, 2005, subject to a 7.5% income tax rate for the following three years and subject to a 15.0% income tax rate thereafter.

MANAGEMENT

General

Our directors are required to retire their position as a director of our company at each annual general meeting, however, they will be eligible for re-election.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	formulating our debt and finance policies and proposals for the increase or decrease in our issued capital and the issuance of debentures;

•	formulating our major acquisition and disposal plans, and plans for merger, division or dissolution;

•	formulating proposals for any amendments to our memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our memorandum and articles of association.

Directors and Executive Officers

Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers. The business address of each of our directors and executive officers is 8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Dong Cheng District, Beijing, PRC 100738.

Name	Age	Position
Frank John SIXT	52	Chairman of the Board of Directors
CHOW WOO Mo Fong, Susan	50	Alternate Director to the Chairman of the Board of Directors
Sing WANG	40	Vice Chairman of the Board of Directors
WANG Lei Lei	30	Executive Director and Chief Executive Officer
Peter Andrew SCHLOSS	43	Executive Director and Chief Financial Officer
XU Zhiming	42	Executive Director and Chief Operating Officer
WU Yun	31	Executive Director and Vice President of Operations
FENG Jue, Elaine	31	Executive Director and Executive Vice President of Sales and Marketing
FAN Tai	32	Executive Director and Financial Controller
Tommei Mei Kuen TONG	39	Non-Executive Director
MA Wei Hua	55	Independent Non-Executive Director
KWONG Che Keung, Gordon	54	Independent Non-Executive Director
MA Liang Chun, Joshua	36	Executive Vice President of Department of Wireless Operations
LIU Bing Hai	33	Vice President of Enterprise Solutions
HAN Jun	32	Vice President of Wireless Operations
CAO Tian Wei	30	Director of Client Services
ZHANG Ming Jin	27	Manager of Technology Department
Angela MAK	39	Company Secretary
LAM Suen Ling, Shermaine	28	Accountant

Executive Directors

WANG Lei Lei, 30, is an executive director and chief executive officer of our company in charge of our overall management. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in Electronic Technology and Information. Mr. Wang was appointed a non-executive director of our parent company in December 2002, a director of Beijing Super Channel in December 2002, a general manager of Beijing Super Channel in November 2000, a director of Shanghai Super Channel in March 2003, a director of Shenzhen Freenet in April 2001, an executive director of Beijing Lei Ting in November 2000 and the chairman of the board of directors and president of Beijing Lei Ting in August 2002. Mr. Wang joined our parent company in August 1999 and was made head of our parent company’s online operations in October 2001.

Peter Andrew SCHLOSS, 43, is an executive director and chief financial officer of our company. Mr. Schloss holds a B.A. in Political Science and J.D. from Tulane University. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation between 1989 and 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of STAR TV from 1993 to 1996, as well as a non-executive director of Asia Satellite Communications Company Limited from 1991 to 1995. He was also managing director of ING Barings and head of its Asian Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining our company.

XU Zhiming, 42, is an executive director and chief operating officer of our company. Dr. Xu graduated in 1983 from Peking University with a B.S. in Physics, in 1986 from the Graduate School of Chinese Academy of Social Sciences with an M.A. in Economics and in 1993 from University of Manchester in the United Kingdom with a Ph.D. in Economics. Since January 2002, Dr. Xu has served as a senior advisor to our parent company and he was appointed a director of Shanghai Super Channel in November 2003. Between 1999 and 2001, Dr. Xu was an executive director at China Resources Enterprises Limited, an executive director at China Resources Beijing Land Limited and managing director and chief operating officer at China Resources Logic Limited, all of which are listed on the Hong Kong Stock Exchange. Between 1993 and 1999, Dr. Xu also served as an investment banker in Hong Kong, including at Nomura International and NatWest Markets, as well as Bank Boston, where he also served as director and head of origination-Greater China.

WU Yun, 31, is an executive director and vice president of the department of operations of our company. Mr. Wu graduated from Peking University in 2001 with an MBA and in 1995 with a B.S. in Computer Software. Mr. Wu Joined our company in October 2000 as manager of the department of business development of Beijing Super Channel. In August 2001, he was appointed deputy general manager of Beijing Super Channel and vice president of corporate development of Beijing Super Channel. Mr. Wu was appointed a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. From 1998 to 2000, Mr. Wu served as manager of the department of information technology at Beijing Top Result Public Transportation Advertising Co., Ltd. From 1995 to 1998, Mr. Wu was assistant manager of the department of information technology at LG Electronics (China) Co., Ltd.

FENG Jue, Elaine, 31, is an executive director and executive vice president of the department of sales and marketing of our company. Ms. Feng graduated in 1994 from Peking University with a B.A. in International Trade. Since December 2002, Ms. Feng has served as vice president of the department of sales and marketing at Beijing Super Channel. Ms. Feng was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. Prior to joining our company, Ms. Feng served as vice president of the department of corporate business development at Sohu.com and as project manager at Richina Media Group Limited.

FAN Tai, 32, is an executive director and financial controller of our company. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an MBA and in 1994 from Beijing College of Economics with a B.A. in Accounting. Since August 2002, Mr. Fan has served as vice president of the department of finance at Beijing Super Channel. Prior to joining our company, Mr. Fan served as financial controller at Xin De Telecom and as an auditor at KPMG.

Non-Executive Directors

Frank John SIXT, 52, is the chairman of the board of directors of our company. Mr. Sixt holds an M.A. in Arts and a B.A. in Civil Law, and is a member of the Bar and the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt is also the chairman of the board of directors of our parent company, group finance director of Hutchison Whampoa Limited, an executive director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, and a director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc. and Partner Communications Company Ltd.

CHOW WOO Mo Fong, Susan, 50, is an alternate director to the chairman of the board, Mr. Frank Sixt. Ms. Chow is a solicitor and holds a B.A. in Business Administration. She is a non-executive director of our parent company and the deputy group managing director of Hutchison Whampoa Limited. Ms. Chow is also an executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Vanda Systems & Communication Holdings Limited (to be renamed to “Hutchison Global Communication Holdings Limited”) and a director of Hongkong Electric Holdings Limited and Partner Communications Company Ltd.

Sing WANG, 40, is the vice chairman of the board of directors of our company. Mr. Wang graduated in 1982 from Yunnan University, with a Bachelors degree in Science. He graduated from Oxford University in 1986 with an M.S. in Forestry and its Relation to Land Use, in 1989 with a B.A. in Philosophy, Politics and Economics and an M.A. in 1996. Mr. Wang was appointed chief executive officer and an executive director of our parent company in July 2000. Prior to joining our parent company, Mr. Wang worked at Goldman Sachs (Asia) L.L.C., as an executive director where his principal responsibilities were in the direct investment area. He was also a manager at Wardley Direct Investment Management Ltd., a subsidiary of the HSBC Group, and a strategic consultant at McKinsey & Co. in Chicago. Mr. Wang also worked for the Chinese Academy of Sciences immediately after he graduated from Yunnan University.

TONG Mei Kuen, Tommei, 39, is a non-executive director of our company. Ms. Tong graduated from the University of Hong Kong in 1986 with a B.A. in Social Sciences. Ms. Tong was appointed chief financial officer in March 2003 and an executive director of our parent company in April 2003. She is also a Fellow of the Chartered Association of Certified Accountants in England and an Associate of the Hong Kong Society of Accountants. Prior to joining our parent company, Ms. Tong served as chief financial officer and chief operating officer of Ping An Insurance (Group) of China, Ltd., and prior to that, Ms. Tong also served as a partner of Arthur Andersen & Co..

Independent Non-Executive Directors

MA Wei Hua, 55, is an independent non-executive director of our company. Mr. Ma obtained a Ph.D. in Economics from Southwestern Finance and Economics University in 1998. He is also currently the president and chief executive officer of China Merchants Bank.

KWONG Che Keung, Gordon, 54, is an independent non-executive director of our company. Mr. Kwong graduated from the University of Hong Kong in 1972 and qualified as a chartered accountant in England in 1977. He is currently a non-executive director of COSCO Pacific Limited and COSCO International Holdings Limited and an independent non-executive director of a number of other public companies in Hong Kong. Prior to such positions, Mr. Kwong was a partner of PricewaterhouseCoopers. He has also served as a part-time panel member of the Hong Kong Government Central Policy Unit and was an independent member of the Council of the Hong Kong Stock Exchange.

Executive Officers

MA Liang Chun, Joshua, 36, is an executive vice president of the department of wireless operations of our Company. Mr. Ma graduated in 1994 from National Chung Hsin University, Taiwan with an MBA, and in 1992 from Chinese Culture University with a B.S in Geology. Mr. Ma joined our company in February 2004. Prior to joining our company, Mr. Ma served as chief executive officer of Rock Mobile Corporation since 2000.

LIU Bing Hai, 33, is vice president of enterprise solutions of our company. Mr. Liu graduated in 1996 from Beijing University of Technology with an M.S. in Computer Aided Design and in 1993 from North China University with a B.S. in Transmission Controls. Mr. Liu joined our company in September 1999 as project manager. Since November 2002, Mr. Liu has served as assistant general manager at Beijing Super Channel. Mr. Liu was appointed as a director of GreaTom in October 2003. Prior to joining our company, Mr. Liu served as departmental manager of the Electronic Data Interchange Computer Center of Beijing Foreign Economic and Trade Commission.

HAN Jun, 32, is vice president of wireless operations of our company. Mr. Han graduated in 1993 from Beijing University of Technology with a diploma in Software Engineering. Since September 2003, he has been the director of the wireless applications department of Beijing Super Channel. From July 2000 to 2002, he was vice director of production editing of Beijing Super Channel. Prior to joining our company in March 2000, he was an engineer at Beijing Putian Peace Telecommunications Technology Corp.

CAO Tian Wei, 30, has served as director of client services of our company since October 2003. Mr. Cao graduated from the College of Mechanics and Engineering in the University of Science and Technology Beijing in 1996 with a B.S. in Engineering. Prior to joining our company in September 2003, he served as sales supporting manager at Beijing Sina Internet.

ZHANG Ming Jin, 27, is manager of the technology department of our company. Ms. Zhang graduated from the College of Information Science in the Capital University of Economics and Trade in 2001 with an M.S. and in 1998 with a B.S. in Information Management. Ms. Zhang joined our company in August 2000 and was promoted to programmer and system analyst in November 2000, and in November 2002, she was promoted to senior engineer of Beijing Super Channel.

Angela MAK, 39, is company secretary of our company. Ms. Mak is also general counsel and company secretary of our parent company. She holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of New South Wales in Australia. She has been admitted as a solicitor in New South Wales (Australia), England and Wales and Hong Kong. Prior to joining our parent company, she was a senior group legal counsel of Hutchison Whampoa Limited.

LAM Suen Ling, Shermaine, 28, is an accountant of our company. She holds a B.S. degree of business administration from The Chinese University of Hong Kong. Prior to joining our parent company, she had worked at PricewaterhouseCoopers in Hong Kong for over four years. Ms. Lam is an Associate of the Association of Chartered Certified Accountants and an Associate of the Hong Kong Society of Accountants. In January 2004, Ms. Lam commenced working on a full-time basis for our company.

There is no family relationship between any of our directors or executive officers.

Each of our executive directors has entered into a service agreement with us. Pursuant to the service agreements, each of our executive directors is entitled to receive a basic salary and will also receive an annual bonus payable for each twelve month period completed by such executive director commencing on January 1 of the calendar year immediately following the date such executive director enters into such employment contract. All of the executive directors are bound by the confidentiality and non-competition provisions in each of their employment agreements with us.

Board Practices

To enhance our corporate governance, we have established three board committees: an audit committee, a nominations committee and a remunerations committee, all of which are comprised primarily of independent non-executive directors.

Audit Committee

We have established an audit committee in accordance with the Nasdaq Listing Rules and Chapter 5 of GEM Listing Rules, which reviews our internal accounting procedures and considers and reports to our board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. All audit committee members are independent non-executive directors. Currently, our audit committee comprises our two independent directors, Mr. Kwong Che Keung, Gordon and Mr. Ma Wei Hua and we expect to appoint a third independent non-executive director before the end of September 2004.

Nominations Committee

We have established a nominations committee, which identifies individuals qualified to become members of our board of directors and recommends that the board selects our director nominees. A majority of the nominations committee are independent non-executive directors. The members of our nominations committee are Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Mr. Frank John Sixt.

Remunerations Committee

We have established a remunerations committee, which reviews and recommends to our board of directors the salaries, benefits and stock option grants of our directors and executive employees. A majority of the remunerations committee are independent non-executive directors. The members of our remunerations committee are Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Mr. Frank John Sixt.

Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of salaries, annual bonuses and share options. Wang Lei Lei, Peter Andrew Schloss, Xu Zhiming, Wu Yun, Feng Jue, Elaine and Fan Tai, each an executive director, have entered into service agreements with us. The service agreements are continuous in term unless terminated upon three months’ written notice, with the exception of the service agreement with Wang Lei Lei, which has an initial term of three years and may be terminated thereafter upon three months written notice. The executive directors are entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date of such service agreement. Each of Peter Andrew Schloss and Wang Lei Lei is entitled to a monthly housing allowance of US$10,304 and US$3,284, respectively, and Wang Lei Lei is also entitled to a holiday allowance of US$13,461 per annum payable at the end of each year. Our executive directors are also entitled to reimbursement of all reasonable out of pocket expenses and medical benefits. The aggregate remuneration paid and benefits in kind granted to our directors and executive officers for the years ended December 31, 2002 and 2003 was approximately US$642,000 and US$1,213,000, respectively. The current basic annual salaries of our executive directors are as follows:

Wang Lei Lei	US$135,755
Peter Andrew Schloss	US$185,471
Xu Zhiming	US$247,295
Wu Yun	US$62,468
Feng Jue, Elaine	US$36,321
Fan Tai	US$65,430

None of these service agreements provide benefits to our directors or executive officers upon termination.

Share Options

We adopted a pre-initial public offering share option plan, pursuant to which we have granted 280,000,000 options to certain of our employees and business associates to acquire our ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. We may not grant any additional options pursuant to this plan. The options granted under this plan will expire ten years from the date of grant.

The following table sets forth information on options that have been granted pursuant to our pre-initial public offering share option plan.

Name of grantee	Number of shares to be issued upon exercise of options(1)	Approximate percentage of our issued share capital immediately after completion of the global offering(2)

Executive Directors(3)

Wang Lei Lei	165,000,000(4)	3.94%

Peter A. Schloss	10,000,000(5)	0.24%

Xu Zhiming	7,500,000(6)	0.18%

Elaine Jue Feng	10,000,000(6)	0.24%

Wu Yun	7,500,000(6)	0.18%

Fan Tai	10,000,000(6)	0.24%

Senior Management

Joshua L. C. Ma	5,000,000(5)	0.12%

Liu Bing Hai	7,500,000(6)	0.18%

Han Jun	10,000,000(6)	0.24%

Cao Tian Wei	1,073,105(6)	0.03%

Zhang Ming Jin	1,056,595(6)	0.03%

Shermaine S. L. Lam	300,000(6)	0.01%

Others

Pu Dong Wan	7,500,000(6)	0.18%

Wan Hua	2,686,197(6)	0.06%

Su Ying Qi	2,604,164(6)	0.06%

Xie Ning	2,296,943(6)	0.05%

Dou Li Jun	1,650,930(6)	0.04%

Tian Yu Ling	1,500,000(6)	0.04%

Ouyang Zheng Yu	1,320,744(6)	0.03%

Du Ying Shuang	1,282,547(6)	0.03%

Wong King Chuen	1,100,620(6)	0.03%

Dong Na Wei	1,089,614(6)	0.03%

Other staff (comprising 463 individuals)	22,038,541(6)	0.53%

Total	280,000,000	6.69%

(1)	The expiration date for all of the options granted pursuant to our pre-initial public offering share option plan is February 15, 2014.

(2)	Assumes (i) an initial public offering price per ADS of US$14.56 , which is the mid-point of the estimated price range of between US$13.56 and US$15.56 , (ii) the issuance of 102,677,033 ordinary shares to Cranwood to satisfy the initial consideration for our acquisition of Puccini, and adjusted to reflect the issuance of ordinary shares upon full exercise of all options granted under the pre-initial public offering share option plan.
(3)	Each of our directors has undertaken to the Hong Kong Stock Exchange not to exercise his or her options to the extent that such exercise would result in the public float being reduced below the minimum percentage prescribed by the GEM Listing Rules. Any of our shares which are held by our directors are not considered to be in public hands under the GEM Listing Rules.
(4)	Of the options to be granted, 10% vest one month after our shares are listed on GEM, or the listing date, but are not exercisable until six months after the listing date, and 15%, 20%, 25% and 30%, respectively, vest one, two, three and four years after the listing date.
(5)	Of the options to be granted, 15%, 25%, 30% and 30%, respectively, vest one, two, three and four years after the listing date.
(6)	Of the options granted, 10% vest one month after the listing date, but are not exercisable until six months after the listing date, and the remaining options vest ratably over three years on an annual basis commencing on the first anniversary of the listing date.

In addition, we adopted a share option scheme, pursuant to which we may grant our officers, directors, employees and business associates options to purchase our ordinary shares. The purchase price for ordinary shares issued upon exercise of an option may not be less than the higher of the closing price of our ordinary shares on GEM on the grant date, the average closing price of our ordinary shares for the five business days immediately preceding the grant date and the nominal value of our ordinary shares. The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of our issued ordinary shares. We may, however, seek separate approvals from our shareholders and our parent company’s shareholders for granting options beyond the 10% limit. Under GEM Listing Rules, the limit on the number of our ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the scheme and the plan must not exceed 30% of our total ordinary shares in issue from time to time. As of the date of this prospectus, we have not granted any options pursuant to this scheme. This scheme will be valid and effective for a period of ten years and no options may be granted pursuant to this scheme following the expiration of the scheme.

REGULATION

Overview of Our Business Licenses

Under the existing PRC laws, rules and regulations, we are required, and have obtained, the licenses, permits, approvals or other consents for our operations. The following are the principal licenses, permits, approvals and other consents that are required and have been obtained for our operations:

•	Wireless value-added services. This business requires:

–	an approval to be issued by the local Telecommunications Administration Bureau for operating Internet information services, which has been obtained by each of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network;

–	a permit to be issued by Beijing Telecommunications Administration Bureau to operate a value-added telecommunications business, which has been obtained by each of Beijing Lei Ting and Wu Ji Network; and

–	a permit to be issued by the local Telecommunications Administration Bureau to operate a telecommunications and information service business, which has been obtained by each of Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network.

•	Online advertising. This business requires an advertising operating license to be issued by the Beijing AIC, which has been obtained by Beijing Lei Ting as it is our only entity that operates online advertising.

•	Commercial enterprise solutions. This business does not require any specific license, permit, approval or other consent.

In the opinion of our PRC legal counsel, no licenses, permits, approvals or other consents, other than those that we have already obtained and the Internet Culture Business Operation License that Shenzhen Freenet is in the process of obtaining, is required under any of the existing PRC laws, rules and regulations to conduct our business activities.

General

The telecommunications industry, including computer information and Internet access services, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MII, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

In March 1998, the National People’s Congress of the PRC approved a government restructuring plan that directed the MII to assume, among other things, the regulatory, administrative and other responsibilities of, and rights previously exercised by, the former Ministry of Post and Telecommunications.

The MII, under the leadership of the State Council, is responsible for, among other things:

•	formulating and enforcing telecommunications industry policy, standards and regulations;

•	granting licenses to provide telecommunications and Internet access services;

•	formulating tariff and service charge policies for telecommunications and Internet access services;

•	supervising the operations of telecommunications and Internet access service providers; and

•	maintaining fair and orderly market competition among operators.

In September 2000, the PRC State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses, with ICP services and e-mail services classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services (including the radio paging services included in infrastructure telecommunications services) shall not exceed 50%. In addition, pursuant to Foreign Investment Industrial Guidance Catalogue, as of December 11, 2003 the permitted foreign investment ratio of value-added telecommunications services is 50%. To comply with PRC regulations, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network, each of which is wholly-owned by PRC citizens and incorporated in the PRC. We do not have any equity interests in these three operating companies and instead enjoy the economic benefit of such operating companies through a series of contractual arrangements, which certain of our wholly-owned subsidiaries have entered into with such companies and their respective shareholders as described “Our Corporate Structure” and “Related Party Transactions.” In the opinion of our PRC legal counsel, the ownership structures of these operating companies comply with all existing PRC laws, rules and regulations, including the Telecom FIE Rules.

The Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, were promulgated by the MII on December 26, 2001. The Telecom License Measures confirm that there are two types of telecommunications operating licenses for operators in China (including foreign-invested telecommunications enterprises), namely, licenses for infrastructure services and licenses for value-added services. With respect to the latter, a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business (whether infrastructure or value-added) in accordance with the specifications recorded on its Telecom Business Operating License. The Telecom License Measures also confirm that the MII is the competent approval authority for foreign-invested telecommunications enterprises.

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. In September 2000, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial websites located within Beijing to register their website names and commercial websites with the Beijing AIC. In April 2001, the Beijing AIC also promulgated the Online Advertising Tentative Administrative Measures requiring all ICPs within Beijing which provide online advertising services to obtain an advertising operating license. In addition, the Beijing Telecommunications Administration Bureau issued a circular requiring bulletin board services, or BBS, providers to obtain approval from the Beijing Telecommunications Administration Bureau.

Beijing Lei Ting has obtained a commercial website registration certificate, a website name registration certificate, an advertising operating license, an approval for providing BBS, an approval from the Beijing Telecommunications Administration Bureau to operate an Internet connection services business, an approval from Beijing People’s Government News Office to engage in publishing news on its website www.tom.com, an Internet Culture Business Operation License issued by the Ministry of Culture and a data base and network service certificate. Shenzhen Freenet has obtained approval from the Guangdong Province Telecommunications Administration Bureau to operate an Internet information services business and is in the process of applying for an Internet Culture Business Operation License from the Ministry of Culture. Wu Ji Network has obtained approval from the Beijing Telecommunications Administration Bureau to operate an Internet information services business, a permit to operate telecommunications and information services business and permits for value-added telecommunications business operations.

Regulation of Internet Content Services; Publications

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures, or the ICP Measures, in September 2000, the MII and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures, and the Tentative Administrative Measures Concerning Internet Portals Carrying on the News Displaying Business, or the Internet News Measures. The ICP Measures require that commercial ICP operators must obtain an ICP license from the appropriate telecommunications authorities in order to carry on any commercial ICP operations within China. ICP operators must display their operating license numbers in a conspicuous location on their home page. ICP operators are obliged to police their websites in order to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions that have been promulgated by other ministries over the past few years. In addition, the ICP Measures also provide that ICP operators which operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP operator engaged in providing online BBS is subject to a special approval and filing process with the relevant governmental telecommunications authorities. The Internet News Measures require that any ICP operator engaging in any news displaying services must obtain approval for those services from the appropriate governmental authorities on news. Of particular note to foreign investors, the ICP Measures stipulate that ICP operators must obtain the consent of the MII prior to establishing an equity or cooperative joint venture with a foreign partner.

Certain local governments have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing AIC has promulgated a number of Internet-related rules. In April 2001, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial websites located within Beijing to register their website names and commercial websites with the Beijing AIC.

The Beijing Telecommunications Administration Bureau (the municipal branch of the MII) issued to Beijing Lei Ting (a) a Telecommunications and Information Services Operating License on August 30, 2001 (b) a Value-added Telecommunications Business Operation Permit and (c) Internet Connect Services Business Operating Approval. The Guangdong Telecommunications Administration Bureau (the provincial branch of the MII) issued to Shenzhen Freenet a Telecommunications and Information Services Operating License on March 30, 2001 and (b) Internet Information Services Business Operating Approval. The Beijing Telecommunications Administration Bureau issued to Wu Ji Network a Telecommunications and Information Services Operating License on September 9, 2002 (b) a Value-added Telecommunications Business Operation Permit and (c) Internet Connect Services Business Operating Approval. These licenses are subject to standard annual reviews.

The Ministry of Health, the State Drug Administration and other regulatory authorities of the PRC have also adopted regulations regarding the online dissemination of online medical or drug-related information. These regulations require that, among other things, medical, health and drug information must be scientific and accurate and the sources of the information must be identified. Websites which have received approval to disseminate such information must also publish or reprint health policies, information on epidemics and major health-related incidents and other information in this area in accordance with law. Medical and drug-related advertisements published by such websites are also prohibited from exaggerating the efficacy or promoting the medical uses of the advertised products.

On November 7, 2000, the Internet News Measures was promulgated by the State Council News Office and the MII. These rules stipulate that general websites established by non-news organizations, such as Beijing Lei Ting, may publish news released by certain official news agencies if such websites satisfy the requirements set forth in Article 9 of the rules and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. The aforementioned requirements include the following:

•	they must have a purpose and guidelines with respect to online news services that comply with laws and regulations;

•	they must have the necessary news editorial departments, funds, equipment and premises;

•	they must have professional staff in charge of editing who are experienced in journalism and are qualified at a medium or higher level to hold technical positions in journalism, and an appropriate number of editorial staff who are qualified at a medium or higher level to hold technical positions in journalism; and

•	they must use news sources such as State news agencies, news bureaus of departments under the State Council or news agencies directly under the provinces, autonomous regions or directly administered municipalities.

The aforementioned rules also require the general websites of non-news organizations to apply to the State Council News Office at the national level for approval after securing the consent of the local government news office before they commence operating news dissemination services. Also, general websites intending to publish news released by the aforementioned news agencies or bureaus must enter into agreements with them and submit copies of those agreements to the relevant administration department. On March 29, 2001, the Beijing Municipal Government News Office approved Beijing Lei Ting to develop online news dissemination services.

The SNPA is the government agency responsible for regulating publishing activities in China. On June 27, 2002, MII and the State News and Publications Bureau of the PRC jointly promulgated the Internet Publishing Tentative Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from SNPA. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, etc. that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

Under the relevant regulations, ICP operators and Internet publishers are prohibited from posting or displaying any content that:

•	opposes the fundamental principles determined in the PRC’s Constitution;

•	compromises State security, divulges State secrets, subverts State power or damages national unity;

•	harms the dignity or interests of the State;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

Failure to comply with this content censorship requirement may result in the revocation of ICP licenses and the closing down of the concerned websites.

Beijing Lei Ting has obtained an approval from the Beijing People’s Government News Office to publish news on its website, www.tom.com.

Regulation of Advertisements

The SAIC is the government agency responsible for regulating advertising activities in China. While there are no nationwide uniform laws or regulations in China specifically governing online advertising businesses, certain local government authorities, such as the Beijing AIC, have issued a number of regulations governing online advertising businesses. In March 2001, the Beijing AIC promulgated the Online Advertising Tentative Administrative Measures, which requires all ICPs providing online advertising services within Beijing to obtain an advertising operations license. In addition, the Beijing Telecommunication Administrative Bureau issued a circular requiring BBS providers to obtain approval from the Beijing Telecommunications Administration Bureau. The SAIC and the Beijing AIC have already released and adopted a handful of regulations in this area, namely, the Notice Regarding the Standardization for Qualifications for the Operation of Online Advertising, Notice Regarding Applications by Network Economic Organizations for an Advertising Business License, Mandatory Regulations for the Administration Systems of Advertising Enterprises and Qualification Standards for the Registration of Online Advertising Business. According to the Notice Regarding the Standardization for Qualifications for the Operation of Online Advertising, those companies that have already obtained an advertising operating license may undertake design and production and agency work in relation to online advertising and may carry out advertising publication business via their own websites. We cannot predict what stance the SAIC or any other PRC governmental agencies may adopt in the future.

On June 14, 2001, the SAIC issued to Beijing Lei Ting an advertising operating license, which enables us to conduct our online advertising business. This license is subject to a standard annual review. Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network have obtained permits for telecommunications and information services business operations.

Regulation of E-Commerce

At present, except for certain rules or directives issued by certain governmental authorities, there are no specific PRC laws at the national level governing e-commerce or defining e-commerce activities, and no PRC government authority has been designated to regulate e-commerce. There are existing regulations governing retail and auction businesses which require companies to obtain licenses in order to engage in these businesses. However, it is unclear whether these existing regulations will be applied to e-commerce. There is no assurance that the PRC government will not, in the future, promulgate specific regulations governing e-commerce, designate a government agency to regulate e-commerce activities or apply existing retail and auction regulations to e-commerce activities, any of which events could restrict our business activities.

Regulation of Wireless Value-Added Services

Our business activities include the provision of online services related to SMS. PRC legislation on wireless telecommunications is generally aimed at regulating equipment and infrastructure rather than applications and value-added service providers. In September 2000, the State Council promulgated the Telecommunications Regulations, or Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either an infrastructure telecommunications business or a value-added telecommunications business, with ICP services and e-mail services classified as a value-added telecommunications business. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

The Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, were promulgated by the MII on December 26, 2001. The Telecom License Measures confirm that there are two types of telecommunications operations licenses for operators in China (including foreign-invested telecommunications enterprises), namely, licenses for infrastructure services and licenses for value-added services, for which a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. An appendix to the license details the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business, for both infrastructure and value-added services types of businesses, according to the specifications recorded on its Telecom Business Operating License. The Telecom License Measures also confirm that the MII is the competent approval authority for foreign-invested telecommunications enterprises. There is currently no nationwide legislation that specifically addresses the provision of SMS. At this time, it is uncertain when national legislation might be issued to regulate this business, and it is likewise difficult to determine whether such legislation would stipulate nationwide requirements similar to the current trial provincial legislation.

Beijing Lei Ting and Wu Ji Network have obtained permits to operate value-added telecommunications businesses.

Regulation of Online Games and Internet Culture Activities

On May 10, 2003, the Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of July 1, 2003. The Internet Culture Measures require ICPs which engage in “Internet Culture Activities” to obtain a license for Internet Culture Business Operations from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet Culture Activities” includes, among other things, acts of online dissemination of “Internet Cultural Products,” such as audio-visual products, gaming products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet Cultural Products. In addition, these regulations require a separate review of the content of any online games which are imported into China.

In November 2003, the Ministry of Culture issued an Internet Culture Business Operations license to Beijing Lei Ting. Shenzhen Freenet is in the process of obtaining a license for Internet Culture Business Operations.

Regulation of International Connections for Computer Information Networks

The State Council and the MII have promulgated certain regulations governing international connections for computer networks in China. Under these regulations, any entity wishing to access international connections for their computer information networks in China, such as Beijing Lei Ting, and Shenzhen Freenet, must comply with the following requirements:

•	be a PRC legal person;

•	have the appropriate equipment, facilities and technical and administrative personnel;

•	have implemented and registered a system of information security and censorship; and

•	effect international connections through an international communications gateway established with the approval of the MII.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, Beijing Lei Ting and Shenzhen Freenet are in proper compliance with all of these requirements.

Regulation of Information Security and Censorship

PRC legislation concerning information security and censorship specifically prohibits the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of State secrets.

•	“A breach of public security” includes breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens; or illegal or criminal activities.

•	“Socially destabilizing content” includes any action that incites defiance or violation of PRC laws; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities; or spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder, or horrific acts or instigates criminal acts.

•	“State secrets” are defined as “matters that affect the security and interest of the State.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on State affairs, national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded.”

According to the aforementioned legislation, it is mandatory for Internet companies in China to complete security filing procedures with the local public security bureau and for them to update regularly with the local public security bureau regarding information security and censorship systems for their websites. In this regard, the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, promulgated in July 2002 by the Beijing AIC, state that websites must comply with the following requirements:

•	they must file with the Beijing AIC and obtain electronic registration marks;

•	they must place the registration marks on their websites’ homepages; and

•	they must register their website names with the Beijing AIC.

We have successfully filed and registered our website and website name with the Beijing AIC on May 18, 2001. Accordingly, we have obtained an electronic registration mark, which is prominently placed on our homepage.

Business License

Beijing Lei Ting is structured as a technology-oriented company, and together with Shenzhen Freenet, is engaged in online advertising business, subscription, SMS and e-commerce activities. Under current PRC law, such companies may commence operations upon the issuance of a business license by the SAIC and a telecommunications value-added business license issued by the MII. In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, Beijing Lei Ting, Shenzen Freenet and Wu Ji Network have satisfied the aforementioned requirements and are fully authorized to undertake their business operations.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures, the business and the operations of our company, and all of our subsidiaries and operating companies, comply with all existing PRC laws, rules and regulations. In addition, no consent, approval or license, other than those that have already obtained, is required under any of the existing PRC laws, rules and regulations for such ownership structures, businesses and operations.

RELATIONSHIP WITH OUR PARENT COMPANY

TOM Group Limited (formerly TOM.COM LIMITED), our parent company, was incorporated in the Cayman Islands on October 5, 1999, and its shares commenced trading on GEM on March 1, 2000. Prior to our reorganization, our parent company was principally engaged in the online media, outdoor media, publishing, and sports and entertainment businesses.

As part of our reorganization, our parent company transferred to us its wireless value-added services, online advertising and commercial enterprise solutions businesses in China, while it continues to operate its other business segments. For a description of our reorganization, see “Our Corporate Structure.”

Non-Competition Undertaking

In connection with this offering, we entered into a deed of non-competition with our parent company. Under this deed, among other things and subject to certain conditions:

•	our parent company undertakes to us that, without our prior written consent, it will not, and shall ensure that its subsidiaries will not, directly or indirectly, within the PRC engage in, invest in, carry on, participate in or have any interest in, any online activities that compete with our online businesses in the PRC (including wireless value-added services, online advertising and commercial enterprises solutions);

•	if our parent company or any of its subsidiaries identifies or is offered by a third party any online business opportunity (i) within the PRC, then our parent company or its subsidiary will give us a right of first refusal to such online business opportunity, and should we decline and our parent company or one of its subsidiaries chooses to engage in such business and subsequently dispose of its interest in the business created from such business opportunity, it shall give us a right of first refusal to acquire its interest, which will expire on the fifth anniversary date of the deed of non-competition or (ii) outside the PRC, then our parent company or its subsidiary will give us a right of first refusal to such online business opportunity; and

•	as part of its principal businesses, which comprise outdoor media, print media, sports and entertainment, and any other new business that our parent company may have from time to time, our parent company and its subsidiaries may continue to engage in certain online services ancillary to their businesses so long as:

—	the revenue earned for such ancillary online services of any of our parent company’s business divisions (excluding the online services provided through its Hong Kong portal) will not exceed 10% of the total revenue earned from that division in the same financial year;

—	the revenue earned for such ancillary online services of all of our parent company’s businesses (including online services provided through its Hong Kong portal) will not exceed 5% of the total revenue of our parent company (but excluding the revenue attributed to us which is consolidated into the total revenue of our parent company) in the same financial year; and

—	the revenue earned for such ancillary online services of all of our parent company’s businesses (including online services provided through its Hong Kong portal) will not exceed 15% of our total revenue in the same financial year.

In addition, our parent company granted us a call option exercisable within 3 years from the date of listing our ordinary shares on GEM, which allows us to acquire our parent company’s Hong Kong portal at a market price that will be determined by an independent valuer.

The deed of non-competition does not place any restriction on the ten excluded business entities of our parent company in either non-portal businesses within the PRC, online businesses outside the PRC or passive investments of our parent company (other than our parent company’s Hong Kong portal), nor does it restrict our parent company from undertaking any television or broadcasting business, any ISP business, audio-visual business or any investments in either listed companies which engage in online activities (provided our parent company’s interest does not exceed 5%) or any investment funds (provided that any such investment fund does not take a majority interest in any online business and that such online business shall not be operated by our parent company).

The deed of non-competition shall take effect on the date of listing of our ordinary shares on GEM and our ADSs on the Nasdaq National Market and will terminate on the later of (i) when our parent company ceases to hold, directly or indirectly, 30% or more of our issued share capital, (ii) when our ordinary shares or ADSs are no longer listed on either GEM or the Nasdaq National Market, or (iii) the second anniversary date of the deed of non-competition.

RELATED PARTY TRANSACTIONS

Related Party Transactions

Upon completion of the global offering, our parent company will directly own and control approximately 72% of our issued share capital (or approximately 68% if the underwriters exercise the over-allotment option in full), assuming 102,677,033 ordinary shares are issued to Cranwood at the initial public offering price of US$14.56 per ADS, the mid-point of the estimated public offering price range. We have entered into various agreements with our parent company and a number of its subsidiaries, some of which constitute connected transactions within the meaning of the GEM Listing Rules.

Agreements Relating to Our Reorganization and the Global Offering

Restructuring Agreement.    We, our parent company and Rich Wealth Holdings Limited, a wholly-owned subsidiary of our parent company, entered into a restructuring agreement on September 20, 2003, pursuant to which our parent company and Rich Wealth Holdings Limited transferred to us their 100% interest in the issued share capital of Lahiji and Laurstinus, and Advanced Internet Services, respectively.

Trademark and Domain Name License Agreement.    tom.com enterprises limited, a wholly-owned subsidiary of our parent company, entered into a trademark and domain name license agreement with Beijing Super Channel, one of our wholly-owned subsidiaries, pursuant to which tom.com enterprises limited granted Beijing Super Channel an exclusive license to use certain trademarks relating to the “TOM” logo and the domain names of tom.com, bj.tom.com and cn.tom.com solely in respect of Internet and Internet-related businesses in the PRC. This license is free of charge until the later of (i) when our parent company ceases to hold 30% or more of our issued share capital and (ii) the second anniversary of the day on which our ordinary shares begin to be listed on GEM. At that time, Beijing Super Channel will have to pay a license fee, to be determined under a new agreement between the parties, to tom.com enterprises limited for the use of the trademarks. In the event that we and our parent company cannot agree on the license fee or other terms of use of the trademarks, Beijing Super Channel may continue to use the trademarks free of charge for one year from the date we cease to have the right to use these trademarks free of charge. In addition, Beijing Super Channel may require tom.com enterprises limited to grant it a perpetual license of the domain names for a license fee to be agreed upon, provided such fee shall not exceed US$5,000,000.

Agreements in Connection with Our Acquisition of Puccini

Sale and Purchase Agreement.    Bright Horizon Enterprises Limited, one of our wholly-owned subsidiaries, entered into a sale and purchase agreement with Cranwood, a 24.6% shareholder of our parent company, on September 25, 2003 to acquire its entire issued share capital in Puccini, which provides wireless IVR services in China through Wu Ji Network. We and our parent company agreed to serve as guarantors of Bright Horizon Enterprises Limited. For further details of the terms of the acquisition, see “Our Acquisition.”

Ongoing Related Party Transactions between Us or Our Subsidiaries and Our Parent Company or its Subsidiaries

In connection with our reorganization, we have entered into various agreements in respect of ongoing provision of media and other services with our parent company or its subsidiaries as described below.

Administrative Services Agreement.    TOM.COM INTERNATIONAL LIMITED, a wholly-owned subsidiary of our parent company, entered into an administrative services agreement with us on September 26, 2003. Pursuant to this administrative services agreement, TOM.COM INTERNATIONAL LIMITED will provide or will use reasonable endeavours to procure our parent company and its other subsidiaries to provide us certain administrative services, including company secretarial services, legal services and staff training services. This agreement is for a term of three years from the date of our listing of our ordinary shares on GEM. We expect that the fees payable annually by us under this agreement will not exceed HK$5 million (US$0.6 million). The fees incurred by us under this agreement will be calculated on a cost reimbursement basis by reference to the actual cost incurred in providing such services.

Media Services Agreement.    We entered into a media services agreement with TOM.COM INTERNATIONAL LIMITED, a wholly-owned subsidiary of our parent company on September 26, 2003. Pursuant to this agreement, TOM.COM INTERNATIONAL LIMITED shall provide and/or use reasonable endeavors to procure the provision of certain goods and services to us on a non-exclusive basis, including print and publishing services, public relations and sports event management and other organization services, content, advertising services or other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. The annual fee caps for media services under this agreement are HK$3 million (US$0.4 million) for 2004, HK$4 million (US$0.5 million) for 2005 and HK$5 million (US$0.6 million) for 2006.

Online Media Services Agreement.    We entered into an online media services agreement with TOM.COM INTERNATIONAL LIMITED on September 26, 2003. Pursuant to this agreement, we shall provide and/or procure the provision of certain goods and services to our parent company and its subsidiaries on a non-exclusive basis, including content, mobile communication, infotainment services or related telecommunications services, website development maintenance and hosting services and online advertising services. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. The annual fee caps for the online media services under this agreement are HK$1 million (US$0.1 million) for the period from the date of our listing until the end of 2004, HK$1.5 million (US$0.2 million) for 2005 and HK$2 million (US$0.3 million) for 2006.

Cooperation Agreement.     Shanghai Maya Online Broadband Network Company Limited, or Shanghai Maya, a subsidiary of our parent company, entered into a cooperation agreement with Beijing Lei Ting on January 27, 2003. Pursuant to this agreement, Shanghai Maya provides and permits Beijing Lei Ting to use certain content from its database while Beijing Lei Ting provides access to its wireless short messaging platform and mobile network to Shanghai Maya to enable it to provide wireless value-added services. In addition, Shanghai Maya permits Beijing Lei Ting to place on Shanghai Maya’s website, www.cnmaya.com, hyperlinks to the websites controlled by Beijing Lei Ting and other websites controlled by our parent company. Beijing Lei Ting pays Shanghai Maya RMB 600,000 (US$72,493) per year for using such content, and Beijing Lei Ting and Shanghai Maya share equally the net profits from the wireless value-added services. The term of this agreement is from January 1, 2003 to December 31, 2003.

Content License Agreements.    ChinaPlus (Beijing) Company Limited, or ChinaPlus Beijing, a subsidiary of our parent company, entered into a content license agreement with Beijing Lei Ting on April 30, 2003. Pursuant to this agreement, ChinaPlus Beijing granted a non-exclusive license to Beijing Lei Ting so that Beijing Lei Ting or its website users can download SMS and MMS content. ChinaPlus Beijing also permits Beijing Lei Ting to use, broadcast, exhibit and send such contents through the Internet, wireless telecommunications equipment or other media. Beijing Lei Ting is entitled to 46% to 48%, depending on the type of content being sold, of the net profit per sale of such content. The term of this agreement is from April 30, 2003 to April 29, 2004.

ChinaPlus Beijing also entered into a content license agreement with Shenzhen Freenet on August 6, 2003. Pursuant to this agreement, ChinaPlus Beijing granted a non-exclusive license to Shenzhen Freenet so that Shenzhen Freenet and its website users can download wireless data. ChinaPlus Beijing permits Shenzhen Freenet to use, broadcast, exhibit and send such contents through the Internet, wireless telecommunication equipment or other media. Shenzhen Freenet is entitled to 40% to 55%, depending on the type of content being sold, of the net profit per sale of such content. The term of this agreement is from August 6, 2003 to August 5, 2004.

In addition, ChinaPlus Beijing entered into a content license agreement with GreaTom on August 6, 2003. Pursuant to this agreement, ChinaPlus Beijing granted a non-exclusive license to GreaTom for, inter alia, the use, broadcast, exhibit, transmission and downloading by website users of certain wireless contents through the Internet, wireless telecommunications equipment or other media. GreaTom is entitled to 40% to 55% of the revenue, depending on the type of content. The term of this content license agreement is from August 6, 2003 to August 5, 2004.

License Agreement.    Cernet Online Company Limited, or Cernet, a subsidiary of our parent company, entered into a license agreement with Beijing Lei Ting on November 21, 2002. Pursuant to this agreement, Beijing Lei Ting granted a license to Cernet to use the TOMNET trademark, but Cernet does not have the right to sub-license the TOMNET trademark to any third party without prior consent from Beijing Lei Ting. Beijing Lei Ting also permits Cernet to use various related network resources and customer information of TOMNET. The term of this agreement is from November 21, 2002 to November 20, 2004.

ISP Cooperation Agreement.    Beijing Lei Ting entered into an ISP cooperation agreement with Cernet on November 4, 2002, as amended in May 2003. Pursuant to this agreement, Cernet provides a dial-in number to customers of Beijing Lei Ting to access the Internet and Beijing Lei Ting pays a monthly usage fee. In addition, the parties share the profits equally. Notwithstanding the above, Beijing Lei Ting will pay a fixed monthly usage fee of RMB9,000 (US$1,087) to Cernet for the period from May 2003 to October 2003. This agreement will expire on November 1, 2004.

Lease Agreements.    GreaTom entered into a customer service center lease agreement with Beijing Redsail Netlegend Data Network Technology Company Limited, or Redsail, a wholly-owned subsidiary of our parent company, on July 30, 2003. Pursuant to this lease agreement, GreaTom leases from Redsail one seat in its customer service center in Beijing for the provision of certain services to customers of GreaTom. The rent is RMB8,000 (US$967) per month. The term is from August 15, 2003 to August 15, 2004.

Wu Ji Network entered into a lease agreement with Redsail, a wholly-owned subsidiary of our parent company, on June 3, 2003. Pursuant to this lease agreement, Wu Ji Network leases from Redsail two seats in its customer service center in Beijing so that Wu Ji Network can provide customer services to its users of wireless IVR services. The rent is RMB5,800 (US$701) per seat per month. This agreement expires on June 3, 2004. Wu Ji Network entered into a supplemental lease agreement with Redsail on September 9, 2003 to lease 12 additional seats for an additional payment of RMB67,400 (US$8,143) per month.

Shareholders’ Loan Agreements

On September 21, 2003, our parent company, TOM Group Limited, entered into a loan agreement with each of Laurstinus, Lahiji and Advanced Internet Services, pursuant to which our parent company agreed not, to demand repayment of these loans until after December 31, 2004.

Our parent company, TOM Group Limited, entered into an undertaking agreement, dated as of February 13, 2004, with us, pursuant to which our parent company undertook not to demand repayment of the amounts due to it under the separate loan agreements it entered into with each of Laurstinus, Lahiji and Advanced Internet Services on September 21, 2003 except in circumstances where (i) it has been a year after the date on which our ordinary shares are listed on the GEM; (ii) we have positive cash flow from operations and net profit in a financial year; and (iii) all of our non-executive independent directors agree that such repayment will not adversely affect our operations and implementation of our business objectives for the period until December 31, 2006.

Indemnity Agreement.    Our parent company, TOM Group Limited, entered into an indemnity agreement with us, pursuant to which TOM Group Limited has agreed to bear all of the risks and enjoy all of the rewards associated with the holding by (i) Tom.com (China) of the 51% equity interest in Cernet Information Technology Company Limited and (ii) Shenzhen Freenet of the 50% equity interest in Guangzhou Hong Xiang Audio-Video Production Company Limited.

Other Related Party Agreements

Loan Agreements.    Divine Gem Management Limited, or Divine Gem, entered into a loan agreement with Wang Lei Lei, an 80% shareholder of Wu Ji Network, and Wang Xiu Ling, a 20% shareholder of Wu Ji Network, on July 25, 2002, pursuant to which Divine Gem provided Wang Lei Lei and Wang Xiu Ling an interest free long-term loan in the amount of RMB400,000 (US$48,328) and RMB100,000 (US$12,082), respectively, to be invested exclusively in Wu Ji Network. Pursuant to a loan assignment agreement entered on September 25, 2003 among Divine Gem, Puccini, Wang Lei Lei and Wang Xiu Ling, Divine Gem assigned to Puccini all of its rights and interests in and to the loan agreement. In addition, each of Wang Lei Lei and Wang Xiu Ling entered into a letter of undertaking with Puccini, agreeing to transfer his or her interest in Wu Ji Network to Puccini when permitted under PRC law as repayment of loans on September 26, 2003. Each of Wang Lei Lei and Wang Xiu Ling undertook to Puccini in each respective agreement that (a) the loan will become due and payable if, inter alia, (i) Wang Lei Lei resigns from or is removed from office by Puccini or Puccini’s affiliated entities, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against each respective borrower, a claim of over RMB500,000, (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of a transfer of all of each borrower’s equity interest in Wu Ji Network to Puccini or its designee(s) if transfer of ownership to Puccini is prohibited under applicable law and (c) upon the transfer of each borrower’s equity interest in Wu Ji Network, any proceeds from the transfer shall be used to set off his or her loan repayment obligation to Puccini or Puccini’s designee(s). The letter is effective from the date of execution and until all obligations under this letter are fully performed.

Wang Xiu Ling, an 80% shareholder of Beijing Lei Ting, entered into a loan agreement with Lahiji on August 8, 2002, which was amended on September 26, 2003. Pursuant to the loan agreement, Lahiji agreed to provide a long term loan in the amount of RMB8.8 million (US$1.1 million) to Wang Xiu Ling to be invested exclusively in Beijing Lei Ting. Wang Xiu Ling agreed that (a) the loan will become due and payable if, inter alia, (i) Wang Lei Lei resigns from or is removed from office by Lahiji or Lahiji’s affiliated entities, (ii) Wang Xiu Ling commits a criminal offense, (iii) any third party raises against Wang Xiu Ling a claim of over RMB500,000, (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of transfer of all of her equity interest in Beijing Lei Ting to Lahiji or its designees and (c) upon the transfer of her equity interest in Beijing Lei Ting, any proceeds from the transfer shall be used to set off her loan repayment obligation to Lahiji or Lahiji’s designees. The term of the loan is ten years.

Wang Xiu Ling, a 70% shareholder of Shenzhen Freenet, entered into a loan agreement with Advanced Internet Services on November 25, 2002, which was supplemented by an agreement among Wang Xiu Ling, Advanced Internet Services and Shenzhen Freenet on September 26, 2003. Pursuant to the loan agreement, Advanced Internet Services provided a long term loan in the amount of RMB23 million (US$2.8 million), which was reduced to RMB16.1 million (US$1.9 million) pursuant to the supplemental loan agreement to Wang Xiu Ling to be invested exclusively in Shenzhen Freenet. Wang Xiu Ling agreed that (a) the loan will become due and payable if, inter alia, (i) Wang Lei Lei resigns from or is removed from office by Advanced Internet Services or Advanced Internet Service’s affiliated entities, (ii) Wang Xiu Ling commits a criminal offense, (iii) any third party raises against Wang Xiu Ling a claim of over RMB500,000, (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (iv) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of transfer of all of her equity interest in Shenzhen Freenet to Advanced Internet Services or its designees and (c)

upon the transfer of her equity interest in Shenzhen Freenet, any proceeds from the transfer shall be used to set off her loan repayment obligations to Advanced Internet Services or its designees. The term of the loan is ten years.

Sheng Yong, a 30% shareholder of Shenzhen Freenet, entered into a loan agreement with Advanced Internet Services on September 26, 2003. Pursuant to the loan agreement, Advanced Internet Services provided a long term loan to Sheng Yong in the amount of RMB6.9 million (US$0.8 million) to be invested exclusively in Shenzhen Freenet. Sheng Yong agreed that (a) the loan will become due and payable if, inter alia, (i) Wang Lei Lei resigns from or is removed from office by Advanced Internet Services or its affiliated entities, (ii) Sheng Yong commits a criminal offense, (iii) any third party raises against Sheng Yong a claim of over RMB500,000 (US$0.06 million), (iv) foreign investment is permitted in the telecommunications value-added services and the relevant government authorities start approving such foreign investment or (v) the borrower dies or becomes incapacitated, (b) the loan shall be repaid only in the form of a transfer of all of his equity interest in Shenzhen Freenet to Advanced Internet Services or its designees; and (c) upon the transfer of his equity interest in Shenzhen Freenet, any proceeds from the transfer shall be used to set off his loan repayment obligation to Advanced Internet Services or its designees. The term of the loan is ten years.

Wang Xiu Ling, a 70% shareholder of Shenzhen Freenet, entered into a loan agreement with Advanced Internet Services and Shenzhen Freenet on November 25, 2002. Pursuant to the loan agreement, Advanced Internet Services granted Wang Xiu Ling a loan facility, the proceeds of which shall be used exclusively towards the working capital of Shenzhen Freenet or Redsail. The first advance is in the amount of RMB136.0 million (US$16.4 million), with RMB101.0 million (US$12.2 million) to be used towards the working capital of Shenzhen Freenet, and RMB35.0 million (US$4.2 million) to used as capital injection into Redsail. Advanced Internet Services has a right to demand payment of the loan at any time. A novation agreement was entered into among Advanced Internet Services, Wang Xiu Ling and Sheng Yong on September 26, 2003. Pursuant to this agreement, Sheng Yong assumes all of the rights and obligations of Wang Xiu Ling with respect to RMB30.3 million (US$3.7 million) of the RMB136.0 million (US$16.4 million) borrowed by Wang Xiu Ling in connection with Shenzhen Freenet. Pursuant to a supplemental loan agreement entered into between Wang Xiu Ling and Advanced Internet Services on September 26, 2003, the outstanding loan amount from Wang Xiu Ling to Advanced Internet Services pursuant to the loan agreement dated November 25, 2002 was reduced by RMB35.0 million (US$4.2 million), the amount to be used towards the working capital of Redsail, to RMB70.7 million (US$8.5 million).

Wang Xiu Ling entered into a loan agreement with Shenzhen Freenet on November 25, 2002. Pursuant to this loan agreement, Wang Xiu Ling granted a loan facility to Shenzhen Freenet, the proceeds of which were to be used exclusively towards the working capital of Shenzhen Freenet or Redsail. The first advance was in the amount of RMB136.0 million (US$16.4 million), with RMB101.0 million (US$12.2 million) to be used towards the working capital of Shenzhen Freenet, and RMB35.0 million (US$4.2 million) to be used as capital injection into Redsail.

A novation agreement was entered into among Shenzhen Freenet, Wang Xiu Ling and Sheng Yong on September 26, 2003. Pursuant to this agreement, Sheng Yong assumed all of the rights and obligations of Wang Xiu Ling with respect to RMB30.3 million (US$3.7 million) of the RMB136.0 million (US$16.4 million) lent by Wang Xiu Ling.

Wang Lei Lei, our chief executive officer and a 20% shareholder in Beijing Lei Ting, entered into a loan agreement with Lahiji dated as of June 12, 2001, pursuant to which Lahiji provided Wang Lei Lei a loan in the amount of RMB800,000 (US$96,657). This loan was later increased to RMB8.8 million (US$1,063,225) pursuant to a loan agreement entered into between Wang Lei Lei and Lahiji dated as of December 28, 2001. In August 2002, Wang Lei Lei transferred a 60% equity interest in Beijing Lei Ting to Ms. Wang Xiu Ling in exchange for Ms. Wang Xiu Ling’s assumption of a RMB6.6 million (US$794,419) loan under the loan agreement dated as of December 28, 2001. Consequently, Wang Lei Lei has retained a 20% equity interest in Beijing Lei Ting. Before Wang Lei Lei was appointed as a non-executive director to the board of our parent company, TOM Group Limited, the loan arrangement between Wang Lei Lei and Lahiji had to be terminated due to considerations under the GEM Listing Rules. As a result, on December 1, 2002, Lahiji entered into a termination agreement with Wang Lei Lei, pursuant to which all of the previous loan agreements between Lahiji and Wang Lei Lei were terminated, and the outstanding loan that Wang Lei Lei owed to Lahiji, in the amount of RMB2.2 million, was waived by Lahiji. As a result, there are no loans outstanding between Mr. Wang Lei Lei and Lahiji.

Share Option Agreements.    Each of the shareholders of Beijing Lei Ting entered into an exclusive share option agreement with Beijing Lei Ting and Lahiji on September 26, 2003, pursuant to which each of the shareholders granted Lahiji an exclusive option to acquire all of his or her interest in the registered capital of Beijing Lei Ting when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution.

Each of the shareholders of Shenzhen Freenet entered into an exclusive share option agreement with Shenzhen Freenet and Advanced Internet Services on September 26, 2003, pursuant to which each of the shareholders granted Advanced Internet Services an exclusive option to acquire all of his or her interest in the registered capital of Shenzhen Freenet when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution.

Each of the shareholders of Wu Ji Network entered into an exclusive share option agreement with Wu Ji Network and Puccini on November 19, 2003, pursuant to which each of the shareholders granted Puccini an exclusive option to acquire all of his or her interest in the registered capital of Wu Ji Network when permitted under PRC law. The term of each of these agreements is 10 years from the date of execution.

Exclusive Technical and Consulting Services Agreements.    Each of Beijing Lei Ting and Shenzhen Freenet entered into an exclusive technical and consulting services agreement with Beijing Super Channel on September 26, 2003, pursuant to which each of Beijing Lei Ting and Shenzhen Freenet agreed to engage Beijing Super Channel to provide certain technical and consulting services to Beijing Lei Ting and Shenzhen Freenet on an exclusive basis. The service fees will be calculated on the basis of actual page views at the rate of RMB20 (US$2.42) per thousand page views. The service fees are collected on a monthly basis. The term of each of these agreements is 10 years from the date of execution.

Shenzhen Freenet also entered into an exclusive technical and consulting services agreement with GreaTom on September 26, 2003, pursuant to which Shenzhen Freenet agreed to engage GreaTom to provide certain technical and consulting services to Shenzhen Freenet on an exclusive basis. The services fees will be calculated on the basis of actual page views at the rate of RMB20 (US$2.42) per thousand page views. The service fees are collected on a monthly basis. The term of this agreement is 10 years from the date at execution.

Wu Ji Network entered into an exclusive technical and consulting services agreement with Puccini Network on November 19, 2003, pursuant to which Wu Ji Network agreed to engage Puccini Network to provide certain technical and consulting services to Wu Ji Network on an exclusive basis. The fees for such services are calculated by multiplying the actual air-time used by customers of Wu Ji Network with a rate equal to 50% of the air-time rate that Wu Ji Network charges its customers. The term of this agreement is 10 years from the date of execution.

Equity Pledge Agreements.    Each of the shareholders of Beijing Lei Ting entered into an equity pledge agreement with Beijing Super Channel on September 26, 2003. Pursuant to these agreements, each of the shareholders of Beijing Lei Ting pledged all of his or her interest in Beijing Lei Ting to Beijing Super Channel as security for the performance by Beijing Lei Ting of its obligations under the exclusive technical and consulting services agreement dated September 26, 2003 between Beijing Lei Ting and Beijing Super Channel. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Beijing Super Channel and Beijing Lei Ting.

Each of the shareholders of Shenzhen Freenet entered into an equity pledge agreement with Beijing Super Channel on September 26, 2003. Pursuant to these agreements, each of the shareholders of Shenzhen Freenet pledged all of his or her interest in Shenzhen Freenet to Beijing Super Channel as security for the performance by Shenzhen Freenet of its obligations under the exclusive technical and consulting services agreement dated September 26, 2003 between Shenzhen Freenet and Beijing Super Channel. The term of these agreements is from the date of the registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Beijing Super Channel and Shenzhen Freenet.

Each of the shareholders of Wu Ji Network entered into an equity pledge agreement with Puccini Network on November 19, 2003. Pursuant to these agreements, each of the shareholders of Wu Ji Network pledged all of his or her interest in Wu Ji Network to Puccini Network as security for the performance by Wu Ji Network of its obligations under the exclusive technical and consulting services agreement dated November 19, 2003 between Wu Ji Network and Puccini Network. The term of these agreements is from the date of registration of these agreements with the relevant PRC regulatory authority until the termination or expiration of the exclusive technical and consulting services agreement between Puccini Network and Wu Ji Network.

Business Operation Agreements.    Beijing Lei Ting, Wang Lei Lei, Wang Xiu Ling and Beijing Super Channel entered into a business operation agreement on September 26, 2003. Pursuant to this agreement, Beijing Super Channel agreed to guarantee performance by Beijing Lei Ting of its obligations under its transactions with third parties. In return, Beijing Lei Ting agreed to create a security interest in favor of Beijing Super Channel by pledging all of its accounts receivables from its business and its assets. In addition, Beijing Lei Ting, Wang Lei Lei and Wang Xiu Ling agreed that, inter alia (i) without the prior written consent of Beijing Super Channel or its affiliates, Beijing Lei Ting will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation to (a) lending or assuming any obligations from any third party, (b) sell or buy any assets or rights, including but without limitation to any intellectual property, and (c) provide any security over its assets and intellectual property to any third party or assign any third party its rights or obligations under this agreement and (ii) will appoint designees of Beijing Super Channel as directors, general manager and other senior officers of Beijing Lei Ting. The term of this agreement is ten years from the date of execution.

Shenzhen Freenet, Wang Lei Lei, Sheng Yong and Beijing Super Channel entered into a business operation agreement on September 26, 2003. Pursuant to this agreement, Beijing Super Channel agreed to guarantee performance by Shenzhen Freenet of its obligations under its transactions with third parties. In return, Shenzhen Freenet agreed to create a security interest in favor of Beijing Super Channel by pledging all of its accounts receivables from its business and its assets. In addition, Shenzhen Freenet, Wang Lei Lei and Sheng Yong agreed that, inter alia (i) without the prior written consent of Beijing Super Channel or its affiliates, Beijing Lei Ting will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation to (a) lending or assuming any obligations from any third party, (b) sell or buy any assets or rights, including but without limitation to any intellectual property, and (c) provide any security over its assets and intellectual property to any third party or assign any third party its rights or obligations under this agreement and (ii) will appoint designees of Beijing Super Channel as directors, general manager and other senior officers of Beijing Lei Ting. The term of this agreement is ten years from the date of execution.

Wu Ji Network, Wang Lei Lei, Wang Xiu Ling and Puccini Network entered into a business operation agreement on November 19, 2003. Pursuant to this agreement, Puccini Network agreed to guarantee the performance by Wu Ji Network of its obligations under its transactions with third parties. In return, Wu Ji Network agreed to create a security interest in favor of Puccini Network by pledging all of its accounts receivables from its business and its assets. In addition, Wu Ji Network, Wang Lei Lei and Wang Xiu Ling agreed that, inter alia (i) without the prior written consent of Puccini Network or its affiliates, Wu Ji Network will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including but without limitation to (a) lending or assuming any obligations from any third party, (b) sell or buy any assets or rights, including but without limitation to any intellectual property, and (c) provide any security over its assets and intellectual property to any third party or assign any third party its rights or obligations under this agreement and (ii) will appoint designees of Puccini Network as directors, general manager and other senior officers of Wu Ji Network. The term of this agreement is ten years from the date of execution.

Powers of Attorney.    Ms. Wang Xiu Ling executed an irrevocable power of attorney on September 26, 2003 granting Mr. Wang Lei Lei or any other nominated employee of Beijing Super Channel, full power and authority to exercise all of her shareholder’s rights with respect to her interest in Beijing Lei Ting.

Mr. Wang Lei Lei executed an irrevocable power of attorney on September 26, 2003 granting Mr. Hong Liang, a deputy department manager of Wu Ji Network, or any other nominated employee of Beijing Super Channel, full power and authority to exercise all of his shareholder’s rights with respect to his interest in Beijing Lei Ting.

Each of Mr. Sheng Yong and Ms. Wang Xiu Ling executed an irrevocable power of attorney on September 26, 2003 granting Mr. Wang Lei Lei, or any other nominated employee of Beijing Super Channel, full power and authority to exercise all of his or her shareholder’s rights with respect to his or her interest in Shenzhen Freenet.

Mr. Wang Lei Lei executed an irrevocable power of attorney on November 19, 2003 granting Mr. Hong Liang, or any other nominated employee of Puccini Network, full power and authority to exercise all of his shareholder’s rights with respect to his interest in Wu Ji Network.

Ms. Wang Xiu Ling executed an irrevocable power of attorney on November 19, 2003 granting Mr. Wang Lei Lei, or any other nominated employee of Puccini Network, full power and authority to exercise all of her shareholder’s rights with respect to her interest in Wu Ji Network.

Intellectual Property Agreements.    Beijing Super Channel entered into a trademark license agreement with each of Beijing Lei Ting and Shenzhen Freenet and Wu Ji Network on September 26, 2003 and November 19, 2003, respectively, granting a non-exclusive license to each of them to use certain trademarks for an annual fee of RMB1,000 (US$121) each, without the right to sub-license.

Beijing Super Channel entered into a domain name license agreement with each of Beijing Lei Ting and Shenzhen Freenet and Wu Ji Network on September 26, 2003 and November 19, 2003, respectively, granting a non-exclusive license to each of them to use the tom.com, bj.tom.com, cn.tom.com, music 974.com.cn, 974.com.cn, 163.net and ctn.com.cn domain names for an annual fee of RMB1,000 (US$121) each, without the right to sub-license.

Each of Beijing Lei Ting and Shenzhen Freenet entered into a domain name transfer agreement with Beijing Super Channel, pursuant to which each of Beijing Lei Ting and Shenzhen Freenet transfers to Beijing Super Channel certain domain names for a lump sum.

Puccini Network entered into a domain name transfer agreement with Wu Ji Network on November 19, 2003, pursuant to which Wu Ji Network transferred to Puccini Network the tomkid.com.cn and ltwj.com domain names for a lump sum.

Puccini Network entered into a domain name license agreement with Wu Ji Network on November 19, 2003, granting a non-exclusive license to Wu Ji Network to use the tomkid.com.cn and ltwj.com domain names for an annual fee of RMB1,000 (US$121), without the right to sub-license.

The term of each of the above intellectual property agreements is 10 years and will be automatically extended for another year with consent from the respective grantor.

Content provision agreement.    Beijing ChinaCare e-Med Limited, or ChinaCare, a wholly-owned subsidiary of Cranwood, and Wu Ji Network entered into a content provision agreement dated September 24, 2003. Pursuant to this agreement, ChinaCare agreed to provide content to Wu Ji Network for its business for a term of one year from August 1, 2003. This agreement has no fixed value and is a 50:50 revenue sharing arrangement.

Waivers from the Hong Kong Stock Exchange

Certain of the transactions in “— Ongoing Related Party Transactions between Us or Our Subsidiaries and Our Parent Company or its Subsidiaries,” and “ — Other Related Party Agreements,” including the media services agreement, the online media services agreement and the exclusive technical and consulting services agreement, would constitute ongoing connected transactions under the GEM Listing Rules once our ordinary shares are listed on GEM and for so long as our parent company and its subsidiaries remain connected persons within the meaning of the GEM Listing Rules. Our directors, including our independent non-executive directors, are of the view that these continuing connected transactions have been entered into and carried out in the ordinary course of our business, have been entered into on normal commercial terms and the transactions are fair and reasonable to us and our shareholders taken as a whole. These transactions are expected to continue in the future and are expected to be subject to certain reporting, disclosure and shareholders’ approval requirements under GEM Listing Rules.

However, as these transactions will be undertaken in the normal course of business and will occur on a regular basis, our directors consider that it would not be practical to make ongoing disclosure of such transactions. We have therefore made an application to the Hong Kong Stock Exchange for a waiver from the announcement and shareholders’ approval requirements as required under the GEM Listing Rules and the Hong Kong Stock Exchange has indicated that such waiver will be granted on the conditions set out below.

(a)	Arm’s Length Basis: these transactions, and the respective agreements (if any) governing such transactions, shall be:

(i)	entered into by us in the ordinary and usual course of our business; and

(ii)	either:

(A)	on normal commercial terms (except for the exclusive technical and consulting services agreement with Wu Ji Network); or

(B)	where there is no available comparison to judge whether they are on normal commercial terms, on terms no less favourable than those available to or from independent third parties;

(C)	on terms that are fair and reasonable so far as our independent shareholders are concerned; and

(D)	if applicable, with the annual aggregate value of each category of connected transactions not exceeding the relevant annual caps set out in paragraph (e) below.

(b)	Disclosure: we shall disclose brief details of these transactions in each year in our annual report and accounts for that year, as required by the GEM Listing Rules, namely:

(i)	the date or period of the transaction;

(ii)	the parties thereto and a description of their connected relationship;

(iii)	a brief description of the transaction and the purpose of the transaction;

(iv)	the total consideration and the terms; and

(v)	the nature and extent of the interest of the connected person in the transaction.

(c)	Independent non-executive Directors’ review: our independent non-executive directors, whose independence shall be accessed under the GEM Listing Rules, which may be different from those of Nasdaq listing rules, shall review annually these transactions and confirm, in our Hong Kong annual report and financial statements for the year in question, that such transactions have been conducted in the manner stated in conditions (i) and (ii) in paragraph (a) above.

(d)	Auditors’ review: our auditors shall review these transactions annually and shall provide our directors with a letter stating that the transactions:

(i)	have received the approval of our directors;

(ii)	have been entered into in accordance with the pricing policies as stated in the relevant agreements, where applicable;

(iii)	have been entered into in accordance with the terms of the agreements governing the transactions; and

(iv)	if applicable, have not exceeded the caps specified in paragraph (e) below.

The letter of the auditors is to be addressed to our directors and a copy of which is to be provided to the Hong Kong Stock Exchange at least 10 business days prior to the bulk print of our Hong Kong annual report. In the event that, for whatever reason, the auditors decline to accept the engagement or are unable to provide that letter, our directors shall contact the Hong Kong Stock Exchange immediately.

For the purpose of the above review by our auditors, each party to the relevant transactions has undertaken to us that it will provide our auditors with access to its accounting records.

(e)	Caps: the aggregate annual value of the following transactions shall not exceed the limits set out below:

Transactions	Proposed annual caps
Media services agreement	For 2004	HK$3 million (US$0.4 million)
	For 2005	HK$4 million (US$0.5 million)
	For 2006	HK$5 million (US$0.6 million)

Online media services agreement	For 2004	HK$1 million (US$0.1 million)
	For 2005	HK$1.5 million (US$0.2 million)
	For 2006	HK$2 million (US$0.3 million)

(f)	Undertaking: we will undertake that if any of the material terms of these transactions are altered (unless as provided for under the terms of the relevant agreement or arrangement) or if we enter into any new agreements or arrangements with any connected persons (within the meaning of the GEM Listing Rules and subject to the requirements set out in the GEM Listing Rules) in the future or if the caps referred to above are exceeded, we will comply with the provisions of the GEM Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Hong Kong Stock Exchange. In addition, after the expiry of the three-year waiver period, these transactions will be subject to the disclosure and/or shareholders’ approval requirements of the GEM Listing Rules unless another waiver is applied for and granted.

The Hong Kong Stock Exchange has confirmed that, subject to compliance with the requirements set out in paragraphs (a) to (f) above, the requirements (i) under Rule 20.26(2) of the GEM Listing Rules that the exclusive technical and consultancy services agreement be subject to a maximum aggregate annual value (“cap”) and (ii) under Rule 20.30 of the GEM Listing Rules that the exclusive technical and consultancy services agreement be subject to annual independent Shareholders’ approval where the cap in any year is to be greater than the higher of HK$10 million (US$1.3 million) or 3% of the net tangible assets of our Company, will be waived.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

The table below sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of            , 2004, after taking into account of the issuance of 102,677,033 ordinary shares to Cranwood prior to the global offering as a result of our recent acquisition and assuming the initial public offering price of US$14.56 per ADS, the mid-point of the estimated public offering price range, and as adjusted to reflect the sale of our ADSs offered in this global offering for:

•	each person who we know owns beneficially more than 5% of our ordinary shares;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned prior to the Global Offering		Shares Beneficially Owned after the Global Offering(1)
Name of Beneficial Owner of more than 5%	Number	Percent	Number	Percent
TOM Group Limited	2,800,000,000	96.5%	2,800,000,000	71.7%
Cheung Kong (Holdings) Limited(2)	1,031,717,020	35.5%	1,031,717,020	26.4%
Hutchison Whampoa Limited	687,811,587	23.7%	687,811,587	17.6%
Cranwood Company Limited(3)	790,488,620	27.2%	790,488,620	20.3%

(1)	Assumes that the underwriters do not exercise the over-allotment option. If the underwriters exercise the over-allotment option in full, TOM Group LIMITED will own 67.9% of our outstanding ordinary shares.
(2)	Cheung Kong (Holdings) Limited beneficially owns 36.9% of TOM Group Limited through a series of controlled companies, including Hutchison Whampoa Limited, which beneficially owns 24.6% of TOM Group Limited through a series of controlled companies. Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited. In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited, or TDT1, as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited, or TDT2, as trustee of another discretionary trust. Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.
(3)	Cranwood beneficially owns 24.6% of TOM Group Limited through a series of controlled companies. Further, Cranwood will directly own 2.6% of our outstanding ordinary shares on the date of commencement of trading of our ADSs on the Nasdaq National Market as a result of the issue of initial consideration shares to Cranwood for our acquisition of Puccini. Ms. Chau Hoi Shuen indirectly holds 100% of the beneficial ownership interest in Cranwood and is entitled to exercise all of the voting power at general meetings of Cranwood.

TOM Group Limited, our controlling shareholder, has its principal place of business at 48/F, The Center, 99 Queen’s Road, Central, Hong Kong. TOM Group Limited was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company with limited liability in October 1999 and is listed on GEM under the stock code “8001.” The three largest shareholders of our parent company are Cheung Kong (Holdings) Limited, Hutchison Whampoa Limited and Cranwood Company Limited, which indirectly hold approximately 12.3%, 24.6% and 24.6%, ownership interest in our parent company, respectively, as of January 9, 2004. TOM Group Limited has granted the underwriters an option to purchase up to an aggregate of 1,875,000 additional ADSs to cover over-allotments, if any. For a description of this over-allotment option, see “Underwriting.”

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering.

None of our directors or officers is a legal or beneficial owner of any shares of our share capital. We are not aware of any arrangement which may at a later date result in a change of control of our company.

DESCRIPTION OF SHARE CAPITAL

Set forth below is information concerning our share capital and a brief summary of the material provisions of our memorandum and articles of association, the material applicable laws of the Cayman Islands, GEM Listing Rules and certain other applicable laws and regulations. See “Risk Factors — Risks Relating to Our ADSs — Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States.” You and your advisers should refer to the text of our articles of association and to the texts of applicable laws and regulations for further information.

General

We were incorporated in the Cayman Islands in August 2001 as PC Rock Industry Limited, an exempted limited liability company, and we are governed by the Companies Law (2003 Second Revision) Cap. 22 of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. An exempted company under Cayman Islands law is a company that carries its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. In August 2003, we changed our name to TOM Online Inc. As of the date hereof, our authorized share capital is HK$100,000,000 divided into 10,000,000,000 ordinary shares, par value HK$0.01.

All the outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

This offering consists of an offering of ordinary shares and ADSs representing ordinary shares. Consequently, the following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares—Voting Rights.”

Sources of Shareholders’ Rights

Currently, the primary sources of our shareholders’ rights are our memorandum and articles of association, the Companies Law and GEM Listing Rules that, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. GEM Listing Rules require a number of provisions to be included in our articles of association.

GEM Listing Rules also provide that we may not amend certain provisions of our articles of association that have been mandated by the Hong Kong Stock Exchange. These provisions relate to:

•	varying the rights of existing classes of shares;

•	voting rights;

•	our power to purchase our own shares;

•	rights of minority shareholders; and

•	liquidation procedures.

In addition, upon the listing of the ordinary shares and for so long as the ordinary shares are listed on GEM, we will be subject to the relevant ordinances, rules and regulations applicable to companies listed on GEM, including, among other things, GEM Listing Rules, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.

Unless otherwise specified, all rights, obligations and protection discussed below are derived from our memorandum and articles of association and the Companies Law.

Shareholders’ Meetings

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days’ notice in writing and any other extraordinary general meeting shall be called by not less than 14 days’ notice in writing. Notice of every general meeting shall be given to all our shareholders other than such shareholders that, under the provisions of our articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, it shall be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting, by all of our shareholders entitled to attend and vote at the meeting or their proxies; or (ii) in the case of any other meeting, by a majority of the number of shareholders having a right to attend and vote at the meeting, holding not less than 95% the ordinary shares.

No business except the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business.

Two of our shareholders present in person or by proxy shall be a quorum; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding ordinary shares.

A corporation shareholder shall be deemed to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were our individual shareholder.

Actions by Written Consent

Our articles of association provide that members may take action by written resolution, provided that the resolution is signed by all members that would be entitled to vote with respect to such action at a general meeting. Under Delaware law, which is discussed for comparative purposes, shareholders may also take action by written consent, provided that the consent is signed by holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Voting Rights Attaching to the Ordinary Shares

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of our directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by (i) the chairman of the meeting, (ii) at least five shareholders present in person or by proxy and entitled to vote, (iii) one or more shareholders present in person or by proxy who are entitled to vote and represent in aggregate no less than 10% of the voting right entitled to vote, and or any shareholder present in person or by proxy holding shares representing no less than 10% of paid-in capital of the class of shares entitled to vote, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll.

Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the company, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and indeed the company has made no provisions in its articles of association to allow cumulative voting for such elections.

Protection of Minorities

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our ordinary shares in issue, appoint an inspector to examine into our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands, which may make a winding-up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Preemption Rights

There are no preemption rights applicable to the issue of new ordinary shares under either Cayman Islands statute law or our memorandum and articles of association.

Liquidation Rights

If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, in a manner proportionate to their shareholdings, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject such shareholder to liability.

Modification of Rights

Except with respect to share capital, as described below, and the location of the registered office, alterations or amendments to our memorandum and articles of association may only be made by special resolution.

If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of ordinary shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing ordinary shares;

•	cancel any ordinary shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the ordinary shares so cancelled, subject to the provisions of the Companies Law; and

•	sub-divide our ordinary shares or any of them into ordinary shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the Companies Law.

We may, by special resolution, subject to any conditions prescribed by the Companies Law, reduce our share capital, share premium account or any capital redemption reserve in any manner authorized by law.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

(e)	the shares conceded are free of any lien in favor of us; or

(f)	a fee of such maximum sum as the Nasdaq National Market or GEM may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own ordinary shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq National Market, the Securities and Exchange Commission or by any other recognized stock exchange.

Dividends

Subject to the Companies Law and to our articles of association, in general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our board of directors. No dividend may be declared or paid other than out of our profits and reserves lawfully available for distribution, including share premium.

Unless and to the extent that the rights attached to any ordinary shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the ordinary shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on an ordinary share in advance of calls shall be treated as paid up on the ordinary share.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to the directors to be justified by our profits. Our directors may also pay semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment. The board may also declare and pay special dividends as they think fit.

Our board of directors may retain any dividends or other monies payable on or in respect of an ordinary share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our board of directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls, installments or otherwise.

No dividend shall carry interest against us.

Whenever our board of directors or we in general meeting have resolved that a dividend be paid or declared on our share capital, the board of directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of ordinary shares credited as fully paid up on the basis that the ordinary shares so allotted are to be of the same class as the class already held by the allottee, provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of ordinary shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit on the basis that the ordinary shares so allotted are to be of the same class as the class already held by the allottee. We may upon the recommendation of our board of directors by ordinary resolution resolve in respect of any one particular dividend that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of ordinary shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of ordinary shares may be paid by check or warrant sent through the post addressed to the registered address of the shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every check or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such ordinary shares, and shall be sent at his or their risk and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the board of directors and shall revert to us.

Our board of directors may, with the sanction of the shareholders in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up ordinary shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to our benefit, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our board of directors.

Untraceable Shareholders

We are entitled to sell any ordinary share of a shareholder who is untraceable, provided that:

(i)	all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such ordinary shares have remained uncashed for a period of 12 years;

(ii)	we have not during that time or before the expiry of the three-month period referred to paragraph (iv) below received any indication of the whereabouts or existence of the shareholder or person entitled to such ordinary shares by death, bankruptcy or operation of law;

(iii)	during the 12-year period, at least three dividends in respect of the ordinary shares in question have become payable and no dividend during that period has been claimed by the shareholder; and

(iv)	upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers (or, subject to GEM Listing Rules, by electronic communication in the manner in which notices may be served by us by electronic means as provided in our articles of association), giving notice of its intention to sell these ordinary shares, and a period of three months has elapsed since such advertisement and the Nasdaq National Market and GEM have been notified of such intention.

The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law is modelled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law, therefore, Cayman Islands law may not afford shareholders with the same or comparable protections or rights as the mergers and acquisition rights of shareholders of U.S. companies. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion. We have not issued preferred shares or adopted other “poison pill” measures that could be used to prevent a takeover attempt as is commonly adopted by U.S. companies. Although neither our articles of association nor Cayman Islands law prevent us from adopting measures that could be used to prevent a takeover attempt, we do not have any intention to adopt such measures at this point in time. If we did adopt such measures, however, shareholders might be prevented from realizing a potential premium on their shares as a result of a takeover attempt.

Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. companies.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. In principle, a derivative action may not be brought by a minority shareholder. Instead, we will be the proper plaintiff. However, based on English authorities, which are of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote, which has not be obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provides for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Corporate Governance

While Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve, our articles of association restricts transactions between us and our directors.

Board of Directors

We are managed by a board of directors which must consist of not less than three members. Our board of directors currently consists of 11 members. All of our directors in any term are subject to retirement from office at the next annual general meeting. Retiring directors are eligible for re-election.

Meetings of our board of directors may be convened at any time deemed necessary by any members of our board of directors. Advance notice of a meeting is not required if all our directors are present or represented at the meeting concerned and consent to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if any two members of our board of directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Audit, Nominations and Renumerations Committees

Our audit committee is composed of independent directors appointed or elected to review and supervise our financial reporting process. Our nominations committee is composed of a majority of independent directors, and it identifies and nominates individuals qualified to become members of our board of directors. Our renumerations committee is composed of a majority of independent directors, and it reviews and recommends to our board of directors the compensation and benefits of our directors and executive officers. See “Management — Board Practices” for a description of each of the committees.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10043. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit.

We have appointed Citibank as the depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the Securities and Exchange Commission under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-112817 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive 80 ordinary shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. These practical considerations and legal limitations include situations such as where the value of ordinary shares or rights to be distributed are too low to justify the expense of making the distribution, as well as the inability to distribute rights or other securities to holders of ADSs in a jurisdiction where such distribution would require registration of the securities to be distributed. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank and deposit the funds with the custodian. Upon receipt of such notice and confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to any restrictions imposed by the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of ordinary shares with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders. If registration under the United States Securities Act of 1933, as amended, or the Securities Act, or other applicable law is required, the depositary bank will not offer you the rights unless a registration statement covering the distribution of the rights and the underlying securities to all our ADS holders is effective. We are under no obligation to file a registration statement for any of these rights or underlying securities or to endeavor to cause a registration statement to be declared effective.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documentation to the depositary bank; or

•	The depositary bank determines that it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of our ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in the manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	We do not deliver satisfactory documentation to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to you in a manner it deems practicable. The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable you to receive the net proceeds from the redemption upon surrender of your ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	All preemptive, and similar, rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	You are duly authorized to deposit the ordinary shares;

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities,” as defined in the deposit agreement; and

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split- up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. The depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of common shares, the depositary bank will either return the number of ADSs representing any remaining fractional common shares or sell the common shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. For a description of the voting rights of holders of ordinary shares, see “Description of Share Capital—Voting Rights Attaching to the Ordinary Shares.”

At our request, the depositary bank will distribute to you any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS issued
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ordinary share (or share equivalent) distributed
Annual Depositary Services Fee	Annually up to US$0.02 per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year
Transfer of ADRs	US$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands, i.e., upon deposit and withdrawal of ordinary shares.

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Fees and expenses incurred by the depositary in compliance with exchange controls or other regulatory requirements.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, i.e., when ordinary shares are deposited or withdrawn from deposit.

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs except to comply with applicable law.

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During this six-month period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit, i.e., dividends, but will not distribute any property to you until you request the cancellation of your ADSs.

•	After the expiration of this six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at that office during regular business hours solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving

ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions, i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc. The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by you. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency without liability for interest for the applicable holders.

The Custodian

The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank will immediately give you and us written notice of these changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will continue to act as custodian and will be obligated to comply with the direction of the successor depositary.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts and we have appointed an agent for service of process in The City of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ordinary shares or ADSs in the United States, and there can be no assurance that a significant public market for our ADSs will develop or be sustained after this offering. Future sales of substantial amounts of our ADSs in the public market following this offering or the perception that such future sales may occur could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities.

Upon completion of this offering, we expect to have 3,902,677,033 ordinary shares outstanding including those represented by ADSs, assuming the initial public offering price of US$14.56 per ADS, the mid-point of the estimated public offering price range. The ADSs sold in this offering will be freely tradable without restriction under the Securities Act, except for any ADSs purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in private transactions not involving a public offering. Restricted ordinary shares may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration, such as the exemptions under Rule 144 or Rule 144(k) under the Securities Act, which rules are summarized below. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons, including persons who may be deemed affiliates of our company, whose ordinary shares must be aggregated and who has beneficially owned restricted ordinary shares for at least one year, would be entitled to sell, within any three-month period, a number of ordinary shares that does not exceed the greater of:

•	one percent of the then outstanding ordinary shares, which will equal approximately 39 million ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ordinary shares in the form of ADSs on the Nasdaq National Market during the four calendar weeks preceding a sale by such person.

Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements, and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who has beneficially held restricted ordinary shares for a minimum of two years and who is not, and for three months prior to the sale of those ordinary shares has not been, one of our affiliates is free to sell those ordinary shares immediately following this offering without complying with the volume, manner-of-sale, public notice and other limitations contained in Rule 144.

Lock-Ups

We have agreed that, for a period of six months after the listing date of our ordinary shares on GEM, we will not, without the prior written consent of the joint global coordinators, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, loan or otherwise transfer or dispose of, directly or indirectly, any ADSs or ordinary shares or any securities convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequence of ownership of any of the ADSs or ordinary shares or publicly announce an intention to do any of the foregoing, whether any transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, cash or otherwise. Our parent company, TOM Group Limited, has also agreed not to dispose of any of our ordinary shares for a period of six months following the date of the listing of our ordinary shares on GEM. However, the underwriters may release us and our parent company from these lock-up agreements at their sole discretion at any time without notice to others.

The restrictions described in the previous paragraph do not apply to (i) the sale of ADSs or ordinary shares by us and our parent company to the underwriters and the Hong Kong underwriters, (ii) the issuance by us of ADSs or ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised, (iii) the grant of any option pursuant to a share option plan that has been adopted prior to the date of this prospectus of which the underwriters have been advised and (iv) the loan of our ordinary shares by our parent company to the underwriters pursuant to the stock borrowing arrangements.

Pursuant to the sale and purchase agreement for our acquisition of Puccini, Cranwood has agreed to certain lock-up arrangements for a period of six months after the final payment date of the earn-out consideration with respect to any ordinary shares to be issued to it as consideration. In addition, we have undertaken not to release Cranwood from its obligations under the sale and purchase agreement during a period of six months following the date of the listing of our ordinary shares on GEM without the prior consent of the underwriters. However, the underwriters may release us from such undertaking at any time without notice to others.

We, our directors and senior management are subject to certain restrictions pursuant to the GEM Listing Rules with respect to issuing or selling our ordinary shares, as the case may be, during a period of six months following the date of listing of our ordinary shares on GEM. All of the options that have been granted to our directors and senior management under our pre-initial public offering share option plan are not exercisable until six months after the date of the listing of our ordinary shares on GEM. See “Management—Compensation of Directors and Executive Officers—Share Options.” In addition, our parent company and Cranwood have given undertakings to the Hong Kong Stock Exchange not to dispose of our ordinary shares during a period of 12 months following the date of the listing of our ordinary shares on GEM, except under certain circumstances.

We are not aware of any plans of our parent company or Cranwood to dispose of a significant amount of ordinary shares or ADSs. We cannot assure you, however, that our parent company will not dispose of ordinary shares or ADSs representing our ordinary shares in the future after the expiry of the relevant lock-ups. Future sales of substantial amounts of ordinary shares or ADSs in the public market following this offering, or the perception that these sales may occur, could adversely affect the market price of our ordinary shares or ADSs and could impair our ability to raise additional capital through future sales of our ordinary shares or ADSs.

TAXATION

The following discussion of the material Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under United States state and local and other tax laws. The discussion is based upon laws and relevant interpretations in effect as at the date of this prospectus, all of which are subject to change.

Cayman Islands Taxation

The following discussion of certain Cayman Islands income tax consequences of an investment in our ordinary shares or ADSs is directly based on the advice of Maples and Calder Asia as to Cayman Islands law. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADSs or of ordinary shares. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

The Company has received an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of such undertaking (which was September 25, 2001), no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

Hong Kong Taxation

Tax on Dividends

Under the current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property such as shares. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 15.5% on individuals. Gains from sales of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, including purchases and sales on the Nasdaq National Market.

Stamp Duty

Hong Kong stamp duty will be payable by the purchaser on every purchase and by the seller on every sale of shares. The duty is charged at the rate of 0.2% of the value of the shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 (US$0.64) is currently payable on any instrument of transfer of shares.

If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

The withdrawal of shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a change in the beneficial ownership of shares under Hong Kong law. The issuance of the ADRs upon the deposit of shares issued directly to the depositary bank, as depositary bank of the ADSs, or for the account of the depositary bank does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

The shares are Hong Kong property under Hong Kong law, and accordingly these shares may be subject to estate duty on the death of the beneficial owner of these shares, regardless of the place of the owner’s residence, citizenship or domicile. We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADS even if the ADRs evidencing such ADSs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million (US$1.0 million), and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million (US$1.4 million).

United States Taxation

This sub-section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs. It applies to you only if you acquire your ordinary shares or ADSs in this offering and you hold your ordinary shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds ordinary shares or ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction; or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This sub-section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms

You are a U.S. holder if you are a beneficial owner of ordinary shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A non-U.S. holder is a beneficial owner of ordinary shares or ADSs that is not a United States person for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local and Cayman Islands and other tax consequences of owning and disposing of the ordinary shares or ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the ordinary shares represented by those ADRs. Exchange of ordinary shares for ADRs, and ADRs for ordinary shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

U.S. Holders.    Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such a change were already effective. The legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ordinary shares or ADSs are readily tradable on an established securities market in the United States.

The dividend is taxable to you when you, in the case of ordinary shares, or the depositary bank, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other

United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain. If the dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends will be income from sources outside the United States, but generally will be passive income or financial services income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Non-U.S. Holders.    If you are a non-U.S. holder, dividends paid to you in respect of the ordinary shares or ADSs will not be subject to United States federal income tax unless the dividends are effectively connected with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders.    Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Holders.    If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ordinary shares or ADSs unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, effectively connected gains that you recognize, under certain circumstances, may also be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

Although it is not entirely clear how the contractual arrangements that provide us with control over Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network will be treated for purposes of the PFIC rules, we believe that ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes. Whether or not we are a PFIC must be determined on an annual basis and, accordingly, our status is subject to change.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held your ordinary shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, and rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own ordinary shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or ADSs at the end of the taxable year over your adjusted basis in your ordinary shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ordinary shares or ADSs will be taxed as ordinary income.

In addition, notwithstanding any election you make with regard to the ordinary shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ordinary shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of ordinary shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•	other dividend payments and the payment of the proceeds from the sale of ordinary shares or ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

–	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

–	you otherwise establish an exemption.

Payment of the proceeds from the sale of ordinary shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ordinary shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of ordinary shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

–	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

–	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

UNDERWRITING

The global offering consists of

•	an offering of a total of 5,625,000 ADSs representing 450,000,000 ordinary shares in the United States and Canada,

•	an offering of a total of 5,625,000 ADSs representing 450,000,000 ordinary shares outside the United States and Canada including a placing to professional and institutional investors and certain qualifying shareholders of our parent company, TOM Group Limited, in Hong Kong, and

•	an offering of a total of 100,000,000 ordinary shares to the public in Hong Kong.

Investors in the U.S. offering and the international offering can choose to receive ordinary shares in lieu of ADSs.

Citigroup Global Markets Asia Limited and Morgan Stanley Dean Witter Asia Limited are the joint global coordinators, and bookrunning managers, of the global offering. Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are acting as representatives of the U.S. underwriters named below, and Citigroup Global Markets Limited and Morgan Stanley & Co. International Limited are acting as representatives of the international underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each U.S. and international underwriter named below has agreed to purchase, severally and not jointly, and we have agreed to sell to that underwriter, the number of ADSs set forth opposite the underwriter’s name.

U.S. Underwriter	Number of ADSs
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Piper Jaffray & Co.
Cazenove Incorporated
Deutsche Bank Securities Inc
UOB Asia (Hong Kong) Limited

Sub Total	5,625,000

International Underwriter
Citigroup Global Markets Limited
Morgan Stanley & Co. International Limited
Piper Jaffray & Co.
Cazenove Asia Limited
Deutsche Bank AG, Hong Kong Branch
UOB Asia (Hong Kong) Limited

Sub Total	5,625,000

Total	11,250,000

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in the global offering are subject to approval of legal matters by counsel and other conditions. The underwriters are obligated to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs. We also have entered into an underwriting agreement with a syndicate of underwriters providing for the concurrent offer and sale of 100,000,000 ordinary shares in Hong Kong. The initial public offering price and the total underwriting discounts and commissions per ADS or per ordinary share for the U.S. offering, the international offering and the Hong Kong public offering are identical, as adjusted for the applicable exchange rate. In addition, the U.S., international and Hong Kong public offerings are each conditional on the closing of the others.

The underwriters propose to offer some of the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the ADSs to dealers at the initial public offering price less a concession not to exceed US$              per ADS. The underwriters may allow, and dealers may reallow, a concession not to exceed US$              per ADS on sales to other dealers. If all of the ADSs are not sold at the initial public offering price, the representatives may change the initial public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs and ordinary shares offered by them.

TOM Group Limited, our parent company, has granted to the underwriters an option, exercisable for 30 days from the date of the commencement of trading of our ordinary shares on GEM, to purchase up to 1,875,000 additional ADSs at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the global offering. To the extent the option is exercised by the U.S. underwriters, such option will not exceed 15% of the total number of ADSs sold in the United States. In order to facilitate the settlement of over-allotments, the underwriters have the option, pursuant to stock borrowing arrangements, to borrow ordinary shares from TOM Group Limited prior to any exercise of the over-allotment option or the acquisition of a sufficient number of ordinary shares from other sources. Such stock borrowing arrangements will be effected in accordance with all applicable laws and regulatory requirements. No payments will be made to TOM Group Limited in respect of such stock borrowing arrangements. In the event that the underwriters exercise the over-allotment option, ordinary shares to be sold to the underwriters pursuant to the exercise of the over-allotment option will be used to satisfy the underwriters’ obligation to return ordinary shares to TOM Group Limited pursuant to the stock borrowing arrangements.

Pursuant to the terms and conditions of an agreement entered into between a wholly-owned subsidiary of our parent company, tom.com enterprises limited, and Vortexx 2000 LLC, or Vortexx, dated December 7, 1999, it was agreed that Vortexx will have an option to acquire up to US$2,500,000 worth of securities in any initial public offering of securities of tom.com enterprises limited and other entities, including us. In February 2000, Vortexx exercised its option to subscribe for shares of our parent company, TOM Group Limited, for an aggregate amount of US$1,500,000. It has a remaining option balance to subscribe to shares for a total of US$1,000,000. We have reserved up to 5,899,705 ordinary shares for sale at the initial public offering price to Vortexx. The number of ADSs or ordinary shares available for sale in the U.S. offering and international offering will be reduced by the number of ADSs or ordinary shares purchased by Vortexx. Any ADSs or ordinary shares subject to the Vortexx option not purchased by Vortexx will be offered by the underwriters in the U.S. offering and international offering on the same basis as all other ADSs or ordinary shares offered.

The underwriters for each of the offerings have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs or ordinary shares. The U.S., international and Hong Kong underwriters have also agreed that they may sell ADSs or ordinary shares among their respective underwriting syndicates. The joint global coordinators will have the discretion to reallocate all or any of the ADSs or ordinary shares between the U.S., international and Hong Kong offerings.

The Hong Kong public offering is an offer for subscription of 100,000,000 ordinary shares to the public in Hong Kong. We plan to commence the Hong Kong public offering on March     , 2004 and close it on March     , 2004. We expect to fix the price for the ADSs and ordinary shares offered in the global offering on or around March     , 2004. Trading of our ADSs is expected to commence through the Nasdaq National Market on or around March     , 2004, and trading of our ordinary shares is expected to commence on GEM on or around March     , 2004.

Ordinary shares offered in the Hong Kong public offering will be offered initially at a maximum price to be determined immediately prior to commencement of the Hong Kong public offering. If the initial public offering price per ADS in the U.S. offering and the international offering is less than the equivalent maximum public offering price per share in the Hong Kong public offering, the purchasers of ordinary shares in the Hong Kong public offering will receive a refund such that their effective price per share (including a 1% brokerage fee, a 0.005% transaction levy, a 0.002% investor compensation levy and a 0.005% Hong Kong Stock Exchange trading fee payable by purchasers and adjusted for the ratio of 80 ordinary shares per ADS) will be equivalent to the price per ADS in the U.S. offering and the international offering.

Purchasers of the ADS or ordinary shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the front cover of this prospectus.

We have agreed that, for a period of six months after the date of listing of our ordinary shares on GEM, we will not, without the prior written consent of the joint global coordinators, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, loan or otherwise transfer or dispose of, directly or indirectly, any ADSs or ordinary shares or any securities convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequence of ownership of any of the ADSs or ordinary shares or publicly announce an intention to do any of the foregoing, whether any transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, cash or otherwise. Our parent company, TOM Group Limited, has also agreed not to dispose of any of our ordinary shares for a period of six months following the date of listing of our ordinary shares on GEM. However, the underwriters may release us and our parent company from these lock-up agreements at their sole discretion at any time without notice to others.

The restrictions described in the previous paragraph do not apply to (i) the sale of ADSs or ordinary shares by us and our parent company to the underwriters and the Hong Kong underwriters, (ii) the issuance by us of ADSs or ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised, (iii) the grant of any option pursuant to a share option plan that has been adopted prior to the date of this prospectus of which the underwriters have been advised and (iv) the loan of our ordinary shares by our parent company to the underwriters pursuant to the stock borrowing arrangements.

Pursuant to the sale and purchase agreement for our acquisition of Puccini, Cranwood has agreed to certain lock-up arrangements for a period of six months after the final payment date of the earn-out consideration with respect to any ordinary shares to be issued to it as consideration. In addition, we have undertaken not to release Cranwood from its obligations under the sale and purchase agreement during a period of six months following the date of listing of our ordinary shares on GEM without the prior consent of the underwriters. However, the underwriters may release us from such undertaking at any time without notice to others.

We, our directors and senior management are subject to certain restrictions pursuant to the GEM Listing Rules with respect to issuing or selling our ordinary shares, as the case may be, during a period of six months following the date of listing of our ordinary shares on GEM. All of the options that have been granted to our directors and senior management under our pre-initial public offering share option plan are not exercisable until six months after the date of the listing of our ordinary shares on GEM. See “Management—Compensation of Directors and Executive Officers—Share Options.” In addition, our parent company and Cranwood have given undertakings to the Hong Kong Stock Exchange not to dispose of our ordinary shares during a period of 12 months following the date of the listing of our ordinary shares on GEM, except under certain circumstances.

Pursuant to GEM Listing Rules, we have reserved up to 38,782,700 of our ordinary shares for subscription at the initial public offering price to certain qualifying persons who are holders of ordinary shares in our parent company, TOM Group Limited as a preferential offering. The number of ADSs and ordinary shares available for sale in the international offering will be reduced by the number of shares subscribed by such existing shareholders of TOM Group Limited. Any reserved shares not purchased in this preferential offering may be reallocated by the underwriters to the international offering on the same basis as all other ADSs and ordinary shares offered. Only shareholders of TOM Group Limited who are registered as being resident in Hong Kong on the share register of TOM Group Limited are entitled to subscribe for these reserved shares.

We have been granted approval to have the ADSs included for quotation on the Nasdaq National Market under the symbol “TOMO.” Application has also been made for the ordinary shares to be listed on GEM under the stock code “ 8282.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with the global offering.

	Paid by TOM Online Inc.	Paid by TOM Group Limited
Upon Exercise of over-allotment option
Per ordinary share	US$	US$
Per ADS	US$	US$
Total	US$	US$

The information in the above table excludes ordinary shares offered in the Hong Kong public offering.

In order to facilitate the offering of ADSs and the ordinary shares, Citigroup Global Markets Inc. and Citigroup Global Markets Asia Limited, or their affiliates or agents, may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs and the ordinary shares. Specifically, the U.S. representatives may sell more ADSs or ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs or ordinary shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs or ordinary shares in the open market. In determining the source of ADSs or ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs or ordinary shares compared to the price available under the over-allotment option.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our ADSs. They may also cause the price of our ADSs or ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market, GEM or in the over-the-counter market, or otherwise; provided that all stabilization actions shall be conducted in compliance with all applicable laws and regulations, including, in particular, the Securities and Futures Ordinance in Hong Kong for transactions on GEM. If the underwriters commence any of these transactions, they may discontinue them at any time.

Some of the underwriters may have in the past provided, and may in the future provide, investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they would have received customary fees and expenses.

We and our parent company have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States and Hong Kong) that would permit a public offering of the ADSs or ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us, or the ADSs or ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, neither the ADSs nor the ordinary shares may be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs or ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

To provide for the coordination of the global offering, the U.S. underwriters, the international underwriters and the Hong Kong underwriters have entered into the intersyndicate agreement.

Under the intersyndicate agreement, (i) each U.S. underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any ADSs or ordinary shares for the account of anyone other than a United States or Canadian person (as defined below); and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares or distribute any offering circular relating to the ADSs or ordinary shares outside the United States or Canada or to anyone other than a United States or Canadian person; (ii) each international underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any ADSs or ordinary shares for the account of any United States or Canadian person; and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any such ADSs or ordinary shares or distribute any offering circular relating to the ADSs or ordinary shares in the United States or Canada or to any United States person or Canadian person.

With respect to any underwriter that is simultaneously a U.S. underwriter and an international underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter, and (ii) made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter.

The foregoing restrictions do not apply to stabilization transactions or to certain other transactions specified in the intersyndicate agreement.

Under the intersyndicate agreement, each Hong Kong underwriter has represented and agreed that, with certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares or distribute any offering circular relating to any of the ordinary shares in the United States or Canada or to any United States person or Canadian person or to any person who it believes intends to reoffer, resell or deliver any of the ordinary shares in the United States or Canada or to any United States person or Canadian person.

“United States person or Canadian person” means any national or resident of the United States or Canada, or any corporation, person, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States person or Canadian person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian person.

Each U.S., international and Hong Kong, as applicable, underwriter has represented, warranted and agreed that:

Canada.    (i) It has not offered or sold, and agrees not to offer or sell, any ADSs or ordinary shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws thereof and, without limiting the generality of the foregoing, represents that any offer or sale of our ADSs in Canada will be made only (1) pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made and (2) only by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where any exemption from the applicable registered dealer requirements is available; and (ii) it will send to any dealer who purchases from it any of our ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (1) pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (2) only by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where any exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence;

United Kingdom.    (i) It has not offered or sold and, prior to the expiry of a period of six months from the issue date of our ADSs, will not offer or sell, any ADSs or ordinary shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA), received by it in connection with the issue or sale of any ADSs or ordinary shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ADSs and the ordinary shares in, from or otherwise involving the United Kingdom;

Netherlands.    The offer in the Netherlands of our ADSs or ordinary shares included in the global offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business within the meaning of article 2 of the Exemption Regulation issued pursuant to the Securities Transactions Supervision Act 1995 (“Vrijstellingsregeling Wet toezicht eÅectenverkeer 1995”), which includes, but is not limited to banks, brokers, dealers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises;

France.    (i) Neither this prospectus nor any offering material relating to our ADSs or ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France; and (ii) it has not offered or sold and will not offer or sell any ADSs or ordinary shares or distribute or cause to be distributed any copies of this prospectus or any offering material relating to our ADSs or ordinary shares, directly or indirectly, in France, except (a) with the prior authorization of the French Ministry for Economy and Finance in accordance with Articles 9 and 10 of the “Décret” of December 29, 1989 regulating financial relations between France and foreign countries, and (b) to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998;

Italy.    The offering of our ADSs or ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, in accordance with Italian securities legislation. Accordingly, (i) sales of the ADSs or ordinary shares in the Republic of Italy shall be effected in accordance with all Italian securities, tax and other applicable laws and regulations; and (ii) it has not offered, sold or delivered, and will not offer, sell or deliver, any ADSs or ordinary shares or distribute copies of this prospectus or any other document relating to the ADSs or ordinary shares in the Republic of Italy unless such offer, sale or delivery of ADSs or ordinary shares or distribution of copies of this prospectus or other documents relating to our ADSs or ordinary shares in the Republic of Italy is:

—	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, or Decree No. 385, Legislative Decree No. 58 of February 24, 1998, CONSOB regulation No. 11971 of May 14, 1999 and any other applicable laws and regulations;

—	in compliance with Art. 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, under which the issue or placement of securities in the Republic of Italy is subject to a prior notification to the Bank of Italy, unless an exemption applies, and

—	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy or any other Italian regulatory authority;

Japan.    The ADSs and ordinary shares offered in this prospectus have not been and will not be registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, ADSs or ordinary shares in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law. As used in this paragraph, a “resident of Japan” means any person residing in Japan, any corporation or other entity organized under the laws of Japan except for its branches or other offices located outside Japan and, with respect to any corporation or other legal entity organized under a law other than Japanese law, its branches and offices located in Japan;

Hong Kong.    (i) It has not offered or sold and will not offer or sell our ADSs or ordinary shares in Hong Kong other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent, to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) or otherwise in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), and (ii) except as permitted under the securities laws of Hong Kong, it has not issued, and will not issue, in Hong Kong any advertisement, invitation or document relating to our ADS or ordinary shares, other than with respect to ADSs or ordinary shares intended to be disposed of to persons outside Hong Kong or only to persons whose business includes the acquisition disposal or holding of securities, whether as principal or agent;

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs, may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA;

Korea.    It has not offered or sold, and will not offer or sell, directly or indirectly, in Korea or to or for the account of any resident of Korea, any of the ADSs or ordinary shares acquired in connection with the distribution contemplated by the intersyndicate agreement, except:

—	in accordance with any exemption from the registration requirements of the Korean Securities and Exchange Law,

—	if it is not licensed to conduct securities business in Korea, through a duly licensed securities company in Korea, and

—	in compliance with applicable provisions of Korean law, including, without limitation, the Foreign Exchange Transaction Law and Regulations;

Germany.    (i) This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority; and (ii) it has not offered or sold and will not offer or sell any ADSs or ordinary shares or distribute copies of this offering circular or any document relating to the ADSs, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act and by doing so has not taken, and will not take, any steps which would constitute a public offering of the ADSs or ordinary shares in Germany;

Denmark.    This prospectus has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark. Accordingly, the securities have not been offered or sold and may not be offered, sold or delivered directly or indirectly in Denmark, unless in compliance with Chapter 12 of the Danish Act on Trading in Securities and the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued pursuant hereto as amended from time to time;

Norway.    This prospectus has not been approved by or registered with the Oslo Stock Exchange under Chapter 5 of the Norwegian Securities Trading Act 1997. Accordingly, it has not offered or sold, and will not offer or sell, any ADSs or ordinary shares to any persons in Norway in any way that would constitute an offer to the public other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish a prospectus under the Norwegian Securities Trading Act 1997 shall be applicable;

Sweden.    This prospectus has not been approved by or registered with the Swedish Financial Supervisory Authority (Finansinspektionen). Accordingly, it has not offered or sold, and will not offer or sell, any ADSs or ordinary shares to persons in Sweden, except to a “closed circle” of not more than 200 pre-selected, non-substitutable investors, under the Swedish Financial Instruments Trading Act (“Lag (1991:980) om handel med finansiella instrument”);

Belgium.    This prospectus has not been or will be submitted to the “Commission Bancaire et Financière/Commissie voor het Bank- en Financiewezen” for approval. Therefore, this prospectus will not constitute a prospectus under Belgium law. Accordingly, neither this prospectus nor any offering material relating to the ADSs or ordinary shares may be distributed or caused to be distributed, directly or indirectly, to the public in Belgium, except to:

—	“qualified investors”, as defined in article 3, 2° of the Royal Decree of 7 July 1999 on the public character of financial transactions and acting for their own account, and

—	a restricted group of potential investors (without the intervention of any intermediaries other than those permitted under Belgian law), defined as a group of less than 51 persons, or, without restrictions, if the consideration to be paid by each investor amounts to at least Euro 250,000;

Ireland.    (i) Otherwise than in circumstances which are not deemed to be an offer to the public or any section of the public by virtue of the provisions of the Irish Companies Acts, 1963 to 2001, it has not offered or sold, and will not offer or sell, in Ireland, by means of any document, any ADSs or ordinary shares, unless such offer or sale has been or is made to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, and it has not issued, and will not issue, in Ireland any form of application for ADSs or ordinary shares; and (ii) it has not made and will not make any offer of ADSs or ordinary shares to the public in Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations,

1992 of Ireland would apply, except in accordance with the provisions of those regulations; and (iii) it has complied, and will comply, with all applicable provisions of the Investment Intermediaries Act 1995 of Ireland, with respect to anything done by it in relation to the offer, sale or delivery of the ADSs or ordinary shares in or involving Ireland;

Switzerland.    (i) It has not offered or sold, and will not offer or sell, the ADSs and ordinary shares to any investors in Switzerland other than on a non-public basis; (ii) this prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht); and (iii) none of this offering, the ADSs and ordinary shares has been or will be approved by any Swiss regulatory authority;

Luxembourg.    It has not offered or sold, and will not offer or sell, directly or indirectly, any of the ADS or ordinary shares to the public in the Grand Duchy of Luxembourg, unless all the relevant legal and regulatory requirements have been complied with. In particular, this offer has not been and may not be announced to the public in Luxembourg and offering material may not be made available to the public in Luxembourg;

Australia.    This prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”), has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of ADSs and ordinary shares under this offering circular is and will only be made to persons to whom it is lawful to offer ADSs and ordinary shares without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this offering circular is made available in Australia to only those persons as set forth in clause (i) above, and (iii) such underwriter must send the offeree a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above and unless permitted under the Australian Corporations Act agrees not to sell or offer for sale within Australia any ADS or ordinary share sold to the offeree within 12 months after their transfer to the offeree under this offering circular;

New Zealand.    This prospectus has not been prepared or registered in accordance with the Securities Act 1978 of New Zealand. Accordingly, it (i) has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares and (ii) has not distributed and will not distribute, directly or indirectly, any offer materials or advertisements in relation to any offer of ADSs or ordinary shares, in each case in New Zealand other than (a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money or (b) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment, or statutory substitution for, the securities legislation of New Zealand);

United Arab Emirates.    It has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the United Arab Emirates, except:

—	in compliance with all applicable laws and regulations of the United Arab Emirates, and

—	through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates; and

China.    It has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in China.

Pricing of the Global Offering

Prior to the global offering, there has been no public market for our ADSs or ordinary shares. Consequently, the initial public offering price for our ADSs and ordinary shares was determined by negotiations among us and the joint global coordinators. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects of the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which our ADSs or ordinary shares will sell in the public market after the global offering will not be lower than the initial public offering price or that an active trading market in our ADSs or ordinary shares will develop and continue after the global offering.

LEGAL MATTERS

The validity of the ADSs under New York law will be passed upon for us by Sullivan & Cromwell LLP. Certain legal matters relating to the global offering as to United States federal and New York law will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP. Certain legal matters relating to the global offering as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Haiwen & Partners. Certain legal matters relating to the global offering as to Cayman Islands law will be passed upon for us by Maples and Calder Asia. Certain legal matters relating to the global offering as to Hong Kong law will be passed upon for us by Freshfields Bruckhaus Deringer and for the underwriters by Simmons & Simmons.

EXPERTS

The historical consolidated financial statements of TOM Online Inc., the core Internet business entities and the non-core Internet business entities, as described in Note 1 of the notes to the historical consolidated financial statements, as of December 31, 2001, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been included in this prospectus in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of Beijing Lei Ting Wu Ji Network Technology Limited as of December 31, 2002 and November 19, 2003, and for the period from July 31, 2002 to December 31, 2002 and from January 1, 2003 to November 19, 2003, have been included in this prospectus in reliance upon the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The valuation report included in this prospectus in Appendix A has been prepared by American Appraisal China Limited and has been included in reliance upon such valuations given upon the authority of that firm as expert.

American Appraisal China Limited has given and has not withdrawn its respective written consent to the issue of this prospectus with inclusion of its reports and the reference to its name in the form and context in which they are respectively included.

EXPENSES RELATED TO THE GLOBAL OFFERING

The following table sets forth the main estimated expenses in connection with the global offering, other than the underwriting discounts and commissions, which we will be required to pay:

Securities and Exchange Commission registration fee	US$	20,272
National Association of Securities Dealers filing fee	US$	5,000
Nasdaq listing fee	US$	95,000
GEM listing fee	US$	35,038
Legal fees and expenses	US$	2,800,000
Accounting fees and expenses	US$	2,900,000
Printing fees	US$	1,100,000
Other fees and expenses	US$	3,949,690

Total	US$	10,905,000

All amounts are estimated, except the Securities and Exchange Commission registration fee, the Nasdaq listing fee and the NASD filing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 (No. 333-112800) under the Securities Act, with respect to the ADSs. This prospectus does not contain all of the information in the registration statements and their exhibits. We have omitted certain portions of these registration statements from this prospectus in accordance with the rules and regulations of the Securities and Exchange Commission.

You may read and copy this information at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents we file with the Securities and Exchange Commission, upon payment of a duplicating fee, by writing to the Public Reference Section of the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also inspect these reports and other information at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

Upon completion of this offering, we will become subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. In accordance with these requirements, we will file annual reports on Form 20-F within six months of our fiscal year end and we will submit other reports and information under cover of Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission. You can also obtain copies, upon payment of a prescribed fee, of such material from the public reference room and the regional offices, or by calling or writing to the Securities and Exchange Commission. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and annual reports to shareholders and requiring reporting of insider purchases and sales.

We will furnish to the depositary bank annual reports prepared in accordance with applicable law. Our annual reports will contain audited consolidated financial statements following the end of each fiscal year, and we intend to make available reports containing unaudited summary consolidated financial information. We will also furnish to the depositary bank all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary bank will make such notices, reports and communications available to the holders of ADRs.

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

A substantial majority of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our or such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder Asia, our counsel as to Cayman Islands law, Freshfields Bruckhaus Deringer, our counsel as to Hong Kong law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong and the PRC, respectively, would (1) recognize or enforce judgements of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Maples and Calder Asia has further advised us that a final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

In making an investment decision relating to our ADSs, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell our ADSs and seeking offers to buy ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs.

ADDITIONAL INFORMATION DISCLOSED IN THE HONG KONG PUBLIC OFFERING REGARDING STATEMENT OF BUSINESS OBJECTIVES AND STRATEGIES AND OUR REORGANIZATION

In accordance with the GEM Listing Rules, we have prepared the following prospective information and will be required in our semi-annual reports to compare our actual performance with the business objectives set out below. We do not otherwise intend to publish or update this information in future years.

STATEMENT OF BUSINESS OBJECTIVES AND STRATEGIES

The following statement of objectives and strategies reflects our current views with respect to future events and is not a guarantee of future pursuits, strategies or performance. We have assessed the telecommunications and Internet industries and their market potential and formulated the proposed strategies to achieve our business objectives on the basis of past industry trends, anticipated future growth as well as our past experience. We have made the following principal assumptions in making this assessment and formulation. These bases and assumptions are inherently subject to uncertainties and, in particular, the risk factors set out in the section headed “Risk Factors” in this prospectus. Many of these assumptions are untested and accordingly may be invalid. As such, our current targets may not be achieved within the scheduled time limit or at all. We strongly caution you to evaluate the “Forward-Looking Statements” set forth in this prospectus in light of these risks. The failure of the assumptions noted in this section, the risk factors identified elsewhere and other factors noted throughout this prospectus could cause our actual actions or results to differ materially from those contained in this section or any forward-looking statement. This following is a summary and is neither complete nor exclusive. You should not place undue reliance on this information.

Bases and Assumptions

Our business objectives, strategies and implementation plan to be adopted as set out below are based on the following assumptions:

•	there will be no material changes in the existing political, legal, fiscal, foreign trade or economic conditions in the PRC or other countries in which we carry on or intend to carry on our business;

•	there will be no material changes in the bases or rates of taxation in the PRC or other countries in which we carry on or intend to carry on business, or are incorporated;

•	there will be no material changes in interest rates or foreign currency exchange rates from those currently prevailing;

•	the growth of the usage of Internet and mobile telecommunications services in China will continue and is sustainable;

•	our relationship and business arrangements with mobile telecommunications operators will remain relatively stable with no material adverse changes;

•	the continued development and growth of online advertising as a valued advertising channel for domestic and international companies;

•	we can retain and successfully recruit suitable business and technical personnel;

•	we will be able to effectively mitigate competitive pressures which may adversely affect our business;

•	there will be no disasters, natural, political or otherwise, which would materially disrupt our business or operations or cause substantial loss, damage or destruction to our property and facilities;

•	the business objectives for any of the specified period have been stated on the basis that they may have to be revised or adjusted by us from time to time in light of factors such as changes in market conditions, market response to particular products and whether we have successfully achieved our stated business objectives in the preceding period or periods;

•	we will not experience any significant delay in achieving our stated business objectives in any of the specified periods; and

•	none of the risks that we face as described in the section headed “Risk Factors” occurs or, to the extent that any such risk does occur, its effect is mitigated and does not have a material adverse effect on our business.

Business Objectives and Strategies

It is our aim to become the leading Internet company in China providing value-added multimedia products and services through multiple distribution channels. To achieve this objective, we intend to pursue strategies that further promote and build our brand name, continue to develop our internet portal content and expand our user base, continue to develop cooperation agreements with key industry players and expand our distribution channels, and further expand our subscription-based product portfolio. We also intend to continue to leverage our Internet portal and increasing scale to further develop our online advertising business. As one of the leading Internet companies in China, we intend to continue to selectively acquire companies within our focused line of business to further gain market share, grow our business and build our brand. For further details in relation to our Company’s business objectives and strategies, please refer to “Our Business — Our Strategies.”

In formulating our strategies to achieve our business objectives, we have assessed our market position and the potential of the market and environment in which our industry operates on the basis of past industry trends and our expectation of future industry growth and demand for our products and services. A discussion of our industry, and the markets in which our products are expected to be sold, are set out in the “Industry Overview” section.

Implementation Schedule and the Related Risks

As part of our plan to implement the strategies described in “Our Business — Our Strategies,” we intend to undertake the following actions within the time periods specified. However, you should note that we believe that the wireless telecommunications and Internet industries are fast moving and dynamic, with changes that are often difficult to predict. The implementation plan below, therefore, only reflects our present intentions and is subject to the bases and assumptions and changes in business objectives and strategies above. We will also monitor market responses and may have to make adjustments to the implementation plan accordingly.

Date of this Prospectus to June 30, 2004

Products and Services

Wireless Value-Added Services

•	Continue to develop new SMS products to build subscription-based business;

•	Develop new products for MMS and WAP platforms through partnership with product and application providers;

•	Enhance distribution channels by, for example, launching additional handset models with our icon; and

•	Commence integration and cross-promotion of wireless IVR and wireless data services.

Online Advertising and Commercial Enterprise Solutions

•	Enhance relationships with advertising agencies with the introduction of a cash rebate system;

•	Introduce new forms of online advertising, such as streaming video advertising;

•	Launch new sales offices in China, such as in Shanghai and Chengdu;

•	Expand the development of fee-based services to commercial enterprises; and

•	Build up sales team and develop distribution channels for search engine business.

Internet Portal and New Business Development

•	Test and soft-launch online games;

•	Begin trial of a new virtual community game;

•	Enhance website channels by adding new features, such as Auto and Sports channels;

•	Launch new website channels; and

•	Continue to explore development, production and aggregation of new content.

Marketing and Promotions

•	Continue to promote brand awareness through marketing roadshows and outdoor media campaigns in major cities in China, such as Beijing and Shanghai;

•	Commence marketing online games to Internet cafés in medium-sized cities in China, such as Chengdu and Xian;

•	Participate in trade shows, such as car shows in Beijing and Changchun; and

•	Begin exploring marketing and promotion opportunities associated with the 2004 Athens Olympics.

Business Operations and Human Resources

•	Expand content production team and establish further alliances with content providers;

•	Increase sales force and recruit experienced online advertising professions;

•	Upgrade internal online advertising management system; and

•	Build dedicated online game operations team.

July 1, 2004 to December 31, 2004

Products and Services

Wireless Value-Added Services

•	Further enhance our relationship with handset manufacturers and explore expanding other distribution channels for our SMS products;

•	Continue to develop new products and increase business contribution from MMS and WAP products;

•	Expand wireless IVR content, products and services, including the launching of additional content channels;

•	Conduct research and development on 3G-related applications and pursue cooperation agreements with mobile telecommunications operators for the provision of 3G-related services; and

•	Explore potential acquisition opportunities which enhance our proprietary technology and content capabilities.

Online Advertising and Commercial Enterprise Solutions

•	Develop relationships with leading domestic and international advertising agencies;

•	Develop real-time inventory management system to provide our sales team with up-to-date information and to improve operation efficiency;

•	Expand online advertising client base through both direct and agency channels; and

•	Increase geographic coverage.

Internet Portal and New Business Development

•	Launch and promote online games;

•	Further develop virtual community products to attract new subscribers and retain existing subscribers;

•	Expand content channels and content-related partnerships; and

•	Explore potential acquisitions in the online sector which enhance or complement our business, such as online games.

Marketing and Promotions

•	Continue to promote brand awareness through marketing roadshows, outdoor media campaigns and other brand enhancement channels;

•	Participate in and host industry marketing events and trade shows to promote our products; and

•	Target marketing and promotion opportunities associated with the 2004 Athens Olympics.

Business Operations and Human Resources

•	Further expand our capabilities and development team in online games;

•	Further increase headcount for online advertising and content development; and

•	Upgrade our content management system.

January 1, 2005 to June 30, 2005

Products and Services

Wireless Value-Added Services

•	Continue to develop and expand product portfolio of our SMS, MMS, WAP and/or JavaTM platforms in response to changing consumer tastes and needs;

•	Explore alternative channels for the distribution of our products and services, such as broadband, fixed-line, personal digital assistants and personal handset systems;

•	Continue to focus on innovative product development and bundling packages for wireless IVR services to expand our wireless IVR services business; and

•	Prepare trial launch for 3G-related products and services according to the 3G launch schedules of mobile telecommunications operators in China.

Online Advertising and Commercial Enterprise Solutions

•	Explore partnerships with domestic and international advertising agencies which focus on our target client base;

•	Continue to develop products to expand our online advertising business;

•	Consider further expansion of sales offices, if appropriate, to target a wider range of clients; and

•	Explore development of new advertising products, such as those with wireless functions.

Internet Portal and New Business Development

•	Focus on further developing and enhancing our library of exclusive content and exploring partnerships with domestic and international media providers to gain providers to gain access to new content;

•	Expand development and enhance features for online games; and

•	Explore potential acquisition and joint venture opportunities to expand into new business segments.

Marketing and Promotions

•	Explore new marketing channels, promotion activities and joint marketing partnerships to promote our products and brand;

•	Participate in and host industry marketing events and trade shows to promote our products; and

•	Consider potential event sponsorship.

Business Operations and Human Resources

•	Explore further technology infrastructure and capacity investments to support business growth; and

•	Continue to improve efficiency of internal operational systems and business management systems.

July 1, 2005 to December 31, 2005

Products and Services

Wireless Value-Added Services

•	Continue to focus on expanding and developing our content and multimedia products;

•	Develop new products and explore cooperation agreements with content and technology providers for new technologies, such as 3G-related services; and

•	Explore potential acquisition opportunities to enhance proprietary technology and content capabilities.

Online Advertising and Commercial Enterprise Solutions

•	Continue to develop and expand online advertising business targeting both domestic and international clients;

•	Consider further expansion of sales offices, if appropriate, to target a wider range of clients; and

•	Identify potential niche market opportunities to grow advertising businesses through market segmentation and new business partnership.

Internet Portal and New Business Development

•	Continue to explore development, production and aggregation of exclusive content;

•	Launch additional online games and explore opportunities to cross-promote our wireless value-added services and online games businesses; and

•	Explore potential acquisition and joint venture opportunities to expand into new business segments.

Marketing and Promotions

•	Continue to explore new marketing channels, promotion activities and joint marketing partnerships to promote our products and brand name;

•	Participate and host industry marketing events and trade shows to promote our products; and

•	Consider potential event sponsorships.

Business Operations and Human Resources

•	Assess and develop appropriate management and technology systems and staff commensurate with our scale and growth.

January 1, 2006 to June 30, 2006

Products and Services

Wireless Value-Added Services

•	Continue to expand the product portfolio to adapt to changes in telecommunications network technologies and mobile technologies;

•	Continue to explore new partnerships to expand alternative distribution channels for our products; and

•	Begin focusing on research and development of 3G-related products and services by partnering with telecommunications operators, handset producers and original content/application providers if 3G-related products and services have become viable.

Online Advertising and Commercial Enterprise Solutions

•	Continue to develop and expand the online advertising client base;

•	Continue to introduce new advertising products in response to changing client needs; and

•	Consider further expansion of sales offices, if appropriate, to target a wider range of clients.

Internet Portal and New Business Development

•	Continue to expand proprietary content;

•	Explore further partnership opportunities with traditional media companies to access premium content;

•	Further enhance the functions of virtual community products; and

•	Explore potential acquisition and joint venture opportunities to expand into new business segments.

Marketing and Promotions

•	Continue to promote brand awareness and products;

•	Continue to explore marketing channels, promotion activities and joint marketing partnerships to promote our brand and products;

•	Participate in and host industry marketing events and trade shows; and

•	Consider potential event sponsorships.

Business Operations and Human Resources

•	Further adjust headcount to keep pace with our growth; and

•	Make appropriate investments in technology, systems and infrastructure to maintain and upgrade current systems.

July 1, 2006 to December 31, 2006

Products and Services

Wireless Value-Added Services

•	Continue to develop and expand our product portfolio;

•	Continue to explore new partnerships with telecommunications operators, handset producers, technology providers and original content providers to expand our distribution channels and improve product development; and

•	Explore potential acquisition opportunities to expand our user base, distribution channels or enhance our proprietary technology and content capabilities.

Online Advertising and Commercial Enterprise Solutions

•	Continue to develop online advertising client base and introduce new advertising products to gain market share; and

•	Consider expanding the sales team, if appropriate, to target a wider range of clients.

Internet Portal and New Business Development

•	Potentially launch new content channels and enhance existing content channels to adapt to changing user tastes;

•	Continue to develop premium content by exploring partnerships with traditional media; and

•	Explore potential acquisition and joint venture opportunities to expand into new business segments.

Marketing and Promotions

•	Continue to promote brand awareness and products;

•	Participate in and host industry marketing events and trade shows to promote our products; and

•	Consider potential event sponsorships.

Business Operations and Human Resources

•	Continue to improve efficiency of internal operational systems and business management systems.

OUR REORGANIZATION

In connection with our reorganization, TOM Group Limited transferred to us its interests in its nine core Internet business entities, the details of which are set out in the table below. Unless otherwise indicated, each entity was established by or on behalf of TOM Group Limited.

Company	Date of incorporation/establishment and acquisition (if relevant)	Business description
Beijing Super Channel	Established with limited liability under the laws of the PRC on January 20, 2000	Provides technical and consulting services to Beijing Lei Ting and development of software information system, computer network and website products in the PRC

Shanghai Super Channel	Established with limited liability under the laws of the PRC on January 20, 2000	Development of software information system, computer network and website products in the PRC

Shenzhen Freenet	Established with limited liability under the laws of the PRC on November 16, 1999. The economic interests in Shenzhen Freenet were acquired by TOM Group Limited on November 1, 2000, and contractual arrangements to confer the economic interest on us were first entered into on December 6, 1999 and the contractual arrangements described in “Our Corporate Structure — Our Corporate Structure” were entered into on September 26, 2003	Operates 163.net and e-mail service provider in the PRC

Beijing Lei Ting	Established with limited liability under the laws of the PRC on November 23, 2000. Contractual arrangements to confer the economic benefit on us were first entered into on August 8, 2002, and the contractual arrangements described in “Our Corporate Structure — Our Corporate Structure” were entered into on September 26, 2003	Provides wireless value-added services and online advertising in the PRC

GreaTom	Established with limited liability under the laws of the PRC on March 12, 2001. We acquired an additional 20% interest on October 31, 2003, bringing our total interest in this company to 90%. The remaining 10% is held by Great Wall Technology Company Ltd., a PRC company whose shares are listed on the main board of the Hong Kong Stock Exchange	Provides technical and consulting services to Shenzhen Freenet, and provides commercial enterprise solution and wireless value-added services

TOM.COM (China)	Established with limited liability under the laws of the PRC on July 28, 2000	Investment holding

Lahiji	Incorporated with limited liability under the laws of the British Virgin Islands on September 30, 1999	Investment holding

Advanced Internet Services	Incorporated with limited liability under the laws of Hong Kong on September 3, 1999 and acquired by TOM Group Limited on November 1, 2000	Investment holding

Laurstinus	Incorporated with limited liability under the laws of the British Virgin Islands on November 23, 1999	Investment holding

Our parent company, TOM Group Limited, did not transfer six non-core Internet business entities to us primarily due to the fact that most of their operations have been moved to the nine core Internet business entities, and they are expected to be wound down or, in the case of Beijing Lu Jing Ling Advertising Limited (now renamed Beijing TOM International Advertising Limited), Beijing Lu Jing Ling, and Shenzhen Freenet Super Channel Advertising Company Limited, Shenzhen Freenet Advertising, used by our parent company for offline advertising sales in the PRC to utilize their advertising licenses. In addition, as these six entities were managed by the management group of the nine core Internet business entities prior to our reorganization, they are included in our historical consolidated financial statements up until September 26, 2003 (being the date that the agreements effecting our reorganization were dated) under US GAAP. Details of these six entities and the reasons for their exclusion are set out in the table below. Unless otherwise indicated, each entity was established by or on behalf of TOM Group Limited.

Company	Date of establishment and acquisition (if relevant)	Business description	Reason for exclusion from our Group
Sharkwave Information Technology (Beijing) Company Limited	Established with limited liability under the laws of the PRC on December 24, 1999 and acquired by TOM Group Limited on December 1, 2000	Engaged in sports website operations. Provision of development and services relating to Internet, electronic publishing and e-commerce technology in the PRC	Operations were integrated into Beijing Super Channel by the end of 2000. TOM Group Limited intends to wind up this company in due course.

China Travel Network Company Limited	Established with limited liability under the laws of the PRC on October 20, 1997 and acquired by TOM Group Limited on December 1, 2001	Operates a domestic travel website in China	Operations were integrated into Beijing Super Channel by the end of 2001. TOM Group Limited intends to wind up this company in due course.

Beijing Oriental China Travel Agency Limited	Established with limited liability under the laws of the PRC on September 10, 1997 and acquired by TOM Group Limited on December 1, 2001	Provision of marketing, advertising and business conferencing services and travel related services	Operations were integrated into Beijing Super Channel by the end of 2001. TOM Group Limited intends to wind up this company in due course.

Beijing Planet Network Travel Information Technology Limited	Established with limited liability under the laws of the PRC on December 15, 1999 and remaining 45% interest acquired by TOM Group Limited on December 1, 2001	Travel related software development and provision of consulting services in the PRC	Operations were integrated into Beijing Super Channel by the end of 2001. TOM Group Limited intends to wind up this company in due course.

Beijing Lu Jing Ling	Established with limited liability under the laws of the PRC on March 5, 2001	Advertising sales in the PRC. Holds an advertising license in Beijing, the PRC. Used to be involved in the provision of online advertising (bundled with offline advertising elements)	It is no longer involved in online advertising and was fully transferred to the outdoor media division of TOM Group Limited on September 26, 2003, where it now conducts offline advertising sales in the PRC.

Shenzhen Freenet Advertising	Established with limited liability under the laws of the PRC on May 14, 2001	Advertising sales in the PRC. Holds an advertising license in Guangzhou, the PRC. Used to be involved in the provision of online advertising (bundled with offline advertising elements)	It is no longer involved in online advertising and is in the process of being transferred to either the publishing division or the sports and entertainment division of TOM Group Limited, where it will conduct offline advertising sales in the PRC.

The remaining ten business entities in TOM Group Limited online media segment were not transferred to us pursuant to the reorganization as they were either engaged in different business areas (being non-portal businesses within the PRC, online businesses outside the PRC or passive investments of TOM) and/or under different management. Details of these excluded businesses entities and the reasons for their exclusion are set out in the table below.

Company/Business entity	Business description	Reason for exclusion
iTravel (HK) Ltd.	iTravel (HK) Ltd. provided worldwide travel services through the website “GoChinaGo” in Hong Kong	iTravel (HK) Ltd. ceased operations in May 2002

Shanghai Maya Online Broadband Network Company Limited, or Shanghai Maya

Shanghai Maya’s business includes renting and selling online audio/video entertainment products (such as CDs, VCDs, and DVDs), producing and sublicensing television program, broadcasting television program on its website and content services on the Shanghai broadband telecommunications network’s video on demand, and news and online advertising

Shanghai Maya also earns revenue from subleasing television channel commercial airtime to its advertisers and online advertising. Shanghai Maya receives commercial airtime in lieu of royalty income from television channels for broadcasting program produced by Shanghai Maya.

Passive investment. TOM Group Limited has an effective interest of 50% and three board seats out of a total of five. Shanghai Maya has been classified as an investment security in TOM Group Limited financial statements since October 2002 as TOM Group Limited, notwithstanding its board representation, is unable to exert any meaningful influence on the decision-making process of Shanghai Maya.

Cernet Online Company Limited	Cernet Online Company Limited is an ISP in the PRC and earns revenue mainly from providing Internet dial-up connectivity services with its own application platform.	Passive investment. TOM Group Limited has an effective interest of 37%. We are not involved in the ISP business, which is the pure physical infrastructure relating to Internet connectivity and does not involve the provision of content, products and services through the Internet and wireless communications networks.

Cernet Information Technology Company Limited	Cernet Information Technology Company Limited provides technical support services exclusively to Cernet Online Company Limited	As discussed above, we are not involved in the ISP business.

ChinaPlus	ChinaPlus provides interactive online marketing services in the PRC and Taiwan. It is a think-tank which provides consulting services to corporations by determining marketing strategy and setting marketing budgets.	TOM Group Limited has an effective interest of 50%. TOM Group Limited does not intend to expand this business. The operations of ChinaPlus are all online, and TOM Group Limited does not consolidate its revenue as it is not a subsidiary and therefore there is a minimal contribution to TOM Group Limited.

AASTOCKS.com LIMITED	AASTOCKS.com LIMITED is engaged in the provision of subscription-based online financial information services. It also earns revenue from online advertising.	Passive investment. TOM Group Limited has an effective interest of 16.7% and only one board seat out of seven and, accordingly, TOM Group Limited does not have influence over the decision-making process of AASTOCKS.com LIMITED. The operations of AASTOCKS.com LIMITED are all online and TOM Group Limited does not consolidate its revenue as it is not a subsidiary and therefore there is a minimal contribution to TOM Group Limited.

Company/Business entity	Business description	Reason for exclusion from our Group
Beijing Redsail Netlegend Data Network Technology Co Ltd., or Redsail	Redsail is principally engaged in providing call center services to mainland Chinese enterprises. No Internet services are provided.	We are not involved in call center activities. TOM Group Limited does not intend to expand or focus on this business going forward.

She Communications Ltd.	Operates a fashion website in Hong Kong. She Communications Ltd. provides both online advertising and offline event organisation and promotion and marketing services to customers and event sponsors.	Passive investment. TOM Group Limited has an effective interest of 33.3% and only two board seats out of a total of five. We are not involved in promotional events and activities.

EClink Electronic Network Systems (Shenzhen) Co Ltd., or SZ EC Link	SZ EC Link develops electronic data interchange customs declaration software and provides online customs declaration services to business customers.	SZ EC Link is only focused on the non-portal related business of development of software applications for transmission of customs declaration data. By contrast, our commercial enterprise solutions employ Internet and wireless value-added technologies.

TOM Group Limited’s Hong Kong portal operations	TOM Group Limited Internet portal at www.hk.tom.com.

The Hong Kong portal has a different design and layout from our portal (www.tom.com) and offers different content and services.

The Hong Kong portal is used primarily to provide information and to enhance other revenue generating businesses of TOM Group Limited.

All approvals required for our reorganization have been obtained, save for certain regulatory approvals to be obtained in relation to the transfer of the 51% interest held by TOM.COM (China) in Cernet Information Technology Company Limited and the 37% interest held by Shenzhen Freenet in Cernet Online Company Limited, which TOM.COM (China) and Shenzhen Freenet expect to receive in the normal course.

In addition, Shenzhen Freenet transferred its 50% equity interest in Guangzhou Hong Xiang Audio-Video Production Company Limited, or Hong Xiang, a company established in the PRC, to a person nominated by TOM Group Limited. Certain regulatory approvals remain to be obtained in relation to this transfer which Shenzhen Freenet expects to receive in the normal course. Hong Xiang is part of TOM Group Limited sports & entertainment division and, as such, is unrelated to our business and is not consolidated in our historical financial statements.

Pursuant to an agreement between us and TOM Group Limited, until we obtain the regulatory approvals for the transfers of Cernet Information Technology Company Limited, Cernet Online Company Limited and Hong Xiang, TOM Group Limited has agreed to bear all of the risks and agreed to indemnify us in respect of liabilities in relation to such transfers and we have agreed with TOM Group Limited that TOM Group Limited will enjoy all of the rewards associated with such interests in Cernet Information Technology Company Limited, Cernet Online Company Limited and Hong Xiang.

GLOSSARY OF TECHNICAL TERMS

This glossary contains explanations of certain terms used in this prospectus in connection with our business. These terms and their meanings may or may not correspond to standard industry meaning or usage of these terms.

Term	Definitions

2.5G

2.5G describes the state of wireless technology and capability usually associated with General Packet Radio Services, or GPRS, which is between the second and third generation of wireless technology. GPRS offers data speeds at 28 Kbps or higher.

3G	Third-generation, or 3G, wireless refers to the near-future state of wireless technology. 3G is expected to include capabilities and features such as:

•	enhanced multimedia (voice, data, video and remote control);

•	usability on all popular modes (mobile phone, e-mail, paging, fax, videoconferencing and web browsing);

•	broad bandwidth and high speed of over 2 Mbps;

•	routing flexibility (repeater, satellite and LAN);

•	operations at approximately 2 GHz to transmit and receive frequencies; and

•	roaming capability throughout Europe, Japan and North America.

Bandwidth	Bandwidth refers to the amount of information that can be carried in a given time period (usually a second) over a wired or wireless communications link.

Channel	Website features which provide users with an efficient and easy way to explore and utilize content on the Internet through a series of guides and directories.

Chat	A form of interactive online communications that enables typed conversation to occur in real time and to talk (or type) in real time to other network users from any and all parts of the world.

Click-through	The process of a visitor clicking on a website advertisement and going to the advertiser’s website.

Content	Information contained in an Internet portal that could be accessed through various mediums such as websites, computers, mobile phones and personal digital assistants.

Content aggregator	A website that aggregates content provided by other content providers.

Domain

A part of the Internet name that specifies certain details about the host such as its location and whether it is part of a commercial, governmental, or educational entity, such as “.com,” “.net” and “.org.”

Domain name	The Internet name of a website which is registered with Network Solutions Inc.

Download	To copy files from one computer to another via a network or using a modem.

GPRS

General Packet Radio Services, or GPRS, is a packet-based wireless communications service that promises data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. Higher data rates allow users to take part in video conferences and interact with multimedia websites and similar applications using mobile handheld devices as well as notebook computers.

Hit

A statistic used to measure website activity. Each time a user accesses a different file on a website counts as one hit. Each page viewed on a website may contain many files, so a single page view or visit may account for multiple hits.

ICP	Internet content provider, or ICP, is a company that provides content to Internet users.

i-Mode

i-Mode is the packet-based service for mobile phones offered by NTT DoCoMo. i-Mode eschews WAP and uses a simplified version of HTML, Compact Wireless Markup Language instead of WAP’s Wireless Markup Language.

ISP	Internet service provider, or ISP, is a company that provides individuals and other companies access to the Internet and other related services.

IVR

Interactive voice response, or IVR, is a software application that accepts a combination of voice telephone input and touch-tone keypad selection and provides appropriate responses in the form of voice, fax, callback, e-mail, etc. IVR is usually part of a larger application that includes database access.

Java™	A cross-platform programming language from Sun Microsystems that can be used to create animations and interactive features on World Wide Web pages. Java programs are embedded into HTML documents.

Link

A link transports an Internet user from one website to another with a click of a mouse. Links can be text or graphic. A graphic link usually has a frame around it while a text link will usually be underlined and often in a different color than the rest of the screen.

MMS	Multimedia messaging services, or MMS, is a technology that allows users to receive and transmit multimedia messages such as text, audio and video messages using their mobile phone.

Monternet

A two-way communications service between mobile phones and/or the Internet provided by China Mobile, which allows users to send and download content such as background screens, ring tones, digital photographs and e-mails.

Online	Being connected to other interconnected computers on the Internet.

Portal

A website that attracts visitors by offering free information or free services on a daily basis. The portal site can be used as a basis to explore the web. A portal is an entry point and gateway for surfing the Internet that provides useful web-related services and links.

Registered users	Total number of users who have registered with us since the launch of the product or service, irrespective of activity level, as of the dates shown.

Server

A computer on a network that manages network resources. For example, with a website, a server will store and distribute data used to interface with visitors to the website and distribute data to other servers with which it is networked.

SMS	Short messaging services, or SMS is a technology that allows users to receive and sometimes transmit short text messages using their mobile phones.

Traffic	The volume of web users visiting a website.

UNI-Info

A two-way communications service between mobile phones and/or the Internet provided by China Unicom, which allows users to send and download content such as background screens, ring tones, digital photographs and e-mails.

WAP	Wireless application protocol, or WAP, is a global standard for developing applications over wireless communications networks.

Website	World Wide Website, a collection of web pages located in one computer and linked together.

Wireless value-added services

A collection of services provided by Internet portal to their mobile phone users. Such services allow users to download and transmit information to their service providers’ Internet portals through SMS, MMS, WAP and Java technologies.

INDEX TO FINANCIAL STATEMENTS

Page

(i	)	Historical Consolidated Financial Statements of TOM Online Inc.

		Report of Independent Auditors	F-2

		Consolidated Balance Sheets as of December 31, 2001, 2002 and 2003	F-3

		Consolidated Statements of Operations and Comprehensive (Loss)/Income for the years ended December 31, 2001, 2002 and 2003	F-4

		Consolidated Statements of Shareholders’ (Deficit)/Equity for the years ended December 31, 2001, 2002 and 2003	F-5

		Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F-6

		Notes to Consolidated Financial Statements	F-7

(ii	)	Financial Statements of Beijing Lei Ting Wu Ji Network Technology Limited

		Report of Independent Auditors .	F-50

		Balance Sheets as of December 31, 2002 and November 19, 2003 (date of completion)	F-51

Statements of Operations and Comprehensive (Loss)/Income for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and for the period from January 1, 2003 to November 19, 2003 (date of completion)

F-52

		Statements of Owners’ Equity for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and for the period from January 1, 2003 to November 19, 2003 (date of completion)	F-53

		Statements of Cash Flows for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and for the period from January 1, 2003 to November 19, 2003 (date of completion)	F-54

		Notes to Financial Statements	F-55

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of TOM Online Inc. and TOM.COM LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive (loss)/income, consolidated statements of shareholders’ (deficit)/equity, and consolidated statements of cash flows present fairly, in all material respects, the financial position of the Company as defined in Note 1 in the notes to the accompanying consolidated financial statements as at December 31, 2001, 2002 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

/s/    PricewaterhouseCoopers

Hong Kong

January 20, 2004

TOM ONLINE INC.

CONSOLIDATED BALANCE SHEETS

			December 31,
			2001	2002	2003
			(in thousands of U.S. dollars)
Assets	Note(s)
Current assets:
Cash and cash equivalents			5,320	6,752	22,636
Restricted cash			4,030	—	—
Accounts receivable, net	22	(i)	5,370	8,003	14,689
Deferred costs	21		—	—	15,000
Prepayments			2,545	1,909	1,405
Deposits and other receivables	6		337	416	935
Due from related parties	22	(k)	1,447	460	124
Inventories			226	1,522	29

Total current assets			19,275	19,062	54,818
Long-term prepayment and deposits			1,088	994	565
Property and equipment, net	8, 22	(l)	2,960	5,518	7,094
Deferred tax assets	15		—	—	274
Goodwill, net	9		1,949	—	214
Intangibles, net	10		354	—	4,411

Total assets			25,626	25,574	67,376

Liabilities and shareholders’ (deficit)/equity
Current liabilities:
Accounts payable	22	(j)	2,819	2,926	3,241
Other payables and accruals	11		5,198	3,838	22,195
Income tax payable			—	—	401
Deferred revenue			2,813	1,734	414
Consideration payable			—	—	6,580
Short-term bank loan	12		3,615	—	—

Total current liabilities			14,445	8,498	32,831
Due to related parties	22	(k)	11,801	26,316	19,983

Total liabilities			26,246	34,814	52,814
Minority interests			613	224	152

			26,859	35,038	52,966

Commitments and contingencies	19
Shareholders’ (deficit)/equity:
Share capital	17		3,590	3,590	3,590
Paid-in capital	17		93,018	93,184	75,551
Accumulated other comprehensive loss			(12)	(55)	(55)
Accumulated deficit			(97,829)	(106,183)	(64,676)

Total shareholders’ (deficit)/equity			(1,233)	(9,464)	14,410

Total liabilities and shareholders’ (deficit)/equity			25,626	25,574	67,376

The accompanying notes are an integral part of these consolidated financial statements.

TOM ONLINE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

			Year ended December 31,
			2001	2002	2003
			(in thousands of U.S. dollars)
Revenues:	Note
Wireless value-added services			30	9,958	55,843
Advertising			2,950	4,228	5,845
Commercial enterprise solutions			1,479	11,244	13,825
Internet access			1,974	4,545	1,560

Total revenues	20		6,433	29,975	77,073
Cost of revenues:
Cost of goods sold			(59)	(8,143)	(11,291)
Cost of services			(10,849)	(16,731)	(32,794)

Total cost of revenues	20		(10,908)	(24,874)	(44,085)

Gross (loss)/profit			(4,475)	5,101	32,988

Operating expenses:
Selling and marketing expenses			(5,755)	(3,069)	(2,772)
General and administrative expenses			(8,808)	(7,356)	(9,133)
Product development expenses			(1,085)	(692)	(689)
Amortization of intangibles	10		(8)	(88)	(629)
Provision for impairment of goodwill	9		—	(1,949)	—
Provision for impairment of intangibles	10		—	(266)	—
Provision for impairment of property and equipment	8		(2,960)	—	—

Total operating expenses			(18,616)	(13,420)	(13,223)

(Loss)/income from operations			(23,091)	(8,319)	19,765
Other expenses:
Net interest expense			(347)	(408)	(320)

(Loss)/income before tax	22	(c)	(23,438)	(8,727)	19,445
Income tax (expense)/credit	15		—	(16)	254

(Loss)/income after tax			(23,438)	(8,743)	19,699
Minority interests			294	389	(127)

Net (loss)/income attributable to shareholders			(23,144)	(8,354)	19,572

Other comprehensive loss:
Foreign currency translation adjustment			(21)	(43)	—

Comprehensive (loss)/income			(23,165)	(8,397)	19,572

(Loss)/earnings per share — basic (cents)	4	(p)	(0.827)	(0.298)	0.699

The accompanying notes are an integral part of these consolidated financial statements.

TOM ONLINE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

	Number of shares	Share capital	Paid- in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit)/ equity
	(in thousands of U.S. dollars)
Balance as of January 1, 2001	2,800,000,000	3,590	78,147	9	(74,685)	7,061
Contribution from shareholders (*)	—	—	14,871	—	—	14,871
Foreign currency translation adjustment	—	—	—	(21)	—	(21)
Net loss	—	—	—	—	(23,144)	(23,144)

Balance as of December 31, 2001	2,800,000,000	3,590	93,018	(12)	(97,829)	(1,233)
Contribution from shareholders (*)	—	—	166	—	—	166
Foreign currency translation adjustment	—	—	—	(43)	—	(43)
Net loss	—	—	—	—	(8,354)	(8,354)

Balance as of December 31, 2002	2,800,000,000	3,590	93,184	(55)	(106,183)	(9,464)
Contribution from shareholders (*)	—	—	1,157	—	—	1,157
Net income	—	—	—	—	19,572	19,572
Reorganization adjustment	—	—	(18,790)	—	21,935	3,145

Balance as of December 31, 2003	2,800,000,000	3,590	75,551	(55)	(64,676)	14,410

* Contribution from shareholders primarily represents contribution of working capital as well as allocation of certain corporate expenses (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

TOM ONLINE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2001	2002	2003
	(in thousands of U.S. dollars)
Cash flow from operating activities
Net (loss)/income	(23,144)	(8,354)	19,572
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Amortization of intangibles	8	88	629
Provision for impairment of goodwill	—	1,949	—
Provision for impairment of intangibles	—	266	—
Provision for impairment of property and equipment	2,960	—	—
Allowance for doubtful accounts	431	781	1,487
Depreciation	2,360	1,865	3,016
Deferred income tax	—	—	(274)
Interest on advances from TOM.COM LIMITED (“TOM”) and its subsidiaries	403	435	394
Corporate expenses recharged by TOM	1,464	729	923
Loss on disposal of property and equipment	8	163	91
Minority interests	(294)	(389)	127
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(5,637)	(3,414)	(8,337)
Prepayments	(2,201)	636	(913)
Deposits and other receivables	358	(79)	(568)
Due from related parties	963	987	226
Inventories	(210)	(1,296)	1,493
Long-term prepayment and deposits	(1,088)	94	(361)
Accounts payable	2,102	107	623
Other payables and accruals	438	(1,360)	2,148
Income tax payable	—	—	2
Deferred revenue	2,813	(1,079)	(1,320)
Due to related parties	5,885	3,307	711

Net cash (used in)/provided by operating activities	(12,381)	(4,564)	19,669

Cash flow from investing activities
Payments for purchase of property and equipment	(2,749)	(4,451)	(4,790)
Proceeds from disposal of property and equipment	—	32	—
Net cash acquired from/(used in) acquisition of subsidiaries	633	(998)	3,721
Loans to related parties	(482)	—	—
Receipt from settlement of loans to related parties	—	482	—
Cash included in Non-core Internet Business Entities (as described in Note 1 of notes to the consolidated financial statements)	—	—	(1,689)

Net cash used in investing activities	(2,598)	(4,935)	(2,758)

Cash flow from financing activities:
Short-term bank loan	3,615	—	—
Repayment of short-term bank loan	—	(3,615)	—
Restricted cash	(4,030)	4,030	—
Advances from/(repayment to) related parties	11,551	10,559	(1,027)
Cash contribution from minority shareholders	906	—	—

Net cash provided by/(used in) financing activities	12,042	10,974	(1,027)

Net (decrease)/increase in cash and cash equivalents	(2,937)	1,475	15,884
Cash and cash equivalents, beginning of year	8,278	5,320	6,752
Foreign currency translation	(21)	(43)	—

Cash and cash equivalents, end of year	5,320	6,752	22,636

Supplemental disclosures of cash flow information
Cash (paid)/received during the year:
Cash paid for income taxes	—	(12)	(22)
Bank interest	56	27	74
Non-cash activities:
Property and equipment transferred from TOM	—	205	—
Property and equipment transferred to subsidiaries of TOM	—	—	292
Contribution from shareholders	14,871	166	1,157
Professional fees for the proposed listing of the Company	—	—	15,000

The accompanying notes are an integral part of these consolidated financial statements.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

1    Reorganization, Organization and Nature of operations

Reorganization and Organization

TOM Online Inc. (formerly known as PC Rock Industry Limited) (the “Company”) was incorporated in the Cayman Islands on August 28, 2001 as a company with limited liability.

The Company is a wholly-owned subsidiary of TOM.COM LIMITED (“TOM”). As part of the pre-initial public offering (“pre-IPO”) corporate reorganization (the “Reorganization”), which was completed on September 26, 2003, TOM transferred to the Company the operations and related assets and liabilities of its wireless value-added services business, online advertising business and commercial enterprise solutions business in China, in contemplation of a listing of the Company on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the “GEM”) and the National Market of National Automated Systems Dealership and Quotation (the “NASDAQ”). TOM was incorporated on October 5, 1999 and its shares became listed on the GEM on March 1, 2000. As of December 31, 2003, TOM was engaged in the online, outdoor media, publishing, sports and entertainment businesses.

Before September 2003, TOM’s online business segment (the “TOM Internet Group” or “TIG”) consisted of twenty-five business entities providing a wide range of Internet services, wireless value-added services, as well as advertising and commercial enterprise solutions services, in China and Hong Kong. Centering around its portal network services, TIG carried out the following core activities in China: (i) provision of wireless data services (including short messaging, multimedia messaging, wireless application protocol (“WAP”), Internet search, content channels and e-mail); (ii) provision of advertising services; (iii) provision of commercial enterprise solutions services; and (iv) the sale of Internet access cards. Such core activities were operated through a group of seven subsidiaries and two variable interest entities (the “Core Internet Business Entities” or the “Core Operation”). The Core Internet Business Entities are included in these consolidated financial statements.

In September 2003, TOM transferred to the Company its entire equity interest in Bright Horizon Enterprise Limited (“Bright Horizon”, formerly known as PC Rock Enterprises Limited) to the Company in contemplation of acquisition of Puccini International Limited and its controlled entities (see Note 5(c)). Bright Horizon is an investment holding company and does not have material assets, liabilities, and operations as of and for each of the three years ended December 31, 2003.

TIG also conducted certain portal and advertising businesses through five subsidiaries and one variable interest entity (the “Non-core Internet Business Entities”). As of December 31, 2003, most of the operations of these entities had been integrated with or moved to the nine entities that had been transferred to the Company and these entities are expected to be wound down, or used by other business segments of TOM to conduct TOM’s businesses. These entities were managed by the management group of the Core Internet Business Entities during the periods covered by these consolidated financial statements up to September 26, 2003. Accordingly, these six legal entities were included in these consolidated financial statements up to September 26, 2003.

The remaining ten legal entities of TIG, including certain subsidiaries and investments in joint ventures and associated companies, conduct (i) online services outside China (e.g., Hong Kong) or (ii) non-portal services within China, e.g., marketing, research and customs declaration services, which are not provided by the entities within the Core Operation and are passive investments of TOM. These ten legal entities are referred to as the “Excluded Business Entities”. These Excluded Business Entities and their related results of operations are not included in these consolidated financial statements for any period primarily because (i) such businesses have been managed by different management teams from the Core Internet Business Entities; and (ii) such businesses are dissimilar from the Core Internet Business Entities in terms of business models, revenue streams, customer

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

1    Reorganization, Organization and Nature of operations (continued)

bases and content; and (iii) such businesses have limited shared facilities and intercompany transactions with the Core Internet Business Entities.

In September 2003, the Company underwent the Reorganization where TOM transferred the ten Core Internet Business Entities to the Company. The Company issued 2.8 billion shares of par value of HK$0.01 each to TOM by way of capitalizing an existing shareholder’s loan in an amount of $30 million. The issuance of the shares and the capitalization of the loan has been retroactively reflected in the consolidated financial statements. Following the Reorganization, all assets, liabilities and interests relating to the Non-core Internet Business Entities were retained by TOM at their net liability value at September 26, 2003. The retention of the net liabilities of the Non-core Internet Business Entities by TOM was satisfied by a capital contribution of $3,145,000. No gain or loss on the Reorganization has been recorded. The results of the operations and assets and liabilities of the Non-Core Internet Business Entities are included in the consolidated financial statements for the two years ended December 31, 2002 and for the period from January 1, 2003 to September 26, 2003.

On November 19, 2003, the Company, through its subsidiary, acquired 100% equity interest of Puccini International Limited (“Puccini”). Puccini provides wireless interactive voice response services through a variable interest entity. Puccini and its controlled entities (the “Puccini Group”) were included in these consolidated financial statements from November 20, 2003 onwards.

The Company and its controlled entities are collectively referred to as the “Group”.

A list of the Core Internet Business Entities, Non-core Internet Business Entities, Excluded Business Entities and the Puccini Group is set out in Note 22(q).

Nature of operations

The businesses which the Group operates are subject to a number of industry-specific risk factors, including, but not limited to, the less-developed Internet infrastructure in China, relatively high cost of Internet access in China, unexpected network interruption, increasing concern over the security and confidentiality of information in China, stringent rules imposed by local mobile operators, intense competition, unauthorized use of intellectual property by third parties, potential intellectual property infringement claims and the need for additional capital for its operations.

To comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless value-added services and Internet content services, the Group conducts substantially all of its operations through three variable interest entities, Beijing Lei Ting Wan Jun Network Technology Limited (“Beijing Lei Ting”), Shenzhen Freenet Information Technology Company Limited (“Shenzhen Freenet”) and Beijing Lei Ting Wu Ji Network Technology Limited (“Wu Ji Network”). Each of the three variable interest entities are legally owned by two citizens of the People’s Republic of China (the “Registered Shareholders”). As of December 31, 2003, Mr. Wang Lei Lei, a director of the Company, held 20% in Beijing Lei Ting and 80% in Wu Ji Network.

Prior to the Reorganization, the Group also managed another variable interest entity which was one of the Non-core Internet Business Entities, namely Beijing TOM International Advertising Limited (“Beijing TOM”, formerly known as Beijing Lu Jing Ling Advertising Limited) (the “Non-core Operating Company”), which is

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

1    Reorganization, Organization and Nature of operations (continued)

legally owned by two citizens of the People’s Republic of China. Together with Beijing Lei Ting and Shenzhen Freenet (collectively the “Core Operating Companies”), these three variable interest entities together held direct equity interests in three other subsidiaries, China Travel Network Company Limited, Beijing Oriental China Travel Agency Limited and Shenzhen Freenet Super Channel Advertising Company Limited (collectively the “VIE Subsidiaries”), which are included in the Non-core Internet Business Entities. Following the Reorganization, the VIE subsidiaries were transferred out from these three variable interest entities to the Excluded Business Entities.

Prior to the Reorganization, these consolidated financial statements include the Core Operating Companies, the Non-core Operating Company and the VIE Subsidiaries. Total combined assets of the Core Operating Companies, the Non-core Operating Company, and the VIE Subsidiaries were $9,676,000, $14,381,000 and $31,333,000 as of December 31, 2001 and 2002 and September 26, 2003, respectively. The combined net (liabilities)/assets were ($6,929,000), ($3,240,000) and $15,716,000 as of December 31, 2001, 2002 and September 26, 2003, respectively. The combined net (loss)/income were ($7,311,000), $476,000 and $18,312,000 for the years ended December 31, 2001 and 2002 and the period from January 1, 2003 to September 26, 2003, respectively.

Following the Reorganization, only the Core Operating Companies were transferred to the Company, while the Non-core Operating Company and the direct equity interests in the VIE Subsidiaries were retained by TOM. Total combined assets of the Core Operating Companies, including Wu Ji Network which is the operating company of Puccini, were $5,055,000, $11,244,000 and $45,524,000 as of December 31, 2001, 2002 and 2003, respectively. The combined net (liabilities)/assets were ($9,170,000), ($3,092,000) and $31,306,000 as of December 31, 2001, 2002 and 2003, respectively. The combined net (loss)/income were ($7,233,000), $2,980,000 and $27,001,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

The Registered Shareholders are required under their contractual arrangements with the Group to transfer their interests in Beijing Lei Ting, Shenzhen Freenet and Wu Ji Network to the Group or the Group’s designee upon the Group’s request, provided that such transfer does not violate Chinese laws or regulations. Pursuant to the contractual arrangements, the Core Operating Companies are responsible for operating the Group’s website and have been granted the right to use the domain names, trademarks and other intellectual properties for a license fee. In addition, the Group has the exclusive right to provide technical and consulting services to the Core Operating Companies in exchange for service fees which equals to substantially all of the net income of the Core Operating Companies. Since the acquisition of these Core Operating Companies, the Group had extended loans of approximately $5,385,000, $6,982,000 and $6,886,000 as of December 31, 2001, 2002 and 2003, respectively, to the Registered Shareholders of the Core Operating Companies to finance their investments in these Core Operating Companies. The direct equity interest in these Core Operating Companies has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these entities to the Group. There are uncertainties regarding the interpretation and application of Chinese laws and regulations that could effect the enforceability of these contractual arrangements.

The Core Operating Companies, the Non-core Operating Company and Wu Ji Network were variable interest entities, as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51” (“FIN 46”). As a result of the contractual agreements, the Group has determined that it was the primary beneficiary, as defined in FIN 46, of the Core Operating Companies and Wu Ji Network for the periods from the date of acquisition/date of

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

1    Reorganization, Organization and Nature of operations (continued)

incorporation to December 31, 2003 and the Non-core Operating Company for the period from the date of incorporation to September 26, 2003 and, accordingly, consolidated the financial statements of these companies. FIN 46 has been applied for all periods presented.

2    Basis of presentation

Historically, the Group has been funded by capital contributions and loan advances from its shareholders. The Company intends to apply the net proceeds from the listings for research and development of new technologies and applications for wireless value-added services, to fund future acquisitions in the wireless value-added services and Internet industries in China and for general corporate purposes. As described in the “Reorganization and Organization” section, the advances from TOM and its subsidiaries amounting to $30 million were capitalized and have been retroactively reflected in the consolidated financial statements.

The accompanying consolidated financial statements reflect the assets, liabilities, revenues and expenses, changes in shareholders’ (deficit)/equity and cash flows that were directly applicable to the businesses and operations of the Core Internet Business Entities, the Non-core Internet Business Entities and the Puccini Group from the dates of acquisition/dates of incorporation of these entities, except that the financial positions and results of operations of the Non-core Internet Business Entities were included up to September 26, 2003, the date when the Reorganization had been completed. Changes in shareholders’ (deficit)/equity represent the net (loss)/income of the Group and TOM’s transfer of its investments to the Group, plus net cash and other transfers from TOM which were recorded as contribution received from shareholders.

Prior to the Reorganization, the consolidated financial statements include allocations of certain TOM corporate employee compensation costs, general, administrative and other expenses. For those expenses for which a specific identification method was not practicable, the allocation was primarily based on the percentage of the Group’s total assets to those of TOM. The Group believes this allocation methodology is reasonable. As part of the Reorganization, on September 26, 2003, the Company and TOM entered into an administrative services agreement, pursuant to which TOM agrees to provide certain administrative, including but not limited to, company secretarial, legal, financial, information technology supporting services and other supporting services to the Group in connection with the operation of its business. The fee for the services provided is calculated on a cost reimbursement basis and in any event, the parties agree that the fee payable will not be more than HK$5,000,000 on an annual basis. During the quarter ended December 31, 2003, HK$1,250,000 was charged by TOM to the Group (Note 14(h)). All material intercompany transactions and balances between the Group’s businesses have been eliminated.

Prior to the Reorganization, the Group’s operations were financed through operating cash flows, investments by, and advances from, TOM and its subsidiaries without charging any interest. For this reason, the historical financial statements prior to the Reorganization included estimated imputed interest charge on the advances from TOM and its subsidiaries. The estimated imputed interest charge is calculated using the weighted average interest rate for TOM applied to the debt owed to TOM. TOM’s weighted average interest rates were 4.50%, 2.28% and 1.59%, for the years ended December 31, 2001, 2002 and 2003, respectively. In order to formalize these advances by TOM and its subsidiaries, the Group and TOM have entered into certain loan agreements.

The Group believes this allocation methodology is reasonable. However, the expenses allocated to the Group for these items are not necessarily indicative of the expenses that would have been incurred if the Group

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

2    Basis of presentation (continued)

had been a separate, independent entity. With regard to the interest expense, such expense is not necessarily indicative of the interest expense that the Group would have incurred as a separate, independent entity because (i) the Group may not be able to obtain financing with interest rates as favourable as those enjoyed by TOM, with the result that the Group’s cost of capital will be higher than that reflected in its financial statements; and (ii) the Group is expected to have a capital structure different from the capital structure in the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements are prepared based on the historical cost convention.

3    Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

4    Principal accounting policies

(a)    Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company, the Core Internet Business Entities, the Non-core Internet Business Entities and the Puccini Group from the later of the dates of acquisition/dates of incorporation of these entities, except that the financial position and results of operations of the Non-core Internet Business Entities were included up to September 26, 2003, the date when the Reorganization had been completed. All significant intercompany balances and transactions between these entities have been eliminated on consolidation.

(b)    Cash and cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, demand deposits placed with bank or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

Restricted cash represents cash deposited with bank as collateral for the Group’s short-term bank loan.

(c)    Accounts receivable, net

An allowance for doubtful accounts is made based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. Accounts receivable in the balance sheet are stated net of such allowance. As of December 31, 2001, 2002 and 2003, the allowance for doubtful accounts of the Group was approximately $472,000, $1,228,000 and $2,420,000 respectively.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

4    Principal accounting policies (continued)

(d)    Inventories

Inventories represent finished goods and work in progress. Finished goods which are stated at cost are calculated on the weighted average basis and are stated at the lower of cost and net realizable value. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. Work in progress comprises primarily of costs incurred on commercial enterprise solutions projects where revenues and costs have not been recognized in the consolidated statement of operations and comprehensive (loss)/income as customer acceptance has not been obtained. Costs incurred include costs of hardware, software and labor on such projects prior to customer acceptance.

(e)    Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and provision for impairment, if any.

Property and equipment are depreciated at rates sufficient to write off their cost less provision for impairment, if any, over their estimated useful lives on a straight-line basis. Management considers that they have no significant residual value. The estimated useful lives are as follows:

Computer hardware and software	36-60 months
Furniture and office equipment	60-80 months
Motor vehicles	48-60 months
Leasehold improvements	the shorter of their useful lives or over the lease terms

Expenditure for maintenance and repairs is expensed as incurred. The carrying value of the assets is assessed regularly and/or when factors indicating a possible impairment are present. If the total of the expected future undiscounted cash flow is less than the carrying value, an indication of impairment is present and a loss is recognized in the consolidated statement of operations and comprehensive (loss)/income for the difference between the fair value and the carrying value of the assets.

The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the consolidated statement of operations and comprehensive (loss)/income.

(f)    Goodwill, net

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and variable interest entities.

Prior to January 1, 2002, goodwill was amortized on a straight-line basis over the expected future economic life of three years and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of goodwill is measured by a comparison of the carrying amount of goodwill and the future net discounted cash flows. If goodwill is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the goodwill exceeds its fair value.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

4    Principal accounting policies (continued)

(f)    Goodwill, net (continued)

The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Intangible Assets” (“SFAS 142”) on January 1, 2002. Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired.

(g)    Intangibles, net

Intangibles, which primarily include partnership contract, domain names, developed technology, trademark, brand names, customer base, non-compete agreement and operating licenses arising from the acquisitions of subsidiaries and variable interest entities were initially recognized and measured at fair value upon acquisition. Intangibles also include software contributed by a minority shareholder of a subsidiary and were initially recorded at carryover basis which approximated fair values. Intangibles are amortized over their estimated useful lives of one to five years. The amortization methods and estimated useful lives of intangibles are reviewed regularly.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. SFAS No. 141 “Business Combinations” (“SFAS 141”) specifies criteria that must be applied to determine whether an intangible should be recognized separately from goodwill. In particular, an intangible which is acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.

Prior to January 1, 2002, intangibles were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of such intangibles might not be recoverable. Upon the Group’s adoption of SFAS 142 on January 1, 2002, intangibles were tested for impairment and tested annually thereafter or more frequently if events or changes in circumstances indicate the intangibles might be impaired. The Group evaluates recoverability of an intangible to be held and used by comparing the carrying amount of the intangible to its future net undiscounted cash flows. If the intangible is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the intangible exceeds the fair value of the intangible calculated using a discounted future cash flow analysis.

(h)    Revenue recognition

The Group derives revenues from provision of wireless value-added services, advertising, commercial enterprise solutions and Internet access. The Group recognized its revenues net of related business taxes and value-added taxes.

Wireless value-added services

Wireless value-added services revenues are derived principally from providing mobile phone users with short messaging services (“SMS”), multimedia messaging services (“MMS”), WAP services and wireless interactive voice response (“IVR”) services. These include news subscriptions, sports information, mobile e-mail, dating service, picture download, wallpaper, mobile phone games, ring tones, ring back tones, logo downloads, chat rooms and access to music files.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

4    Principal accounting policies (continued)

(h)    Revenue recognition (continued)

Wireless value-added services are billed on a per message or on monthly subscription basis, while the content channel subscription services are billed on a monthly basis. These services are delivered to the Group’s customers through the platform of various subsidiaries of China Mobile Communications Corporation (“China Mobile”) and China United Communications Corporation (“China Unicom”). Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Group. Revenues from wireless value-added services are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as the Group markets, supports and contracts for its services directly with the end customers.

The Group purchases certain portal content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements by having the ability to determine the fees charged to the user and being the primary obligor to the users with respect to providing the content services.

Advertising

The Group derives its advertising services revenues from (i) placing paid online advertisements such as banners, links and logos on the Group’s websites in China and (ii) fees earned from offline advertisements.

Revenues from paid online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the advertising contracts are to provide an online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenue from these contracts is recognized based on the time period the advertisement is displayed. Certain of the Group’s online advertising contracts are based solely on a number of impressions to be delivered. For these contracts, the Group records revenue ratably as the impressions are delivered. Certain other contracts do not include a fixed delivery pattern for the advertising. In these situations, revenue is deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

Offline advertising revenues are related to services provided under advertising contracts that are for a fixed period of time, generally less than one year. Revenues are recognized over the period the advertisement is displayed, provided no significant obligations remain.

During the year ended December 31, 2001, the Group entered into certain barter transactions. These transactions related to providing advertising on the Group’s websites in exchange for the customer’s consumer products or advertising from the customer. Revenues and expenses of $270,000 were recorded based on the fair value of the consumer products received. For transactions where the Group received advertising services, no revenues or costs were recorded.

Commercial enterprise solutions

Commercial enterprise solutions revenues are derived from providing integrated enterprise solutions, corporate e-mail services, e-commerce and resale of computer equipment.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

4    Principal accounting policies (continued)

(h)    Revenue recognition (continued)

Integrated enterprise solutions include design and implementation of pricing and management systems and purchasing and installation of computer hardware and software. Fees charged for providing integrated enterprise solutions are billed to the customer throughout the contract period including the following dates: (1) contract signing; (2) delivery of computer hardware and software; (3) completion of testing; (4) acceptance; and (5) one year after acceptance. Revenues are not allocated to various elements of the contracts as the criteria for separation are not met. Thus, the contracts are accounted for as one unit of accounting and revenue for billed amounts is recognized when customer’s acceptance is obtained provided that no significant obligations remain. Warranties on the equipment included in the systems are assumed by the original vendors. For amounts billed after acceptance, revenue is recognized upon cash receipt due to uncertainty of collectibility.

Corporate e-mail boxes include 163.net e-mail boxes provided to small and medium-sized enterprises together with additional related services such as virus protection. Corporate e-mail revenues are recognized ratably over the period that services are provided.

E-commerce and resale of computer equipment represent revenues earned from direct sales of consumer products through the Group’s websites or through contracts with the customer. Product sales, net of return allowances, are recorded when goods are delivered and title has passed to the customers.

Internet access

Internet access revenues are derived from the sales of prepaid cards that provide access to the Internet through various service providers. The Group sells cards that offer unlimited usage over a fixed period of time and cards that offer fixed access usage subject to an expiry date. When the unlimited usage cards are sold separately, revenue is recognized ratably over the fixed period of time. For usage-based cards, or in situations where both types of cards are sold together, the Group recognizes revenue to the extent of costs incurred from the service providers during that period and the remaining revenue is recognized upon expiration of the cards.

(i)    Cost of revenues

Cost of goods sold

Cost of goods sold consists of consumer products, computer hardware and software that the Group sold to its commercial enterprise solutions customers.

Cost of services

Cost of services includes service fees retained by and transmission fees payable to the mobile telecommunication operators, direct product promotion and marketing, staff bonuses and commissions that are based on revenues, bandwidth leasing charges, Internet access fees, royalty payments, content fees, depreciation, portal content production and wireless value-added services staff costs, website and platform maintenance costs and other production costs.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

4    Principal accounting policies (continued)

(j)    Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive (loss)/income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

(k)    Advertising expenses

Advertising expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services and are expensed as incurred. Advertising expenses totaled approximately $4,698,000, $1,411,000 and $2,013,000 during the years ended December 31, 2001, 2002 and 2003, respectively.

(l)    Product development expenses

The Company accounts for website development costs under SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and capitalizes, if criteria under SOP 98-1 are met, material direct costs of materials and services consumed in developing or obtaining internal-use computer software during the application development stage. Cost incurred in the enhancement of the Company’s website and the classification and organization of listings within Internet properties and enhancements to existing products are charged to product development expense as incurred. To date, no costs meet the criteria for capitalization and hence none are capitalized.

(m)    Stock-based compensation

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure”, the Group has chosen to disclose the provisions related to employee share options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”) in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common stock on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

4    Principal accounting policies (continued)

(m)    Stock-based compensation (continued)

The following table illustrates the effect on net (loss)/income if the Group had applied the fair value recognition provision of SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) to share-based employee compensation.

	Year ended December 31,
	2001	2002	2003
	(in thousands of dollars)
Net (loss)/income attributable to shareholders as reported	(23,144)	(8,354)	19,572
Add: Adjustments for APB 25	—	—	—
Less: total stock-based employee compensation expense determined under fair value method for all awards of directors of the Company and employees of the Group, net of tax	(4,308)	(780)	(482)
Less: allocations of total share-based employee compensation (expense)/income determined under fair value method for all awards of certain directors and employees of TOM, net of tax	(1,513)	969	(877)

Pro forma net (loss)/income attributable to shareholders	(28,965)	(8,165)	18,213

Pro forma (loss)/earnings per share—basic (cents)	(1.034)	(0.292)	0.650

(n)    Minority interests

Minority interests represent the proportionate equity interests of the shareholders in the Group’s consolidated entities which are not wholly-owned. No minority interests are recorded in the Group’s variable interest entities.

(o)    Foreign currency translation

The functional currency of the Group is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income. Exchange losses recorded for the years ended December 31, 2001, 2002 and 2003 were approximately $60,000, $8,000 and $1,000, respectively.

The consolidated financial statements of the Group are translated into the reporting currency, the United States Dollar, using exchange rates in effect at each year end for assets and liabilities and average exchange rates during each reporting year for the consolidated statements of operations and comprehensive (loss)/income. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive loss in the shareholders’ (deficit)/equity.

(p)    (Loss)/earnings per share

In accordance with SFAS No. 128 “Computation of Earnings Per Share”, basic (loss)/earnings per share for the years ended December 31, 2001, 2002 and 2003 is based on the net (loss)/income attributable to shareholders of $(23,144,000), $(8,354,000) and $19,572,000 and the weighted average number of 2,800,000,000 shares in issue during each of the respective year as if they were issued upon a capital reorganization of the Company subsequent to December 31, 2003, as described in Note 17, had been outstanding for all periods presented.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

4    Principal accounting policies (continued)

(p)    (Loss)/earnings per share (continued)

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented. Specifically, the contingently issuable shares in relation to the acquisition of Puccini (please see Note 5(c) for details) are not included in the computation of diluted earnings per share since the number of shares contingently issuable depends on both future initial public offering price of the Company and future earnings of the Puccini Group.

(q)    Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive loss of the Group represents the cumulative foreign currency translation adjustment.

(r)    Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Group operates in four principal business segments.

(s)    Recent accounting pronouncements

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees and indemnifications that it has issued and clarifies that a guarantor is required to recognize, at the inception of a guarantee or indemnification, a liability for the fair value of the obligation undertaken in issuing the guarantee or indemnification. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees and indemnifications issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002. The adoption of this standard did not have a material impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149 (“SFAS 149”) “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively the “derivatives”) and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The Company currently does not expect the adoption of SFAS 149 to have a material impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 (“SFAS 150”) “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

4    Principal accounting policies (continued)

(s) Recent	accounting pronouncements (continued)

liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management believes that the adoption of SFAS 150 will not have any significant impact on the consolidated financial statements.

5    Business combinations

(a)	Acquisition of China Travel Network Company Limited and its controlled entities, collectively referred to as “CTN Group”

Effective December 1, 2001, TOM gained control of China Travel Network Company Limited, a company incorporated in Hong Kong, for a total consideration of approximately $2,062,000, consisting of (i) the issuance of 4,300,000 TOM shares valued at their market price totaling approximately $2,006,000 as of December 14, 2001, the date of commitment and the date the acquisition of 100% equity interest of the CTN Group was publicly announced; (ii) cash consideration of approximately $48,000; and (iii) other acquisition costs of approximately $8,000. The acquisition has been accounted for as a purchase business combination and the results of the operations from the acquisition date of December 1, 2001 have been included in the Group’s consolidated financial statements up to September 26, 2003, the date when the Reorganization was completed.

The allocation of the purchase price is as follows:

(in thousands of dollars)
Current assets	443
Property and equipment	126
Intangibles	362
Goodwill	1,949
Liabilities assumed	(818)

2,062

The excess of the purchase price over the identifiable tangible and intangible assets acquired and liabilities assumed was recorded as goodwill. Identifiable intangible assets were recognized and measured at fair value upon acquisition and amortized over their useful lives of three to five years.

The unaudited pro forma financial information in relation to the acquisition of CTN Group is not presented as the financial information of CTN Group with respect to the pre-acquisition period is not available.

(b)    Acquisition of Beijing GreaTom United Technology Company Limited (“GreaTom”)

On September 25, 2003, Shenzhen Freenet entered into an agreement with Greatwall Computer and Software Company Limited to purchase its 20% equity interest in GreaTom, a non-wholly-owned subsidiary of the Company for a total consideration of approximately $411,000, consisting of (i) cash consideration of approximately $407,000; and (ii) other acquisition costs of approximately $4,000. Following the completion of

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

5    Business combinations (continued)

(b)    Acquisition of Beijing GreaTom United Technology Company Limited (“GreaTom”) (continued)

acquisition on October 31, 2003, the Company has 90% equity interest in GreaTom. Accordingly, 90% of the results of the operations of GreaTom have been included in the Group’s consolidated financial statements from the date of acquisition of October 31, 2003.

The allocation of the purchase price is as follows:

(in thousands of dollars)
Current assets	732
Property and equipment	61
Goodwill	214
Liabilities assumed	(596)

411

The excess of the purchase price over the identifiable assets acquired and liabilities assumed was recorded as goodwill.

(c)    Acquisition of Puccini Group

Effective November 19, 2003, the Group acquired 100% equity interest of Puccini in which a subsidiary of a shareholder of TOM owned 100% interest. Puccini is an investment holding company incorporated on March 13, 2000 with an issued share capital of $1. It had no material historical operations, assets or liabilities since its incorporation and had remained inactive until its acquisition by the Group. Through a series of contractual arrangements, Puccini is the primary beneficiary of a wireless value-added services company, Wu Ji Network. The purchase consideration has been agreed as follows:

•	an initial consideration which consists of (i) a nominal consideration of $1 at the time of completion and (ii) a sum of $18,500,000 in the form of the Company’s shares at the initial public offering price, which will be placed with an escrow agent, subject to the conditions as discussed below; and

•	an earn-out consideration that is equal to the excess over the initial consideration of (i) an amount equal to 7.7 times Puccini’s 2004 audited consolidated net profit; or (ii) if such 2004 audited consolidated net profit is less than an amount equal to 1.2 times the greater of Puccini’s 2003 audited consolidated net profit and RMB40,000,000 ($4,832,318), an amount equal to 6 times Puccini’s 2004 audited consolidated net profit.

The total consideration is subject to a maximum of $150,000,000.

The acquisition has been accounted for as a purchase of business combination and the results of the operations from the acquisition date have been included in the Group’s consolidated financial statements. As of December 31, 2003, a nominal cash consideration of $1 had been paid, and the purchase price of the acquisition of Puccini as of December 31, 2003 was equivalent to the aggregate amount of the nominal cash consideration and the professional costs incurred for the acquisition, totaling $768,000. The excess of the fair value of the identifiable tangible and intangible assets acquired of $7,348,000 over the initial purchase price of $768,000, which mainly represents professional costs, was recognized as a liability of $6,580,000 at the date of acquisition.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

5    Business combinations (continued)

(c)    Acquisition of Puccini Group (continued)

Pursuant to SFAS 141, the initial consideration of $18,500,000 and the earn-out consideration are considered contingent consideration, which will not become certain until the audited consolidated net profit of Puccini Group for the year ending December 31, 2004 is available. Accordingly, the contingent considerations have not been reflected in the consolidated financial statements of the Group.

Further, the initial consideration of $18,500,000 worth of the Company’s common stock issued at the Company’s initial public offering price and held in escrow pending the outcome of the purchase price contingency should be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is resolved beyond a reasonable doubt in accordance with SFAS 141.

When the contingency is resolved and the consideration becomes issuable, any excess of the fair value of the contingent consideration issued or issuable over the amount that was recognized as a liability of $6,580,000 shall be recognized as an additional cost of acquisition. If the amount initially recognized as a liability of $6,580,000 exceeds the fair value of the consideration issued or issuable, that excess shall be allocated as a pro rata reduction of the amounts assigned to assets acquired. Any amount that remains after reducing those assets to zero shall be recognized as an extraordinary gain.

The allocation of the purchase price is as follows:

(in thousands of dollars)
Current assets	4,402
Property and equipment	416
Other non-current assets	41
Intangibles	5,040
Liabilities assumed	(2,551)
Consideration payable	(6,580)

768

Identifiable intangible assets of $5,040,000, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of one year.

The unaudited pro forma consolidated financial information for the years ended December 31, 2002 and 2003, as presented below, reflects the results of operations of the Group in relation to acquisition of Puccini Group as if the acquisition of the Puccini Group has occurred on July 31, 2002 (date of incorporation of Wu Ji Network) and January 1, 2003 respectively, and after giving effect to the purchase accounting adjustments. In connection with the acquisition, Wu Ji Network and Puccini Network Technology (Beijing) Limited (“Puccini Network”), a wholly-owned subsidiary of Puccini incorporated on October 16, 2003 for the purpose of this acquisition, have entered into a technical and consulting service agreement, pursuant to which Puccini Network is entitled to receive service fees at an amount equal to substantially all of the income before tax of Wu Ji Network. As a result of this technical and consulting service agreement, Puccini Network would be subject to a 5% business tax, to be levied upon issuance of invoice for the technical service fee to Wu Ji Network. When preparing the following unaudited pro forma consolidated results of Puccini Group for the year ended December 31, 2002 and for the year ended December 31, 2003, it has been assumed that Puccini Network had been in existence and it had entered into the technical and consulting service agreement with Wu Ji Network since July 31, 2002 (date of incorporation of Wu Ji Network) and January 1, 2003, respectively. Since Puccini Network has been locating and operating in the designated area of Beijing Economic and Technological Development Zone

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

5    Business combinations (continued)

(c)    Acquisition of Puccini Group (continued)

since its incorporation, it will be eligible, upon acceptance of application by the local tax authority, for a high technology enterprise preferential tax treatment of three years of income tax exemption from the date of incorporation in accordance with the current income tax law. Management has applied for the preferential tax treatment and believes Puccini Network has met all the conditions required to receive such preferential tax treatment. Hence, no income tax expenses have been accrued in the unaudited pro forma consolidated financial information below on the technical service fee income to be earned by Puccini Network. As of January 20, 2004, Puccini Network has applied for but not yet received confirmation of the preferential tax treatment. The impact of this agreement is reflected in the unaudited pro forma consolidated financial information below. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on July 31, 2002 (date of incorporation of Wu Ji Network) and January 1, 2003 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2002	2003
	(unaudited and in thousands of dollars)
Revenues	29,990	83,897
Operating (loss)/income	(10,425)	19,573
Net (loss)/income attributable to shareholders	(10,460)	19,007
(Loss)/earnings per share—basic (cents)	(0.374)	0.679

6    Deposits and other receivables

	December 31,
	2001	2002	2003
	(in thousands of dollars)
Rental deposits	75	94	97
Advances to staff	70	204	401
Others	192	118	437

Total	337	416	935

7    Concentrations and risks

(a)    Major customers

Revenues from customers that individually represent greater than 10% of the total revenues for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001	2002	2003
	(in thousands of dollars)
The People’s Insurance Company of China (“PICC”)	—	2,679	—

Amount due from PICC as of December 31, 2002 was approximately $19,000.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

7    Concentrations and risks (continued)

(b)    Dependence on mobile telecommunication operators

SMS revenues, which represent a substantial portion of the wireless value-added services revenues of the Group for the years ended December 31, 2002 and 2003, are derived from co-operative arrangements with China Mobile and China Unicom (the “mobile telecommunication operators”). The mobile telecommunication operators are entitled to a percentage of the revenues earned from users of SMS services. If the strategic relationship with either mobile telecommunication operator is terminated or scaled-back, or if the mobile telecommunication operators alter the co-operative arrangements, the Group’s wireless value-added services business might be adversely affected.

Revenues earned from customers through the mobile telecommunication operators for the years ended December 31, 2002 and 2003 were $9,958,000 and $55,843,000, respectively.

Amounts due from the mobile telecommunication operators as of December 31, 2002 and 2003, were $2,970,000, representing 37% of net accounts receivable, and $8,247,000, representing 56% of net accounts receivable, respectively.

(c)    Credit risk

The Group focuses on key customers both for advertising services and commercial enterprise solutions services and works closely with them. The Group generally does not require collateral for its accounts receivable. The Group also performs regular reviews of its accounts receivable and maintains allowances for potential credit losses. In addition, the mobile telecommunication operators bear the credit risk related to the end customers of wireless value-added services.

(d)    Other risks

The Group’s sales, purchases and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

The Group also faces certain macro-economic and regulatory risks and uncertainties relating to the Group’s China operations (Note 19(c)).

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

8    Property and equipment, net

	December 31,
	2001	2002	2003
	(in thousands of dollars)
Computer hardware and software	7,725	12,395	15,845
Furniture and office equipment	556	554	491
Motor vehicles	65	65	68
Leasehold improvements	918	1,118	799

	9,264	14,132	17,203

Less: Accumulated depreciation	(3,344)	(5,654)	(7,646)
Less: Provision for impairment	(2,960)	(2,960)	(2,463)

	(6,304)	(8,614)	(10,109)

Net book value	2,960	5,518	7,094

During the years ended December 31, 2001, 2002 and 2003, the depreciation charges of the Group amounted to approximately $2,360,000, $1,865,000 and $3,016,000, respectively.

For the year ended December 31, 2001, the Group made a provision for impairment of approximately $2,960,000 mainly on certain computer hardware and software due to the overall decline in industry growth rates, negative industry and economic trends.

9    Goodwill, net

	December 31,
	2001	2002	2003
	(in thousands of dollars)
Cost:
Beginning of year	57,292	59,241	59,241
Goodwill arising from acquisitions	1,949	—	214
Goodwill of Non-core Internet Business Entities	—	—	(15,879)

End of year	59,241	59,241	43,576

Accumulated amortization and provision for impairment:
Beginning of year	57,292	57,292	59,241
Provision for Impairment	—	1,949	—
Accumulated amortization and provision for impairment of Non-core Internet Business Entities	—	—	(15,879)

End of year	57,292	59,241	43,362

Net book value:
End of year	1,949	—	214

Beginning of year	—	1,949	—

SFAS 142 was adopted on January 1, 2002. Due to the continued weak performance of the Group’s online advertising business and the annual assessment of the recoverability of the intangibles, the Group recorded an impairment of the goodwill recognized in connection with the acquisition of the CTN Group during the year ended December 31, 2002.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

10    Intangibles, net

	December 31,
	2001	2002	2003
	(in thousands of dollars)
Non-compete agreement#	410	410	100
Domain names	660	660	660
Trademark	745	745	263
Customer base	471	471	947
Backlog	28	28	28
Software	1,473	1,473	140
Licenses	121	121	96
Partnership contract*	—	—	4,364

	3,908	3,908	6,598

Less: Accumulated amortization	(482)	(570)	(900)
Less: Provision for impairment	(3,072)	(3,338)	(1,287)

	(3,554)	(3,908)	(2,187)

Net book value	354	—	4,411

#	The non-compete agreements include i) the non-compete agreement entered with the former owners of Sharkwave Information Technology (Beijing) Company Limited (“Sharkwave Technology”) under which the former owners agreed, amongst others, not to enter the business which the Group carried on without the prior consent of the Group within five years upon the completion of the acquisition of Sharkwave Technology in 2000, and ii) the non-compete agreement entered with the former owners of Wu Ji Network, Cranwood Company Limited (“Cranwood”), under which Cranwood and its group companies agreed, amongst others, not to carry on the business of provision of the IVR services within two years upon the completion of the acquisition of Wu Ji Network in 2003.

*	The intangible on partnership contract, which arises from the contractual rights, represents a business co-operation services agreement entered into between Wu Ji Network and China Mobile, pursuant to which Wu Ji Network provides wireless value-added services to mobile subscribers of China Mobile. Management has examined the partnership contract and concludes that the contract is similar to a licensing agreement which is under the contract-based category of intangibles pursuant to SFAS 141. Management is of the view that Wu Ji Network has been deriving economic benefit from the partnership contract and has recorded net income after the amortization of this intangible. The partnership contract is amortized over one year.

During the years ended December 31, 2001, 2002 and 2003, the amortization expense of the Group amounted to approximately $8,000, $88,000 and $629,000, respectively.

Based on the assessment for the year ended December 31, 2002, the Group recorded a full provision for the impairment of the identifiable intangibles associated with the acquisition of the CTN Group, due to the continued weak performance of the online advertising business.

The amounts of the above provision for impairment were determined using a future net discounted cash flow methodology.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

11    Other payables and accruals

	December 31,
	2001	2002	2003
	(in thousands of dollars)
Staff costs and welfare accruals	1,657	1,157	587
Advertising expenses payable	400	331	693
Rental and other lease charges accruals	500	356	131
Internet access charges and other direct costs accruals	993	565	333
Business tax and other levies payable	461	305	1,856
Advances received from customers	426	638	505
Listing costs	—	—	14,412
Donation	—	—	1,842
Professional fees on acquisition of Puccini	—	—	768
Others	761	486	1,068

Total	5,198	3,838	22,195

12    Short-term bank loan

As of December 31, 2001, a short-term bank loan of approximately $3,615,000 was obtained from a bank in China with an annual interest rate of 5.58%. A deposit of approximately $4,030,000 was placed with the bank as collateral. The loan was fully repaid in March 2002.

13    China Contribution Plan and Profit Appropriation

The full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $657,000, $434,000 and $527,000 for the years ended December 31, 2001, 2002 and 2003, respectively. The Group is required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The contributions for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $166,000, $212,000 and $515,000, respectively. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

Certain subsidiaries of the Group are required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of the after-tax net income determined in accordance with the PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

During the year ended December 31, 2001, these legal entities were in an accumulated losses position determined in accordance with the PRC GAAP, thus, no appropriations to the reserve funds were made. For the year ended December 31, 2002, one legal entity appropriated $593,000 to the reserve funds based on its net income under the PRC GAAP. An additional $959,000 was appropriated to the reserve funds for specific tax holiday benefits as required by local tax regulations. During the year ended December 31, 2003, there was no profit appropriation to reserve funds.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

14    Related party transactions

			Year ended December 31,
			2001	2002	2003
	Note		(in thousands of dollars)
Advertising and commercial enterprise solutions revenues earned from:	(a	)
— subsidiaries of TOM	(b	)	751	140	132
— minority shareholders of a subsidiary			—	273	510
— related companies of minority shareholders of a subsidiary			—	712	1,972
— a shareholder of TOM			—	144	—
Office rental expenses charged by:
— a related company of a shareholder of TOM	(c	)	532	463	732
Commercial enterprise solutions and Internet access revenues charged by:	(d	)
— a subsidiary of TOM			—	12	—
— minority shareholders of a subsidiary			—	1,631	85
— related companies of minority shareholders of a subsidiary			—	853	—
Property and equipment purchased from:	(e	)
— a shareholder of TOM			—	26	—
— TOM			—	205	—
Property and equipment transferred to subsidiaries of TOM	(f	)	—	—	292
Recharge TOM and its subsidiaries of operating expenses incurred on their behalf			454	1,250	1,686
Interest expense to TOM	(g	)	403	435	394
Corporate expenses recharged by TOM	(h	)	1,464	729	923
Purchase of furniture and equipment on behalf of a related company controlled by a shareholder of TOM	(i	)	—	138	—
Advertising expenses paid on behalf of a related company controlled by a shareholder of TOM	(j	)	—	—	109
Cooperation service fee with a fellow subsidiary	(k	)	—	—	73

Notes:

(a)	As of December 31, 2001, 2002 and 2003, balances due from these related companies in respect of advertising and commercial enterprise solutions amounted to approximately $Nil, $461,000 and $698,000 respectively. Revenues earned from provision of advertising and commercial enterprise solutions to these related companies are principally at terms not less favourable than those to third party customers of the Group.
(b)	On September 26, 2003, the Group entered into an online media services agreement with TOM.COM INTERNATIONAL LIMITED. Pursuant to this agreement, the Group shall provide certain goods and services to our parent company and its subsidiaries are non-exclusive basis including content, mobile communication, infotainment services or related telecommunication services, website development maintenance and hosting services, online advertising services. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006.
(c)	The office premises were leased to the Group at market rates. The term of the lease agreement is for three years commencing June 15, 2003.
(d)	As of December 31, 2001, 2002 and 2003, balances due to these related companies in respect of commercial enterprise solutions and Internet access charges amounted to approximately $Nil, $829,000 and $Nil respectively. Provision of commercial enterprise solutions and Internet access services by these related companies were determined at market rates.
(e)	As of December 31, 2001, 2002 and 2003, balances due to these related companies in respect of the purchase of property and equipment amounted to approximately $704,000, $915,000, and $915,000 respectively. Such purchases were made at market rates.
(f)	Property and equipment were transferred to certain subsidiaries of TOM at their net book values. As of December 31, 2003, balance due from these related companies in respect of the transfer of property and equipment was $Nil.
(g)

Amount represents estimated imputed loan interest charge on advances from TOM and its subsidiaries to the Group. Respective interest expenses have been capitalized as paid-in capital for the years ended

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

14    Related party transactions (continued)

December 31, 2001, 2002 and 2003. On September 21, 2003, the Group entered into loan agreements with the TOM Group, under which the TOM Group provided loans of HK$156.3 million (US$20 million) to the Group. The loans were non-interest bearing until December 31, 2003, after which they are interest bearing at the market rate of 1.65% per annum over the Hong Kong Dollar Interbank Offered Rates. These loans are unsecured and are not repayable until December 31, 2004, after which they will be repayable upon demand. In the opinion of the Directors, the above loan agreements were entered into on normal commercial terms.

(h)	For the years ended December 31, 2001 and 2002 and for the period from January 1, 2003 to September 26, 2003, the date when the Reorganization, was completed, certain corporate expenses were recharged by TOM to the Group on the basis as described in Note 2. Subsequent to the Reorganization, the corporate expenses were recharged based on the administrative services agreement as detailed in Note 2.
(i)	As of December 31, 2002 and 2003, balance due from this related company in respect of the furniture and equipment purchased on its behalf amounted to approximately $138,000 and $Nil. Such furniture and equipment were purchased at fair values.
(j)	During the year ended December 31, 2003, the Group entered into two agreements with a third-party advertising company for promotional services from January 11, 2003 to June 30, 2003. Subsequent to the signing of these agreements, the Group entered another agreement with the advertising company and this related company, whereby this related company has agreed to bear all the risk and rewards of ownership associated with the two previously signed advertising agreements. As of December 31, 2003, balance due from this related company was $Nil in respect of advertising expenses paid on its behalf.
(k)	Beijing Lei Ting signed a cooperation agreement with Shanghai Maya Online Broadband Network Company Limited (“Shanghai Maya”), which is 50% owned by the parent of the Company, whereby Shanghai Maya permitted the Group to use certain contents from its database, and in return, the Group agreed to pay a fixed fee of approximately $73,000 plus a 50% share on the net profit in respect of wireless value-added services then generated from such provision of contents. As of December 31, 2003, balance due to this related company amounted to approximately $73,000. Management considers that this transaction is non-recurring in nature.
(l)	Beijing Lei Ting entered into content license agreements with ChinaPlus (Beijing) Company Limited (“China Plus”), which is 50% owned by the parent of the Company, whereby the Group can broadcast the contents from ChinaPlus. No fees were paid to ChinaPlus for the years presented in the consolidated financial statements. These agreements have been terminated subsequent to December 31, 2003.
(m)	Cernet Online Company Limited (“Cernet Online”), which is 37% owned by the parent of the Company, entered into a license agreement with Beijing Lei Ting to use the TOMNET trademark from November 2002 to November 2004. No fees were received by Beijing Lei Ting for the periods presented in the consolidated financial statements.
(n)	The Group had extended loans of approximately $5,385,000, $6,982,000 and $6,886,000 as of December 31, 2001, 2002 and 2003, respectively, to the registered shareholders of the Core Operating Companies to finance their investments in these Core Operating Companies.

15    Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

China

The Group is subject to taxes in China. The Core Operating Companies and the Non-core Operating Company for which the Group does not have legal ownership are governed by the Enterprise Income Tax Law and the remaining companies operating in China are governed by the Income Tax Law of the People’s Republic

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

15    Income taxes (continued)

of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax) and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the years ended December 31, 2001, 2002 and 2003.

The Group was in a loss position in all jurisdictions up to December 31, 2001. No provision or benefit for income taxes was recorded for the year ended December 31, 2001. The following is a reconciliation between the EIT statutory rate to which the Group is subject to and effective tax rate of the Group:

	Year ended December 31,
	2001		2002		2003
EIT statutory rate	(33%	)	(33%	)	33%
Effect of tax holiday	—		(25%	)	(18%	)
Permanent book-tax differences:
— Staff costs and welfare	2%		4%		4%
— Reversal of revenues	2%		—		—
— Administrative expenses	3%		7%		2%
— Advertising expenses	2%		3%		2%
— Interest expense	—		1%		1%
— Provision for impairment and amortization of goodwill and other intangibles	—		8%		—
— Others	1%		3%		(1%	)
Change in valuation allowance	23%		32%		(24%	)

Effective EIT rate	—		—		(1%	)

As of December 31, 2001, 2002 and 2003, the tax impact of significant temporary differences between the tax and financial statement basis of assets and liabilities that gave rise to deferred tax assets was principally related to the following:

	December 31,
	2001	2002	2003
	(in thousands of dollars)
Loss carry-forwards	8,258	10,533	3,993
Depreciation	218	542	666
Write-off of intangibles	442	442	—
Allowance for doubtful accounts	129	237	331
Provision for impairment of property and equipment	977	566	114
Others	106	167	282
Valuation allowance	(10,130)	(12,487)	(5,112)

Net deferred tax assets	—	—	274

Subject to the approval of the relevant tax authorities, the Group had loss carry-forwards of approximately $13,280,000 as of December 31, 2003. Approximately $2,353,000, $4,645,000, $3,255,000 and $2,904,000 of these loss carry-forwards will expire in 2005, 2006, 2007 and 2008, respectively. Approximately $123,000 of this loss has no expiry date.

As of December 31, 2001, 2002 and 2003, valuation allowances of $10,130,000, $12,487,000 and $5,112,000 were provided on the deferred tax assets due to the uncertainty surrounding their realization. There is

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

15    Income taxes (continued)

no assurance that the Group will be able to utilize the loss carry-forwards before expiration. Alternatively, if events are to occur in the future that will allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will increase income when those events occur.

The net deferred tax assets of $274,000 as of December 31, 2003 arose mainly from the temporary differences between financial statements carrying amounts of provision for bad debts and depreciation of an operating company and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future.

16    Financial instruments

The carrying amount of the Group’s cash and cash equivalents and short-term bank loan approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximated their fair value based on their short-term maturities.

17    Capital structure

Following the Reorganization on September 26, 2003, the Company has an authorized share capital of 10,000,000,000 ordinary shares of par value of HK$0.01 each, totaling approximately $12,821,000, and an issued and fully paid share capital of 4,000,000,000 ordinary shares of par value of HK$0.01 each, totaling approximately $5,128,000. These ordinary shares were issued to TOM in exchange for the operations and most assets and liabilities of the Core Internet Business Entities in TIG. Subsequent to December 31, 2003, the Company underwent a capital reorganization, giving an effect of reduction of issued share capital from $5,128,000 to $3,590,000 by repurchasing 1,300,000,000 ordinary shares and allotting 100,000,000 ordinary shares at the same consideration of $9,750,000. The share capital of the Company has been retroactively restated for these 2,800,000,000 shares issued to TOM from the beginning of the earliest period presented. The paid-in capital comprises the difference between the issued and fully paid share capital of the Company and the paid-in capital of the Core Internet Business Entities in TIG.

18    Share option plans

The Group’s employees participate in the share option plans of its parent company. The Group does not have any separate share option plan created during the three years ended December 31, 2003. As of December 31, 2003, the Group was in the process of designing the terms and conditions of a pre-IPO share option plan (the “Company Pre-IPO Share Option Plan”) for selected directors and employees. However, no option has been granted to any directors or employees up to the date of this report. Hence, no share option compensation expenses have been recorded during the three years ended December 31, 2003.

Certain senior management, executives and employees of the Group were granted share options to acquire shares of TOM pursuant to the Pre-IPO Share Option Plan (“TOM Group Pre-IPO Share Option Plan”) and the Share Option Scheme (as amended) (“TOM Group Share Option Scheme”) adopted by TOM on February 11, 2000 and February 11, 2000 (subsequently amended on April 24, 2002), respectively.

(a)    TOM Group Pre-IPO Share Option Plan

The TOM Group Pre-IPO Share Option Plan was approved by the shareholders of TOM on February 11, 2000 and was open to any qualified employees, as determined by the Board of Directors of TOM. Each option is exercisable as determined by the Board and has a maximum term of ten years from February 11, 2000.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

18    Share option plans (continued)

(a)    TOM Group Pre-IPO Share Option Plan (continued)

In accordance with the terms of the TOM Group Pre-IPO Share Option Plan, TOM granted options to an executive director of the Company on February 11, 2000. Details of the grants of the share options are set out in Note 22(a).

Following the listing of the shares of TOM on the GEM on March 1, 2000, no further options were eligible for grant under the TOM Group Pre-IPO Share Option Plan.

(b)    TOM Group Share Option Scheme

On February 11, 2000, the shareholders of TOM approved the TOM Group Share Option Scheme which was subsequently amended on April 24, 2002 pursuant to the changes in the Rules governing the Listing of Securities on GEM (“GEM Listing Rules”), under which TOM initially reserved for issuance of 1,377,904,000 shares. Shares reserved for issuance under the TOM Group Share Option Scheme are subject to a maximum based upon a percentage of TOM’s total shares issued, calculated in accordance with certain requirement of the GEM Listing Rules.

Under the TOM Group Share Option Scheme, share options may be granted, at the discretion of the Board of Directors of TOM, to employees or directors of TOM, or of any company in which TOM owns or controls 20% or more of its voting rights and/or issued share capital, or business associate or trustee.

The exercise price per share of the share options granted shall not be less than the higher of

(i)	the closing price of the shares of TOM on the date of grant;

(ii)	the average closing price of the shares of TOM for the five business days immediately preceding the date of grant; and

(iii)	the nominal value of one share of TOM.

Each option is exercisable as determined by the Board of Directors of TOM and has a maximum term of ten years from the date of the grant. Vesting periods generally range from 1 year to 7 years.

During the year ended December 31, 2000, TOM extended the vesting period of certain option grants by a period of up to 7 years. As a result of this modification, a new measurement date was created for accounting purposes under FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”). However, no additional compensation expense was recognized, since the exercise price of the options concerned was in excess of the market value at the date of the modification. As of December 31, 2000, 2001, 2002 and 2003, TOM had reserved 7,374,000, 5,524,000, 2,978,000 and 2,566,000 shares, respectively, under these modified options.

During the year ended December 31, 2000, TOM also granted options to certain employees subject to specific conditions, including the performance of the share price of TOM, and the achievement of various individual milestones. Since the terms of the grant prevent the determination of the number of shares that may be acquired by the employee at the date of the award, these awards have been accounted as variable awards in accordance with APB No. 25. As a result of the decline in the share price of TOM, the exercise price of these options has generally been in excess of the market value and therefore no compensation expense in accordance

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

18    Share option plans (continued)

(b)    TOM Group Share Option Scheme (continued)

with APB 25 has been recorded. As of December 31, 2003, 24,818,000 options had been granted under this type of options and 6,154,000 options were outstanding.

During the years ended December 31, 2002 and 2003, TOM granted 3,294,000 and 7,698,000 options, respectively, to selected employees. Among these awards 2,050,000 and 1,698,000 options granted in 2002 and 2003, respectively, were subject to certain conditions, including cancellation of some of these grantees’ previously awarded options. Since the grants of new options are in the contemplation of cancelling old options which exercise prices are of higher value, the newly granted options were treated as replacement options and have been accounted as variable awards in accordance with FIN 44. However, no additional compensation expense was recognized under FIN 44 and APB No. 25 during the years ended December 31, 2002 and 2003, since the exercise prices of the replacement options concerned were in excess of the market value of the underlying shares at the end of each reporting period.

Total options granted to the executive directors of the Company and employees of the Group during 2000, 2002 and 2003 under TOM Group Share Option Scheme was 35,592,000, 3,294,000 and 7,698,000 options, respectively.

(c)    Movement of TOM Group Pre-IPO Share Option Plan and TOM Group Share Option Scheme

Details of the share options granted to the executive directors of the Company and employees of the Group as of December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,
	2001		2002		2003
	Options outstanding	Weighted average exercise price ($)	Options outstanding	Weighted average exercise price ($)	Options outstanding	Weighted average exercise price ($)
Outstanding at beginning of year	36,652,000	0.66	27,310,000	0.63	21,572,000	0.53
Granted	—	—	3,294,000	0.47	7,698,000	0.31
Canceled	(9,342,000)	0.73	(9,032,000)	0.80	(3,644,000)	0.59

Outstanding at year end	27,310,000	0.63	21,572,000	0.53	25,626,000	0.45

Exercisable at end of year	7,080,000	0.56	13,242,000	0.50	17,060,000	0.40

The following is additional information relating to options outstanding as of December 31, 2003:

	Options outstanding as of December 31, 2003			Options exercisable as of December 31, 2003
Range of exercise price ($)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
0 - 0.38	16,778,000	7.80	0.27	10,778,000	6.69	0.24
0.39 - 0.77	7,190,000	6.69	0.65	6,282,000	6.72	0.69
1.16 - 1.54	1,658,000	6.23	1.45	—	—	—

	25,626,000			17,060,000

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

18    Share option plans (continued)

(c)	Movement of TOM Group Pre-IPO Share Option Plan and TOM Group Share Option Scheme (continued)

During the years ended December 31, 2001, 2002 and 2003, TOM has granted Nil, 20,000,000 and 53,000,000 share options and cancelled 916,000, 24,216,000 and Nil share options previously issued to the non-executive directors of the Company (see Note 22(a)). As of December 31, 2001, 2002 and 2003 the outstanding and exercisable amount of share options were 29,354,000, 25,138,000 and 78,138,000 and 5,138,000, 19,138,000 and 45,138,000 respectively with the weighted average exercise prices of outstanding and exercisable share options of $0.68, $0.52 and $0.39 and $0.68, $0.53 and $0.43 respectively. The weighted average remaining contractual lives of outstanding and exercisable share options are 8.55, 8.79 and 9.15, and 8.54, 8.69 and 8.67 years respectively.

The Group accounts for share-based compensation, using the intrinsic value method as prescribed in APB 25, and related interpretations. Accordingly, the Group records expense for employee share compensation plans equal to the excess of the market price of the underlying TOM shares at the date of grant over the exercise price of the share-related award, if any (known as the intrinsic value). The intrinsic value of the share-based compensation issued to employees as of the date of grant is amortized on a straight-line basis to compensation expense in accordance with the vesting period.

The Company provides pro forma disclosures to illustrate the effects on the results of operations as if the Company had recorded compensation costs based on the estimated grant date fair value, as defined by SFAS 123 for awards granted under its share option plans.

The estimated weighted average grant date fair value, as defined by SFAS 123, was calculated using the Black-Scholes model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s share option awards. These models also require highly subjective assumptions, including future share price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The following weighted average assumptions were included in the estimated grant date fair value calculations for both plans:

	Year ended December 31,
	2001	2002	2003
Risk-free interest rate (%)	6.09 – 7.47	3.89 – 7.47	2.31 – 7.47
Expected life (years)	2 – 6	1 – 5	1 – 4
Expected dividend yield	0	0	0
Volatility (%)	119	82 – 119	70 – 119
Weighted average estimated grant date fair value ($)	0.18 – 1.26	0.18 – 1.26	0.12 – 1.26

The weighted average fair value of share granted during the years ended December 31, 2000, 2002 and 2003 were $0.60, $0.25 and $0.12, respectively.

If the compensation cost for the Group’s share-based compensation plan, as prescribed in Note 4(m), has been determined based on the fair value at the grant dates for awards under the method specified in SFAS 123, the Group’s net (loss)/income for the years ended December 31, 2001, 2002 and 2003 will be $(28,965,000), $(8,165,000) and $18,213,000, respectively.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

19    Commitments and contingencies

(a)    Capital commitments

December 31, 2003
(in thousands of dollars)
Property and equipment:
Contracted but not provided for	—
Authorized but not contracted for	140

(b)    Operating lease commitments

The Group rented offices under operating lease agreements. The net aggregate future lease payments under non-cancelable operating leases as of December 31, 2003 are as follows:

December 31, 2003
(in thousands of dollars)
2004	1,244
2005	1,180
2006	696

3,120

As of December 31, 2003, the Group had no operating lease commitments beyond 2006.

For the years ended December 31, 2001, 2002 and 2003, the Group incurred rental expenses of approximately $1,064,000, $862,000 and $793,000, respectively.

(c)    Chinese market macro-economic and regulatory risks and uncertainties

The Chinese market in which the Group operates has certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to operate its business, and to conduct wireless value-added services, online advertising, commercial enterprise solutions and Internet access in China. Although China, since 1978, implemented a wide range of market oriented economic reforms, continued reforms and progress towards a full-market-oriented economy are uncertain. In addition, the telecommunication, information and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific segments of these industries foreign-owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in China could be subject to restrictions that could result in severe limits to the Group’s ability to conduct business in China.

20    Segment information

Based on the criteria established by SFAS No. 131 “Disclosures about segments of an Enterprise and Related Information” the Group operates in four principal business segments. The Group does not allocate any operating expenses or assets to its four business segments as management does not use this information to measure the performance of the operating segments. Certain cost of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

20    Segment information (continued)

well as portal facilities, were allocated to the wireless value-added services and advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by segment for the years ended December 31, 2001, 2002 and 2003 is as follows:

	Year ended December 31,
	2001	2002	2003
	(in thousands of dollars)
Revenues:
Wireless value-added services	30	9,958	55,843
Advertising	2,950	4,228	5,845
Commercial enterprise solutions	1,479	11,244	13,825
Internet access	1,974	4,545	1,560

Total revenues	6,433	29,975	77,073
Cost of revenues:
Wireless value-added services	(82)	(7,632)	(27,294)
Advertising	(8,295)	(3,914)	(4,351)
Commercial enterprise solutions	(664)	(9,238)	(11,773)
Internet access	(1,867)	(4,090)	(667)

Total cost of revenues	(10,908)	(24,874)	(44,085)

Gross (loss)/profit	(4,475)	5,101	32,988

21	Deferred costs

In connection with the proposed listing of the Company, the Group had incurred professional fees of approximately $15,000,000 up to December 31, 2003.

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance

(a)    Directors’ rights to acquire shares in TOM

Among the director grantees of the TOM Group Pre-IPO Share Option Plan and/or the TOM Group Share Option Scheme, Wang Sing and Tommei Tong are non-executive directors of the Company. Share options were granted to them in their capacity of being directors of the Company’s parent company TOM. These directors are corporate executives who have multiple corporate management responsibilities, any stock-based compensation charge incurred by TOM for them would have been allocated to the Company based on the basis as outlined in Note 2. In practice, TOM did not incur any stock-based compensation costs for these two executives during the historical track record period and hence the Group had not been allocated of any such costs.

Wang Sing had been granted 20,000,000 share options on February 7, 2002 in the capacity of being directors of the Company’s parent company TOM. These options were granted in contemplation of a cancellation of the remaining unvested options previously granted to them on June 30, 2000 and August 8, 2000 as at February 7, 2002. The newly granted options were considered as replacement to the existing ones. As a result, a new measurement date was created for accounting purposes under FIN 44. However, no additional compensation expense was recognized, since the exercise price of the options concerned was in excess of the market value at the date of the replacement.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(a)    Directors’ rights to acquire shares in TOM (continued)

Pursuant to the TOM Group Pre-IPO Share Option Plan and/or the TOM Group Share Option Scheme, certain directors of the Company were granted share options to subscribe for the shares of TOM. Details of which as of December 31, 2000, 2001, 2002 and 2003 were as follows:

	Number of share options
Name of Directors	Date of grant	Outstanding as of January 1, 2000	Granted during the year	Exercised during the year	Lapsed during the year	Canceled during the year	Outstanding as of December 31, 2000	Option period	Subscription price per share HK$
Wang Sing	30/6/2000	—	15,000,000	—	—	—	15,000,000	30/6/2000– 29/6/2010 (Note i)	5.27
	8/8/2000	—	15,270,000	—	—	—	15,270,000	8/8/2000 – 7/8/2010 (Note ii)	5.30
Wang Lei Lei	11/2/2000	—	9,080,000	—	—	—	9,080,000	11/2/2000– 10/2/2010 (Note iii)	1.78	*

Notes:

(i)	The options will vest in three tranches in the proportion of 20%:30%:50% on June 30, 2001, 2002 and 2003, respectively.
(ii)	Subject to the fulfillment of certain conditions under the share options, the options will vest in three tranches in the proportion of 20%:30%:50% on August 8, 2001, 2002 and 2003, respectively.
(iii)	The options will vest in three tranches in the proportion of 20%:30%:50% on February 11, 2001, 2002 and 2003, respectively.
*	TOM Group Pre-IPO Share Option Plan

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(a)    Directors’ rights to acquire shares in TOM (continued)

	Number of share options
Name of Directors	Date of grant	Outstanding as of January 1, 2001	Granted during the year	Exercised during the year	Lapsed during the year	Canceled during the year	Outstanding as of December 31, 2001	Option period	Subscription price per share HK$
Wang Sing	30/6/2000	15,000,000	—	—	—	—	15,000,000	30/6/2000– 29/6/2010 (Note i)	5.27
	8/8/2000	15,270,000	—	—	916,000	—	14,354,000	8/8/2000 – 7/8/2010 (Note ii)	5.30
Wang Lei Lei	11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000– 10/2/2010 (Note iii)	1.78	*

Notes:

(i)	The options will vest in three tranches in the proportion of 20%:30%:50%. The first tranche of the options had vested on June 30, 2001. The second and third tranches of the options will vest on June 30, 2002 and 2003, respectively.
(ii)	The options will vest in three tranches in the proportion of 20%:30%:50%. 70% of the first tranche of the options had vested on August 8, 2001, the remaining 30% of the first tranche (being option to subscribe for 916,000 shares) had lapsed due to certain conditions not having been fulfilled. Subject to the fulfillment of certain conditions under the share options, the second and third tranches of the options will vest on August 8, 2002 and 2003, respectively.
(iii)	The options will vest in three tranches in the proportion of 20%:30%:50%. The first tranche of the options had vested on February 11, 2001. The second and third tranches of the options will vest on February 11, 2002 and 2003, respectively.
*	TOM Group Pre-IPO Share Option Plan

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(a)    Directors’ rights to acquire shares in TOM (continued)

	Number of share options
Name of Directors	Date of grant	Outstanding as of January 1, 2002	Granted during the year	Exercised during the year	Lapsed during the year	Canceled during the year	Outstanding as of December 31, 2002	Option period	Subscription price per share HK$
Wang Sing	30/6/2000	15,000,000	—	—	—	12,000,000 (Note vii)	3,000,000	30/6/2000– 29/6/2010 (Note i)	5.27
	8/8/2000	14,354,000	—	—	—	12,216,000 (Note vii)	2,138,000	8/8/2000 – 7/8/2010 (Note ii)	5.30
	7/2/2002	—	20,000,000	—	—	—	20,000,000	7/2/2002 – 6/2/2012 (Note iii)	3.76
Wang Lei Lei	11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000– 10/2/2010 (Note iv)	1.78	*
	7/2/2002	—	850,000	—	—	—	850,000	7/2/2002 – 6/2/2012 (Note v)	3.76
Wu Yun	7/2/2002	—	200,000	—	—	—	200,000	7/2/2002 – 6/2/2012 (Note vi)	3.76

Notes:

(i)	The options had vested on June 30, 2001.
(ii)	The options had vested on August 8, 2001.
(iii)	The options will vest in three tranches in the proportion of 40%:30%:30%. The first and second tranches of the options had vested on February 8, 2002 and June 1, 2002, respectively. The third tranche of the options will vest on June 1, 2003.
(iv)	The options will vest in three tranches in the proportion of 20%:30%:50%. The first and second tranches of the options had vested on February 11, 2001 and 2002, respectively. The third tranche of the options will vest on February 11, 2003.
(v)	The options will vest in three tranches in the proportion of 1/3:1/3:1/3. The first and second tranches of the options had vested on February 8, 2002. The third tranche of the options will vest on February 8, 2003.
(vi)	The options will vest in three tranches in the proportion of 1/3:1/3:1/3. The first and second tranches of the options had vested on February 8, 2002 and October 1, 2002, respectively. The third tranche of the options will vest on October 1, 2003.
(vii)	The options were canceled pursuant to the ordinary resolutions of TOM passed at the extraordinary general meeting of TOM held on April 24, 2002.
*	TOM Group Pre-IPO Share Option Plan

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(a)    Directors’ rights to acquire shares in TOM (continued)

	Number of share options
Name of Directors	Date of grant	Outstanding as of January 1, 2003	Granted during the year	Exercised during the year	Lapsed during the year	Canceled during the year	Outstanding as of December 31, 2003	Option period	Subscription price per share HK$
Wang Sing	30/6/2000	3,000,000	—	—	—	—	3,000,000	30/6/2000– 29/6/2010 (Note i)	5.27
	8/8/2000	2,138,000	—	—	—	—	2,138,000	8/8/2000– 7/8/2010 (Note ii)	5.30
	7/2/2002	20,000,000	—	—	—	—	20,000,000	7/2/2002 – 6/2/2012 (Note iii)	3.76
	9/10/2003	—	38,000,000	—	—	—	38,000,000	9/10/2003 – 8/10/2013 (Note iv)	2.505
Wang Lei Lei	11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000 10/2/2010 (Note v)	1.78	*
	7/2/2002	850,000	—	—	—	850,000	—	7/2/2002 – 6/2/2012	3.76
	9/10/2003	—	6,850,000	—	—	—	6,850,000	9/10/2003 – 8/10/2013 (Note vi)	2.505
Wu Yun	7/2/2002	200,000	—	—	—	200,000	—	7/2/2002 – 6/2/2012	3.76
	9/10/2003	—	200,000	—	—	—	200,000	9/10/2003 – 8/10/2013 (Note vii)	2.505
Tong Tommei	9/10/2003	—	15,000,000	—	—	—	15,000,000	9/10/2003 – 8/10/2013 (Note viii)	2.505

Notes:

(i)	The options had vested on June 30, 2001.
(ii)	The options had vested on August 8, 2001.
(iii)	The options had vested in three tranches in the proportion of 40%:30%:30% on February 8, 2002, June 1, 2002 and 2003, respectively.
(iv)	The options will vest in four tranches. The first tranche of 20,000,000 options had vested on October 10, 2003. The second tranche of 6,000,000 options, the third tranche of 6,000,000 options and the four tranche of 6,000,000 options will vest on June 1, 2004, 2005 and 2006, respectively.
(v)	The options had vested in three tranches in the proportion of 20%:30%:50% on February 11, 2001, 2002 and 2003, respectively.
(vi)	The options will vest in four tranches. The first tranche of 850,000 options had vested on October 10, 2003. The second tranche of 2,000,000 options, the third tranche of 2,000,000 options and the fourth tranche of 2,000,000 options will vest on February 1, 2004, 2005 and 2006, respectively.
(vii)	The options had vested on October 10, 2003.
(viii)	The options will vest in three tranches in the proportion of 1/3:1/3:1/3 on March 17, 2004, 2005 and 2006, respectively.
*	TOM Group Pre-IPO Share Option Plan

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(b)	Staff costs

	Year ended December 31,
	2001	2002	2003
	(in thousands of dollars)
Wages and salaries	6,100	5,017	6,120
Pension costs — defined contribution plan	152	240	320

	6,252	5,257	6,440

(c)	(Loss)/income before tax

	Year ended December 31,
	2001	2002	2003
	(in thousands of dollars)
Charging:
Interest expense	403	435	394
Auditors’ remuneration	114	98	149
Loss on disposal of property and equipment	8	163	91

(d)	Dividend

There was no dividend declared, made or paid by the Company or any subsidiaries comprising the Group for the years ended December 31, 2001, 2002 and 2003.

(e)	Net loss attributable to shareholders

The net loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of approximately $2,000, $2,000 and $4,000 for the years ended December 31, 2001, 2002, and 2003.

(f)	Directors’ emoluments

The aggregate amounts of emoluments payable to the directors of the Company are as follows:

	Year ended December 31,
	2001	2002	2003
	(in thousands of dollars)
Fees	1	1	6
Basic salaries, housing allowances, other allowances and benefits in kind	228	296	567
Discretionary bonuses	114	234	204
Contributions to pension schemes for directors	11	12	22

	354	543	799

For the years ended December 31, 2001, 2002 and 2003, no emoluments were paid to any independent non-executive directors by the Company.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(f)	Directors’ emoluments (continued)

Details of the emoluments of individual directors are as follows:

	Year ended December 31,
	2001	2002	2003
	(in thousands of dollars)
Director A	202	352	200
Director B(*)	123	81	206
Director C	—	39	65
Director D	28	44	61
Director E (*)	—	—	83
Director F	—	3	31
Director G(*)	—	23	139
Director H(*)	1	1	—
Director I	—	—	14

	354	543	799

*	Emoluments of these directors were allocated by TOM through corporate expenses recharge based on the percentage of the Group’s total assets to those of TOM.

During the years ended December 31, 2001, 2002 and 2003, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as compensation for loss of office, and there has been no arrangement under which a director has waived or agreed to waive any emoluments.

(g)	Five highest paid individuals of the Group

The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2001, 2002 and 2003 include 3 directors, 2 directors and 5 directors, respectively, whose emoluments are reflected in the analysis presented in Note 22(f) above. The emoluments payable to the remaining 2 individuals, 3 individuals and Nil individuals for the years ended December 31, 2001, 2002 and 2003, respectively, are as follows:

	Year ended December 31,
	2001	2002	2003
	(in thousands of dollars)
Basic salaries, housing allowances, other allowances and benefits in kind	89	148	—
Bonuses	8	11	—
Contributions to pension schemes	—	1	—

	97	160	—

None of the above individuals received remuneration in excess of $128,000 (equivalent to HK$1,000,000).

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(h)	Net current assets and total assets less current liabilities

	December 31,
	2001	2002	2003
	(in thousands of dollars)
Net current assets	4,830	10,564	21,987

Total assets less current liabilities	11,181	17,076	34,545

(i)	Accounts receivable, net

The aging analysis of the accounts receivable of the Group is set out below:

	December 31,
	2001	2002	2003
	(in thousands of dollars)
Current	2,483	3,785	6,635
30-60 days	24	1,185	4,744
61-90 days	674	757	1,157
Over 90 days	2,189	2,276	2,153

	5,370	8,003	14,689

Majority of the Group’s revenues are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions.

(j)	Accounts payable

The aging analysis of the accounts payable of the Group is set out below:

	December 31 ,
	2001	2002	2003
	(in thousands of dollars)
Current	1,240	1,057	1,489
30-60 days	68	188	35
61-90 days	490	229	301
Over 90 days	1,021	1,452	1,416

	2,819	2,926	3,241

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(k)	Due from/to related parties

	December 31,
	2001	2002	2003
	(in thousands of dollars)
Due from:
Fellow subsidiaries	1,447	369	123
Related companies	—	91	1

	1,447	460	124

Due to:
Parent company	9,277	21,036	18,960
Fellow subsidiaries	2,524	5,274	1,023
Related companies	—	6	—

	11,801	26,316	19,983

The balances due from related parties are unsecured, non-interest bearing and have no fixed terms of repayment. The balances due to related parties are unsecured, non-interest bearing and not repayable within the next twelve months. However, estimated imputed interest was charged during the relevant periods as discussed in Note 2.

(l)	Property and equipment, net

	December 31,
	2001	2002	2003
	(in thousands of dollars)
Additions	2,749	4,451	4,790
Disposals	8	195	91

(m)	Net assets of the Company

As of December 31, 2001, 2002 and 2003, the Company had no material assets or liabilities.

(n)	Distributable reserves

As of December 31, 2001, 2002 and 2003, the Company had no reserves available for distribution to the shareholder of the Company.

(o)	Ultimate holding company

The directors regard TOM, a company incorporated in the Cayman Islands, as being the ultimate holding company.

(p)	Subsequent financial statements

No audited financial statements have been prepared for the Company and any of the companies comprising the Group in respect of any period subsequent to December 31, 2003 and save as disclosed in this report, no dividend or other distribution has been declared by the Company or any of its subsidiaries in respect of any period subsequent to December 31, 2003.

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(q)	List of companies included in TIG

Details of companies included in TIG, of which only the financial statements of the Core Internet Business Entities, the Non-core Internet Business Entities and the Puccini Group are included in the consolidated financial statements, are set out below:

(i)	Core Internet Business Entities:

Name	Place and date of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held	Name of statutory auditors
Held directly:
Lahiji Vale Limited	British Virgin Islands (“BVI”), September 30, 1999, limited liability company	Investment holding in China	1 ordinary share of $1 each	100%	note (a)

Laurstinus Limited	BVI, November 23, 1999, limited liability company	Investment holding in China	1 ordinary share of $1 each	100%	note (a)

Advanced Internet Services Limited, acquired on November 1, 2000	Hong Kong, September 3, 1999, limited liability company	Investment holding in China	10,000,000 ordinary shares of $0.01 each	100%	note (b)

Bright Horizon Enterprises Limited (formerly known as PC Rock Enterprises Limited)	BVI, August 27, 2001, limited liability company	Investment holding in China	1 ordinary share of $1 each	100%	note (a)

Held indirectly:
Beijing Lei Ting Wan Jun Network Technology Limited@	China, November 23, 2000, limited liability company	Provision of Internet content services and telecom value-added services in China	Registered capital RMB11,000,000	100%	note (c)

TOM.COM (China) Investment Limited	China, July 28, 2000, limited liability company	Investment holding in China	Registered capital $30,000,000	100%	note (d)

Shenzhen Freenet Information Technology Company Limited@, acquired on November 1, 2000	China, November 16, 1999, limited liability company	Operates 163.net and e-mails service provider in China	Registered capital RMB23,000,000	100%	note (e)

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(q)	List of companies included in TIG (continued)

(i)	Core Internet Business Entities (continued):

Name	Place and date of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held	Name of statutory auditors

Beijing GreaTom United Technology Company Limited, acquired additional 20% interest on October 31, 2003	China, March 12, 2001, limited liability company	Development of operating platform for broadband Internet value-added services in China	Registered capital RMB25,000,000	90%	note (f)

Beijing Super Channel Network Limited	China, January 20, 2000, limited liability company	Development of software information system, computer network and website products in China	Registered capital $13,000,000	100%	note (b)

Shanghai Super Channel Network Limited	China, January 20, 2000, limited liability company	Development of software information system, computer network and website products in China	Registered capital $5,000,000	100%	note (g)

(ii)	Non-core Internet Business Entities:

Name	Place and date of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held	Name of statutory auditors
Held indirectly:
Shenzhen Freenet Super Channel Advertising Company Limited†	China, May 14, 2001, limited liability company	Advertising sales in China	Registered capital RMB 1,000,000	100%	note (h)

Sharkwave Information Technology (Beijing) Company Limited, acquired on December 1, 2000	China, December 24, 1999, limited liability company	Provision of development and services relating to Internet, electronic publishing and e-commerce technology in China	Registered capital $2,000,000	100%	note (b)

China Travel Network Company Limited†, acquired on December 1, 2001	China, October 20, 1997, limited liability company	Operates a domestic travel website in China	Registered capital RMB10,000,000	100%	note (a)

Beijing Oriental China Travel Agency Limited†, acquired on December 1, 2001	China, September 10, 1997, limited liability company	Provision of event, marketing, advertising and business conferencing services and travel related services	Registered capital RMB500,000	100%	note (a)

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(q)	List of companies included in TIG (continued)

(ii)	Non-core Internet Entities (continued):

Name	Place and date of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held	Name of statutory auditors

Beijing TOM International Advertising Limited@ (Formerly known as Beijing Lu Jing Ling Advertising Limited@)	China, March 5, 2001, limited liability company	Advertising sales in China	Registered capital RMB1,000,000	100%	note (i)

Beijing Planet Network Travel Information Technology Limited, acquired remaining 45% interest on December 1, 2001	China, December 15, 1999, limited liability company	Travel-related software development and provision of consulting services in China	Registered capital $2,250,000	100%	note (b)

(iii)	Excluded Business Entities:

Name	Place and date of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held	Name of statutory auditors
TOM.COM INTERNATIONAL LIMITED	Hong Kong, May 26, 1999, limited liability company	Operates tom.com portal and manages strategic investments of the Group in Hong Kong	10 ordinary shares of HK$1 each	100%	note (b)

Shanghai Maya Online Broadband Network Company Limited^, changed to investment security on October 1, 2002	China, October 22, 1999, limited liability company	Operates a website and engages in content of provision and development in China	Registered capital RMB50,000,000	50%	note (a)

Cernet Online Company Limited*	China, December 17, 2001, limited liability company	Acts as primary Internet services provider in China	Registered capital RMB10,000,000	37%	note (a)

Cernet Information Technology Company Limited, acquired on January 1, 2002	China, December 11, 2001, limited liability company	Provision of system integration and consultancy services in China	Registered capital RMB60,000,000	51%	note (j)

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(q)	List of companies included in TIG (continued)

(iii)	Excluded Business Entities (continued):

Name	Place and date of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held	Name of statutory auditors

ChinaPlus (Beijing) Company Limited *	China, December 30, 2001, limited liability company	Operates interactive marketing business in China and Taiwan	Registered capital $3,500,000	50%	note (k)

AASTOCKS.com LIMITED^, changed to subsidiary on April 1, 2002 and investment security on May 18, 2003	Hong Kong, March 6, 2000, limited liability company	Operates financial website in Hong Kong	23,000,000 ordinary shares of HK$1 each	16.7%	note (l)

Beijing Redsail Netlegend Data Network Technology Company Limited, changed to subsidiary on June 25, 2003@	China, June 19, 2000, limited liability company	Provision of interactive call centre in China	Registered capital RMB62,800,000	100%	note (m)

She Communications Limited#	Hong Kong, January 15, 1999, limited liability company	Operates a fashion website in Hong Kong	2 ordinary shares of HK$10 each	33.3%	note (b)

itravel (HK) Limited	Hong Kong, November 6, 1998, limited liability company	Operates an international travel website and provision of online travel agency services in Hong Kong	500,000 ordinary shares of HK$1 each	100%	note (b)

ECLink Electronic Network Systems (Shenzhen) Company Limited	China, July 21, 1997, limited liability company	Software, electronics and computer network system development in China	Registered capital $3,000,000	100%	note (b)

TOM ONLINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(q)	List of companies included in TIG (continued)

(iv)	Puccini Group:

Name	Place and date of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held	Name of statutory auditors

Held indirectly:

Puccini International Limited, acquired on November 19, 2003	Cayman Islands, March 13, 2000, limited liability company	Investment holding in China	1 ordinary share of $1 each	100%	note (a)

Beijing Lei Ting Wu Ji Network Technology Limited@, acquired on November 19, 2003	China, July 31, 2002, limited liability company	Provision of IVR services in China	Registered capital RMB1,000,000	100%	note (b)

Puccini Network Technology (Beijing) Limited, acquired on November 19, 2003	China, October 16, 2003, limited liability company	Technology development in network, computer software and hardware, IVR services and communications and the provision of related consultancy services in China	Registered capital $200,000	100%	note (a)

@	Variable interest entity
†	VIE Subsidiaries
*	Jointly controlled entity
#	Associated company
^	Investment security

Notes:

(a)	No audit requirement.
(b)	Audited by PricewaterhouseCoopers, Certified Public Accountants since the date of incorporation.
(c)	Audited by PricewaterhouseCoopers, Certified Public Accountants for the year ended December 31, 2001.
(d)	Audited by Sino-Reality Certified Public Accountants, PricewaterhouseCoopers, Certified Public Accountants and Zhongchenxing Certified Public Accountants Co., Ltd. for the period from July 28, 2000 (date of incorporation) to December 31, 2000 and for the years ended December 31, 2001 and December 31, 2002 respectively.
(e)	Audited by for the year ended December 31, 2002.
(f)	Audited by PricewaterhouseCoopers, Certified Public Accountants and Sino-Reality Certified Public Accountants for the period from March 12, 2001 (date of incorporation) to December 31, 2001 and for the year ended December 31, 2002 respectively.
(g)	Audited by for the period from January 20, 2000 (date of incorporation) to December 31, 2000 and PricewaterhouseCoopers, Certified Public Accountants for the years ended December 31, 2001 and December 31, 2002.
(h)	Audited by for the period from May 14, 2001 (date of incorporation) to December 31, 2001.
(i)	Audited by PricewaterhouseCoopers, Certified Public Accountants for the period from March 5, 2001 (date of incorporation) to December 31, 2001.
(j)	Audited by since the date of incorporation.
(k)	Audited by Sino-Reality Certified Public Accountants since the date of incorporation.
(l)	Investment securities as of the date of this report, therefore no disclosure of auditors is required.
(m)	Audited by since the date of incorporation.

TOM ONLINE INC. AND ITS PREDECESSOR COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

22 Additional	disclosures pursuant to the GEM Listing Rules/ Hong Kong Companies Ordinance (continued)

(r)	Key financial information of the Non-core Internet Business Entities

	Year ended December 31,		Period from January 1, 2003 to September 26,
	2001	2002	2003
	(in thousands of dollars)
Revenue	1,045	3,703	3,898
Net loss	1,563	2,487	461

	December 31,		September 26,
	2001	2002	2003
	(in thousands of dollars)
Total assets	5,221	3,419	4,484
Total liabilities	5,470	5,995	7,379

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of TOM Online Inc. and TOM.COM Limited

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive (loss)/ income, statements of owners’ equity, and statements of cash flows present fairly, in all material respects, the financial position of Beijing Lei Ting Wu Ji Network Technology Limited (the “Company”) as of December 31, 2002 and November 19, 2003 (date of completion), and the results of its operations and its cash flows for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and for the period from January 1, 2003 to November 19, 2003 (date of completion) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

/s/    PricewaterhouseCoopers

Hong Kong

January 20, 2004

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

BALANCE SHEETS

		December 31, 2002	November 19, 2003 (date of completion)
	Note(s)	(in thousands of U.S. dollars)
Assets

Current assets:
Cash and cash equivalents		57	4,129
Accounts receivable	12(h)	9	181
Prepayments and other current assets		—	92

Total current assets		66	4,402
Long-term deposit		—	41
Property and equipment, net	6, 12(j)	144	416

Total assets		210	4,859

Liabilities and owners’ equity

Current liabilities:
Income tax payable		—	399
Accounts payable	12(i)	—	12
Accrued liabilities	8	18	275
Accrued donation		—	1,842
Due to related parties	4	138	23

		156	2,551

Commitments and contingencies	11

Owners’ equity:
Paid-in capital	10	60	120
(Accumulated deficit)/ retained earnings		(6)	2,188

Total owners’ equity		54	2,308

Total liabilities and owners’ equity		210	4,859

The accompanying notes are an integral part of these financial statements.

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/ INCOME

		For the period from July 31, 2002 (date of incorporation) to December 31, 2002	For the period from January 1, 2003 to November 19, 2003 (date of completion)
	Note	(in thousands of U.S. dollars)
Revenues		15	6,824
Cost of revenues		(15)	(1,664)

Gross profit		—	5,160
Selling and marketing expenses		—	(547)
General and administrative expenses		(6)	(184)
Other operating expense	5	—	(1,842)

Total operating expenses		(6)	(2,573)

(Loss)/income from operations		(6)	2,587
Interest income		—	6

(Loss)/income before tax	12(b)	(6)	2,593
Income tax expense	7	—	(399)

Net (loss)/income and comprehensive (loss)/income		(6)	2,194

The accompanying notes are an integral part of these financial statements.

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

STATEMENTS OF OWNERS’ EQUITY

	Paid-in capital	(Accumulated deficit)/ retained earnings	Total
	(in thousands of U.S. dollars)
Capital contribution from owners as of July 31, 2002 (date of incorporation)	60	—	60
Net loss and comprehensive loss for the period	—	(6)	(6)

Balance as of December 31, 2002	60	(6)	54
Net income and comprehensive income for the period	—	2,194	2,194
Capital contribution from owners	60	—	60

Balance as of November 19, 2003 (date of completion)	120	2,188	2,308

The accompanying notes are an integral part of these financial statements.

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

STATEMENTS OF CASH FLOWS

	For the period from July 31, 2002 (date of incorporation) to December 31, 2002	For the period from January 1, 2003 to November 19, 2003 (date of completion)
	(in thousands of U.S. dollars)
Cash flow from operating activities
Net (loss)/income	(6)	2,194
Adjustments to reconcile net (loss)/income to net cash (used in)/ provided by operating activities: Depreciation	6	42
Changes in assets and liabilities:
Accounts receivable	(9)	(172)
Prepayments and other current assets	—	(92)
Long-term deposit	—	(41)
Income tax payable	—	399
Accounts payable	—	12
Accrued liabilities	6	257
Accrued donation	—	1,842
Due to related parties	—	(115)

Net cash (used in)/provided by operating activities	(3)	4,326

Cash flow from investing activities:
Payments for purchase of property and equipment	—	(314)

Net cash used in investing activities	—	(314)

Cash flow from financing activities:
Capital contribution from owners	60	60

Net cash provided by financing activities	60	60

Net increase in cash and cash equivalents	57	4,072
Cash and cash equivalents, beginning of period	—	57

Cash and cash equivalents, end of period	57	4,129

Supplemental disclosures of cash flow information:
Purchase of property and equipment paid by related companies on Company’s behalf	138	—

The accompanying notes are an integral part of these financial statements.

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

1.	Organization and nature of operations

Beijing Lei Ting Wu Ji Network Technology Limited (the “Company”) is a domestic limited liability company incorporated in China on July 31, 2002. The Company is principally engaged in the provision of wireless interactive voice response (“IVR”) services supplemented by short messaging services (“SMS”) to the customers of China Mobile Communications Corporation (“China Mobile”), who are all located in China. The Company’s wireless IVR services include information services and community-oriented services, such as one-on-one dating communications service, chat rooms and access to music files, which are provided to the end users when they dial certain designated phone numbers assigned by China Mobile.

Chinese laws and regulations prohibit or restrict foreign ownership of telecommunications, Internet content, and certain other businesses in China. The Company is subject to such restrictions. On July 25, 2002, the Company’s registered owners jointly entered into an option and pledge agreement with Devine Gem Management Limited (“Devine”), a foreign owned company, under which the Company’s registered owners agreed to invest in the Company on behalf of Devine.

On September 25, 2003, the option and pledge agreement signed between Devine and the registered owners of the Company was assigned to Puccini International Limited (“Puccini”), a company incorporated in the Cayman Islands and wholly-owned by Cranwood Company Limited, an affiliated company. In addition, on the same date, a sale and purchase agreement was entered into between Bright Horizon Enterprises Limited (“Bright Horizon”), a wholly-owned subsidiary of TOM.COM LIMITED (“TOM”), and Cranwood Company Limited for the acquisition of the entire share capital of Puccini (the “Agreement”). On November 19, 2003, the acquisition of Puccini by Bright Horizon Enterprises Limited was completed. The consideration should equal the valuation of Puccini, which is determined based on 7.7 times the audited consolidated net profit of Puccini for the year ending December 31, 2004; or in the event that the audited consolidated net profit of Puccini for the year ending December 31, 2004 is less than an amount equal to 1.2 times the audited consolidated net profit of Puccini for the year ending December 31, 2003, subject to a minimum of $4.8 million, the consideration will then be determined based on 6 times the audited consolidated net profit of Puccini for the year ending December 31, 2004. The consideration is subject to a maximum of $150 million and will be 50% paid in cash and 50% paid by the issue and allotment of shares of TOM Online Inc. or TOM if TOM Online Inc. is not listed before December 31, 2004. Prior to the completion, Puccini entered into a series of contractual arrangements with the Company as a result of which the Company became a variable interest entity of TOM Online Inc. after November 19, 2003, the date of completion of the acquisition of the entire share capital of Puccini by TOM (the “date of completion”).

2.	Principal accounting policies

(a)	Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

2.	Principal accounting policies (continued)

(b)	Revenue recognition

The Company’s revenues are derived principally from wireless IVR services and are supplemented by SMS services. Wireless IVR services include information and hotline services and community-oriented services such as one-on-one dating communications service, chat rooms and access to songs. Mobile phone users access our services when they dial designated phone numbers. The Company provides its services to users on a monthly basis for a fixed fee or on a usage basis for a transaction fee through the platform of China Mobile. The Company recognizes its revenues, net of business tax, based on gross fees billed to end users as the services are rendered.

(c)	Cost of revenues

Cost of revenues consist primarily of service fees retained by and transmission fees payable to China Mobile, staff costs directly related to the provision of wireless IVR and SMS services, depreciation of computer equipment and software directly used in the provision of wireless IVR and SMS services, fees paid to service partners for their share of service fees, rental expenses of leased voice circuits, and technical service charges for the maintenance of the wireless IVR platform systems.

(d)	Cash and cash equivalents

Cash and cash equivalents represents cash on hand and interest bearing demand deposits placed with a bank.

(e)	Accounts receivable

Allowance for doubtful accounts is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision. There is no provision for doubtful debts for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and for the period from January 1, 2003 to November 19, 2003 (date of completion).

(f)	Financial instruments

Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, prepayments and other current assets, accounts payable, accrued liabilities and due to related parties. As of the balance sheet dates, their estimated fair value approximated their carrying value due to the short-term nature of these instruments.

(g)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value.

Computer equipment	60 months
Furniture and office equipment	60 months
Computer software	60 months
Motor vehicle	60 months
Leasehold improvement	60 months

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

2.	Principal accounting policies (continued)

(g)	Property and equipment (continued)

Costs of computer software obtained for internal use are accounted for in accordance with American Institute of Certified Public Accountants Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, under which direct costs incurred to obtain computer software from third parties that can provide future benefits are capitalized.

(h)	Valuation of long-lived assets

The Company adopts Statements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, for the valuation of its long-lived asset. This statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Reviews are performed to determine whether the carrying value of an asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the impaired asset group is written down to fair value, which is determined by either using quoted market prices in active markets or other valuation techniques such as present value techniques. Impairment loss, if any, is measured as the amount by which the carrying amount of asset group exceeds the fair value of the asset group.

(i)	Advertising expenses

Advertising expenses are expensed as incurred. Advertising expenses totaled $Nil and approximately $547,000 for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and for the period from January 1, 2003 to November 19, 2003 (date of completion), respectively.

(j)	Foreign currency translation

The functional currency of the Company is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income. There were no exchange gains or losses for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and the period from January 1, 2003 to November 19, 2003 (date of completion).

The financial statements of the Company are translated into the reporting currency, the United States Dollar, using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statements of operations. Translation adjustments resulting from translation of these financial statements are reflected as foreign currency translation adjustment of the owners’ equity in accumulated other comprehensive income. There has been no other comprehensive income recognized in the reporting periods presented.

(k)	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases,

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

2.	Principal accounting policies (continued)

(k)	Income taxes (continued)

and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive (loss)/income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

(l)	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements.

No separate segment information is presented as it is the management’s view that the services rendered by the Company are of one business segment and the business is conducted in China only.

(m)	Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149 (“SFAS 149”) “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively the “derivatives”) and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The Company currently does not expect the adoption of SFAS 149 to have a material impact on its financial position or results of operation.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management believes that the adoption of SFAS No. 150 will not have any significant impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”) which is subsequently revised in December 2003 for partial deferral on application of the interpretation for certain non-special purpose entities. FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after March 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As of December 31, 2002 and November 19, 2003 (date of completion), the Company had no investment in variable interest entities.

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

3.	Concentration and risks

Dependence on mobile telecommunications operator

The Company currently only provides services to the customers of China Mobile. If the strategic relationship with China Mobile is terminated or scaled-back, or if the co-operative arrangements between China Mobile and the Company are altered, the Company’s business will be adversely affected.

Credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.

The Company places its cash investment with only one financial institution. The Company believes that no significant credit risk exists as the cash investment is maintained with a high-credit, quality financial institution.

The accounts receivable represents the balance due from one party, Beijing Mobile Communication Company Limited, a wholly-owned subsidiary of China Mobile, that collects the Company’s revenue on its behalf.

4.	Related party transactions

Amounts due to related companies as of December 31, 2002 and November 19, 2003 (date of completion) were as follows:

	December 31, 2002	November 19, 2003 (date of completion)
	(in thousands of dollars)
Beijing Lei Ting Wan Jun Network Technology Limited	22	10
Beijing Redsail Netlegend Data Network Technology Company Limited	—	4
Beijing Victoria Century Investment Consulting Company Limited	—	8
Beijing Super Channel Network Limited	116	1

	138	23

The balances with related parties were unsecured, interest-free and without fixed repayment terms.

During the period from July 31, 2002 (date of incorporation) to December 31, 2002, Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (“Wan Jun”), which are affiliated to the Company, purchased certain furniture and equipment amounting to approximately $138,000 on the Company’s behalf from third parties. Such furniture and equipment were purchased at their fair value. These payables were settled in cash during the period from January 1, 2003 to November 19, 2003 (date of completion).

During the period from January 1, 2003 to November 19, 2003 (date of completion), Wan Jun entered into two agreements with a third-party advertising company for promoting wireless IVR and SMS services from January 1, 2003 to June 30, 2003. During the same period, an agreement was entered into among Wan Jun, the

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

4.	Related party transactions (continued)

Company and the advertising company such that the Company has agreed to bear all the risks and rewards of ownerships associated with those contracts, as the Company was one of the primary beneficiaries of the advertising campaign. Based on the contracts, the advertising expenses for the campaign were approximately $109,000, which have been included in the statement of operations of the Company for the period from January 1, 2003 to November 19, 2003 (date of completion) and has previously been paid by Wan Jun on behalf of the Company and was fully settled in cash during the period from January 1, 2003 to November 19, 2003 (date of completion).

During the period from January 1, 2003 to November 19, 2003 (date of completion), staff costs of approximately $14,000 were paid by Wan Jun on behalf of the Company and of which $10,000 remained unsettled as of November 19, 2003 (date of completion).

The Company entered into two service agreements with Beijing Redsail Netlegend Data Network Technology Company Limited (“Redsail”), an affiliated company, effective from June 3, 2003 to June 3, 2004, and effective from September 1, 2003 to August 31, 2004 respectively. Under the service agreements, Redsail provides customer representative services and chatroom host services to the Company at a monthly fee of approximately $10,000. During the period from January 1, 2003 to November 19, 2003 (date of completion), the Company accrued for such service fees amounting to approximately $23,000, of which $4,000 remained payable to Redsail.

During the period from January 1, 2003 to November 19, 2003 (date of completion), the Company acquired certain furniture and equipment at book value which approximates fair value from Beijing Victoria Century Investment Consulting Company Limited, a company which is under common ownership with the Company, amounting to approximately $8,000.

5.	Other operating expense

The other operating expense represented a donation expense made by the Company to Shantou University in China in connection with the acquisition of Puccini by Bright Horizon. On November 13, 2003, the shareholders of the Company have resolved to donate a sum of RMB15,280,540 (US$1,842,000) to Shantou University in China and confirmed to Bright Horizon that their rights to distributions under the Agreement had been satisfied.

6.	Property and equipment, net

	December 31, 2002	November 19, 2003 (date of completion)
	(in thousands of dollars)
Computer equipment	92	363
Computer software	58	63
Furniture and office equipment	—	5
Motor vehicle	—	27
Leasehold improvement	—	6

	150	464
Less: Accumulated depreciation	(6)	(48)

	144	416

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

6.	Property and equipment, net (continued)

During the period from July 31, 2002 (date of incorporation) to December 31, 2002 and the period from January 1, 2003 to November 19, 2003 (date of completion), depreciation expenses amounted to approximately $6,000 and $42,000, respectively.

7.	Taxation

The Company is not subject to taxes in Hong Kong.

In August 2003, the Company received approval for preferential tax treatment as a high technology enterprise, pursuant to which its income is exempt from PRC taxation until December 31, 2005. As a result of this preferential tax treatment, the Company adjusted its tax outlook in the third quarter in the determination of its income tax provision.

There were no material deferred tax assets or liabilities as of December 31, 2002 and November 19, 2003 (date of completion).

A reconciliation of the difference between the statutory tax rate and the effective tax rate for enterprise income tax (“EIT”) is as follows:

	For the period from July 31, 2002 (date of incorporation) to December 31, 2002	For the period from January 1, 2003 to November 19, 2003 (date of completion)
EIT statutory rate	33%	33%
Effect of tax holiday	—	(18%)
Change in valuation allowance	(33%)	—

	—	15%

8.	Accrued liabilities

	December 31, 2002	November 19, 2003 (date of completion)
	(in thousands of dollars)
Accrued rental expenses	—	23
Accrued other operating expenses	—	18
Accrued employee costs	5	71
Accrued advertising expenses	—	97
Accrued business tax and local levies	—	46
Accrued fees to service partners	1	20
Accrued for purchase of software	12	—

	18	275

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

9.	China contribution plan

The full-time employees of the Company are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a Chinese government-mandated multi-employer defined contribution plan. The Company is required to accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $Nil and $29,000 for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and for the period from January 1, 2003 to November 19, 2003 (date of completion), respectively. The Company is required to make contributions to the plans out of the amounts accrued for all staff welfare benefits except for education benefits. The contributions for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and the period from January 1, 2003 to November 19, 2003 (date of completion) amounted to approximately $Nil and $8,000, respectively. The Chinese government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees. The Company is responsible for the education benefits to be paid.

10.	Paid-in capital

The registered capital of the Company was approximately $60,000 at the date of incorporation, which was fully paid upon incorporation. According to a written resolution by the owners of the Company dated April 24, 2003, the registered capital of the Company has increased from approximately $60,000 to $120,000. An additional contribution of approximately $60,000 was then contributed ratably from the then existing owners of the paid-in capital on April 28, 2003.

The owners of the Company are entitled to vote according to their percentage of the total contributed capital.

11.	Commitments and contingencies

Operating leases

During the period from July 31, 2002 (date of incorporation) to December 31, 2002 and for the period from January 1, 2003 to November 19, 2003 (date of completion), the Company leased office premise and voice circuits under operating leases. For the period from July 31, 2002 (date of incorporation) to December 31, 2002 and the period from January 1, 2003 to November 19, 2003 (date of completion), the Company incurred rental expense in the amount of approximately $4,000 and $139,000, respectively.

In relation to the leased office premises, the net aggregate future lease payments under non-cancelable operating leases as of November 19, 2003 (date of completion) are as follows:

(in thousands of dollars)
2003 (the remainder of fiscal year)	4
2004	142
2005	131
2006	103

380

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

11.	Commitments and contingencies (continued)

Operating leases (continued)

As of November 19, 2003 (date of completion), the Company had no operating lease commitments beyond 2006.

Other commitments

The Company entered into various service agreements with vendors and other business partners, principally for advertising, consulting, chatroom hosting and customers services. The commitments in relation to such service agreements, which are non-cancelable or cancelable within one-month notice, as of November 19, 2003 (date of completion) were as follows:

(in thousands of dollars)
2003 (the remainder of fiscal year)	59
2004	77
2005	—
2006	—

136

Contingent liabilities

The Company provides access to songs to its users. The Company obtained songs from one original publisher in China and has not paid any separate copyright fees to the suppliers or the original publisher or artist. If the original song publisher or artist pursued legal action to obtain fees and damages, there is some uncertainty as to whether the Company could be held liable. In China, the assessment of copyright fees and damages is up to the greater of the actual damages incurred plus three times the revenues earned from the use of the songs, or four times the revenues earned from the use of the songs. Management believes that the ultimate liability, if any, with respect to this contingency will not materially affect the Company’s financial position, results of operations or cash flows.

12.	Additional disclosure pursuant to Listing Rules of Growth Enterprise Market of the Stock Exchange of Hong Kong/Hong Kong Companies Ordinance

(a)	Staff costs

	For the period from July 31, 2002 (date of incorporation) to December 31, 2002	For the period from January 1, 2003 to November 19, 2003 (date of completion)
	(in thousands of dollars)
Wages and salaries	5	138
Pension costs—defined contribution plan	—	11

	5	149

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

12.	Additional disclosure pursuant to Listing Rules of Growth Enterprise Market of the Stock Exchange of Hong Kong/Hong Kong Companies Ordinance (continued)

(b)	(Loss)/income before tax

	For the period from July 31, 2002 (date of incorporation) to December 31, 2002	For the period from January 1, 2003 to November 19, 2003 (date of completion)
(in thousands of dollars)
Charging:
Auditors’ remuneration	—	—

(c)	Dividend

There was no dividend declared, made or paid by the Company for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and the period from January 1, 2003 to November 19, 2003 (date of completion).

(d)	Earnings per share

No earnings per share is presented for the period from July 31, 2002 (date of incorporation) to December 31, 2002 and the period from January 1, 2003 to November 19, 2003 (date of completion) since the capital of the Company is not divided into shares.

(e)	Directors’ emoluments

No emoluments were paid to the director during the period from July 31, 2002 (date of incorporation) to November 19, 2003 (date of completion).

(f)	Five highest paid individuals

The emoluments payable to the five highest paid individuals are as follows:

	For the period from July 31, 2002 (date of incorporation) to December 31, 2002	For the period from January 1, 2003 to November 19, 2003 (date of completion)
	(in thousands of dollars)
Basic salaries, other allowances and benefits in kind	5	55
Bonuses	—	18
Pension costs – defined contribution plan	—	2

	5	75

None of the five individuals received remuneration in excess of $128,000 (equivalent to HK$1,000,000).

BEIJING LEI TING WU JI NETWORK TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars, unless otherwise stated)

12.	Additional disclosure pursuant to Listing Rules of Growth Enterprise Market of the Stock Exchange of Hong Kong/Hong Kong Companies Ordinance (continued)

(g)	Net current (liabilities)/assets and total assets less current liabilities

	December 31, 2002	November 19, 2003 (date of completion)
	(in thousands of dollars)
Net current (liabilities)/assets	(90)	1,851

Total assets less current liabilities/net assets	54	2,308

(h)	Accounts receivable

The aging analysis of the accounts receivable of the Company is set out below:

	December 31, 2002	November 19, 2003 (date of completion)
	(in thousands of dollars)
Current	9	181

The Company’s revenues are made on credit terms of 15 days.

(i)	Accounts payable

The aging analysis of the accounts payable of the Company is set out below:

	December 31, 2002	November 19, 2003 (date of completion)
	(in thousands of dollars)
Current	—	12

(j)	Property and equipment, net

	For the period from July 31, 2002 (date of incorporation) to December 31, 2002	For the period from January 1, 2003 to November 19, 2003 (date of completion)
	(in thousand of dollars)
Additions	150	314
Disposals	—	—

(k)	Distributable reserves

As of November 19, 2003 (date of completion), the distributable reserves of the Company amounted to approximately $2,188,000.

(l)	Subsequent financial statements

No audited financial statements have been prepared for the Company in respect of any period subsequent to November 19, 2003 (date of completion) and save as disclosed in this report, no dividend or other distribution has been declared, made or paid by the Company in respect of any period subsequent to November 19, 2003 (date of completion).

INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

AND SUPPLEMENTAL SELECTED UNAUDITED PRO FORMA CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(Amounts expressed in U.S. dollars, unless otherwise stated)

Reorganization and Organization

TOM Online Inc. (formerly known as PC Rock Industry Limited) (the “Company”) was incorporated in the Cayman Islands on August 28, 2001 as a company with limited liability.

The Company is a wholly-owned subsidiary of TOM.COM LIMITED (“TOM”). As part of the pre-initial public offering corporate reorganization (the “Reorganization”), which was completed on September 26, 2003, TOM transferred to the Company the operations and related assets and liabilities of its wireless value-added services business, online advertising business and commercial enterprise solutions business in China, in contemplation of a listing of the Company on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited (the “GEM”) and the National Market of National Automated Systems Dealership and Quotation (the “NASDAQ”).

Before September 2003, TOM’s online business segment (the “TOM Internet Group” or the “TIG”) consisted of twenty-five business entities providing a wide range of Internet services, wireless value-added services, as well as advertising and commercial enterprise solutions services, in China and Hong Kong. Centering around its portal network services, TIG carried out the following core activities in China: (i) provision of wireless data services (including short messaging, multimedia messaging, wireless application protocol (“WAP”), Internet search, content channels and e-mail); (ii) provision of advertising services; (iii) provision of commercial enterprise solutions services; and (iv) the sale of Internet access cards. Such core activities were operated through a group of seven subsidiaries and two variable interest entities (the “Core Internet Business Entities” or the “Core Operation”).

In September 2003, TOM transferred to the Company its entire equity interest in Bright Horizon Enterprise Limited (“Bright Horizon”, formerly known as PC Rock Enterprises Limited) to the Company in contemplation of acquisition of Puccini International Limited and its controlled entities (see below). Bright Horizon is an investment holding company and does not have material assets, liabilities, and operations as of and for each of the three years ended December 31, 2003.

TIG also conducted certain portal and advertising businesses through five subsidiaries and one variable interest entity (the “Non-core Internet Business Entities”). As of December 31, 2003, most of the operations of these entities had been integrated with or moved to the nine entities that had been transferred to the Company and these entities are expected to be wound down, or used by other business segments of TOM to conduct TOM’s businesses. These entities were managed by the management group of the Core Internet Business Entities during the periods covered by these consolidated financial statements up to September 26, 2003. Accordingly, these six legal entities were included in the historical consolidated financial statements up to September 26, 2003.

Pursuant to the Reorganization agreement between TOM and the Company, the Company issued and alloted new shares with a par value of HK$0.01 per share credited as fully paid to TOM in exchange for the operations of the Core Internet Business Entities. After the Reorganization, the Group operates on a stand-alone basis. The resulting changes are summarized in the notes to unaudited pro forma consolidated financial information. The Reorganization is described in more detail in “Our Reorganization” appearing elsewhere in this prospectus.

Following the Reorganization on September 26, 2003, TOM retained the Non-core Internet Business Entities and a group of ten legal entities, including certain subsidiaries and investments in joint ventures and associated companies, that conduct (i) online services outside China (e.g., Hong Kong) or (ii) non-portal services within China, e.g., marketing, research and customs declaration services, which are not provided by the entities within the Core Operation and are passive investments of TOM. These ten legal entities and their related results of operations are not included in the historical consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(Amounts expressed in U.S. dollars, unless otherwise stated)

Acquisition of Puccini

On November 19, 2003 (date of completion), the Group (as defined in Note 1 of financial statements of TOM Online Inc.) acquired from Cranwood Company Limited (“Cranwood”), a 24.6% shareholder of TOM, its 100% interest in Puccini International Limited (“Puccini”), which provides wireless Interactive Voice Response (“IVR”) services through Beijing Lei Ting Wu Ji Network Technology Limited (“Wu Ji Network”). Wireless IVR services are a newly introduced category of wireless value-added services in China that allows users to access prerecorded information from their mobile phones and to interact with other users through chat and dating services. Wu Ji Network was incorporated in China in July 2002, and is now the leading provider of wireless IVR services in China in terms of revenue. Puccini and its controlled entities were included in the consolidated financial statements of the Group from November 20, 2003 onwards.

Pursuant to the sale and purchase agreement that the Group entered into with Cranwood on September 25, 2003, the Group has agreed to pay Cranwood the following consideration:

•	an initial consideration which consists of (i) a nominal consideration of $1 at the time of completion and (ii) a sum of $18,500,000 in the form of the Company’s shares at the initial public offering price, which will be placed with an escrow agent, subject to the conditions as discussed below; and

•	an earn-out consideration that is equal to the excess over the initial consideration of (i) an amount equal to 7.7 times Puccini’s 2004 audited consolidated net profit; or (ii) if such 2004 audited consolidated net profit is less than an amount equal to 1.2 times the greater of Puccini’s 2003 audited consolidated net profit and RMB40,000,000 ($4,832,318), an amount equal to 6 times Puccini’s 2004 audited consolidated net profit.

The total consideration is subject to a maximum of $150,000,000.

The payment of the earn-out consideration is structured such that half of the total consideration paid to Cranwood will be in cash and the balance of the total consideration (after also deducting the initial consideration) is to be satisfied by the issue to Cranwood of the Company’s ordinary shares, calculated on the basis of an issue price equal to the average closing price of the Company’s ordinary shares as quoted on GEM for the 30 trading days immediately prior to the date that the Group agrees on the amount of Puccini’s 2004 audited consolidated net profit with Cranwood. Where the earn-out consideration is less than $18,500,000, adjustments will be made to the initial consideration paid by the Group involving the sale in the market of certain of the Company’s ordinary shares already allotted to Cranwood as part of the initial consideration, with such sale proceeds being paid to the Group. The number of shares to be allotted and issued as earn-out consideration is limited such that Cranwood’s shareholding in the Company cannot be equal to or more than 30% of the Company’s issued share capital (and to the extent that the number of shares allotted and issued as earn-out consideration to Cranwood is reduced by such limit, the balance of the earn-out consideration will instead be paid in cash).

The acquisition is accounted for under the purchase method of accounting for business combinations, with the Company being the acquiring entity for accounting purposes. The assets and liabilities of Puccini as well as Wu Ji Network are recorded at fair value.

As of December 31, 2003, a nominal cash consideration of $1 had been paid, and the purchase price of the acquisition of Puccini as of December 31, 2003 was equivalent to the aggregate amount of the nominal cash consideration and the professional costs incurred for the acquisition, totalling $768,000. The excess of the fair value of the identifiable tangible and intangible assets acquired of $7,348,000 over the initial purchase price of $768,000, which mainly represents professional costs, was recognized as a liability of $6,580,000 at the date of acquisition.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(Amounts expressed in U.S. dollars, unless otherwise stated)

Pursuant to SFAS 141, the initial consideration of $18,500,000 and the earn-out consideration are considered contingent consideration, which will not become certain until the audited consolidated net profit of Puccini for the year ending December 31, 2004 is available. Accordingly, the contingent considerations have not been reflected in the consolidated financial statements of the Group.

Further, the initial consideration of $18,500,000 worth of the Company’s shares issued at the Company’s initial public offering price and held in escrow pending the outcome of the purchase price contingency should be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is resolved beyond a reasonable doubt in accordance with SFAS 141.

When the contingency is resolved and the consideration becomes issuable, any excess of the fair value of the contingent consideration issued or issuable over the amount that was recognized as a liability of $6,580,000 shall be recognized as an additional cost of acquisition. If the amount initially recognized as a liability of $6,580,000 exceeds the fair value of the consideration issued or issuable, that excess shall be allocated as a pro rata reduction of the amounts assigned to assets acquired. Any amount that remains after reducing those assets to zero shall be recognized as an extraordinary gain.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(Amounts expressed in U.S. dollars, unless otherwise stated)

Introduction to Unaudited Pro Forma Consolidated Financial Information

The following unaudited pro forma consolidated statement of operations is derived from the historical financial statements of the Group, contained in F-3 to F-49, appearing elsewhere in this prospectus, after giving effects to the pro forma adjustments described in the notes thereto. Financial information with respect to the acquisition is derived from the historical financial statements of Wu Ji Network, contained in F-51 to F-65 appearing elsewhere in this prospectus.

The preparation of the unaudited pro forma consolidated statement of operations appearing below is based on financial statements prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. The objective of the unaudited pro forma consolidated statement of operations is to provide information on (i) the impact of the Reorganization and formation of the Group on a stand-alone basis and (ii) the impact of the acquisition of Puccini made on November 19, 2003, which provides wireless IVR services through Wu Ji Network (the “acquisition”).

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 presents adjustments as if the Reorganization and the acquisition of Puccini had occurred on January 1, 2003.

The unaudited pro forma consolidated balance sheet as of December 31, 2003 has not been presented since the transactions of the Reorganization and the acquisition of Puccini have been consummated before December 31, 2003 and the historical consolidated balance sheet as of December 31, 2003 has reflected the results of such transactions.

The unaudited pro forma consolidated statement of operations should be read in conjunction with historical consolidated financial statements, including the notes thereto, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other financial information included elsewhere in this prospectus.

While the unaudited pro forma consolidated statement of operations is helpful in showing the financial characteristics of the combined companies, it is not intended to show how the combined companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period. We have included in the unaudited pro forma consolidated statement of operations all the adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the operating results in the historical periods.

Given the information regarding the acquisition, the actual consolidated results of operations may differ significantly from the pro forma amounts reflected below.

The information set out below does not form part of the historical consolidated financial statements and is included here for reference purpose only. PricewaterhouseCoopers expresses no opinion or any other form of assurance on the following information.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

	Historical Consolidated	Reorganization adjustments	Post reorganization	Historical Wu Ji Network	Wu Ji Network adjustments		Pro forma
		Note (a)		Note (f)
	(unaudited and in thousands of U.S. dollars)
Revenues:
Wireless value-added services	55,843	—	55,843	6,824	—		62,667
Advertising	5,845	(3,836)	2,009	—	—		2,009
Commercial enterprise solutions	13,825	(66)	13,759	—	—		13,759
Internet access	1,560	—	1,560	—	—		1,560

Total revenues	77,073	(3,902)	73,171	6,824	—		79,995
Cost of revenues:
Cost of goods sold	(11,291)	—	(11,291)	—	—		(11,291)
Cost of services	(32,794)	3,673	(29,121)	(1,664)	(210	)(e)	(30,995)

Total cost of revenues	(44,085)	3,673	(40,412)	(1,664)	(210)		(42,286)

Gross profit	32,988	(229)	32,759	5,160	(210)		37,709

Operating expenses:
Selling and marketing expenses	(2,772)	134	(2,638)	(547)	—		(3,185)
General and administrative expenses	(9,133)	557	(8,576)	(184)	—		(8,760)
Product development expenses	(689)	—	(689)	—	—		(689)
Amortization of intangibles	(629)	—	(629)	—	(4,411	)(c)	(5,040)
Other operating expense	—	—	—	(1,842)	1,842	(d)	—

Total operating expenses	(13,223)	691	(12,532)	(2,573)	(2,569)		(17,674)

Income from operations	19,765	462	20,227	2,587	(2,779)		20,035
Other (expenses)/income:
Net interest (expense)/income	(320)	54	(266)	6	—		(260)

Income before tax	19,445	516	19,961	2,593	(2,779)		19,775
Income tax credit/(expense)	254	18 (b)	272	(399)	20		(107)

Income after tax	19,699	534	20,233	2,194	(2,759)		19,668
Minority interests	(127)	—	(127)	—	—		(127)

Net income attributable to shareholders	19,572	534	20,106	2,194	(2,759)		19,541

Earnings per share-basic (cents)	0.699		0.718				0.698

Number of shares (in billions)	2.8		2.8				2.8

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts expressed in U.S. dollars, unless otherwise stated)

A description of the pro forma adjustment is as follows:

(a)	To exclude the effects of six Non-core Internet Business Entities retained by TOM upon the Reorganization. The effects of these six Non-core Internet Business Entities are included in the Group’s historical consolidated financial statements for all relevant periods presented up to September 26, 2003.

Revenues and expenses included in the adjustments are primarily related to the Non-core Internet Business Entities, which are not considered a part of the Group’s primary business activities after the Reorganization.

(b)	The income tax effects of the pro forma adjustments relating to the Reorganization are nil as the Non-core Internet Business Entities recorded a full valuation allowance due to the uncertainty in realization of the deferred tax assets.

The adjustment gives the effect of excluding the income tax expense incurred by the six Non-core Internet Business Entities retained by TOM upon the Reorganization.

(c)	To adjust for additional amortization resulting from the recognition of identifiable intangible assets pursuant to the acquisition of Puccini. The identifiable intangible assets of $5,040,000 are determined based on an independent third party valuation performed as of November 19, 2003, and are recognized and amortized over 12 months from January 1, 2003 as if such intangible assets had been acquired at the beginning of 2003.

Amortization expense of $629,000 is included in the historical financial statements, representing the amortization expense incurred after the acquisition of Puccini on November 19, 2003. The pro forma adjustment of $4,411,000 represents the additional amortization expense incurred as if Puccini had been acquired on January 1, 2003. As a result, the identifiable intangible assets of $5,040,000 were fully amortized in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2003.

(d)	To adjust for a non-recurring donation expense made by Wu Ji Network to Shantou University in China in connection with the acquisition of Puccini. Pursuant to the Sales and Purchase Agreement (the “Agreement”) dated September 25, 2003 and signed between the vendor, Cranwood Company Limited (“Cranwood”), and Bright Horizon Enterprise Limited (“Bright Horizon”), a wholly owned subsidiary of the Company and the purchaser of Puccini, Cranwood is entitled to a portion of the retained earnings of Wu Ji Network (the “Distribution”) accumulated prior to the date of the Agreement amounting to RMB15,280,540 (US$1,842,000). Subsequently but before the completion of the acquisition, the shareholders of Wu Ji Network resolved to donate an amount equal to the Distribution to Shantou University in China and confirmed to Bright Horizon that all of their rights to the Distribution were fully satisfied and they had no claim against Bright Horizon under the Agreement after the execution of the donation. The donation was subsequently paid on January 17, 2004. The Company considers that such donation is part of the acquisition transaction and non-recurring in nature.

(e)

Pursuant to the technical and consulting service agreement entered between Wu Ji Network and Puccini Network Technology (Beijing) Limited (“Puccini Network”), a wholly-owned subsidiary of Puccini, Puccini Network is entitled to receive service fees at an amount equal to substantially all of the income before tax of Wu Ji Network. As a result of this technical and consulting service agreement, Puccini Network is subject to a 5% business tax, to be levied upon issuance of invoice for the technical service fee to Wu Ji Network. Accordingly, an adjustment is made to give effect to the 5% business tax charged on the services fees earned by Puccini Network for the year ended December 31, 2003 as if the technical and consulting service agreement

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts expressed in U.S. dollars, unless otherwise stated)

was in place since January 1, 2003 and Puccini Network had charged and received from Wu Ji Network the services fees for the year ended December 31, 2003. Since Puccini Network has been located and operating in the designated area of Beijing Economic and Technological Development Zone since its incorporation, it will be eligible, upon acceptance of application by the local tax authority, for a high technology enterprise preferential tax treatment of three years of income tax exemption from the date of incorporation in accordance with the current income tax law. Management has applied for the preferential tax treatment and believes Puccini Network has met all the conditions required to receive such preferential tax treatment. Hence, no income tax expenses have been accrued in the unaudited pro forma consolidated financial information below on the technical service fee income to be earned by Puccini Network. As of January 20, 2004, Puccini Network has applied for but had not yet received confirmation of the preferential tax treatment.

(f)	To include the results of operations of Wu Ji Network as if the acquisition of Puccini had occurred on January 1, 2003. The adjustments represent the results of operations of Wu Ji Network for the period from January 1, 2003 to November 19, 2003 (date of completion).

SUPPLEMENTAL SELECTED UNAUDITED PRO FORMA CONSOLIDATED QUARTERLY

FINANCIAL INFORMATION

(Amounts expressed in U.S. dollars, unless otherwise stated)

Introduction to Supplemental Selected Unaudited Pro Forma Consolidated Quarterly Financial Information

The supplemental selected unaudited pro forma consolidated quarterly financial information set out from P-8 to P-16 has been prepared based on the unaudited statements of operations for each of the three months ended March 31, June 30, September 30 and December 31, 2003. The Group is presenting these financial information in order to provide additional information on the changes of their results of operations. The unaudited pro forma consolidated quarterly statements of operations set out below (“supplemental selected unaudited pro forma consolidated quarterly financial information”) are derived from unaudited management accounts.

The supplemental selected unaudited pro forma consolidated quarterly financial information appearing below is based on financial statements prepared in accordance with US GAAP. These principles require the use of estimates that affected the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. The objective of the supplemental selected unaudited pro forma consolidated quarterly financial information is to provide information on (i) the impact of the Reorganization and formation of the Group operating on a stand-alone basis and (ii) the impact of the acquisition of Puccini made on November 19, 2003, which provides wireless IVR services through Wu Ji Network, as if these transactions had been consummated on January 1, 2003.

The supplemental selected unaudited pro forma consolidated quarterly financial information should be read in conjunction with unaudited historical consolidated statements of operations for each of the three months ended March 31, June 30, September 30 and December 31, 2003, respectively contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, included elsewhere in this prospectus.

While the supplemental selected unaudited pro forma consolidated quarterly financial information is helpful in showing the financial characteristics of the companies, it is not intended to show how the companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations for any future date or period. We have included in the supplemental selected unaudited pro forma consolidated statements of operations all the adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the operating results in the historical periods.

Given the information regarding the acquisition, the actual consolidated results of operations may differ significantly from the pro forma amounts reflected below.

The information set out below does not form part of the historical consolidated financial statements and is included here for reference purpose only. PricewaterhouseCoopers expresses no opinion or any other form of assurance on the following information.

SUPPLEMENTAL SELECTED UNAUDITED

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2003

	Historical consolidated	Reorganization adjustments	Post reorganization	Historical Wu Ji Network	Wu Ji Network adjustments		Pro forma
		Note (a)		Note (f)
	(unaudited and in thousands of U.S. dollars)
Revenues:
Wireless value-added services	8,759	—	8,759	354	—		9,113
Advertising	1,268	(1,092)	176	—	—		176
Commercial enterprise solutions	3,757	(34)	3,723	—	—		3,723
Internet access	1,055	—	1,055	—	—		1,055

Total revenues	14,839	(1,126)	13,713	354	—		14,067
Cost of revenues:
Cost of goods sold	(3,132)	—	(3,132)	—	—		(3,132)
Cost of services	(6,504)	1,031	(5,473)	(131)	(7	)(e)	(5,611)

Total cost of revenues	(9,636)	1,031	(8,605)	(131)	(7)		(8,743)

Gross profit	5,203	(95)	5,108	223	(7)		5,324

Operating expenses:
Selling and marketing expenses	(531)	49	(482)	(80)	—		(562)
General and administrative expenses	(2,621)	41	(2,580)	(6)	—		(2,586)
Product development expenses	(165)	—	(165)	—	—		(165)
Amortization of intangibles	—	—	—	—	(1,260	)(c)	(1,260)

Total operating expenses	(3,317)	90	(3,227)	(86)	(1,260)		(4,573)

Income from operations	1,886	(5)	1,881	137	(1,267)		751
Other expenses:
Net interest expense	(113)	18	(95)	—	—		(95)

Income before tax	1,773	13	1,786	137	(1,267)		656
Income tax expense	(8)	8 (b)	—	(46)	3		(43)

Income after tax	1,765	21	1,786	91	(1,264)		613
Minority interests	(2)	—	(2)	—	—		(2)

Net income attributable to shareholders	1,763	21	1,784	91	(1,264)		611

Earnings per share–basic (cents)	0.063		0.064				0.022

Number of shares (in billions)	2.8		2.8				2.8

SUPPLEMENTAL SELECTED UNAUDITED

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2003

	Historical consolidated	Reorganization adjustments	Post reorganization	Historical Wu Ji Network	Wu Ji Network adjustments		Pro forma
		Note (a)		Note (f)
	(unaudited and in thousands of U.S. dollars)
Revenues:
Wireless value-added services	14,883	—	14,883	1,679	—		16,562
Advertising	1,699	(1,288)	411	—	—		411
Commercial enterprise solutions	2,849	(30)	2,819	—	—		2,819
Internet access	385	—	385	—	—		385

Total revenues	19,816	(1,318)	18,498	1,679	—		20,177
Cost of revenues:
Cost of goods sold	(2,126)	—	(2,126)	—	—		(2,126)
Cost of services	(9,277)	1,283	(7,994)	(447)	(54	)(e)	(8,495)

Total cost of revenues	(11,403)	1,283	(10,120)	(447)	(54)		(10,621)

Gross profit	8,413	(35)	8,378	1,232	(54)		9,556

Operating expenses:
Selling and marketing expenses	(486)	(3)	(489)	(123)	—		(612)
General and administrative expenses	(2,151)	222	(1,929)	(37)	—		(1,966)
Product development expenses	(167)	—	(167)	—	—		(167)
Amortization of intangibles	—	—	—	—	(1,260	)(c)	(1,260)

Total operating expenses	(2,804)	219	(2,585)	(160)	(1,260)		(4,005)

Income from operations	5,609	184	5,793	1,072	(1,314)		5,551
Other (expenses)/income:
Net interest (expense)/income	(111)	18	(93)	1	—		(92)

Income before tax	5,498	202	5,700	1,073	(1,314)		5,459
Income tax expense	(4)	4 (b)	—	(353)	17		(336)

Income after tax	5,494	206	5,700	720	(1,297)		5,123
Minority interests	(60)	—	(60)	—	—		(60)

Net income attributable to shareholders	5,434	206	5,640	720	(1,297)		5,063

Earnings per share–basic (cents)	0.194		0.201				0.181

Number of shares (in billions)	2.8		2.8				2.8

SUPPLEMENTAL SELECTED UNAUDITED

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

	Historical consolidated	Reorganization adjustments	Post reorganization	Historical Wu Ji Network	Wu Ji Network adjustments		Pro forma
		Note (a)		Note (f)
	(unaudited and in thousands of U.S. dollars)
Revenues:
Wireless value-added services	14,637	—	14,637	3,292	—		17,929
Advertising	2,279	(1,456)	823	—	—		823
Commercial enterprise solutions	4,132	(2)	4,130	—	—		4,130
Internet access	64	—	64	—	—		64

Total revenues	21,112	(1,458)	19,654	3,292	—		22,946
Cost of revenues:
Cost of goods sold	(3,689)	—	(3,689)	—	—		(3,689)
Cost of services	(8,622)	1,359	(7,263)	(762)	(115	)(e)	(8,140)

Total cost of revenues	(12,311)	1,359	(10,952)	(762)	(115)		(11,829)

Gross profit	8,801	(99)	8,702	2,530	(115)		11,117

Operating expenses:
Selling and marketing expenses	(671)	88	(583)	(136)	—		(719)
General and administrative expenses	(2,537)	294	(2,243)	(94)	—		(2,337)
Product development expenses	(184)	—	(184)	—	—		(184)
Amortization of intangibles	—	—	—	—	(1,260	)(c)	(1,260)

Total operating expenses	(3,392)	382	(3,010)	(230)	(1,260)		(4,500)

Income from operations	5,409	283	5,692	2,300	(1,375)		6,617
Other (expenses)/income:
Net interest (expense)/income	(91)	18	(73)	1	—		(72)

Income before tax	5,318	301	5,619	2,301	(1,375)		6,545
Income tax credit	166	6 (b)	172	—	—		172

Income after tax	5,484	307	5,791	2,301	(1,375)		6,717
Minority interests	(12)	—	(12)	—	—		(12)

Net income attributable to shareholders	5,472	307	5,779	2,301	(1,375)		6,705

Earnings per share—basic (cents)	0.195		0.206				0.239

Number of shares (in billions)	2.8		2.8				2.8

SUPPLEMENTAL SELECTED UNAUDITED

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2003

	Historical consolidated	Reorganization adjustments	Post reorganization	Historical Wu Ji Network	Wu Ji Network adjustments		Pro forma
				Note (f)
	(unaudited and in thousands of U.S. dollars)
Revenues:
Wireless value-added services	17,564	—	17,564	1,499	—		19,063
Advertising	599	—	599	—	—		599
Commercial enterprise solutions	3,087	—	3,087	—	—		3,087
Internet access	56	—	56	—	—		56

Total revenues	21,306	—	21,306	1,499	—		22,805
Cost of revenues:
Cost of goods sold	(2,344)	—	(2,344)	—	—		(2,344)
Cost of services	(8,391)	—	(8,391)	(324)	(34	)(e)	(8,749)

Total cost of revenues	(10,735)	—	(10,735)	(324)	(34)		(11,093)

Gross profit	10,571	—	10,571	1,175	(34)		11,712

Operating expenses:
Selling and marketing expenses	(1,084)	—	(1,084)	(208)	—		(1,292)
General and administrative expenses	(1,824)	—	(1,824)	(47)	—		(1,871)
Product development expenses	(173)	—	(173)	—	—		(173)
Amortization of intangibles	(629)	—	(629)	—	(631	)(c)	(1,260)
Other operating expense	—	—	—	(1,842)	1,842	(d)	—

Total operating expenses	(3,710)	—	(3,710)	(2,097)	1,211		(4,596)

Income/(loss) from operations	6,861	—	6,861	(922)	1,177		7,116
Other (expenses)/income:
Net interest (expense)/income	(5)	—	(5)	4	—		(1)

Income/(loss) before tax	6,856	—	6,856	(918)	1,177		7,115
Income tax credit	100	—	100	—	—		100

Income/(loss) after tax	6,956	—	6,956	(918)	1,177		7,215
Minority interests	(53)	—	(53)	—	—		(53)

Net income/(loss) attributable to shareholders	6,903	—	6,903	(918)	1,177		7,162

Earnings per share—basis (cents)	0.247		0.247				0.256

Number of shares (in billions)	2.8		2.8				2.8

NOTES TO SUPPLEMENTAL SELECTED UNAUDITED PRO FORMA CONSOLIDATED QUARTERLY STATEMENTS OF OPERATIONS

(Amounts expressed in U.S. dollars, unless otherwise stated)

A description of the pro forma adjustment is as follows:

(a)	To exclude the effects of six Non-core Internet Business Entities retained by TOM upon the Reorganization. The effects of these six Non-core Internet Business Entities are included in the Group’s historical consolidated financial statements for all relevant periods presented up to September 26, 2003.

Revenues and expenses included in the adjustments are primarily related to the Non-core Internet Business Entities, which are not considered a part of the Group’s primary business activities after the Reorganization.

(b)	The income tax effects of the pro forma adjustments relating to the Reorganization are nil as the Non-core Internet Business Entities has recorded a full valuation allowance due to the uncertainty in realization of the deferred tax assets.

The adjustment gives the effect of excluding the income tax expense incurred by the six Non-core Internet Business Entities retained by TOM upon the Reorganization.

(c)	To adjust for additional amortization resulting from the recognition of identifiable intangible assets pursuant to the acquisition of Puccini. The identifiable intangible assets of $5,040,000 are determined based on an independent third party valuation performed as of November 19, 2003, and are recognized and amortized over 12 months since January 1, 2003 as if such intangible assets had been acquired since the beginning of 2003.

Amortization expense of $629,000 is included in the historical financial statements, representing the amortization expense incurred after the acquisition of Puccini made on November 19, 2003. The aggregate pro forma adjustment for all quarters presented of $4,411,000 represents the additional amortization expense incurred as if Puccini had been acquired on January 1, 2003. As a result, the identifiable intangible assets of $5,040,000 were fully amortized in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2003. The allocation of the amortization expense is as follows:

(Unaudited and in thousands of dollars)
Pro forma amortization expense for the three months ended March 31, 2003	1,260
Pro forma amortization expense for the three months ended June 30, 2003	1,260
Pro forma amortization expense for the three months ended September 30, 2003	1,260
Pro forma amortization expense for the period from October 1, 2003 to November 19, 2003	631
Historical amortization expense for the period from November 20, 2003 to December 31, 2003	629

Fair value of intangible assets	5,040

(d)

To adjust for a non-recurring donation expense made by Wu Ji Network to Shantou University in China in connection with the acquisition of Puccini. Pursuant to the Sales and Purchase Agreement (the “Agreement”) dated September 25, 2003 and signed between the vendor, Cranwood and Bright Horizon, a wholly owned subsidiary of the Company and the purchaser of Puccini, Cranwood is entitled to a portion of the retained earnings of Wu Ji Network (the “Distribution”) accumulated prior to the date of the Agreement amounting to RMB15,280,540 (US$1,842,000). Subsequently but before the completion of the acquisition, the shareholders of Wu Ji Network resolved to donate an amount equal to the Distribution to Shantou University in China and confirmed to Bright Horizon that all of their rights to the Distribution were fully

NOTES TO SUPPLEMENTAL SELECTED UNAUDITED PRO FORMA CONSOLIDATED QUARTERLY STATEMENTS OF OPERATIONS

(Amounts expressed in U.S. dollars, unless otherwise stated)

satisfied and they had no claim against Bright Horizon under the Agreement after the execution of the donation. The donation was subsequently paid on January 17, 2004. The Company considers that such donation is part of the acquisition transaction and non-recurring in nature.

(e)	Pursuant to the technical and consulting service agreement entered between Wu Ji Network and Puccini Network, a wholly-owned subsidiary of Puccini, Puccini Network is entitled to receive service fees at an amount equal to substantially all of the income before tax of Wu Ji Network. As a result of this technical and consulting service agreement, Puccini Network is subject to a 5% business tax, to be levied upon issuance of invoice for the technical service fee to Wu Ji Network. Accordingly, an adjustment is made to give effect to the 5% business tax charged on the services fees earned by Puccini Network for the year ended December 31, 2003 as if the technical and consulting service agreement was in place since January 1, 2003 and Puccini Network had charged and received from Wu Ji Network the services fees for the year ended December 31, 2003. Since Puccini Network has been located and operating in the designated area of Beijing Economic and Technological Development Zone since its incorporation, it will be eligible, upon acceptance of application by the local tax authority, for a high technology enterprise preferential tax treatment of three years of income tax exemption from the date of incorporation in accordance with the current income tax law. Management has applied for the preferential tax treatment and believes Puccini Network has met all the conditions required to receive such preferential tax treatment. Hence, no income tax expenses have been accrued in the unaudited pro forma consolidated financial information below on the technical service fee income to be earned by Puccini Network. As of January 20, 2004, Puccini Network has applied for but had not yet received confirmation of the preferential tax treatment.

(f)	To include the results of operations of Wu Ji Network as if the acquisition of Puccini had occurred at January 1, 2003. The adjustments represent the results of operations of Wu Ji Network for the period from January 1, 2003 to November 19, 2003 (date of completion).

NOTES TO SUPPLEMENTAL SELECTED UNAUDITED PRO FORMA CONSOLIDATED QUARTERLY STATEMENTS OF OPERATIONS

(Amounts expressed in U.S. dollars, unless otherwise stated)

(g)	Our unaudited historical quarterly consolidated statements of operations for the three months ended March 31, June 30, September 30 and December 31, 2003 are provided below. For the basis of presentation, please refer to the introduction of this section.

	Three months ended March 31	Three months ended June 30	Three Months ended September 30	Three Months ended December 31
	2003	2003	2003	2003
	(unaudited and in thousands of U.S. dollars)
Revenues:
Wireless value-added services	8,759	14,883	14,637	17,564
Advertising	1,268	1,699	2,279	599
Commercial enterprise solutions	3,757	2,849	4,132	3,087
Internet access	1,055	385	64	56

Total revenues	14,839	19,816	21,112	21,306
Cost of revenues:
Cost of goods sold	(3,132)	(2,126)	(3,689)	(2,344)
Cost of services	(6,504)	(9,277)	(8,622)	(8,391)

Total cost of revenues	(9,636)	(11,403)	(12,311)	(10,735)

Gross profit	5,203	8,413	8,801	10,571

Operating expenses:
Selling and marketing expenses	(531)	(486)	(671)	(1,084)
General and administrative expenses	(2,621)	(2,151)	(2,537)	(1,824)
Product development expenses	(165)	(167)	(184)	(173)
Amortization of intangibles	—	—	—	(629)

Total operating expenses	(3,317)	(2,804)	(3,392)	(3,710)

Income from operations	1,886	5,609	5,409	6,861
Other expenses:
Net interest expense	(113)	(111)	(91)	(5)

Income before tax	1,773	5,498	5,318	6,856
Income tax (expense)/credit	(8)	(4)	166	100

Income after tax	1,765	5,494	5,484	6,956
Minority interests	(2)	(60)	(12)	(53)

Income attributable to shareholders	1,763	5,434	5,472	6,903

APPENDIX A — PROPERTY VALUATION

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this prospectus and received from American Appraisal China Limited, an independent property valuer, in connection with their valuations as at December 31, 2003 of the property interests of our Group.

March 2, 2004

The Directors

TOM Online Inc.

8th Floor, Tower W3, Oriental Plaza

No.1 Dong Chang An Avenue

Beijing 100738

PRC

Dear Sirs,

In accordance with the instructions by TOM Online Inc. (the “Company”) and its subsidiaries (hereinafter together referred to as the “Group”) to value all the property interests held by members of the Group in the People’s Republic of China (the “PRC”), we confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of such property interests as at December 31, 2003 (the “Valuation Date”).

Basis of Valuation

Our valuation of the property is our opinion of open market value which we would define as intended to mean “the best price at which the sale of an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation assuming:

i)	a willing seller;

ii)	that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

iii)	that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the valuation date;

iv)	that no account is taken of any additional bid by a purchaser with a special interest; and

v)	that both parties to the transaction had acted knowledgeably, prudently and without compulsion.”

Valuation Methodology

Based on this open market approach, the property interests rented and occupied by the Group are considered to have no commercial value either because of their non-assignability in the open market or there are prohibitions against subletting and/or assignment contained in the lease and/or tenancy agreement or the lack of substantial profit rent.

Assumptions

Our valuations have been made on the assumption that the owners sell the property interests on the open market without the benefit of any deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which could serve to increase the value of such property interests. In addition, no forced sale situation in any manner is assumed in our valuations. We have also assumed that the property interests are disposable and transferable in the open market for the whole of the respective unexpired terms as granted without any fees or charge incurred unless otherwise stated.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the property interests are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their rental values.

We have assumed that all consents, approvals and licences from relevant government authorities for the buildings and structures erected or to be erected thereon have been granted. Also, we have assumed that unless otherwise stated, all buildings and structures erected on the site are held by the owners/landlords or permitted to be occupied by the owners/landlords.

It is assumed that all applicable zoning, land use regulations and other restrictions have been complied with unless a non-conformity has been stated, defined and considered in the valuation certificate. Further, it is assumed that the utilization of the land and improvements is within the boundaries of the property interests described and that no encroachment or trespass exists unless noted in the valuation certificate.

Titleship Leasehold Interests Investigation

We have been provided with extracts of documents in relation to the title of the property interests situated in the PRC. However, we have not scrutinized the original documents to verify ownership or to verify any amendments which may not appear on the copies handed to us. We have relied to a considerable extent on the information provided by the Group.

All legal documents disclosed in this letter and valuation certificate are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this letter and valuation certificate.

We have relied upon the legal opinion (refer as the “PRC legal opinion”) given by Commerce & Finance Law Offices in relation to the legal title to the property interests and the legality of the leasehold interests held by the Group in the PRC.

Limiting Conditions

We have relied to a considerable extent on the information provided by the Group and have accepted advice given to us by the Group on such matters as statutory notices, easements, tenure, occupancy, site and floor areas and all other relevant matters. Dimensions and areas included in the valuation certificate are based on information contained in the documents provided to us and are only approximations.

We have no reason to doubt the truth and accuracy of the information as provided to us by the Group. We were also advised by the Group that no material facts have been omitted from the information so supplied. We consider we have been provided with sufficient information to reach an informed view.

We have inspected the exterior and, where possible, the interior of the property interests included in the attached valuation certificate. However, no structural survey has been made and we are therefore unable to report as to whether the property interests are or are not free of rot, infestation or any other structural defects. No tests were carried out on any of the services. In the course of our inspection, we did not notice any serious defects.

We have not carried out investigations on site to determine the suitability of ground conditions and services for the proposed development, nor have we undertaken archaeological, ecological or environmental surveys. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during construction period.

Remarks

The exchange rate adopted for conversion is US$1.00 to RMB8.2767, the prevailing noon buying rate on December 31, 2003, as certified by the Federal Reserve Bank of New York.

We enclose herewith the summary of valuations and the valuation certificate.

Yours faithfully,
For and on behalf of
AMERICAN APPRAISAL CHINA LIMITED

Calvin K. C. Chan
MRICS, MHKIS, RPS (GP)
Assistant Vice President

Note:	Calvin K. C. Chan, who is a Chartered Valuation Surveyor and Registered Professional Surveyor, has over 10 years of experience in valuation of properties in Hong Kong and the PRC.

Summary of Valuation

	Property	Open Market Value in existing state as at December 31, 2003
1.	8th Floor Office Tower W3 Oriental Plaza No.1-31 East Chang An Avenue Dongcheng District Beijing The PRC	No commercial value

2.	Units 01-06 9th Floor Office Tower W3 Oriental Plaza No.1-31 East Chang An Avenue Dongcheng District Beijing The PRC	No commercial value

3.	Units 07-08 9th Floor Office Tower W3 Oriental Plaza No.1-31 East Chang An Avenue Dongcheng District Beijing The PRC	No commercial value

4.	Unit 315, 3rd Floor District 2 Building A Chuangye Yuan No. 12 Hongda Road North Beijing Economic and Technological Development Zone Beijing The PRC	No commercial value

5.	Units 1208-1209 12th Floor Office Towers Citic Square No.1168 Nanjing Xi Road Jingan District Shanghai The PRC	No commercial value

	Property	Open Market Value in existing state as at December 31, 2003
6.	Units 2701 & 2716-2721 27th Floor Dong Shan Plaza No.69 Xian Lie Road Central Dong Shan District Guangzhou Guangdong Province The PRC	No commercial value

7.	Units 306, 316 & 406 4th Floor District 2 Building A Chuangye Yuan No. 12 Hongda Road North Beijing Economic and Technological Development Zone Beijing The PRC	No commercial value

8.	Unit F09, Yong Chang Commercial Center No. 3 Yong Chang Bei Road Beijing Economic and Technological Development Zone Beijing The PRC	No commercial value

Valuation Certificate

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at December 31, 2003
1.	8th Floor Office Tower W3 Oriental Plaza No.1-31 East Chang An Avenue Dongcheng District Beijing The PRC

The property comprises the whole office floor in a multi-level building completed in or around 2000.

The property contains a gross floor area of approximately 3,074 square meters and is rented by the Group from Beijing Oriental Plaza Co., Ltd, a related party, under the lease agreement and supplemental agreement dated 2nd July, 2003 and 13th February, 2004 respectively, for a term of three years commencing from 15th June, 2003 to 14th June, 2006 at a monthly rent of US$53,795.

			The property is currently occupied by the Group for office purposes.	No commercial value
Note: We have been provided with the PRC legal opinion, which states that the relevant lease agreement, complies with the requirements under PRC laws and is legally binding, valid and enforceable.

2.	Units 01-06 9th Floor Office Tower W3 Oriental Plaza No.1-31 East Chang An Avenue Dongcheng District Beijing The PRC

The property comprises six office units in a multi-level building completed in or around 2000.

The property contains a total gross floor area of approximately 1,658 square meters and is rented by the Group from Beijing Oriental Plaza Co., Ltd, a related party, under the lease agreement and supplemental agreement dated 2nd July, 2003 and 13th February, 2004 respectively, for a term of three years commencing from 15th June, 2003 to 14th June, 2006 at a monthly rent of US$29,015.

			The property is currently occupied by the Group for office purposes.	No commercial value
Note: We have been provided with the PRC legal opinion, which states that the relevant lease agreement complies with the requirements under PRC laws and is legally binding, valid and enforceable.

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at December 31, 2003
3.	Units 07-08 9th Floor Office Tower W3 Oriental Plaza No. 1-31 East Chang An Avenue Dongcheng District Beijing The PRC

The property comprises two office units in a multi-level building completed in or around 2000.

The property contains a total gross floor area of approximately 654 square meters and is rented by the Group from Beijing Oriental Plaza Co., Ltd, a related party, under the lease agreement and supplemental agreement dated 2nd July, 2003 and 13th February, 2004 respectively, for a term of three years commencing from 15th June, 2003 to 14th June, 2006 at a monthly rent of US$11,445.

			The property is currently occupied by the Group for office purposes.	No commercial value
Note: We have been provided with the PRC legal opinion, which states that the relevant lease agreement complies with the requirements under PRC laws and is legally binding, valid and enforceable.

4.	Unit 315, 3rd Floor District 2 Building A Chuangye Yuan No. 12 Hongda Road North Beijing Economic and Technological Development Zone Beijing The PRC

The property comprises an office unit in a multi-level building completed in or around 2001.

The property contains a total saleable area of approximately

68.46 square meters and is rented

by the Group from Beijing BDA Business Incubator, an independent third party, under the lease agreement dated 14th November 2003, for a term of one year commencing from 14th November 2003 to 13th November 2004 at an annual rent of RMB 69,966.12 (approximately US$8,453.38) inclusive of management fee and air-conditioning charges.

			The property is currently occupied by the Group for office purposes.	No commercial value
Note: We have been provided with the PRC legal opinion, which states that the relevant lease agreement complies with the requirements under PRC laws and is legally binding, valid and enforceable.

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at December 31, 2003

5.	Units 1208-1209 12th Floor Office Towers Citic Square No.1168 Nanjing Xi Road Jingan District Shanghai The PRC

The property comprises two office units in a multi-level building completed in or around 1999.

The property contains a total gross floor area of approximately 325 square meters and is rented by the Group from Shanghai CITIC Square Co., Ltd, an independent third party, under the lease agreement dated 12th January, 2001 and the lease agreement dated 8th August, 2003, for a term of two years commencing from 1st January, 2001 to 31st December, 2003 at a monthly rent of US$6,277.24 and renewed for further two years commencing from 1st January, 2004 to 31st December, 2005 at a monthly rent of US$6,722.08.

			The property is currently occupied by the Group for office purposes.	No commercial value
Note: We have been provided with the PRC legal opinion, which states that the relevant lease agreement complies with the requirements under PRC laws and is legally binding, valid and enforceable.

6.	Units 2701 & 2716-2721 27th Floor Dong Shan Plaza No.69 Xian Lie Road Central Dong Shan District Guangzhou Guangdong Province The PRC

The property comprises seven-office units in a multi-level building completed in or around 1996.

The property contains a total gross floor area of approximately 771.51 square meters and is rented by the Group from Guangzhou Dongshan District Trade Development Co., an independent third party, under the lease agreement dated 16th December, 2003, for a term of one year commencing from 16th December, 2003 to 15th December, 2004 at an monthly rent of RMB67,121 (approximately US$8,109.63).

			The property is currently occupied by the Group for office purposes.	No commercial value
Note: We have been provided with the PRC legal opinion, which states that the relevant lease agreement complies with the requirements under PRC laws and is legally binding, valid and enforceable.

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at December 31, 2003
7.	Units 306, 316 & 406 4th Floor District 2 Building A Chuangye Yuan No. 12 Hongda Road North Beijing Economic and Technological Development Zone Beijing The PRC

The property comprises three office units in a multi-level building completed in or around 2001.

The property contains a total saleable area of approximately 315.68 square meters and is rented by the Group from Beijing BDA Business Incubator, an independent third party, under the lease agreement dated 14th October, 2003, for a term of one year commencing from 14th November, 2003 to 13th November, 2004 at an annual rent of RMB322,624.96 (approximately US$38,979.9) inclusive of management fee and air-conditioning charges.

			The property is currently occupied by the Group for office purpose.	No commercial value
Note: We have been provided with the PRC legal opinion, which states that the relevant lease agreement complies with the requirements under PRC laws and is legally binding, valid and enforceable.

8.	Unit F09, Yong Chang Commercial Center No. 3 Yong Chang Bei Road Beijing Economic and Technological Development Zone Beijing The PRC

The property comprises an office unit in a multi-level building completed in or around 1998.

The property contains a gross floor area of approximately 10 square meters and is rented by the Group from Beijing Development Area Co., Ltd., an independent third party, under the lease agreement dated 7th March, 2002 and renewal agreement dated 15th May, 2003, for a term of one year commencing from 7th March, 2002 to 6th March, 2003 and renewed for further one year commencing from 8th March, 2003 to 7th March, 2004 at an annual rent of RMB10,074 (approximately US$1,217).

			The property is currently occupied by the Group for office purposes.	No commercial value
Note: We have been provided with the PRC legal opinion, which states that the relevant lease agreement complies with the requirements under PRC laws and is legally binding, valid and enforceable.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a wilfully negligent manner or defaulted in any action against them.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the United States Securities Act of 1933, as amended, or the Securities Act, and is therefore unenforceable as a matter of U.S. law.

Item 7.    Recent Sales of Unregistered Securities

Upon the reorganization of the registrant on September 20, 2003, an aggregate of three new shares of the registrant were issued to the registrant’s initial shareholder, TOM Group Limited (formerly TOM.COM LIMITED), which is not a citizen or resident of the United States. In consideration of such shares, the registrant received from TOM Group Limited capital contributions consisting of the entire equity interest in each of Lahiji Vale Limited, Laurstinus Limited and Advanced Internet Services Limited. Such shares were not offered or sold in the United States. The registrant believes that the issuance of such shares was exempt from registration under the Securities Act, because the securities were offered and sold outside the United States to an entity that was not a citizen or resident of the United States in reliance upon Section 4(2) of, and Regulation S under, the Securities Act.

Item 8.    Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibits	Description

†1.1	Form of International Underwriting Agreement.

†3.1	Amended and Restated Memorandum and Articles of Association.

†4.1	Specimen of Share Certificate.

†4.2	Amended and Restated Memorandum and Articles of Association (filed as Exhibit 3.1 hereof).

*4.3

Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.

5.1	Opinion of Maples and Calder Asia, Cayman Islands counsel to the Registrant, as to the validity of the ordinary shares.

†5.2	Opinion of Commerce & Finance Law, People’s Republic of China counsel to the Registrant, as to the legality of the corporate structure of Shenzhen Freenet Information Technology Limited.

†5.3	Opinion of Commerce & Finance Law, People’s Republic of China counsel to the Registrant, as to the legality of the corporate structure of Beijing Lei Ting Wan Jun Network Technology Limited.

Exhibits	Description

†5.4	Opinion of Commerce & Finance Law, People’s Republic of China counsel to the Registrant, as to the legality of the corporate structure of Beijing Lei Ting Wu Ji Network Technology Limited.

*5.5	Opinion of Sidley Austin Brown & Wood as to the validity of the American Depositary Receipts.

†10.1	Form of Hong Kong Underwriting Agreement.

†10.2	Non-Competition Undertaking, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

†10.3	Restructuring Agreement, dated September 20, 2003, among TOM Online Inc., TOM.COM LIMITED and Rich Wealth Holdings Limited.

†10.4	Trademark and Domain Name License Agreement, dated February 27, 2004, between Beijing Super Channel Network Limited and tom.com enterprises limited.

†10.5	Deed of Indemnity, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

†10.6	Sale and Purchase Agreement, dated September 25, 2003, among Bright Horizon Enterprises Limited, Cranwood Company Limited, TOM Online Inc. and TOM.COM LIMITED.

†10.7	Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

†10.8	Online Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

†10.9	Cooperation Agreement, dated January 27, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and Shanghai Maya Online Broadband Network Company Limited.

†10.10	Content License Agreement, dated April 30, 2003, between Beijing Lei Tin Wan Jun Network Technology Limited and ChinaPlus (Beijing) Company Limited (with schedule).

†10.11	License Agreement, dated November 21, 2002, between Beijing Lei Ting Wan Jun Network Technology Limited and Cernet Information Technology Company Limited.

†10.12	Loan Agreement, dated July 25, 2002, between Divine Gem Management Limited and Wang Lei Lei and Wang Xiu Ling.

†10.13	Assignment of Loan Agreement, dated September 25, 2003, among Divine Gem Management Limited, Puccini International Limited, Wang Lei Lei and Wang Xiu Ling.

†10.14	Letter of Undertaking, dated November 19, 2003, between Puccini International Limited and Wang Lei Lei (with schedule).

†10.15	Loan Agreement, dated August 8, 2002, as supplemented on September 26, 2003, between Lahiji Vale Limited and Wang Xiu Ling.

†10.16	Loan Agreement, dated November 25, 2002, as supplemented on September 26, 2003, among Advanced Internet Services Limited, Wang Xiu Ling and Shenzhen Freenet Information Technology Company Limited.

†10.17	Loan Agreement, dated November 25, 2002, between Shenzhen Freenet Information Technology Company Limited and Wang Xiu Ling.

†10.18	Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Sheng Yong.

†10.19	Novation Agreement, dated September 26, 2003, among Advanced Internet Services, Wang Xiu Ling and Sheng Yong.

†10.20	Novation Agreement, dated September 26, 2003, among Shenzhen Freenet Information Technology Company Limited, Wang Xiu Ling and Sheng Yong.

Exhibits	Description

†10.21	Share Pledge Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Wang Lei Lei (with schedule).

†10.22	Assignment of Share Pledge Agreement, dated September 26, 2003, among Lahiji Vale Limited, Beijing Super Channel Network Limited and Wang Xiu Ling.

†10.23	Share Option Agreement, dated September 26, 2003, among Lahiji Vale Limited, Beijing Lei Ting Wan Jun Network Technology Limited and Wang Lei Lei (with schedule).

†10.24	Exclusive Technical and Consulting Services Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

†10.25

Business Operations Agreement, dated September 26, 2003, among Beijing Super Channel Network Limited, Beijing Lei Ting Wan Jun Network Technology Limited, Wang Lei Lei and Wang Xiu Ling (with schedule).

†10.26	Power of Attorney, dated September 26, 2003, from Wang Xiu Ling with respect to Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

†10.27	Trademark License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

†10.28	Domain Name License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

†10.29	Domain Name Transfer Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

†10.30	Form of Employment Agreement.

†10.31	Short Messaging Services Agreement, dated April 30, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and Beijing Mobile Communication Company Limited.

†10.32	Short Messaging Services Agreement, dated April 11, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and China United Telecommunications Corporation.

†10.33	Wireless Interactive Voice Response Services Agreement, dated October 15, 2003, between Beijing Lei Ting Wu Ji Network Technology Limited and Beijing Mobile Communication Company Limited.

†10.34

Share Sale and Purchase Agreement, dated December 14, 2001, among China International Travel Service Head Office, CTN Holdings Limited, Super Travel Limited, Guangdong Hua Da Kang Investment Co., Ltd., Guangdong Suntek Information Industrial Co., Ltd., Guangzhou Xinrong Information Industrial Co., Ltd., Beijing Planet Network Travel Information Technology Limited, and China Travel Network Company Limited.

†10.35	Share Purchase Agreement, dated September 1, 2000, between Freenet Information Technology Company Limited and Effective Developments Limited.

†10.36

Acquisition Agreement, dated September, 2000, among Frederick Michael Demopoulos, Douglas Khoo Kok Hui, Lu Xiaohu, IDG Technology Venture Investment Inc., Softbank China Venture Investments No. 10 Limited and Sawston Developments Limited, as supplemented on November 30, 2000.

†10.37	Servicemark, Trademark and Domain Name Assignment Agreement, dated December 7, 1999, between Vortexx 2000 LLC and Heyami Limited.

†10.38	Supplemental Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Wang Xiu Ling.

Exhibits	Description

†10.39	Short Messaging Services Agreement, dated November 2003, between Guangdong Mobile Communication Company Limited and Beijing Lei Ting Wan Jun Network Technology Limited.

†10.40	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Advanced Internet Services Limited.

†10.41	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Laurstinus Limited.

†10.42	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Lahiji Vale Limited.

† 21.1	List of subsidiaries of the Registrant.

† 23.1	Consent of PricewaterhouseCoopers.

† 23.2	Consent of Commerce & Finance Law Offices.

† 23.3	Consent of Maples and Calder Asia.

† 23.4	Consent of Freshfields Bruckhaus Deringer.

† 23.5	Consent of American Appraisal China Limited.

† 23.6	Consent of Vortexx 2000 LLC.

† 24.1	Powers of Attorney (contained in signature pages to registration statement).

†	Previously filed.
*	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-112817) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares.

(b)	Financial Statements

Item 9.    Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on March 4, 2004.

TOM Online Inc.

By:	/s/ Wang Lei Lei
Name: Wang Lei Lei
Title: Chief Executive Officer and Executive Officer Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons on March 4, 2004 in the capacities indicated.

Signature	Title

* FRANK JOHN SIXT	Chairman of the Board of Directors

/s/ Sing Wang SING WANG	Vice Chairman of the Board of Directors

* WANG LEI LEI	Executive Director and Chief Executive Officer

* PETER A. SCHLOSS	Executive Director and Chief Financial Officer

/s/ Xu Zhiming XU ZHIMING	Executive Director and Chief Operating Officer

* WU YUN	Executive Director and Executive Vice President of Corporate Development

* ELAINE JUE FENG	Executive Director and Vice President of Sales and Marketing

* FAN TAI	Executive Director and Financial Controller

* TOMMEI M.K. TONG	Non-Executive Director

* MA WEI HUA	Independent Non-Executive Director

Signature	Title

* GORDON C. K. KWONG	Independent Non-Executive Director

* LIU BING HAI	Vice President of Enterprise Solutions

* HAN JUN	Vice President of Wireless Operations

* CAO TIAN WEI	Director of Client Services

* ZHANG MING JIN	Manager of Technology Department

* ANGELA MAK	Company Secretary

* SHERMAINE S.L. LAM	Accountant

*By:	/s/ Sing Wang
Sing Wang
(Attorney-in-fact)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States, of TOM Online Inc., has signed this Registration Statement or amendment thereto in the city of Newark, state of Delaware, on March 4, 2004.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi

EXHIBIT INDEX

Exhibits	Description

† 1.1	Form of International Underwriting Agreement.

† 3.1	Amended and Restated Memorandum and Articles of Association.

† 4.1	Specimen of Share Certificate.

† 4.2	Amended and Restated Memorandum and Articles of Association (filed as Exhibit 3.1 hereof).

*4.3

Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.

5.1	Opinion of Maples and Calder Asia, Cayman Islands counsel to the Registrant, as to the validity of the ordinary shares.

† 5.2	Opinion of Commerce & Finance Law, People’s Republic of China counsel to the Registrant, as to the legality of the corporate structure of Shenzhen Freenet Information Technology Limited.

† 5.3	Opinion of Commerce & Finance Law, People’s Republic of China counsel to the Registrant, as to the legality of the corporate structure of Beijing Lei Ting Wan Jun Network Technology Limited.

† 5.4	Opinion of Commerce & Finance Law, People’s Republic of China counsel to the Registrant, as to the legality of the corporate structure of Beijing Lei Ting Wu Ji Network Technology Limited.

* 5.5	Opinion of Sidley Austin Brown & Wood as to the validity of the American Depositary Receipts.

† 10.1	Form of Hong Kong Underwriting Agreement.

† 10.2	Non-Competition Undertaking, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

†10.3	Restructuring Agreement, dated September 20, 2003, among TOM Online Inc., TOM.COM LIMITED and Rich Wealth Holdings Limited.

† 10.4	Trademark and Domain Name License Agreement, dated February 27, 2004, between Beijing Super Channel Network Limited and tom.com enterprises limited.

† 10.5	Deed of Indemnity, dated February 27, 2004, between TOM Online Inc. and TOM Group Limited.

† 10.6	Sale and Purchase Agreement, dated September 25, 2003, among Bright Horizon Enterprises Limited, Cranwood Company Limited, TOM Online Inc. and TOM.COM LIMITED.

† 10.7	Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

† 10.8	Online Media Services Agreement, dated September 26, 2003, between TOM Online Inc. and TOM.COM INTERNATIONAL LIMITED.

† 10.9	Cooperation Agreement, dated January 27, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and Shanghai Maya Online Broadband Network Company Limited.

†10.10	Content License Agreement, dated April 30, 2003, between Beijing Lei Tin Wan Jun Network Technology Limited and ChinaPlus (Beijing) Company Limited (with schedule).

†10.11	License Agreement, dated November 21, 2002, between Beijing Lei Ting Wan Jun Network Technology Limited and Cernet Information Technology Company Limited.

†10.12	Loan Agreement, dated July 25, 2002, between Divine Gem Management Limited and Wang Lei Lei and Wang Xiu Ling.

†10.13	Assignment of Loan Agreement, dated September 25, 2003, among Divine Gem Management Limited, Puccini International Limited, Wang Lei Lei and Wang Xiu Ling.

Exhibits	Description

†10.14	Letter of Undertaking, dated November 19, 2003, between Puccini International Limited and Wang Lei Lei (with schedule).

†10.15	Loan Agreement, dated August 8, 2002, as supplemented on September 26, 2003, between Lahiji Vale Limited and Wang Xiu Ling.

†10.16	Loan Agreement, dated November 25, 2002, as supplemented on September 26, 2003, among Advanced Internet Services Limited, Wang Xiu Ling and Shenzhen Freenet Information Technology Company Limited.

†10.17	Loan Agreement, dated November 25, 2002, between Shenzhen Freenet Information Technology Company Limited and Wang Xiu Ling.

†10.18	Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Sheng Yong.

†10.19	Novation Agreement, dated September 26, 2003, among Advanced Internet Services, Wang Xiu Ling and Sheng Yong.

†10.20	Novation Agreement, dated September 26, 2003, among Shenzhen Freenet Information Technology Company Limited, Wang Xiu Ling and Sheng Yong.

†10.21	Share Pledge Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Wang Lei Lei (with schedule).

†10.22	Assignment of Share Pledge Agreement, dated September 26, 2003, among Lahiji Vale Limited, Beijing Super Channel Network Limited and Wang Xiu Ling.

†10.23	Share Option Agreement, dated September 26, 2003, among Lahiji Vale Limited, Beijing Lei Ting Wan Jun Network Technology Limited and Wang Lei Lei (with schedule).

†10.24	Exclusive Technical and Consulting Services Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

†10.25

Business Operations Agreement, dated September 26, 2003, among Beijing Super Channel Network Limited, Beijing Lei Ting Wan Jun Network Technology Limited, Wang Lei Lei and Wang Xiu Ling (with schedule).

†10.26	Power of Attorney, dated September 26, 2003, from Wang Xiu Ling with respect to Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

†10.27	Trademark License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

†10.28	Domain Name License Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

†10.29	Domain Name Transfer Agreement, dated September 26, 2003, between Beijing Super Channel Network Limited and Beijing Lei Ting Wan Jun Network Technology Limited (with schedule).

†10.30	Form of Employment Agreement.

†10.31	Short Messaging Services Agreement, dated April 30, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and Beijing Mobile Communication Company Limited.

†10.32	Short Messaging Services Agreement, dated April 11, 2003, between Beijing Lei Ting Wan Jun Network Technology Limited and China United Telecommunications Corporation.

†10.33	Wireless Interactive Voice Response Services Agreement, dated October 15, 2003, between Beijing Lei Ting Wu Ji Network Technology Limited and Beijing Mobile Communication Company Limited.

Exhibits	Description

†10.34

Share Sale and Purchase Agreement, dated December 14, 2001, among China International Travel Service Head Office, CTN Holdings Limited, Super Travel Limited, Guangdong Hua Da Kang Investment Co., Ltd., Guangdong Suntek Information Industrial Co., Ltd., Guangzhou Xinrong Information Industrial Co., Ltd., Beijing Planet Network Travel Information Technology Limited, and China Travel Network Company Limited.

†10.35	Share Purchase Agreement, dated September 1, 2000, between Freenet Information Technology Company Limited and Effective Developments Limited.

†10.36

Acquisition Agreement, dated September, 2000, among Frederick Michael Demopoulos, Douglas Khoo Kok Hui, Lu Xiaohu, IDG Technology Venture Investment Inc., Softbank China Venture Investments No. 10 Limited and Sawston Developments Limited, as supplemented on November 30, 2000.

†10.37	Servicemark, Trademark and Domain Name Assignment Agreement, dated December 7, 1999, between Vortexx 2000 LLC and Heyami Limited.

†10.38	Supplemental Loan Agreement, dated September 26, 2003, between Advanced Internet Services Limited and Wang Xiu Ling.

†10.39	Short Messaging Services Agreement, dated November 2003, between Guangdong Mobile Communication Company Limited and Beijing Lei Ting Wan Jun Network Technology Limited.

†10.40	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Advanced Internet Services Limited.

†10.41	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Laurstinus Limited.

†10.42	Loan Agreement, dated September 21, 2003, between TOM.COM LIMITED and Lahiji Vale Limited.

† 21.1	List of subsidiaries of the Registrant.

† 23.1	Consent of PricewaterhouseCoopers.

† 23.2	Consent of Commerce & Finance Law Offices.

† 23.3	Consent of Maples and Calder Asia.

† 23.4	Consent of Freshfields Bruckhaus Deringer.

† 23.5	Consent of American Appraisal China Limited.

† 23.6	Consent of Vortexx 2000 LLC.

† 24.1	Powers of Attorney (contained in signature pages to registration statement).

†	Previously filed.
*	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-112817) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares.

(b)	Financial Statements